Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH
Any and All Outstanding Ordinary Shares Held by U.S. Holders
of
CNOVA N.V.
at
US$5.50 Net Per Cnova Ordinary Share,
by
CASINO, GUICHARD-PERRACHON S.A.

THIS OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 PM, NEW YORK CITY TIME, ON JANUARY 25, 2017 UNLESS THIS OFFER IS EXTENDED.

Casino, Guichard-Perrachon S.A., which we refer to as “Casino,” is offering to acquire for cash all outstanding ordinary shares of Cnova N.V. (which we refer to as “Cnova”), nominal value €0.05, which we refer to as the “Cnova ordinary shares,” through concurrent offers to purchase in the United States, which we refer to as the “U.S. Offer,” and in France, which we refer to as the “French Offer.” We collectively refer to the U.S. Offer and the French Offer as the “Offers.” The U.S. Offer being made pursuant to this offer to purchase may only be accepted by and is solely open to holders of Cnova ordinary shares resident in the United States, whom we refer to as “U.S. holders.”

The Offers are the second and final transaction in a series of two transactions that together constitute a “going private” transaction, as such term is used in Rule 13e-3 of the United States Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.” The first transaction in the series—the reorganization of Cnova’s Brazilian subsidiary (which we refer to as “Cnova Brazil”) within Via Varejo S.A., which we refer to as the “Reorganization”—was completed on October 31, 2016. We refer to the Reorganization and the Offers collectively as the “Transactions.”

Pursuant to the U.S. Offer, Casino is offering to acquire any and all outstanding Cnova ordinary shares held by U.S. holders. U.S. holders of Cnova ordinary shares may tender their securities only into the U.S. Offer, pursuant to and on the terms set forth in this offer to purchase, which we refer to as the “offer to purchase.” Non-U.S. holders of Cnova ordinary shares may tender their Cnova ordinary shares only into the French Offer, subject to the local laws and regulations applicable to those holders. Casino does not intend to increase the price to be paid in the French Offer, however, in the event that the price to be paid in the French Offer for any Cnova ordinary shares is increased, Casino will make a corresponding increase to the price paid in the U.S. Offer.

A committee of the Cnova board of directors (which we refer to as the “Cnova transaction committee”) consisting solely of Cnova directors without potential conflicts of interest with respect to Casino or any of its affiliates other than Cnova (who we refer to as “non-conflicted directors”) was formed for purposes of evaluating, negotiating and entering into agreements in connection with the Transactions. Under Dutch law and pursuant to the resolutions approving the creation of and empowering the Cnova transaction committee, the actions taken by the non-conflicted directors in connection with the Transactions (including any deliberations, decision-making and any resolutions passed by it) are attributable to, and are considered to be actions of, the full Cnova board of directors. See the section entitled, “Special Factors—Purposes and Reasons for the Offers—Purposes and Reasons of the Cnova Transaction Committee and the Cnova Board of Directors for the Offers.”

The Cnova transaction committee and Cnova board of directors fully support the Offers and recommend that U.S. holders of Cnova ordinary shares accept the U.S. Offer and tender their Cnova ordinary shares. At its meeting on December 1, 2016, the Cnova transaction committee, representing the Cnova board of directors, after consultation with its legal and financial advisors, unanimously concluded that it had thoroughly considered the merits, advantages and potential disadvantages of the Offers and unanimously (i) concluded that the price to be offered by Casino in the Offers reflects at least full and fair value for the Cnova ordinary shares, (ii) determined that the Offers are in the best interest of Cnova and its stakeholders, including the Shareholders, (iii) determined that the Offers are fair, advisable and in the best interest of the unaffiliated Shareholders and (iv) resolved to fully support the Offers and recommend that Shareholders accept the Offers, and tender their Cnova ordinary shares into the Offers.

A summary of the principal terms of the U.S. Offer appears on pages 1 through 14. U.S. holders of Cnova ordinary shares should read this offer to purchase carefully and in its entirety before deciding whether to tender their Cnova ordinary shares into the U.S. Offer.

This document has not received the visa of the Autorité des Marchés Financiers (which we refer to as the “AMF”). Accordingly, this document may not be used to make offers in connection with the French Offer.

Neither the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) nor any state securities commission has approved or disapproved of the U.S. Offer, passed upon the fairness or merits of the U.S. Offer, or passed upon the adequacy or accuracy of the disclosure contained in this offer to purchase. Any representation to the contrary is a criminal offense.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this offer to purchase. Additional copies of this offer to purchase, the letter of transmittal, the forms of acceptance for Cnova ordinary shares and other related materials may be obtained from the Information Agent or the Depositary.

The Information Agent for the U.S. Offer is:

1290 Avenue of the Americas, 9th Floor
New York, NY 10104
(888) 206-5896

The Depositary for the U.S. Offer is:

AMERICAN STOCK TRANSFER AND TRUST COMPANY

By Mail:	By Express or Overnight Courier:
American Stock Transfer & Trust Company, LLC Attn: Reorganization Department 6201 15th Avenue, Brooklyn, New York 11219	American Stock Transfer & Trust Company, LLC Attn: Reorganization Department 6201 15th Avenue, Brooklyn, New York 11219

December 27, 2016

GENERAL INFORMATION

Cnova has filed with the SEC a transaction statement on Schedule 13E-3 relating to the Transactions, which we refer to as the “Transaction Statement.” This offer to purchase has been filed as Exhibit (a)(16) to the Transaction Statement and does not contain all of the information in the Transaction Statement. Whenever a reference is made in this offer to purchase to an agreement or other document, please be aware that the reference is not complete and that you should refer to the exhibits that are part of the Transaction Statement for a copy of that agreement or other document. See the section entitled “Where You Can Find Additional Information.”

In this offer to purchase:

•	“Casino” refers to Casino, Guichard-Perrachon S.A., a French public limited company (société anonyme);
•	“Casino Group” refers to Casino and its subsidiaries and, where appropriate, the controlling holding companies of Casino;
•	“CBD” refers to Companhia Brasileira de Distribuição, a Brazilian corporation (sociedade anônima);
•	“Cnova” refers to Cnova N.V., a Netherlands public limited liability company (naamloze vennootschap);
•	“Cnova Brazil” refers to Cnova Comércio Eletrônico S.A., a Brazilian private corporation (sociedade anônima);
•	“Cnova Finança” refers to Cnova Finança B.V., a private company with limited liability organized under the laws of the Netherlands;
•	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
•	“Filing Parties” refers to Casino, CBD, and Cnova;
•	The “Offers” refers to Casino’s concurrent tender offers in the United States and France for any and all Cnova ordinary shares, par value €0.05;
•	The “Reorganization” refers to the reorganization of Cnova Brazil within Via Varejo as contemplated by the Reorganization Agreement and completed on October 31, 2016;
•	The “Reorganization Agreement” refers to the Reorganization Agreement among Via Varejo, Cnova Brazil and Cnova, dated as of August 8, 2016, and included as Exhibit (d)(1) to the Transaction Statement;
•	The “Transactions” refers to the Reorganization and the Offers, collectively;
•	“U.S. holder” means any security holder resident in the United States, as used in Rule 14d-1(d) under the Exchange Act; and
•	“Via Varejo” refers to Via Varejo S.A., a Brazilian corporation (sociedade anônima).

Certain other terms are defined in other sections of this offer to purchase.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Cnova is subject to the informational requirements of the Exchange Act and files reports, including annual reports on Form 20-F, and furnishes reports on Form 6-K and other information with or to the SEC, pursuant to the rules and regulations of the SEC that apply to foreign private issuers. These may be read without charge and copied, upon payment of prescribed rates, at the public reference facility maintained by the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. To obtain information on the operation of the public reference facility, you can call the SEC at 1-800-SEC-0330. Any SEC filings may also be accessed by visiting the SEC’s website at www.sec.gov.

The SEC allows Cnova to “incorporate by reference” the information that Cnova files with the SEC and information that Cnova furnished to the SEC (but only to the extent such “furnished” information is specifically incorporated by reference), which means that Cnova can disclose important information to you by referring to those documents. Cnova incorporates by reference the documents listed below:

•	Annual Report on Form 20-F for the year ended December 31, 2015, filed on July 22, 2016; and
•	Reports on Form 6-K, furnished on July 22, 2016, July 26, 2016, August 3, 2016, August 9, 2016, September 15, 2016, September 27, 2016, October 17, 2016, October 28, 2016, October 31, 2016, November 17, 2016, November 28, 2016, December 2, 2016 and December 6, 2016.

Cnova will provide without charge to each person, including any beneficial owner, to whom this offer to purchase is delivered, upon his or her written or oral request, a copy of any or all of the reports or documents referred to above that have been incorporated by reference into this offer to purchase, other than exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from Cnova, WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, Tel.: +31 20 795 0671, or you may obtain them from Cnova’s corporate website at www.cnova.com. Except for the documents specifically incorporated by reference into this offer to purchase, information contained on Cnova’s website or that can be accessed through its website does not constitute a part of this offer to purchase. Cnova has included its website address only as an inactive textual reference and does not intend it to be an active link to its website.

CAUTIONARY STATEMENTS

This offer to purchase contains forward-looking statements. Such forward-looking statements may generally be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. Examples of forward-looking statements include, but are not limited to, statements made herein regarding the possibility, timing and other terms and conditions of the proposed transactions described herein and the related offers by Casino for the outstanding shares of Cnova. The forward-looking statements contained in this offer to purchase are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others:

•	risks related to disruption of management’s attention from Cnova’s ongoing business operations due to ongoing integration activities following completion of the Reorganization;
•	the effect of the Reorganization on the ability of Cnova to retain and hire key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally;
•	the outcome of any legal proceedings that may be instituted against Cnova and others relating to the Transactions; and
•	other factors discussed under the heading “Risk Factors” in Cnova’s Annual Report on the Form 20-F for the year ended December 31, 2015 filed with the SEC on July 22, 2016 and other documents filed with or furnished to the SEC.

Any forward-looking statements made in this offer to purchase speak only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

v

APPENDIX A – DUTCH LAW POSITION STATEMENT

APPENDIX B – FAIRNESS OPINION OF EIGHT ADVISORY FRANCE S.A.S.

APPENDIX C – ENGLISH TRANSLATION OF J.P. MORGAN VALUATION REPORT SUMMARY

QUESTIONS AND ANSWERS ABOUT THE OFFERS

The following are some of the questions you, as a U.S. holder of Cnova ordinary shares, may have about the Offers and answers to these questions. These Questions and Answers about the Offers are not meant to be a substitute for the information contained in the remainder of this offer to purchase and the related letter of transmittal and the forms of acceptance for Cnova ordinary shares. The information contained in these Questions and Answers about the Offers is qualified in its entirety by the more detailed descriptions and explanations contained in this offer to purchase and the related letter of transmittal and the forms of acceptance for Cnova ordinary shares. U.S. holders of Cnova ordinary shares are urged to read this offer to purchase and the related letter of transmittal and the forms of acceptance for Cnova ordinary shares carefully and in their entirety before making any decision regarding whether to tender Cnova ordinary shares into the U.S. Offer because such documents contain important information about the U.S. Offer.

Securities Sought:	Any and all outstanding ordinary shares, nominal value €0.05 per share, of Cnova N.V.

Price Offered Per Cnova ordinary share:	US$5.50 per share, net to the seller in cash, without interest, less any applicable withholding taxes.

Scheduled Expiration Date:	5:00 PM, New York City time, on January 25, 2017, unless the U.S. Offer is extended.

Purchaser:	Casino, Guichard-Perrachon, a société anonyme organized under the laws of France and a major food retailer in France and abroad.
Q:	Who is offering to buy my Securities?
A:	Casino, Guichard-Perrachon, a société anonyme organized under the laws of France, is offering to purchase any and all outstanding Cnova ordinary share pursuant to the Offers. See the sections entitled “The Filing Parties—Casino, Guichard-Perrachon” and “Important Information Regarding Casino.”
Q:	What Securities are being sought in the U.S. Offer?
A:	In the U.S. Offer, Casino is offering to purchase any and all Cnova ordinary shares held by U.S. holders. The remainder of Cnova’s outstanding ordinary shares are the subject of the French Offer. See the section entitled “The Offers—Terms of the U.S. Offer—Dual Offer Structure.”
Q:	Why is there a separate French Offer?
A:	U.S. and French law and practice relating to tender offers are inconsistent in a number of ways. The U.S. Offer complies with U.S. law and practice and will be conducted in accordance with the U.S. Federal securities laws, including Regulation 14D and Regulation 14E promulgated under the Exchange Act. The French Offer complies with French law and practice. The terms of the Offers, however, are substantially the same, except that persons tendering Cnova ordinary shares into the French Offer will receive consideration denominated in euros and persons tendering into the U.S. Offer will receive consideration denominated in U.S. dollars. Neither Offer is subject to any conditions. See the sections entitled “The Offers—Terms of the U.S. Offer” and “Absence of Conditions to the Offers; Withdrawal of the Offers.”
Q:	Who can participate in the U.S. Offer?
A:	U.S. holders of Cnova ordinary shares may tender their Cnova ordinary shares only in the U.S. Offer. Non-U.S. holders of Cnova ordinary shares may not tender in the U.S. Offer. See the section entitled “Introduction.”
Q:	Who can participate in the French Offer?
A:	Non-U.S. holders of Cnova ordinary shares may tender their Cnova ordinary shares into the French Offer, subject to the local laws and regulations applicable to those holders. See the section entitled “Introduction.”

Q:	What are the differences between the U.S. Offer and the French Offer?
A:	The terms of the U.S. Offer and the French Offer are substantially the same, subject to the limited differences described below. Neither the U.S. Offer nor the French Offer is subject to any conditions. However, as a result of differences in law between the United States and France, the procedures for accepting the Offers and tendering Cnova ordinary shares, as well as some of the rights of tendering holders of Securities, under the U.S. Offer and the French Offer are not identical.

The U.S. Offer is made to U.S. holders of Cnova ordinary shares, while the French Offer is made to Cnova shareholders in France and those who are resident anywhere outside of the United States, subject to the local laws and regulations applicable to such Cnova shareholders.

An additional difference is that the price to be paid in the U.S. Offer is US$5.50 per Cnova ordinary share, net to the seller in cash, without interest, less any applicable withholding tax, while the price to be paid in the French Offer will be an equivalent amount of euros calculated by using the WM/Reuters spot exchange rate for euros per U.S. dollar at 5:00pm Paris time on the first French business day following expiration of the French Offer. We refer to the cash consideration payable pursuant to the Offers as the “Offer price.”

For a discussion of the terms of the U.S. Offer and certain material differences between the U.S. Offer and the French Offer, see the sections entitled “Introduction” and “The Offers—Terms of the U.S. Offer.”

Q:	How much is Casino offering to pay? What is the form of payment? Will I have to pay any fees or commissions?
A:	Casino is offering to pay US$5.50 per Cnova ordinary share, net to the seller. The Offer price will be paid in cash, less any relevant withholding taxes. See the section entitled “The Offers—Material U.S. Federal Income Tax Consequences of the U.S. Offer.”

If you are the record owner of your Cnova ordinary shares and you tender your Cnova ordinary shares to Casino in the U.S. Offer, you will not have to pay brokerage fees or similar expenses. If you own your Cnova ordinary shares through a broker or other nominee, and your broker tenders your Securities on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Q:	Does Casino have the financial resources to make payments in respect of tendered Cnova ordinary shares?
A:	Yes. Casino will have sufficient funds to purchase all Cnova ordinary shares successfully tendered in the U.S. Offer. The U.S. Offer is not conditioned upon any financing arrangements. See the section entitled “Financing for the Offers.”
Q:	How long do I have to decide whether to tender in the U.S. Offer?
A:	You will have until 5:00 PM, New York City time, on January 25, 2017, or until the expiration date of any extension of the U.S. Offer, to decide whether to tender your Cnova ordinary shares in the U.S. Offer. We refer to the time at which the U.S. Offer, as it may be extended, ultimately expires as the “Expiration Date.” The French Offer is currently scheduled to expire on the same date as the Expiration Date. See the section entitled “The Offers—Terms of the U.S. Offer—Expiration Date of the U.S. Offer.”
Q:	Can the U.S. Offer be extended and under what circumstances?
A:	Yes. Casino may be required to extend the U.S. Offer under applicable U.S. securities laws. In addition, the expiration date and any extensions of the French Offer are, under French law, determined exclusively by the AMF. If the AMF extends the French Offer for any reason, Casino will extend the U.S. Offer so that the U.S. Offer and the French Offer expire on the same date, subject to the rights of Casino as set forth in this offer to purchase. If the U.S. Offer is extended, you will have until the expiration of the U.S. Offer, as so extended, to decide whether to tender. See the section entitled “The Offers—Terms of the U.S. Offer—Extension of and Amendments to the U.S. Offer; Material Changes and Announcements.”
Q:	How will I be notified if the U.S. Offer is extended?
A:	If Casino extends the U.S. Offer, Casino will inform American Stock Transfer And Trust Company, the depositary for the Cnova ordinary shares in the U.S. Offer (which we refer to as the “Depositary”), of that fact and Casino will make a public announcement of the extension, by no later than 9:00am, New York City time, on the next business day after the U.S. Offer was previously scheduled to expire. See the section entitled “The Offers—Terms of the U.S. Offer—Extension of and Amendments to the U.S. Offer; Material Changes and Announcements.”

Q:	When will I be paid for my tendered Cnova ordinary shares?
A:	Amounts in respect of validly tendered Cnova ordinary shares will be paid by Casino in U.S. dollars out of immediately available funds promptly following publication by the AMF of the definitive results of the French Offer by its issuance of an avis de résultat définitif. The AMF is expected to publish definitive results of the French Offer four French trading days following the Expiration Date. See the section entitled “The Offers—Terms of the U.S. Offer—Acceptance for Payment; Return of and Payment for Cnova Ordinary Shares.”
Q:	What are the conditions to the U.S. Offer?
A:	In the U.S. Offer, Casino is offering to purchase any and all Cnova ordinary shares held by U.S. holders. Consummation of the Offers is not subject to any conditions. See the section entitled “Absence of Conditions to the Offers; Withdrawal of the Offers.”
Q:	How do I accept the U.S. Offer?
A:	If you hold your Cnova ordinary shares directly as the registered owner, you can tender your Cnova ordinary shares not later than the Expiration Date by:
•	delivering a completed and signed letter of transmittal and any other documents required by the letter of transmittal, to American Stock Transfer and Trust Company, which is acting as the depositary for the U.S. Offer (and which we refer to as the “Depositary”); or
•	following the procedures for book-entry transfer set forth in the section entitled “The Offers—Terms of the U.S. Offer—Procedure for Accepting the U.S. Offer and Tendering Cnova Ordinary Shares.”

The letter of transmittal is enclosed with this offer to purchase.

If you hold your Cnova ordinary shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Cnova ordinary shares and give instructions that your Cnova ordinary shares be tendered. You should contact the institution that holds your Cnova ordinary shares for more details.

If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within two trading days on the NASDAQ.

See the section entitled “The Offers—Terms of the U.S. Offer—Procedure for Accepting the U.S. Offer and Tendering Cnova Ordinary Shares.”

Q:	Can I withdraw previously tendered Cnova ordinary shares? Until what time?
A:	Yes. You can withdraw Cnova ordinary shares that you previously tendered into the U.S. Offer at any time until the Expiration Date, and, if Casino has not made payment in respect of any Cnova ordinary shares by February 25, 2017, such Cnova ordinary shares may be withdrawn at any time until payment is made. See the section entitled “The Offers—Terms of the U.S. Offer—Withdrawal Rights.”
Q:	How do I withdraw previously tendered Cnova ordinary shares?
A:	To withdraw previously tendered Cnova ordinary shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Cnova ordinary shares. If you tendered Cnova ordinary shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Cnova ordinary shares. See the section entitled “The Offers—Terms of the U.S. Offer—Withdrawal Rights.”

Q:	What does the Cnova Board of Directors think of the Offers?
A:	After numerous discussions and consultations with its legal and financial advisors, the Cnova transaction committee unanimously concluded at its meeting on December 1, 2016 that it had thoroughly considered the merits, advantages and potential disadvantages of the Offers and unanimously (i) concluded that the price to be offered by Casino in the Offers reflects at least full and fair value for Cnova shareholders, (ii) determined that the Offers are in the best interest of Cnova, its shareholders and all other Cnova stakeholders, (iii) determined that the Offers are fair, advisable and in the best interest of unaffiliated Cnova shareholders and (iv) resolved to fully support the Offers and recommend that holders of Cnova ordinary shares accept the Offers, and tender their Cnova ordinary shares into the Offers. The Cnova transaction committee and Cnova board of directors fully support the Offers and recommend that holders of Cnova ordinary shares accept the Offers and tender their Cnova ordinary shares into the Offers. See the section entitled “Special Factors—Positions of the Filing Parties as to Fairness of the Offers—Recommendation of the Cnova Transaction Committee and the Cnova Board of Directors; Fairness of the Offers.”

Additionally, pursuant to requirements of Dutch law, the Cnova transaction committee prepared a position statement which outlines the position of the Cnova transaction committee and the Cnova board of directors with respect to the Offers and discusses the material considerations underlying their position. A copy of the position statement is included as Appendix A to this offer to purchase.

Q:	Will I be taxed on the cash that I receive?
A:	The sale of Cnova ordinary shares pursuant to the U.S. Offer generally will be a taxable transaction for U.S. federal income tax purposes. See the section entitled “The Offers—Material U.S. Federal Income Tax Consequences of the U.S. Offer.”
Q:	Who can I talk to if I have questions about the U.S. Offer?
A:	Georgeson Inc. is acting as the information agent for the U.S. Offer, which we refer to as the “Information Agent.” You may contact the Information Agent in any of the manners set forth on the back cover of this offer to purchase.

SUMMARY TERM SHEET

This summary term fairly and accurately summarizes the material information contained in this offer to purchase and the related letter of transmittal and forms of acceptance for Cnova ordinary shares not previously summarized in the section entitled “Questions and Answers About the Offers.” However, this summary term sheet is not meant to be a substitute for the information contained in the remainder of this offer to purchase and the related letter of transmittal and the forms of acceptance for Cnova ordinary shares. The information contained in this summary term sheet is qualified in its entirety by the more detailed descriptions and explanations contained in this offer to purchase and the related letter of transmittal and the forms of acceptance for Cnova ordinary shares. U.S. holders of Cnova ordinary shares are urged to read this offer to purchase and the related letter of transmittal and the forms of acceptance for Cnova ordinary shares carefully and in their entirety before making any decision regarding whether to tender Cnova ordinary shares into the U.S. Offer because such documents contain important information about the U.S. Offer. The items in this summary term sheet include page references directing you to a more complete description of that topic in this offer to purchase.

The Filing Parties (page 85)

Cnova N.V. (“Cnova”)

Cnova is a Netherlands public limited liability company (naamloze vennootschap) incorporated on May 30, 2014 under Dutch law. Cnova holds one of the leading eCommerce companies in France and serves 7.9 million active customers via its state-of-the-art website, Cdiscount. Cnova’s product offering of more than 19 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. See the sections entitled “The Filing Parties” and “Important Information Regarding Cnova.”

Additional information about Cnova is contained in its public filings, which are incorporated by reference herein. See the section entitled “Where You Can Find Additional Information.”

Casino, Guichard-Perrachon S.A. (“Casino”)

Casino, a French public limited company (société anonyme), is a major food retailer in France and abroad. As a multi-format, multi-channel group, it had 15,344 stores under management as of December 31, 2015. See the sections entitled “The Filing Parties” and “Important Information Regarding Casino.”

Companhia Brasileira de Distribuição (“CBD”)

CBD, a Brazilian corporation (sociedade anônima), is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. See the sections entitled “The Filing Parties” and “Important Information Regarding CBD.”

The Filing Parties and Their Controlling Affiliates

Each of the filing parties is a member of the Casino group of companies (which we refer to as the “Casino Group”) and is ultimately controlled by Casino (and its controlling affiliates). For information regarding the ownership of the Filing Parties and their respective controlling affiliates, see the sections entitled “Important Information Regarding the Filing Parties and Their Controlling Affiliates” and “Important Information Regarding Cnova—Security Ownership of Certain Beneficial Owners.”

The Offers (page 87)

Context of the Offers (page 87)

The Offers are the second and final transaction in a series of two transactions that together constitute a “going private” transaction, as such term is used in Rule 13e-3 of the Exchange Act. The first transaction in the series was the Reorganization, which was completed on October 31, 2016. In connection with its evaluation of the Reorganization and negotiation of the Reorganization Agreement, and, particularly in connection with its evaluation of the fairness of any potential reorganization transaction to the unaffiliated Cnova shareholders, the Cnova transaction committee and Cnova board of directors negotiated for an undertaking, which we refer to as the “Offers commitment,” from Casino to launch the Offers following completion of the Reorganization so that unaffiliated Cnova shareholders would be presented with the option to either elect to retain their interests in

Cnova following the completion of the Reorganization or, instead, to tender their Cnova ordinary shares in the Offers and thereby receive a cash payment at an attractive premium. See the sections entitled “Special Factors—Background of the Transactions” and “Transaction Agreements Related to the Offers—The Casino-Cnova Undertakings Letter.”

Overview of the Cnova Brazil Reorganization (page 87)

Cnova and Via Varejo agreed, pursuant to the Reorganization Agreement, to a series of transactions that ultimately resulted in Via Varejo becoming the owner of substantially all of the assets and liabilities of Cnova Brazil. As a result of the Reorganization, Cnova received:

•	all of the Cnova ordinary shares previously held indirectly by Via Varejo (representing approximately 21.9% of Cnova’s share capital as of immediately prior to completion of the Reorganization on October 31, 2016);
•	a cash balancing payment of approximately R$16.5 million, which, pursuant to the terms of the Reorganization Agreement, was subsequently adjusted at closing to R$20.4 million (an increase of approximately R$3.9 million) in connection with the completion of the Reorganization to reflect the working capital and net indebtedness levels of Cnova Brazil as of such time, and was further adjusted after the closing to R$43.3 million (an increase of approximately R$22.9 million from the initial adjusted amount at closing); and
•	the special voting shares underlying the special voting depository receipts that were previously held by a wholly owned subsidiary of Via Varejo.

In addition, on November 7, 2016, Via Varejo caused Cnova Brazil to repay to R$527.0 million in consideration of the outstanding loan obligations owed by Cnova Brazil to Cnova and Cnova Finança, together with all interest and other accrued amounts as of the time of repayment. As a result of the Reorganization, Via Varejo became the sole shareholder of Cnova Brazil and is no longer a Cnova shareholder.

Terms and Conditions of the U.S. Offer (pages 87, 94, 98)

A summary of the material terms and conditions of the U.S. Offer can be found in the section entitled “Questions and Answers about the Offers.” Additionally, see the sections entitled “The Offers—Terms of the U.S. Offer,” “The Offers—Material U.S. Federal Income Tax Consequences of the U.S. Offer,” and “Absence of Conditions to the Offers; Withdrawal of the Offers.”

Special Factors (page 18)

Background of the Transactions (page 18)

A description of the background of the Transactions, including a discussion of the negotiations between the Filing Parties that ultimately led to the signing of the Reorganization Agreement and the other agreements entered into in connection with the Transactions is included in the section entitled “Special Factors—Background of the Transactions.”

Purposes and Reasons of the Cnova Transaction Committee and the Cnova Board of Directors for the Offers (page 27)

Not all members of the Cnova board of directors evaluated and negotiated the Transactions due to the affiliation of certain directors with Casino, CBD or Via Varejo, as more fully described in the discussion of the March 3, 2016 telephonic meeting of the Cnova board of directors in the section entitled “Special Factors—Background of the Transactions.” At this meeting, each of the following members of the Cnova board of directors indicated to the board that he had a conflict of interest: Peter Estermann, Didier Lévêque, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Yves Desjacques, Antoine Giscard d’Estaing and Arnaud Strasser. The Cnova board of directors (in each case excluding the director concerned) subsequently determined that each of the foregoing directors would be considered to have a conflict of interest with respect to the Transactions and such director recused himself from participating in any further deliberations and decision-making in connection with the Transactions. Subsequently, the Cnova board of directors approved the formation of the Cnova transaction committee consisting of Silvio J. Genesini, Bernard Oppetit and Cnova’s

chief executive officer, Emmanuel Grenier for purposes of evaluating, negotiating and entering into agreements in connection with the Transactions, who we refer to as the “non-conflicted members of the Cnova board of directors.” Under Dutch law and pursuant to the resolutions approving the creation of and empowering the Cnova transaction committee, the actions taken by the non-conflicted members of the Cnova board of directors in connection with the Transactions (including any deliberations, decision-making and any resolutions passed by it) are attributable to, and are considered to be actions of, the full Cnova board of directors. Additionally, the Cnova board of directors (represented by the Cnova transaction committee), in its subsequent meeting held on August 8, 2016, authorized and empowered each of the members of the Cnova transaction committee to perform any and all acts and things necessary for, ancillary to, or conducive to, the Transactions on behalf of Cnova. Unless stated otherwise, any action taken by the Cnova board of directors described in this offer to purchase was taken by the non-conflicted members of the Cnova board of directors.

Cnova is not making any offer to purchase Cnova ordinary shares pursuant to this offer to purchase or otherwise and Casino is not making the Offers on behalf of Cnova. Cnova’s involvement in the Offers is limited to the fact that the Cnova transaction committee and the Cnova board of directors, in their evaluation of the fairness of the transactions to the unaffiliated Cnova shareholders, conveyed to Casino through their representatives and advisors that the Offers commitment would be a condition to Cnova’s entry into the Reorganization Agreement (on the terms then-being considered). For a discussion of the negotiations surrounding the Offers commitment and the terms of the Offers commitment that was obtained from Casino by the Cnova transaction committee and the Cnova board of directors, see the sections entitled “Special Factors—Background of the Transactions” and “Transaction Agreements Related to the Offers—The Casino-Cnova Undertakings Letter.”

The Cnova transaction committee and the Cnova board of directors believed that negotiating the Offers commitment from Casino was in the best interests of Cnova, its shareholders and all of its stakeholders, including its employees and the unaffiliated Cnova shareholders. The Cnova transaction committee’s and the Cnova board of directors’ primary purposes for negotiating for the Offers commitment from Casino was to protect the interests of unaffiliated Cnova shareholders. Among other things, recognizing the fact that, following completion of the Reorganization, Cnova’s operations would be limited to its core French eCommerce business and that ownership of Cnova ordinary shares would thus present a qualitatively different investment profile to unaffiliated Cnova shareholders, the Cnova transaction committee and the Cnova board of directors negotiated for the Offers commitment from Casino so that unaffiliated Cnova shareholders would have the ability to either elect to retain their interests in Cnova following the completion of the Reorganization or, instead, to tender their Cnova ordinary shares in the Offers and thereby receive a cash payment at an attractive premium.

Purposes and Reasons of Casino for the Offers (page 28)

As a significant shareholder of both Cnova and Via Varejo, Casino’s primary purpose in committing to launch the Offers pursuant to the Casino-Cnova Undertakings Letter is to maximize the value of its direct and indirect investment in both Cnova and Via Varejo. Casino believes that the Reorganization will generate operational and financial efficiencies at both Cnova and Via Varejo that will put each company in stronger operational and competitive positions. Consequently, Casino’s agreement to make the Offers commitment, including its agreement to the Offer Price, and thereby launch the Offers was based on Casino’s desire for the Reorganization to occur and its recognition that presenting a cash exit opportunity to the unaffiliated Cnova shareholders on terms that would be considered acceptable to Casino, the Cnova transaction committee and the Cnova board of directors would make the Cnova transaction committee and Cnova board of directors more likely to agree to enter into the Reorganization Agreement.

Purposes and Reasons of CBD for the Offers (page 29)

CBD’s primary purpose for agreeing not to tender into the Offers is to maximize the value of its investments in both Cnova and Via Varejo. In agreeing not to tender, CBD analyzed the Transactions from the perspective of a future significant minority shareholder of Cnova and controlling shareholder of Via Varejo and concluded that, based on such analysis and the terms outlined in the Reorganization Agreement, agreeing not to tender, and thereby allowing the transaction to proceed, was in its best interest and in the best interest of its shareholders.

Certain Effects of the Transactions (page 29)

General. As a result of the Reorganization, which was completed on October 31, 2016, Cnova Brazil became wholly owned by Via Varejo (and is expected to be subsequently merged into Via Varejo), which no longer holds any interest in Cnova. Further, since completion of the Reorganization, Via Varejo no longer has any continuing equity or other direct or indirect ownership in Cnova and Cnova has no continuing equity or other ownership interests in Cnova Brazil. As consideration for the Reorganization of Cnova Brazil within Via Varejo, Cnova received (i) all of the Cnova ordinary shares currently held by Via Varejo Holding S.à.r.l. (approximately 21.9% of Cnova’s ordinary shares as of the date of this offer to purchase), (ii) the cash balancing payment of approximately R$16.5 million, which, pursuant to the terms of the Reorganization Agreement, was subsequently adjusted to R$20.4 million at closing (an increase of approximately R$3.9 million) in connection with the completion of the Reorganization to reflect the working capital and financial net indebtedness levels of Cnova Brazil as of such time, and was further adjusted after the closing to R$43.3 million (an increase of approximately R$22.9 million from the initial adjusted amount at closing), and (iii) the special voting shares underlying the special voting depository receipts that were previously held by a wholly owned subsidiary of Via Varejo. In addition, on November 7, 2016, Via Varejo caused Cnova Brazil to repay to R$527.0 million in consideration of the outstanding loan obligations owed by Cnova Brazil to Cnova and one of its wholly owned affiliates, Cnova Finança, together with all interest and other accrued amounts as of the time of repayment.

Potential Involuntary Stock Exchange Delistings. Depending on the number of Cnova ordinary shares tendered into the Offers, the corresponding reduction in Cnova’s public float may result in Cnova failing to meet continuing listing requirements of NASDAQ and/or Euronext Paris and Cnova could be delisted from one or both exchanges, in which case the liquidity of Cnova ordinary shares would be materially adversely affected.

Potential Rights to Institute Buy-out Proceedings Under Dutch Law. If Casino and its group companies own 95% or more of the issued and outstanding ordinary share capital of Cnova after completion of the Offers, Casino and its affiliates would have the right, but not the obligation, to initiate a buy-out procedure in order to acquire the remaining Cnova ordinary shares not tendered and not held by Casino and its affiliates against a fair price to be determined by the competent Dutch court. Casino makes no commitment to institute such proceedings, but expressly reserves its right to do so. Similarly, if Casino and its group companies own 95% or more of the issued and outstanding ordinary share capital of Cnova and 95% or more of the voting interests in Cnova after completion of the Offers, each minority shareholder would have the right, but not the obligation, to institute reverse buy-out proceedings to require Casino to purchase its shares against a fair price to be determined by the competent Dutch court. A minority shareholder would have to file such claim with the competent Dutch court within three months after the end of the acceptance period of the Offers.

Potential Suspension or Termination of Registration Under the Exchange Act. Cnova ordinary shares are currently registered under the Exchange Act. Such registration may be suspended and subsequently terminated by Cnova upon application to the SEC if the shares are no longer listed on a U.S. national securities exchange and if there are fewer than 300 holders of record of Cnova ordinary shares following completion of the Offers.

Plans for Cnova Following the Transactions (page 31)

Following the Offers, Cnova will continue to operate its core French eCommerce business, Cdiscount. Cnova does not have any present plans to engage in any merger, further reorganizations, liquidations or sales or transfers of a significant portion of its assets upon completion of the Offers.

Cnova has not reached a determination as to whether it will voluntarily delist its ordinary shares from NASDAQ or Euronext Paris following the completion of the Transactions, but will continue to evaluate the merits and consequences of voluntarily delisting in connection with future developments, including the outcome of the Offers. As described in the section entitled “Special Factors—Certain Effects of the Transactions,” depending on the results of the Offers, Cnova’s ordinary shares could be involuntarily delisted from NASDAQ and possibly Euronext Paris. Casino is also currently evaluating whether to, jointly with one or more companies within the Casino group, institute Dutch buy-out proceedings to acquire the remaining Cnova ordinary shares not tendered in the Offers (to the extent instituting such proceedings is possible following completion of the Offers). See the section entitled “Special Factors—Certain Effects of the Transactions.”

Recommendation of the Cnova Transaction Committee and the Cnova Board of Directors; Fairness of the Offers (page 32)

After numerous discussions and consultations with its legal and financial advisors, the Cnova transaction committee unanimously concluded at its meeting on December 1, 2016 that it had thoroughly considered the merits, advantages and potential disadvantages, of the Offers and unanimously (i) concluded that the price to be offered by Casino in the Offers reflects at least full and fair value for Cnova shareholders, (ii) determined that the Offers are in the best interest of Cnova, its shareholders and all other Cnova stakeholders, (iii) determined that the Offers are fair, advisable and in the best interest of unaffiliated Cnova shareholders and (iv) resolved to fully support the Offers and recommend that holders of Cnova ordinary shares accept the Offers, and tender their Cnova ordinary shares into the Offers. The Cnova transaction committee and Cnova board of directors fully support the Offers and recommend that holders of Cnova ordinary shares accept the Offers and tender their Cnova ordinary shares into the Offers.

The Cnova transaction committee and the Cnova board of directors, each believe that the Offers are both procedurally and substantively fair to Cnova’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act. The Cnova transaction committee’s belief as to the procedural and substantive fairness of the Transactions is based on the factors discussed in the section entitled “Special Factors—Positions of the Filing Parties as to Fairness of the Offers—Recommendation of the Cnova Transaction Committee and the Cnova Board of Directors; Fairness of the Offers.”

Position of Casino as to Fairness of the Offers (page 36)

Casino believes that the Offers are both substantively and procedurally fair to the unaffiliated Cnova shareholders. However, Casino did not perform, nor engage a financial advisor to perform, an analysis targeted at assessing the fairness of the Transactions to the unaffiliated Cnova shareholders. Casino’s belief as to the procedural and substantive fairness of the Transactions is based on the factors discussed in the section entitled “Special Factors—Positions of the Filing Parties as to Fairness of the Offers—Position of Casino as to Fairness of the Offers.”

Position of CBD as to Fairness of the Offers (page 39)

CBD believes that the Offers are both substantively and procedurally fair to the unaffiliated Cnova shareholders. However, CBD did not perform, nor engage a financial advisor to perform, an analysis targeted at assessing the fairness of the Transactions to the unaffiliated Cnova shareholders. CBD’s belief as to the procedural and substantive fairness of the Transactions is based on the factors discussed in the section entitled “Special Factors—Positions of the Filing Parties as to Fairness of the Offers—Position of CBD as to Fairness of the Offers.”

Financial Advisor Materials Related to the Offers (page 44)

Opinion of Eight Advisory as to Fairness of the Offers (page 44)

In connection with the Offers, Cnova’s independent financial advisor, Eight Advisory France S.A.S., which we refer to as “Eight Advisory,” delivered a valuation report to the Cnova transaction committee dated December 1, 2016, which included a written opinion as to the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received by unaffiliated Cnova shareholders pursuant to the Offers. We refer to such valuation report and opinion contained therein as the “Offers valuation report.” The full text of the Offers valuation report, dated December 1, 2016, to the Cnova transaction committee, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is included as Appendix B to this offer to purchase and should be read carefully in its entirety because it contains information that is not included in this offer to purchase. The description of the Offers valuation report set forth in the section entitled “Special Factors—Financial Advisor Materials Related to the Offers—Opinion of Eight Advisory as to Fairness of the Offers” is a summary of the material information included in the full text of the Offers valuation report. The Offers valuation report and the fairness opinion contained therein were provided for the information of the members of the Cnova transaction committee (in their capacity as such) in connection with their evaluation of the consideration to be received by unaffiliated Cnova shareholders pursuant to the Offers from a financial point of view and did not address any other terms, aspects or implications of the Reorganization or the Offers. Eight Advisory’s opinion does not address the underlying business decision of the Cnova transaction committee to authorize, approve and recommend the Offers or the relative merits of the Offers as compared to any strategic alternatives that may be available to Cnova. Eight Advisory’s opinion was provided for the information and assistance of the Cnova transaction committee in connection with its consideration of the Offers and such opinion does not constitute a recommendation as to whether the Cnova transaction committee should authorize, approve or recommend the Offers, whether the unaffiliated shareholders of Cnova should tender their Cnova shares in the Offers, or any other matter. See the section entitled “Special Factors—Financial Advisor Materials Related to the Offers—Opinion of Eight Advisory as to Fairness of the Offers.”

J.P. Morgan Valuation Report in Connection with the French Offer (page 53)

Under French law and the AMF General Regulation, the French Offer document must include a description of the financial terms of the French Offer using a multi-criteria financial analysis. Such a multi-criteria analysis, based on standard valuation methods taking into account Cnova’s industry characteristics as well as the features of the French Offer (which we refer to as the “J.P. Morgan valuation report”) has been conducted by J.P. Morgan Chase Bank, N.A., Paris Branch (which we refer to as “J.P. Morgan”), which has been appointed by Casino as “établissement présentateur” or “presenting bank” solely for the French Offer. The J.P. Morgan valuation report was prepared solely to comply with French regulations in connection with the preparation of the French Offer document. Because a summary of the J.P. Morgan valuation report has been made available in the French Offer document, an English translation of the original French disclosure regarding the J.P. Morgan valuation report is also included for informational purposes as Appendix C to this offer to purchase. The J.P. Morgan valuation report was not relied on in any way by Casino in connection with establishing the consideration offered pursuant to the Offers. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any class of securities, creditors or other constituencies of Casino or Cnova or as to the underlying decision by Casino or Cnova to engage in the Offers. The J.P. Morgan valuation report does not constitute a recommendation to any Cnova shareholder as to how such shareholder should act with respect to the U.S. Offer or any other matter. The summary of the J.P. Morgan valuation report included as Appendix C to this offer to purchase is a summary of the financial analysis performed by J.P. Morgan and does not purport to be a complete description of the financial analysis.

Additional Financial Advisor Materials Related to the Transactions—Cnova Financial Advisor Materials (page 53)

Opinion of Eight Advisory as to Fairness of the Reorganization (page 53)

In connection with the Reorganization, Eight Advisory delivered a valuation report, dated August 8, 2016, to the Cnova transaction committee, which included the written opinion of Eight Advisory as to the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received by Cnova pursuant to the Reorganization Agreement. The full text of Eight Advisory’s valuation report and opinion, dated August 8, 2016, to the Cnova transaction committee, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is included as Exhibit (c)(1) to the Transaction Statement and should be read carefully in its entirety because it contains information that is not included in this offer to purchase. The description of Eight Advisory’s valuation report and opinion set forth in the section entitled “Special Factors—Additional Financial Advisor Materials Related to the Transactions—Cnova Financial Advisor Materials—Opinion of Eight Advisory as to Fairness of the Reorganization” is a summary of the material information included in the full text of Eight Advisory’s opinion. Eight Advisory’s valuation report and opinion were provided for the information of the members of the Cnova transaction committee (in their capacity as such) in connection with their evaluation of the consideration to be received by Cnova pursuant to the Reorganization Agreement from a financial point of view and did not address any other terms, aspects or implications of the Reorganization. Additionally, Eight Advisory did not opine on and expresses no opinion or position with respect to the Offers, the evaluation of which was outside the scope of its engagement for purposes of its opinion. Eight Advisory expressed no view as to, and its opinion did not address, the underlying business decision of Cnova to effect the Reorganization or enter into the Reorganization Agreement, the relative merits of the Reorganization as compared to any alternative business strategies that might exist for Cnova or the effect of any other transaction in which Cnova might engage or consider. Eight Advisory’s opinion is not intended to be and does not constitute a recommendation to the Cnova transaction committee or to any other person in connection with the Transactions, including as to how any holder of Cnova ordinary shares should vote or act in respect of the Transactions, see the section entitled “Special Factors—Additional Financial Advisor Materials Related to the Transactions—Cnova Financial Advisor Materials—Opinion of Eight Advisory as to Fairness of the Reorganization.”

Valuation Report of BNP Paribas (page 62)

In connection with the Reorganization, Cnova’s financial advisor, BNP Paribas Corporate Finance, which we refer to as “BNP Paribas,” presented the results of its valuation analysis of Cnova and its subsidiaries, dated August 8, 2016, which we refer to as the “BNP Paribas valuation report,” to certain members of the management of Cnova, as well as the Cnova transaction committee, certain representatives of Eight Advisory, and certain representatives of Casino. The full text of the BNP Paribas valuation report, dated August 8, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as Exhibit (c)(2) to the Transaction Statement with the permission of BNP Paribas, is incorporated herein by reference and should be read carefully and in its entirety, because it contains information that is not included in this offer to purchase. Cnova shareholders are urged to read the BNP Paribas valuation report carefully. The description of the BNP Paribas valuation report set forth in the section entitled “Special Factors—Additional Financial Advisor Materials Related to the Transactions—Cnova Financial Advisor Materials—Valuation Report of BNP Paribas” is a summary of the material information included in the full text of the BNP Paribas valuation report. The BNP Paribas valuation report was provided to the Cnova transaction committee for informative purposes only, in connection with the consideration and evaluation of the potential transaction (as referenced in the section entitled “Special Factors—Additional Financial Advisor Materials Related to the Transactions—Cnova Financial Advisor Materials—Valuation Report of BNP Paribas”) and addressed only the valuation of Cnova and its subsidiaries, as of the date of the BNP Paribas valuation report. The BNP Paribas valuation report did not address any other matter, including any term or aspect of the Transactions, or any term or aspect of any other transaction, agreement or instrument contemplated by the Reorganization Agreement to be entered into or amended in connection with the Transactions. The BNP Paribas valuation report does not constitute a recommendation to the Cnova transaction committee or to any other person in connection with the Transactions, including as to how any holder of ordinary shares of Cnova should vote or act in respect of the Transactions. None of the presentations by BNP Paribas, alone or together, including the BNP Paribas valuation report, constitute, or form the basis of an opinion of, or recommendation by, BNP Paribas with respect to the Transactions, the consideration to be received by Cnova in the Reorganization or potentially to be received by Cnova shareholders pursuant to the Offers, or otherwise. The BNP Paribas valuation report, and any other report or presentation provided by BNP Paribas in connection with Cnova, does not constitute, cannot and will in no event be considered or used as, a fairness opinion, and/or an opinion to be rendered by a suitably qualified and independent third party, by virtue of application of any laws or regulations and in particular as provided for in Art. 261-1 et seq. of the Règlement général de l’Autorité des marchés financiers. The BNP Paribas valuation report, and other reports and presentations provided by BNP Paribas in connection with Cnova, were prepared by BNP Paribas for Cnova exclusively and for information purposes, and BNP Paribas addressed and provided the BNP Paribas valuation report, and other reports and presentations provided by BNP Paribas in connection with Cnova, solely to Cnova. BNP Paribas has informed Cnova that the BNP Paribas valuation report, and other reports and presentations provided by BNP Paribas in connection with Cnova, shall not confer any rights or remedies upon or may not be, in whole or in part, used or relied upon by any third party without the prior written consent of BNP Paribas. For a further discussion of the BNP Paribas valuation report, see the section entitled “Special Factors—Additional Financial Advisor Materials Related to the Transactions—Cnova Financial Advisor Materials—Valuation Report of BNP Paribas.”

Additional Financial Advisor Materials Related to the Transactions—Casino Financial Advisor Materials (page 75)

Valuation Report of the Casino Financial Advisors (page 75)

Casino retained Credit Agricole Corporate & Investment Bank, which we refer to as “CACIB,” and Rothschild & Cie, which we refer to as “Rothschild” and, together with CACIB, as the “Casino financial advisors,” to act as financial advisors to Casino in connection with the Reorganization. The Casino financial advisors have delivered to Casino, at its request, a report on the valuation of Cnova on a stand-alone basis before giving effect to the Reorganization and a valuation of Cnova Brazil and Cnova giving effect to the Reorganization. The valuation report, which we refer to as the “Casino financial advisors’ valuation report,” was presented to the Casino board of directors on May 11, 2016. The Casino financial advisors’ valuation report was prepared for the purpose of assessing the value of the entities involved in the Reorganization. It does not constitute a fairness opinion, as that term is defined by the Autorité des marchés financiers, which we refer to as the “AMF,” or otherwise. The Casino financial advisors’ valuation report, a copy of which has been filed with the SEC as Exhibit (c)(3) to the Transaction Statement, and is incorporated herein by reference, is subject to the assumptions, limitations, qualifications and conditions described therein, and should be read carefully and in its entirety, because it contains information that is not included in this offer to purchase. The Casino financial advisors’ valuation report only addresses valuation and makes no comment on whether or not the Reorganization is fair to any shareholder or other stakeholder of Cnova or Casino, either from a financial point of view or otherwise. Evaluating the fairness of the Reorganization was not part of the scope of work of the Casino financial advisors. The Casino financial advisors did not perform such work and hold no view on the fairness of the Reorganization to Cnova’s or Casino’s shareholders or other stakeholders. Cnova shareholders are urged to read the Casino financial advisors’ valuation report carefully. The description of the Casino financial advisors’ valuation report set forth in the section entitled “Special Factors—Additional Financial Advisor Materials Related to the Transactions—Casino Financial Advisor Materials—Valuation Report of the Casino Financial Advisors” is a summary of the material information included in the full text of the Casino financial advisors’ valuation report. The Casino financial advisors prepared their report for the sole use by and benefit of the Casino board of directors. The Casino financial advisors have advised Casino that they do not believe any person other than the Casino board of directors has the legal right to rely on the report. For further discussion of the Casino financial advisors’ valuation report, see the section entitled “Special Factors—Additional Financial Advisor Materials Related to the Transactions—Casino Financial Advisor Materials—Valuation Report of the Casino Financial Advisors.”

Report of MMA (page 80)

The board of directors of Casino retained Messier Maris & Associés, which we refer to as “MMA,” as its financial advisor in connection with the Reorganization. In connection with this engagement, MMA provided a report on the valuation of Cnova and Cnova Brazil prepared by the Casino financial advisors. MMA’s report, which we refer to as the “MMA report,” was delivered to the audit committee of the Casino board of directors on May 10, 2016 and to the Casino board of directors on May 11, 2016, and stated that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations described in the MMA report, the analysis and the results presented by the Casino financial advisors in the Casino financial advisors’ valuation report were consistent with the analysis performed by MMA and that the analysis of the Casino financial advisors was conducted in accordance with methods upon which MMA has no comments other than those summarized in the MMA report. The MMA report was prepared with the purpose of assessing the Casino financial advisors’ valuation report prepared by the Casino financial advisors. It does not constitute a fairness opinion, as that term is defined by the AMF or otherwise. The MMA report, a copy of which has been filed with the SEC as Exhibit (c)(4) to the Transaction Statement, and is incorporated herein by reference, is subject to the assumptions, limitations, qualifications and conditions described therein. The MMA report makes no comment on whether or not the Reorganization is fair to any shareholder or other stakeholder of Cnova or Casino, either from a financial point of view or otherwise. Evaluating the fairness of the Reorganization was not part of the scope of work of MMA. MMA did not perform such work and holds no view on the fairness of the Reorganization to Cnova’s or Casino’s shareholders or other stakeholders. The description of the MMA report set forth in the section entitled “Special Factors—Additional Financial Advisor Materials Related to the Transactions—Casino Financial Advisor Materials—Report of MMA” is a summary of the material information included in the full text of the MMA report. MMA prepared its report for the sole use by and benefit of the Casino board of directors and its audit committee. MMA have advised Casino that it does not believe any person other than the Casino board of directors and its audit committee has the legal right to rely on the report. For further discussion of the MMA report, see the section entitled “Special Factors—Additional Financial Advisor Materials Related to the Transactions—Casino Financial Advisor Materials—Report of MMA.”

Additional Information Regarding the Terms of the U.S. Offer

Different Terms (page 93)

All U.S. holders of Cnova ordinary shares will be treated as described in the section entitled “The Offers—Terms of the U.S. Offer.”

Provisions for Unaffiliated Cnova Shareholders (page 94)

No provision has been made to grant unaffiliated Cnova shareholders access to corporate files of the Filing Parties or to obtain counsel or appraisal services at the expense of the Filings Parties.

Appraisal Rights (page 94)

Under Dutch law, Cnova shareholders are not entitled to any appraisal rights or other similar rights in connection with the Offers.

Required Regulatory Approvals (page 96)

Except for certain authorizations which were required for Casino to launch the Offers and which were all obtained, Casino is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Casino’s acquisition of or ownership of the Cnova ordinary shares based on the terms, conditions and scope of the Offers as set forth in this offer to purchase and the French Offer documents.

Anticipated Accounting Treatment of the Transactions (page 96)

For Cnova, the Reorganization is expected to constitute a significant disposition to be reported as a discontinued activity in accordance with International Financial Reporting Standards 5, which we refer to as “IFRS 5.”

Persons/Assets Retained, Employed, Compensated or Used (page 96)

American Stock Transfer and Trust Company is acting as the Depositary for the U.S. Offer and Georgeson Inc. is acting as the information agent for the U.S. Offer. Pursuant to French law, the French Offer must be made by a licensed broker or dealer on behalf of Casino. Consequently, Casino appointed J.P. Morgan to act as the “presenting bank” or “établissement présentateur” solely for the French Offer and J.P. Morgan is making the French Offer on behalf of Casino. The Depositary, information agent and presenting bank will each receive customary fees for the respective services provided and Casino has agreed to reimburse the Depositary, information agent and presenting bank, respectively, for certain reasonable fees and expenses, including the fees and disbursements of counsel, and to indemnify them and certain of their affiliates against certain specified liabilities. Additionally, Casino’s regular employees may solicit tenders personally, or by mail, telephone, or electronic transmission, without additional compensation.

Fees and Expenses (page 97)

Whether or not the Transactions are completed, in general, all fees and expenses incurred in connection with the Transactions will be paid by the party incurring those fees and expenses. In the aggregate, Cnova expects to incur approximately US$13.5 million in fees and expenses incurred in connection with the Transactions, of which approximately US$726 thousand will be incurred in connection with the Offers. Additionally, Casino expects to incur approximately US$7.9 million in fees and expenses in connection with the Offers. See the section entitled “The Offers— Fees and Expenses” for disclosure of the respective expected components of these aggregate amounts.

Financing for the Offers (page 102)

Casino estimates that it will require approximately US$196.6 million to purchase, pursuant to the Offers, the approximately 35.7 million outstanding Cnova ordinary shares that the Filing Parties do not already directly or indirectly beneficially own. This estimate assumes that CBD will not tender the Cnova ordinary shares it directly or indirectly owns into the Offers. See the section entitled “Transaction Agreements Related to the Offers—The Casino and CBD Letters.”

Casino will finance its purchases pursuant to the Offers with available cash on hand. Consequently, financing for the Offers is not subject to any conditions and the Filing Parties do not believe that the financial condition of Casino is material to the decision of a Cnova shareholder to tender his or her shares into the Offers. See the section entitled “Financing for the Offers.”

Transaction Agreements Related to the Offers (page 103)

The Casino-Cnova Undertakings Letter (page 103)

In connection with the Reorganization, Casino and the Cnova transaction committee entered into the Casino-Cnova Undertakings Letter, pursuant to which Casino agreed to launch the Offers promptly following the completion of the Reorganization.

Casino Undertakings. Subject to (i) the completion of the Reorganization and (ii) the Cnova board of directors and/or Cnova transaction committee supporting the Offers and rendering, on or prior to the execution of the Reorganization Agreement, a positive opinion and position statement with respect to the Offers, to be confirmed prior to the Offers, Casino agreed to, among other things:

•	vote in favor of the approval of the Reorganization at Cnova’s general meeting of shareholders;
•	launch the Offers promptly upon completion of the Reorganization; and
•	support the adjustment of certain stock appreciation rights issued by Casino in November 2014 and owned by employees of Cnova Brazil as proposed by the Cnova board of directors.

See the section entitled “Transaction Agreements Related to the Offers—The Casino-Cnova Undertakings Letter.”

The Casino and CBD Letters (page 103)

In connection with the Reorganization, Casino and CBD made certain undertakings to each other pursuant to a letter agreement from CBD to Casino, dated August 8, 2016, which we refer to as the “CBD support letter,” and a letter agreement from Casino addressed to the CBD independent committee and executed by Casino and CBD, dated August 8, 2016, which we refer to as the “Casino-CBD commitment letter.” The CBD support letter and the Casino-CBD commitment letter are intended to govern the parties’ ongoing relationship to each other in their capacity as shareholders of Cnova following completion of the Reorganization and the Offers. For a description of the material terms of the Casino and CBD Letters, see the section entitled “The Transaction Agreements Related to the Offers—The Casino and CBD Letters.”

TO ALL U.S. HOLDERS OF ORDINARY SHARES OF CNOVA:

INTRODUCTION

Casino, a société anonyme organized under the laws of France, is offering to acquire any and all outstanding Cnova ordinary shares, nominal value €0.05 per share of Cnova N.V. a naamloze vennootschap organized under the laws of the Netherlands.

Cnova ordinary shares are traded in the United States on the NASDAQ Global Select Market, which we refer to as “NASDAQ,” and in France on Euronext Paris and are held by persons resident within the United States. As a result, Casino is offering to purchase all Cnova ordinary shares in two separate, but concurrent and related, offers: the French Offer, which will be conducted in France, and the U.S. Offer, which will be conducted in the United States. See the section entitled “The Offers—Terms of the U.S. Offer.

Pursuant to the U.S. Offer, Casino is offering to acquire all outstanding Cnova ordinary shares held by U.S. holders. U.S. holders of Cnova ordinary shares may tender their Cnova ordinary shares only into the U.S. Offer. Cnova shareholders other than U.S. holders, whom we refer to as “Non-U.S. holders,” who are permitted to participate in the French Offer pursuant to the local laws and regulations applicable to those holders may tender their Cnova ordinary shares only into the French Offer.

Cnova ordinary shares are listed and traded on NASDAQ in the United States and on Euronext Paris in France, and, as a result, Cnova is subject to the securities laws, rules and regulations of France and the United States, as well as the laws of the Netherlands. Some of the information contained in this offer to purchase is included because it is required to be included in the similar document being used for the French Offer and Casino wanted to make that information available to U.S. holders of Cnova ordinary shares as well. Some of that information has been prepared in accordance with French format and style, which differs from U.S. format and style for documents of this type, and is presented in this offer to purchase as a direct translation of the comparable section of the French Offer document.

Holders of options to acquire Cnova ordinary shares, which we refer to as “Cnova options,” who wish to tender in the U.S. Offer must exercise their Cnova options, and Cnova ordinary shares must be issued in respect of such Cnova options in time to allow for the tender of such Cnova ordinary shares into the U.S. Offer. Restricted Cnova ordinary shares, which we refer to as “Cnova RSs,” and Cnova deferred stock units in respect of Cnova ordinary shares, which we refer to as “Cnova DSUs,” granted by Cnova cannot be tendered in the Offers unless such Cnova RSs or Cnova DSUs have vested, such that the holder thereof has a present entitlement to the Cnova ordinary shares underlying such awards prior to expiration of the Offers.

On December 6, 2016, J.P. Morgan, which has been appointed by Casino as “établissement présentateur” or “presenting bank” solely for the French Offer, acting on behalf of Casino, filed with the AMF a letter containing the terms of the French Offer and a draft of the offer document (which we refer to as the “Note d’information” or “French Offer document”) with respect to the French Offer. Following the filing with the AMF, the AMF published on the same day the material terms of the French Offer in an official notice (avis de dépôt). On December 22, 2016, the AMF declared the French Offer compliant and, on the same date, the AMF published a declaration to that effect (avis de conformité) granting its visa with respect to the French Offer document. The French Offer opened for acceptances of tenders on the date of this offer to purchase.

Casino hereby offers to purchase all outstanding Cnova ordinary shares held by U.S. holders for cash in an amount of US$5.50 net per Cnova ordinary share, net to the seller, which we refer to as the “U.S. Offer consideration,” upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal and the forms of acceptance for Cnova ordinary shares. Copies of the letter of transmittal and forms of acceptance accompany this offer to purchase and are also included as Exhibits (g)(1) and (g)(2) to the Transaction Statement, respectively. If Casino elects to increase the consideration offered in either Offer, such increased consideration will be paid to all holders of Cnova ordinary shares that are purchased pursuant to the U.S. Offers, whether or not such Cnova ordinary shares were tendered prior to announcement of such increase.

The U.S. Offer consideration will be paid in cash, less any relevant withholding taxes. See the section entitled “The Offers—Terms of the U.S. Offer—Acceptance for Payment; Return of and Payment for Cnova Ordinary Shares.”

Casino will pay or reimburse certain of the charges and expenses incurred by American Stock Transfer and Trust Company, which is acting as the Depositary for the Cnova ordinary shares, and Georgeson Inc., which is acting as the Information Agent.

The U.S. Offer will expire at 5:00 pm, New York City time, on January 25, 2017, unless extended. See the section entitled “The Offers—Terms of the U.S. Offer—Expiration Date of the U.S. Offer.”

After numerous discussions and consultations with its legal and financial advisors, the Cnova transaction committee unanimously concluded at its meeting on December 1, 2016 that it had thoroughly considered the merits, advantages and potential disadvantages of the Offers and unanimously (i) concluded that the price to be offered by Casino in the Offers reflects at least full and fair value for Cnova shareholders, (ii) determined that the Offers are in the best interest of Cnova, its shareholders and all other Cnova stakeholders, (iii) determined that the Offers are fair, advisable and in the best interest of unaffiliated Cnova shareholders and (iv) resolved to fully support the Offers and recommend that holders of Cnova ordinary shares accept the Offers, and tender their Cnova ordinary shares into the Offers. The Cnova transaction committee and Cnova board of directors consider the Offers to be in the best interests of Cnova, fully support the Offers and recommend that holders of Cnova ordinary shares accept the Offers and tender their Cnova ordinary shares into the Offers. “Special Factors—Positions of the Filing Parties as to Fairness of the Offers—Recommendation of the Cnova Transaction Committee and the Cnova Board of Directors; Fairness of the Offers.”

In connection with its recommendation to unaffiliated Cnova shareholders to accept Casino’s offer and tender their Cnova ordinary shares into the Offers, the Cnova transaction committee and Cnova board of directors retained Eight Advisory to evaluate the fairness to unaffiliated Cnova shareholders of the consideration to be paid in the Offers. Pursuant to Eight Advisory’s written opinion dated December 1, 2016 (which we refer to as the “Offers valuation report”), Eight Advisory determined that as of December 1, 2016, and based upon, and subject to, the factors and assumptions set forth therein, the Offer Price was fair, from a financial point of view, to unaffiliated Cnova shareholders. See the section entitled “Special Factors—Financial Advisor Materials Related to the Offers—Opinion of Eight Advisory as to Fairness of the Offers.” The full text of the Offers valuation report is included as Appendix B to this offer to purchase and should be read carefully in its entirety because it contains information that is not included in this offer to purchase.

Consummation of the Offers is not subject to any conditions, including any financing conditions.

Certain U.S. Federal income tax consequences of the sale of Cnova ordinary shares are described in the sections entitled “The Offers—Material U.S. Federal Income Tax Consequences of the U.S. Offer.

As of December 15, 2016, there were 344,507,048 Cnova ordinary shares outstanding, of which 9.6% were held by unaffiliated Cnova shareholders. As of December 15, 2016, Casino, directly and indirectly through the companies in which it has a controlling interest, held 308,937,116 Cnova ordinary shares representing 89.68% of Cnova’s outstanding share capital. See the section entitled “Important Information Regarding Cnova—Security Ownership of Certain Beneficial Owners.

This offer to purchase and the related letter of transmittal and forms of acceptance contain important information regarding the U.S. Offer. U.S. holders of Cnova ordinary shares are urged to read this offer to purchase and the related letter of transmittal and forms of acceptance carefully and in their entirety before making any decision with respect to the U.S. Offers.

THIS U.S. OFFER IS BEING MADE ONLY TO U.S. HOLDERS (WITHIN THE MEANING OF EXCHANGE ACT RULE 14D-1(D)) OF CNOVA ORDINARY SHARES.

THE FRENCH OFFER IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, AND IT MAY NOT BE ACCEPTED IN OR FROM, THE UNITED STATES. COPIES OF THE OFFER DOCUMENTATION BEING USED IN THE FRENCH OFFER AND ANY RELATED MATERIALS ARE NOT BEING AND SHOULD NOT BE MAILED OR OTHERWISE DISTRIBUTED OR SENT IN OR INTO THE UNITED STATES.

THE CIRCULATION, PUBLICATION, DISSEMINATION, DISPATCH, OR DISTRIBUTION OF THIS OFFER TO PURCHASE AND ANY OTHER MATERIALS RELATING TO THIS U.S. OFFER AND THE MAKING OF THIS U.S. OFFER MAY, IN SOME JURISDICTIONS, BE RESTRICTED BY LAW. THIS U.S. OFFER IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, IN, AND MAY NOT BE ACCEPTED FROM

WITHIN, ANY JURISDICTION IN WHICH THE MAKING OF THIS U.S. OFFER OR THE ACCEPTANCE OF THIS U.S. OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS OFFER TO PURCHASE SHOULD INFORM THEMSELVES OF AND COMPLY WITH ANY APPLICABLE LEGAL RESTRICTIONS. ANY FAILURE TO COMPLY WITH SUCH RESTRICTIONS MAY CONSTITUTE A VIOLATION OF THE SECURITIES LAWS OF THAT JURISDICTION. CASINO DOES NOT ASSUME ANY RESPONSIBILITY FOR ANY VIOLATION BY ANY PERSON OF ANY APPLICABLE LEGAL RESTRICTIONS.

SPECIAL FACTORS

Background of the Transactions

Cnova was incorporated on May 30, 2014, as a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands. In July 2014, Cnova completed the reorganization of the eCommerce businesses of Casino and its affiliated entities in France and Brazil, including CBD and Via Varejo, under the common control and ownership of Cnova. Following the completion of this initial reorganization, Cnova owned, directly or indirectly, substantially all of the assets that were used in the non-food eCommerce businesses of Casino, CBD and Via Varejo. On November 25, 2014, Cnova completed the initial public offering of its ordinary shares, which began trading on NASDAQ on that date. On January 23, 2015, the Cnova ordinary shares began trading on Euronext Paris under the ticker symbol “CNV.”

Prior to the completion of the Reorganization, the senior management and the boards of directors of Casino and Cnova actively monitor and assess developments in the online retail industry, as well as economic and business trends in Brazil and France, which were the primary markets in which Cnova used to compete prior to completion of the Reorganization. In addition, the senior management of Via Varejo and its board of directors actively monitor and assess developments in the Brazilian brick-and-mortar retail industry, as well as overall economic and business trends in Brazil. Casino, as the controlling shareholder of the Casino Group, periodically reviews the performance of the affiliated entities within the Casino Group, including Cnova and Via Varejo, and regularly assesses opportunities to improve the competitive position and business strategy of the Casino Group, as well as to maximize operating synergies among the Casino Group companies.

Throughout late December of 2015 and January and February of 2016, representatives of Casino, including Jean-Yves Haagen, Group General Counsel and Luis Enrique Devis, Director of Corporate Development and Holdings – Latam, and representatives of Cnova, including Stéphane Brunel (then Deputy Chief Financial Officer of Cnova, at present Chief Financial Officer of Cnova), and Steven Geers, General Counsel of Cnova, evaluated potential transaction structures that would permit the combination of Cnova’s Brazilian eCommerce business with Via Varejo. To assist in the legal aspects of this review, Casino and Cnova engaged Darrois Villey Maillot Brochier, which we refer to as “Darrois,” NautaDutilh N.V., which we refer to as “NautaDutilh,” Trindade Sociedade de Advogados, which we refer to as “Trindade,” Lefosse Advogados, which we refer to as “Lefosse,” and Wachtell, Lipton, Rosen & Katz, which we refer to as “Wachtell Lipton,” as legal advisors.

On March 3, 2016, the Cnova board of directors met telephonically, discussed a broad outline of the proposed transactions, and met telephonically with members of Cnova’s management and representatives of BNP Paribas, financial advisors to Cnova, and a representative of Eight Advisory. During this meeting, Cnova’s board of directors determined that, in light of the relationships between Cnova, CBD, Via Varejo and their controlling shareholder, Casino, each of the following members of the Cnova board of directors should recuse themselves from participating in any further deliberations and decision making in connection with the Transactions: Peter Estermann, Didier Lévêque, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Yves Desjacques, Antoine Giscard d’Estaing and Arnaud Strasser. The Cnova board of directors then approved the formation of a transaction committee for purposes of evaluating, negotiating and entering into agreements in connection with the Transactions, which we refer to as the “Cnova transaction committee,” consisting of Silvio J. Genesini, Bernard Oppetit and Cnova’s chief executive officer, Emmanuel Grenier. The other members of the Cnova board of directors then left the meeting.

The Cnova transaction committee subsequently discussed with representatives of management and BNP Paribas, the strategic rationale of a series of transactions that would combine the business of Via Varejo and Cnova Brazil, including, among other things, the operational difficulties experienced by Cnova Brazil and refocusing Cnova on the Cdiscount business in France, where Cdiscount has a market-leading position and a demonstrated capacity for expanding market share. The Cnova transaction committee retained Freshfields Bruckhaus Deringer LLP, which we refer to as “Freshfields,” as independent counsel to the Cnova transaction committee, and Eight Advisory as independent valuation expert to the Cnova transaction committee in connection with its evaluation of the proposed transactions. In addition to representatives of the aforementioned financial advisors, representatives of Darrois, Lefosse, Nauta, Trindade and Wachtell Lipton were also present in the meeting. At the conclusion of this meeting, the Cnova transaction committee directed Cnova’s management to explore further the proposed transactions and to develop a review of any other strategic alternatives available to Cnova, to be presented to the Cnova transaction committee.

On March 9, 2016 and March 15, 2016, the Cnova transaction committee met telephonically with members of Cnova’s management and representatives of BNP Paribas. Representatives of Freshfields also participated in the calls. During these meetings, Stéphane Brunel, then deputy chief financial officer of Cnova, presented a number of strategic alternatives to the Cnova transaction committee, including (i) the possibility of a sale of Cnova Brazil to an unaffiliated third party, (ii) the possibility of an exchange offer by Via Varejo in connection with Via Varejo’s acquisition of Cnova Brazil, (iii) the sale of Cnova Brazil to Via Varejo for cash, together with a possible share buyback by Cnova or a special dividend of the cash proceeds of the transaction, (iv) a tender offer by Casino for Cnova’s ordinary shares followed by an indirect merger of Cnova Brazil into Via Varejo and the cancellation of Via Varejo’s interest in Cnova and (v) the indirect merger of Cnova Brazil into Via Varejo, followed by a tender offer by Casino for Cnova’s ordinary shares and a cancellation of Via Varejo’s interest in Cnova.

During these meetings, the Cnova transaction committee discussed the advantages and disadvantages of each of these potential strategic alternatives. The Cnova transaction committee eliminated the possibility of a sale to a third party outside the CBD Group because of the loss of brands and other intellectual property licensed from CBD and Via Varejo would be likely to destroy value in the business. The Cnova transaction committee also eliminated the possibility of an exchange offer by Via Varejo in consideration of its acquisition of Cnova Brazil because of the timing implications and legal complexities involved in conducting an exchange offer in the United States, which Via Varejo would be required to register under the Securities Act of 1933, as amended, and which would result in Via Varejo having ongoing reporting obligations in the United States under the Exchange Act of 1934, as amended. The Cnova transaction committee determined not to pursue a cash sale of Cnova Brazil to Via Varejo because it was informed by Cnova’s management that Via Varejo would be unable to fund adequate cash consideration. After extensive discussion, the Cnova transaction committee ultimately determined that the possibility of a reorganization of the Cnova Brazil business within Via Varejo, by means of an indirect merger, followed by a cancellation of Via Varejo’s interest in Cnova, together with a tender offer by Casino for Cnova’s ordinary shares, would be the best available strategic alternative for Cnova and Cnova Brazil. The Cnova transaction committee preferred this alternative because of the significant operational synergies between Cnova Brazil and Via Varejo, the simplification of the Cnova holding structure, which would focus entirely on Cdiscount following the completion of the transaction, and the relatively expeditious timeline for completing such a transaction.

In determining to require that Casino undertake a tender offer for Cnova’s ordinary shares, conditioned only on completion of the proposed reorganization, the Cnova transaction committee noted that, as a result of the completion of the proposed reorganization, the business profile of Cnova would be significantly altered and investors may prefer to receive a fixed cash payment for their Cnova ordinary shares, rather than retaining an interest in Cnova. The Cnova transaction committee also noted its expectation that the liquidity of Cnova ordinary shares on NASDAQ and Euronext Paris would be significantly reduced if the Offers were successful. The Cnova transaction committee stated its expectation that the price to be offered by Casino in the Offers would reflect full and fair value for the Cnova ordinary shares. Finally, in connection with the potential transaction, BNP Paribas discussed historical trading prices per share for Cnova ordinary shares and target prices for Cnova ordinary shares based on publicly available equity research estimates.

On March 25, 2016, the Cnova transaction committee met telephonically with members of Cnova’s management and representatives of BNP Paribas. Representatives of Freshfields also participated in the call, together with representatives of Darrois and NautaDutilh. The meeting participants were provided with a preliminary draft of the valuation report of BNP Paribas, which report included preliminary valuations of Cnova Brazil, Cdiscount and Cnova on a consolidated basis (as more fully described under “Special Factors—Additional Financial Advisor Materials Related to the Transactions—Cnova Financial Advisor Materials—Valuation Report of BNP Paribas”). After reviewing these preliminary valuations, the members of the Cnova transaction committee indicated their belief that, based on the Cnova business plan and the financial advisors’ extrapolation period projections, the valuation of Cnova on a per share basis should reflect a very significant premium to the market price of Cnova’s ordinary shares.

On March 27, 2016, representatives of Casino and Cnova sent a draft of a non-binding memorandum of understanding with respect to the proposed reorganization to members of Via Varejo’s management and Via Varejo’s legal advisors. The draft memorandum of understanding provided for Cnova Brazil to be reorganized within Via Varejo through a series of corporate transactions, pursuant to which Via Varejo’s approximately 21.9%

indirect interest in Cnova would be cancelled. The draft memorandum of understanding provided for indemnification obligations of Cnova, the amount of which, if payable, would be reduced by 21.9% in respect of the portion of any loss corresponding to Via Varejo’s level of ownership in Cnova prior to the completion of the transaction. The draft memorandum of understanding also provided that Cnova would not have any liability for indemnification in respect of conduct occurring prior to October 17, 2013, the date on which the Casino Group initially acquired control of Cnova Brazil from Via Varejo.

On March 31, 2016 and April 1, 2016, a representative of Via Varejo met with Mr. Devis, Rafael Russowsky and Mr. Brunel, together with representatives of Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton, to discuss the draft memorandum of understanding. The parties discussed the draft memorandum of understanding and, in particular, the approach to indemnification set forth therein. The parties discussed whether the limitation on Cnova’s indemnification obligations in respect of Via Varejo’s pre-transaction ownership might be acceptable to Via Varejo. The parties also discussed that Via Varejo would not likely accept a limitation of Cnova’s indemnification obligations in respect of the period prior to Casino Group obtaining control of the operations of the Cnova Brazil business.

On April 13, 2016, the Cnova transaction committee met with members of Cnova’s management, representatives of BNP Paribas and representatives of Eight Advisory at BNP Paribas’s office in London. A representative of Freshfields also participated in the meeting, together with representatives of Darrois and NautaDutilh. Mr. Brunel explained that, based on discussions in prior meetings and updated market data, BNP Paribas had revised its draft valuation report to reflect revised preliminary valuations of Cnova Brazil, Cdiscount and Cnova on a consolidated basis (as more fully described under “Special Factors—Additional Financial Advisor Materials Related to the Transactions—Cnova Financial Advisor Materials—Valuation Report of BNP Paribas”). At the meeting, BNP Paribas discussed these preliminary valuations, including the ranges of equity value per share that such preliminary valuations implied.

On April 18, 2016, representatives of Casino and Cnova sent a revised draft of the memorandum of understanding with respect to the proposed reorganization to members of Via Varejo’s management and Via Varejo’s legal advisors, reflecting Casino and Cnova’s positions with respect to the proposed transaction.

On April 28, 2016, in response to speculation in the press related to a potential transaction involving Via Varejo and Cnova Brazil, Via Varejo and Cnova issued a press release confirming that the companies were reviewing, together with certain of their affiliates, the viability of and interest in a potential reorganization in which Cnova Brazil would be reorganized within Via Varejo.

On May 3, 2016, the Cnova transaction committee met in Paris, joined by representatives from Cnova management, representatives of Casino, BNP Paribas, Eight Advisory and Freshfields, with representatives of Darrois and NautaDutilh joining by telephone. During this meeting, the members of the Cnova transaction committee reiterated their support for the further exploration of the proposed transactions and determined that the Cnova transaction committee would require that the price offered by Casino in the Offers be US$5.50 per ordinary share in order for the Cnova transaction committee to be able to support the proposed Reorganization.

On May 5, 2016, in response to continued rumors in the press relating to a potential transaction, at the instruction of Via Varejo’s management and the Cnova transaction committee, Cnova’s and Via Varejo’s respective legal advisors discussed a short-form version of the draft memorandum of understanding with respect to the proposed reorganization, which would set forth the economic terms of the proposed reorganization and an agreed-upon valuation range for Cnova Brazil for purposes of the proposed reorganization, and would defer negotiation of other provisions of a definitive reorganization agreement, including the content of the representations and warranties, interim operating covenants and indemnification provisions, to a later date. Via Varejo and the Cnova transaction committee instructed their advisors to proceed with the negotiation of such a short-form non-binding memorandum of understanding.

On May 10, 2016, the audit committee of the Casino board of directors, which we refer to as the “Casino audit committee” and the “Casino board,” respectively, met with members of Casino’s management, representatives of Rothschild and CACIB, financial advisors to Casino, as well as representatives of MMA, special financial advisor to the Casino audit committee, to review the terms of the proposed Reorganization and the Offers. Representatives of Darrois, legal advisor to Casino and Cnova, also attended the meeting. Representatives of Casino’s management and of Darrois gave the members of the Casino audit committee an overview of the proposed transactions, of the proposed non-binding memorandum of understanding and of the commitment letter whereby Casino would undertake to Cnova that, should the proposed reorganization be completed, Casino would launch tender offers in the United States and outside of the United States, with an offer price of US$5.50 per Cnova ordinary share. Representatives of Rothschild and CACIB presented their conclusions, as set forth in their preliminary joint valuation report, reflecting valuations of Cnova Brazil, Cdiscount and Cnova on a consolidated basis. See the section entitled “Special Factors—Additional Financial Advisor Materials Related to the Transactions—Casino Financial Advisor Materials—Valuation Report of the Casino Financial Advisors.” A representative of MMA then stated that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations described in the MMA report, the analysis and the results presented by the Casino financial advisors in the Casino financial advisors’ valuation report were consistent with the analysis performed by MMA and that the Casino financial advisors’ analysis had been conducted in accordance with the methods upon which MMA has no comments other than those summarized in the MMA report. See the section entitled “Special Factors—Additional Financial Advisor Materials Related to the Transactions—Casino Financial Advisor Materials—Report of MMA.” On this basis, the Casino audit committee determined to recommend the terms of the proposed transactions, including the terms of the proposed reorganization set forth in the non-binding memorandum of understanding, and the tender offers to the full Casino Board.

On May 11, 2016, Via Varejo’s board of directors, which we refer to as the “Via Varejo board,” met and determined, in accordance with Via Varejo’s policy for related party transactions, to create a special committee composed of a majority of independent directors, in order to analyze the terms and conditions of the proposed reorganization, to negotiate the final reorganization agreement and to issue a recommendation to the Via Varejo board regarding the proposed reorganization and the new operational agreement to be entered into between CBD and Via Varejo in connection with the proposed reorganization. The Via Varejo board appointed Alberto Guth, Renato Carvalho do Nascimento and Christophe Hidalgo to the newly formed Via Varejo special committee, which we refer to as the “Via Varejo special committee.”

Also on May 11, 2016, pursuant to the shareholders agreement in place among the shareholders of Via Varejo, the representatives of CBD and of the CB Group (a group of shareholders of Via Varejo that is unaffiliated with the Filing Parties, consisting of Mr. Michael Klein and the companies EK VV Limited, Bahia VV RK Limited, Bahia VV NK Limited, Altara RK Investments Limited and Altara NK Investments Limited, collectively holding approximately 27.3% of the outstanding share capital of Via Varejo as of September 29, 2016) approved a shareholders’ resolution. Pursuant to the shareholders’ resolution: (i) CBD committed to not exercise its voting rights at the meeting of Via Varejo’s shareholders in connection with the proposed reorganization, in order to enhance the independence of the approval of the Via Varejo shareholders by effectively granting Via Varejo’s minority shareholders the power to approve or reject the proposed reorganization; and (ii) the CB Group committed to vote in favor of the proposed reorganization at such meeting, provided that the Via Varejo special committee unanimously recommends such a vote.

Also on May 11, 2016, CBD’s board of directors met and decided, in compliance with CBD’s policy for related party transactions, to create a special committee composed of a majority of independent directors, in order to analyze the terms and conditions of the proposed transactions and issue a recommendation to CBD’s board of directors regarding (i) the vote to be cast by CBD at the meeting of Cnova’s shareholders in connection with the proposed reorganization; (ii) whether or not CBD would agree not to tender its Cnova ordinary shares into the Offers; and (iii) the terms and conditions of the new operational agreement to be entered into between CBD and Via Varejo in connection with the completion of the proposed reorganization. The CBD board of directors named board members Eleazar de Carvalho Filho, Maria Helena S. F. Santana and Luiz Aranha Corrêa do Lago as the members of the CBD special committee (the “CBD special committee”).

Also on May 11, 2016, the Cnova transaction committee met telephonically with members of Cnova’s management, representatives of BNP Paribas and representatives of Eight Advisory. Representatives of Freshfields also participated in the call, together with representatives of Darrois and NautaDutilh. A representative of BNP Paribas presented a revised draft valuation report based on current market information (as more fully described under “Special Factors—Additional Financial Advisor Materials Related to the Transactions—Cnova Financial Advisor Materials—Valuation Report of BNP Paribas”). The representative of BNP Paribas discussed with the Cnova transaction committee these updated preliminary valuations, including the ranges of equity value per share that such updated preliminary valuations implied. Further, Eight Advisory also presented its preliminary valuation report, reflecting valuations for Cnova Brazil, Cdiscount and Cnova on an unconsolidated basis (after taking account of overhead and other operational holding costs). See the section entitled “Special Factors—Additional Financial Advisor Materials Related to the Transactions—Cnova Financial Advisor Materials—Opinion of Eight Advisory as to Fairness of the Reorganization.” The representatives of Casino also confirmed that Casino had agreed to launch a tender offer at a price of US$5.50 per Cnova ordinary share should the proposed reorganization be completed, as set forth in a draft commitment letter from Casino to the Cnova transaction committee. The Cnova transaction committee thereafter resolved to authorize Cnova’s management to execute the non-binding memorandum of understanding and to enter into negotiations with respect to definitive transaction documentation on the basis of the memorandum of understanding.

Later on May 11, 2016, after the meetings of the Via Varejo board of directors and the Cnova transaction committee, Casino delivered a commitment letter to Cnova regarding the tender offer to be undertaken following completion of the proposed reorganization and Cnova and Via Varejo executed the non-binding memorandum of understanding regarding the proposed reorganization. Following the execution of these agreements, Via Varejo, Cnova and Casino issued press releases disclosing the proposed transactions and the execution of the non-binding memorandum of understanding.

On May 20, 2016, the Via Varejo special committee held a conference call to discuss the scope of work that would be carried out by the Via Varejo special committee in connection with the evaluation of the proposed reorganization and the engagement of independent external financial and legal advisors. They were joined by Peter Estermann, chief executive officer of Via Varejo, and André Rizk, general counsel of Via Varejo.

The Via Varejo special committee later engaged Santander as its external and independent financial advisor and Yazbek Advogados, which we refer to as “Yazbek,” and Campos Mello Advogados, which we refer to as “Campos Mello,” as independent legal advisors.

On June 8, 2016, the Cnova transaction committee met in São Paulo, Brazil, and was joined in person by Steven Geers, general counsel of Cnova, Messrs. Devis and Russowsky, representatives of Casino, and representatives of Trindade. Mr. Brunel and representatives of BNP Paribas and Freshfields attended the meeting by telephone. During this meeting, the Cnova transaction committee received an update on the ongoing negotiations with the Via Varejo special committee and its advisors.

On June 20, 2016, the Via Varejo special committee met by videoconference, together with a representative of Campos Mello. At this meeting, the Via Varejo special committee determined the scope of due diligence to be undertaken in connection with the proposed reorganization; (i) the engagement of a consultant to carry out financial and accounting due diligence with respect to Cnova Brazil; and (ii) the engagement of Davis Polk & Wardwell LLP, which we refer to as “Davis Polk,” as special counsel for matters of U.S. law, in particular with respect to certain litigation then-pending against Cnova and in connection with the negotiation and drafting of a definitive reorganization agreement.

On June 21, 2016, the Via Varejo special committee and its legal advisors met in São Paulo, and were joined by André Rizk, then-general counsel of Via Varejo, Messrs. Devis and Russowsky and representatives of Trindade and Lefosse. During this meeting, the Via Varejo special committee received an update with respect to the ongoing investigation of certain accounting matters with respect to Cnova Brazil and related litigation.

On June 23, 2016, the Via Varejo special committee, Campos Mello and Yazbek met in São Paulo, and were joined by Messrs. Devis and Russowsky and by representatives of Trindade and Lefosse, to discuss the terms of the draft reorganization agreement, particularly the proposed limitations on Cnova’s indemnification obligations. The members of the Via Varejo special committee expressed their continued view that Cnova should indemnify Via Varejo with respect to conduct arising prior to the Casino Group obtaining control over the operations of the Cnova Brazil business. The members of the Via Varejo special committee and the representatives of Casino also discussed whether or not Cnova’s indemnification obligations under the reorganization agreement would be subject to a cap. The members of the Via Varejo special committee indicated that the concept of a cap would be acceptable, subject to specified exceptions and if the cap was of a large enough amount.

On July 6, 2016, legal advisors to the Via Varejo special committee provided Casino’s and Cnova’s legal advisors with a revised draft of the reorganization agreement. Among other provisions, the draft provided that Casino would be a party to the reorganization agreement as a guarantor of Cnova’s obligations thereunder, removed limitations on indemnification and expanded the representations and warranties to be made by Cnova in respect of Cnova Brazil’s business. The revised draft also provided for an adjustment to the balancing payment based on a full reconciliation of the balance sheet of Cnova Brazil at the completion of the Reorganization.

On July 12, 2016, the Via Varejo special committee and its legal advisors met in São Paulo with Mr. Devis and representatives of Trindade and Lefosse. The parties discussed the status of the negotiation of the draft reorganization agreement and the schedule for the finalization of Cnova’s restated financial statements. The parties further discussed the terms of the draft reorganization agreement that remained under negotiation. In particular, the parties discussed whether Casino would be a party to the Reorganization Agreement; whether the reorganization agreement would include a balancing payment adjustment; whether Cnova would be responsible to Via Varejo for indemnification with respect to conduct that occurred prior to Casino Group obtaining control over the business of Cnova Brazil; and whether other indemnification limitations should be included in the reorganization agreement. These positions were discussed among Mr. Devis, the members of the Via Varejo special committee and their respective advisors. The status of Via Varejo’s due diligence and the draft operational agreement were also discussed.

On July 15, 2016, the Cnova transaction committee met by telephone, together with members of Cnova’s and Casino’s management, the legal advisors to Cnova and Casino and representatives of Freshfields, the legal advisor to the Cnova transaction committee. A representative of Trindade updated the members of the Cnova transaction committee on the key issues raised by Via Varejo’s most recent draft of the reorganization agreement as well as the key points of disagreement discussed during the July 12, 2016 meeting between Cnova’s legal advisors and the legal advisors to the Via Varejo special committee. In particular, the members of the Cnova transaction committee were informed that the Via Varejo special committee was unlikely to accept an exclusion from indemnification for items occurring prior to the Casino Group gaining control over the business of Cnova Brazil in October 2013. Mr. Brunel discussed with the members of the Cnova transaction committee the challenges posed by Via Varejo’s request for a balancing payment adjustment and the various methods of making such an adjustment. The Cnova transaction committee requested that Cnova’s financial advisors undertake a review of possible balancing payment adjustment methodologies in order to make a recommendation on a methodology that would be fair to both Cnova and Via Varejo. The members of the Cnova transaction committee and the advisors also discussed alternative approaches that might allow the proposed reorganization to proceed without a balancing payment adjustment, including the possibility of adopting a locked box mechanism.

During the morning of July 25, 2016, the members of the Cnova transaction committee met telephonically, together with representatives of Freshfields, representatives of Cnova’s and Casino’s management, representatives of Eight Advisory, representatives of BNP Paribas and representatives of Cnova’s and Casino’s legal advisors, including Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton. A representative of BNP Paribas presented an overview of possible balancing payment adjustment methodologies, noting the advantages and disadvantages of the various methodologies to Cnova. After a detailed discussion of these alternatives, the Cnova transaction committee instructed management and the advisors to negotiate a balancing payment adjustment based on differences in the working capital and financial net debt positions of Cnova Brazil as compared to forecasted targets as of the applicable closing date.

During the afternoon of July 25, 2016, Messrs. Genesini, Devis and Russowsky, together with representatives of Darrois, Lefosse, Trindade, NautaDutilh and Wachtell Lipton met with the Via Varejo special committee, together with representatives of Campos Mello, Yazbek and Davis Polk to discuss the principal open terms of the draft reorganization agreement. The discussions included the possibility of an adjustment to the cash portion of the consideration to be paid by Via Varejo to Cnova in the proposed reorganization, which adjustment would be based on Cnova Brazil’s working capital and financial net debt, and the limitations on Cnova’s indemnification obligations under the draft reorganization agreement. Later on July 25, 2016, following this meeting, Cnova’s legal advisors delivered a marked-up draft of the draft reorganization agreement to Via Varejo’s legal advisors, reflecting the negotiating positions that had been described to the Via Varejo special committee and its legal advisors earlier that day.

Also on July 25, 2016, the Via Varejo special committee engaged the law firm De Brauw Blackstone Westbroek, for support in connection with the proposed reorganization with respect to matters of Dutch law.

On July 26, 2016, Messrs. Devis, Russowsky and Brunel, representatives of Via Varejo, representatives of BNP Paribas, and representatives of Santander spoke by telephone and discussed possible approaches to adjusting the amount of the cash consideration to be paid by Via Varejo to Cnova in the proposed reorganization, including the economic basis of the target net debt and working capital against which any such adjustment would be measured. The representatives of Santander indicated that, subject to review and confirmation by Santander and the members of the Via Varejo special committee of the projections of Cnova Brazil’s working capital and financial net debt position through the likely closing date, the concept of a working capital and financial net debt adjustment would be acceptable to Via Varejo.

On July 27, 2016, the Casino audit committee met with members of Casino’s management and representatives of Darrois to discuss, among other things, the request of the Via Varejo special committee that Casino execute the draft reorganization agreement, for the purpose of guaranteeing Cnova’s obligations thereunder. Representatives of Casino’s management and representatives of Darrois were present by phone. After discussing the matter with members of Casino’s management and Casino’s legal advisors, the Casino audit committee agreed with management’s recommendation, but that Casino offer to support Cnova’s indemnification obligations through the provision of a separate limited guarantee, up to a maximum amount of US$60 million, instead of Casino being a party to the Reorganization Agreement.

On July 28, 2016, the Via Varejo special committee met with Campos Mello and Yazbek in order to discuss the pending issues concerning the Reorganization Agreement, including the guarantee sought from Casino and the balancing payment adjustment mechanism and indemnity provision.

On July 28, 2016, the members of the Cnova transaction committee, together with representatives of Cnova management, Messrs. Devis and Russowsky and representatives of Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton, held a call with representatives of the Via Varejo special committee and their legal advisors from Campos Mello and Yazbek. Casino and Cnova’s legal advisors explained that Casino preferred not to be a party to the draft reorganization agreement, as well as the view of Casino and Cnova that, in light of the substantial assets and continuing business of Cnova following the completion of the proposed transaction, no guarantee from Casino should be necessary because Cnova would have adequate assets to support its obligations following closing. The parties also discussed the scope of Cnova’s indemnification obligations and the balancing payment adjustment mechanism. The Via Varejo special committee agreed to review the latest draft of the Reorganization Agreement provided by Cnova. The representatives of Casino indicated that, in light of the importance of the guarantee to the Via Varejo special committee, Casino’s board would discuss the matter.

On July 29, 2016, the Casino board discussed Via Varejo’s request for a guarantee and approved, among other things, the provision to Cnova of a separate limited guarantee (or, if so determined, a letter of credit from an internationally recognized banking institution), up to a maximum amount of US$60 million, in support of Cnova’s indemnification obligations under the draft reorganization agreement. The Casino Board also received updated information about the progress of the negotiations and the different contracts to which Casino would be a party as part of the transactions.

On July 30, 2016, the Cnova transaction committee held a meeting by telephone joined by representatives of Cnova management, of Eight Advisory and the committee’s legal advisors, and also attended by representatives of BNP Paribas, during which BNP Paribas and Eight Advisory provided their respective updated preliminary analyses on the valuation of Cnova, Cnova Brazil and Cdiscount. The committee reviewed and discussed the updated preliminary analyses and provided feedback.

Also on July 30, 2016, the Via Varejo special committee and its legal advisors held a conference call in order to resolve on the proposals received from Cnova, in light of the discussions held on the previous days. The Via Varejo special committee concluded that such proposals were, in concept, consistent with the interests of Via Varejo’s shareholders and, therefore, resolved to accept the concept of a balancing payment adjustment and Cnova’s proposal that, instead of Casino being party to the proposed reorganization, Casino would provide support for Cnova’s indemnification obligations through alternate means including a guarantee. The Via Varejo special committee then discussed the pending issues concerning the indemnity provision contained in the draft reorganization agreement, including the scope of the limitations thereon.

On August 3, 2016, the Via Varejo special committee held a conference call with their legal advisors in order to discuss their additional comments to the draft reorganization agreement. On the same date, representatives of Davis Polk delivered a marked-up draft of the reorganization agreement to representatives of Wachtell Lipton, reflecting the outcome of the parties’ conversation on July 28, 2016.

On August 4, 2016, the Via Varejo special committee met with representatives of Santander, Campos Mello and Yazbek, in order to analyze the draft financial analysis report prepared by Santander and the adjustments made in view of Cnova’s recent restatement of its financial statements following the conclusion of its internal investigation into certain accounting concerns at Cnova Brazil, and the revised business plans of Cnova and Cnova Brazil. The Via Varejo special committee posed several questions to Santander, including with respect to synergies and the adjustments made due to the results of an accounting investigation at Cnova Brazil.

Also on August 4, 2016, representatives of Davis Polk, Campos Mello and Yazbek met with Mr. Geers, general counsel of Cnova, and representatives of Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton to negotiate the legal terms of the draft reorganization agreement. The members of the Via Varejo special committee and Messrs. Devis and Russowsky also joined the meeting by telephone. During this meeting, the parties agreed that Cnova would agree to indemnify Via Varejo for certain liabilities of Cnova Brazil related to consumer claims and labor matters, as more specifically set forth in the Reorganization Agreement. The parties also agreed on which components of Cnova’s indemnification obligations would be subject to the aggregate cap on liability and that Cnova would place a portion of the cash to be received at the completion of the proposed reorganization into escrow, in support of Cnova’s indemnification obligations to Via Varejo under the draft reorganization agreement. Following this meeting, Wachtell Lipton circulated a revised draft of the reorganization agreement to the Via Varejo special committee’s legal advisors.

On August 5, 2016, Mr. Devis and the members of the Via Varejo special committee engaged in a discussion of the financial terms of the proposed reorganization. They agreed that the proposed reorganization would assume an equity value of Cnova equal to approximately US$2.2 billion and an equity value of Cnova Brazil equal to approximately US$489.0 million. Based on these valuations and on the outstanding principal and interest on the Cnova Brazil shareholder loan equal to approximately US$156.0 million, the parties agreed that Via Varejo would make a cash payment to Cnova in the amount of approximately R$16.5 million. These amounts were within the valuation ranges set forth in the non-binding memorandum of understanding and were agreed on the basis of an exchange rate of 3.2763 R$/US$, as set forth in the Reorganization Agreement.

Over the course of August 5, 6 and 7, 2016, the parties and their legal advisors finalized the remaining terms of the draft reorganization agreement, including the remaining open points with respect to Cnova’s indemnification obligations and the limitations on such obligations pursuant to the reorganization agreement.

During the morning of August 8, 2016, CBD’s board of directors met, and the CBD special committee submitted its considerations and conclusions to the CBD board, including its unanimous recommendation in favor of (i) CBD’s vote in favor of approval of the Reorganization at the Cnova extraordinary general meeting; and (ii) CBD agreement not to tender its Cnova ordinary shares in the Offers. In light of the favorable recommendation of CBD’s special committee, and considering that Casino submitted a commitment letter to CBD, pursuant to which Casino has granted CBD certain governance and liquidity rights in relation to the interest held by CBD in Cnova, CBD’s board of directors resolved that CBD shall vote in favor of approval of the Reorganization at the Cnova extraordinary general meeting and that CBD shall not tender its Cnova ordinary shares in the Offers. CBD’s board of directors also confirmed its prior resolution that CBD shall not exercise its voting rights with respect to the Reorganization at the extraordinary general meeting of the Via Varejo shareholders.

Also during the morning of August 8, 2016, a meeting of The Via Varejo board was held at which representatives of Santander, Campos Mello and Yazbek were present, in which the Via Varejo special committee submitted its considerations and conclusions to The Via Varejo board, as well as its unanimous recommendation in favor of the implementation of the proposed reorganization and the execution of the proposed reorganization agreement. In light of the Via Varejo special committee’s favorable recommendation, the Via Varejo board resolved to approve (i) the execution of the draft reorganization agreement with Cnova Brazil and Cnova NV, as well as (ii) the convening of an extraordinary general shareholders meeting in order to submit the proposed reorganization to the approval of, holders of Via Varejo’s common and preferred shares. The Via Varejo board further approved the submission of Via Varejo’s new stock option compensation plan to Via Varejo’s shareholders for approval. The Via Varejo board also approved, following the recommendation of the Via Varejo special committee, the execution of the new operational agreement between CBD and Via Varejo. Following this meeting, CBD and Via Varejo executed the new operational agreement.

Later on August 8, 2016, after Casino had executed the Casino-Cnova Undertakings Letter, the Cnova transaction committee met by telephone, together with members of Cnova’s management and representatives of BNP Paribas, Eight Advisory, Freshfields, Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton, to discuss and review the negotiated terms of the proposed reorganization transaction. Mr. Brunel presented an overview of recent negotiations with the Via Varejo transaction committee. A representative of Wachtell Lipton reviewed the terms of the draft reorganization agreement that had been negotiated with the Via Varejo transaction committee and its counsel, including the indemnification terms, the terms of the escrow arrangements and the mechanics of the working capital and financial net debt adjustment. A representative of Lefosse described certain of the termination provisions contained in the draft reorganization agreement. A representative of BNP Paribas made a presentation concerning its revised valuation of Cnova, Cnova Brazil and Cdiscount (as more fully described under “Special Factors—Additional Financial Advisor Materials Related to the Transactions—Cnova Financial Advisor Materials—Valuation Report of BNP Paribas”). Following the presentation by BNP Paribas, a representative of Eight Advisory made a financial presentation concerning the proposed reorganization and delivered its independent expert report on the financial terms of the proposed reorganization, including its opinion that, as of August 8, 2016 and based upon, and subject to, the factors and assumptions set forth therein, the consideration to be received by Cnova pursuant to the Reorganization Agreement was fair, from a financial point of view, to Cnova and to the unaffiliated Cnova shareholders (as more fully described under “Special Factors—Additional Financial Advisor Materials Related to the Transactions—Cnova Financial Advisor Materials—Opinion of Eight Advisory as to the Fairness of the Reorganization”). A representative of Freshfields then reviewed with the directors the legal standards applicable to their decisions and actions with respect to the proposed reorganization. Following discussions and deliberations, including a determination that the Cnova transaction committee had made a thorough assessment of the Reorganization as compared to other strategic alternatives and having thoroughly considered the merits, advantages and potential disadvantages of the Transactions, and considering the interests of Cnova and its stakeholders, including Cnova’s minority shareholders, the Cnova transaction committee, representing the Cnova board of directors, unanimously (i) determined that the Transactions are in the best interests of Cnova, its shareholders and all other stakeholders, (ii) determined that the Transactions are fair, advisable and in the best interests of unaffiliated Cnova shareholders, (iii) resolved to enter into the Transactions and (iv) resolved to recommend that the holders of Cnova ordinary shares approve the Reorganization and directed that the Reorganization be submitted to Cnova’s general meeting of shareholders for its approval.

Following the meeting of the Cnova transaction committee, (i) Cnova, Cnova Brazil and Via Varejo executed the Reorganization Agreement, (ii) Cnova released its signature to the Casino-Cnova Undertakings Letter, (iii) Casino and CBD executed the Casino-CBD commitment letter and (iv) CBD executed the CBD support letter. Following the close of trading on NASDAQ on August 8, 2016, Casino, Cnova, Via Varejo and CBD issued press releases announcing the execution of the Reorganization Agreement and the Reorganization and Casino’s agreement, subject to the completion of the Reorganization, to undertake the Offers.

On August 11, 2016, Via Varejo published the notice of an extraordinary general meeting of the Via Varejo shareholders, at which Via Varejo’s shareholders would be asked to approve, among other matters, the Reorganization. On the same date, Via Varejo also published the proposal of Via Varejo’s management with respect to the Reorganization for consideration at the extraordinary general meeting of the Via Varejo shareholders.

On September 12, 2016, Via Varejo’s shareholders (other than CBD) voted to approve the Reorganization at Via Varejo’s extraordinary general meeting of shareholders, with approximately 93.6% of the Via Varejo shareholders in attendance, in person or by proxy, voting in favor of the Reorganization.

On October 27, 2016, the Cnova transaction committee and the Cnova board of directors met to amongst other things, discuss and approve certain documents required to be executed by Cnova in connection with the completion of the Reorganization, and also reviewed and discussed the main steps to be taken by Cnova in connection with the Offers. Earlier that day at the extraordinary general meeting of Cnova shareholders, Cnova shareholders voted to approve the Reorganization at Cnova’s extraordinary general meeting of shareholders, with approximately 99.9% of the Cnova shareholders in attendance, in person or by proxy, voting in favor of the Reorganization.

On October 31, 2016, the Reorganization was completed.

On November 23, 2016, the Cnova transaction committee met to discuss the conclusions of Eight Advisory, in its capacity as independent expert, as well as the status of the preparation of the Offers. At this meeting, the Cnova transaction committee reviewed a draft of the position statement of the Cnova board of directors with respect to the Offers (which we refer to as the “position statement”), which had been provided to all present in advance of the meeting and a copy of which is included as Appendix A to this offer to purchase.

On December 1, 2016, the Cnova transaction committee met again to discuss the Offers. At this meeting, Eight Advisory delivered an opinion as to the fairness of the Offers to the Cnova transaction committee setting forth its opinion that, as of December 1, 2016, and based upon, and subject to, the factors and assumptions set forth therein, US$5.50 per Cnova ordinary share in cash, net to the seller, to be paid to tendering Cnova shareholders pursuant to the Offers was fair, from a financial point of view, to unaffiliated Cnova shareholders. See the section entitled “Special Factors—Financial Advisor Materials Related to the Offers—Opinion of Eight Advisory as to Fairness of the Offers. After review of this opinion, the Cnova transaction committee, representing the Cnova board of directors, unanimously concluded that it had thoroughly considered the merits, advantages and potential disadvantages, of the Offers and unanimously (i) concluded that the price to be offered by Casino in the Offers reflects at least full and fair value for the Cnova ordinary shares, (ii) determined that the Offers were in the best interest of Cnova, its shareholders and all other stakeholders, (iii) determined that the Offers were fair, advisable and in the best interest of the unaffiliated Cnova shareholders and (iv) resolved to fully support the Offers and recommend that Cnova shareholders accept the Offers, and tender their Cnova ordinary shares into the Offers.

Purposes and Reasons for the Offers

The discussion in this offer to purchase of the information and factors that the relevant governing bodies (or committees thereof, as applicable) of Cnova, Casino, and CBD considered in reaching their respective decisions with respect to the Offers, as applicable, is not intended to be exhaustive but includes all material factors considered by such governing bodies. Additionally, a discussion of all material information and factors that the relevant governing bodies (or committees thereof, as applicable) of Cnova, Casino, CBD, and Via Varejo considered in reaching their respective decisions with respect to the Reorganization is included in the section entitled “Special Factors—Purposes and Reasons for the Transactions” of the Supplemental Information Statement dated September 28, 2016 and included as Exhibit (a)(2) the Transaction Statement. The Offer to purchase was first mailed to Cnova shareholders of record as of September 29, 2016 on or around October 3, 2016.

Purposes and Reasons of the Cnova Transaction Committee and the Cnova Board of Directors for the Offers

Under the SEC rules governing “going-private” transactions, Cnova is an affiliate of Casino that is engaged in the Offers, which are the second and final transaction in a series of transactions comprising the “going-private” transaction and, therefore, is required to express its purposes and reasons for the Offers to Cnova’s “unaffiliated security holders,” as defined under Exchange Act Rule 13e-3. Cnova is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Not all members of the Cnova board of directors evaluated and negotiated the Transactions due to the affiliation of certain directors with Casino, CBD or Via Varejo, as more fully described in the discussion of the March 3, 2016 telephonic meeting of the Cnova board of directors in the section entitled “Special Factors—Background of the Transactions.” At this meeting, each of the following members of the Cnova board of directors indicated to the board that he had a conflict of interest: Peter Estermann, Didier Lévêque, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Yves Desjacques, Antoine Giscard d’Estaing and Arnaud Strasser. The Cnova board of directors (in each case excluding the director concerned) subsequently determined that each of the foregoing directors would be considered to have a conflict of interest with respect to the Transactions and such director recused himself from participating in any further deliberations and decision-making in connection with the Transactions. Subsequently, the Cnova board of directors approved the formation of the Cnova transaction committee consisting of Silvio J. Genesini, Bernard Oppetit and Cnova’s chief executive officer, Emmanuel Grenier for purposes of evaluating, negotiating and entering into agreements in connection with the Transactions, who we refer to as the “non-conflicted members of the Cnova board of directors.” Under Dutch law and pursuant to the resolutions approving the creation of and empowering the

Cnova transaction committee, the actions taken by the non-conflicted members of the Cnova board of directors in connection with the Transactions (including any deliberations, decision-making and any resolutions passed by it) are attributable to, and are considered to be actions of, the full Cnova board of directors. Additionally, the Cnova board of directors (represented by the Cnova transaction committee), in its subsequent meeting held on August 8, 2016, authorized and empowered each of the members of the Cnova transaction committee to perform any and all acts and things necessary for, ancillary to, or conducive to, the Transactions on behalf of Cnova. Unless stated otherwise, any action taken by the Cnova board of directors described in this offer to purchase was taken by the non-conflicted members of the Cnova board of directors.

Cnova is not making any offer to purchase Cnova ordinary shares pursuant to this offer to purchase or otherwise and Casino is not making the Offers on behalf of Cnova. Cnova’s involvement in the Offers is limited to the fact that the Cnova transaction committee and the Cnova board of directors, in their evaluation of the fairness of the transactions to the unaffiliated Cnova shareholders, conveyed to Casino through their representatives and advisors that the Offers commitment would be a condition to Cnova’s entry into the Reorganization Agreement (on the terms then-being considered). For a discussion of the negotiations surrounding the Offers commitment and the terms of the Offers commitment that was obtained from Casino by the Cnova transaction committee and the Cnova board of directors, see the sections entitled “Special Factors—Background of the Transactions” and “Transaction Agreements Related to the Offers—The Casino-Cnova Undertakings Letter.”

The Cnova transaction committee’s and the Cnova board of directors’ decision to negotiate for the Offers commitment from Casino was based on the factors described below:

•	the fact that, following completion of the Reorganization, Cnova’s operations would be limited to its core French eCommerce business and that ownership of Cnova ordinary shares would thus present a qualitatively different investment profile to unaffiliated Cnova shareholders; and
•	assuming buy-out proceedings are not instituted by Casino as described in the section entitled “Special Factors—Certain Effects of the Transactions—Potential Rights to Institute Buy-out Proceedings Under Dutch Law”, the fact that the Offers commitment would give unaffiliated Cnova shareholders the ability to either elect to retain their interests in Cnova following the completion of the Reorganization or, instead, to tender their Cnova ordinary shares in the Offers and thereby receive a cash payment at an attractive premium.

Considering these purposes and reasons, the Cnova transaction committee and the Cnova board of directors believed that negotiating the Offers commitment from Casino was in the best interests of Cnova, its shareholders and all of its stakeholders, including its employees and the unaffiliated Cnova shareholders.

Purposes and Reasons of Casino for the Offers

As a significant shareholder of both Cnova and Via Varejo, Casino’s primary purpose in supporting the Transactions as a shareholder of Cnova was, and in committing to launch the Offers pursuant to the Casino-Cnova Undertakings Letter is, to maximize the value of its investment in both Cnova and Via Varejo and to offer an opportunity for liquidity to Cnova’s minority shareholders at a price that would be considered fair by the Cnova transaction committee. See the section entitled “Special Factors—Positions of the Filing Parties as to Fairness of the Offers—Position of Casino as to Fairness of the Offers.” Casino believed at the time it agreed to make the Offers commitment and thereby launch the Offers and presently continues to believe that the Reorganization will generate operational and financial efficiencies at both Cnova and Via Varejo that will put each company, by combining their respective resources, in stronger operational and competitive positions.

Casino believed at the time it agreed to make the Offers commitment and thereby launch the Offers and presently continues to believe that the Reorganization will increase the value of its investment in Cnova by, among other things, allowing Cnova to focus on the better-performing French market, simplifying Cnova’s governance structure and reducing related administrative burdens, and increasing the ability of Cnova’s management to execute effectively its future strategic plans. Casino continues to believe that the Reorganization will maximize the value of its investment in Via Varejo by, among other things, enabling Via Varejo to realize greater economies of scale, increasing Via Varejo’s purchasing and negotiating power with respect to third-party suppliers and contractors, generating operational synergies from the integration of Cnova’s eCommerce retail and delivery operations into Via Varejo’s existing and expansive Brazilian operating footprint, generating omnichannel advertising and marketing opportunities and permitting Via Varejo to market its existing products on Cnova Brazil’s eCommerce platform on more favorable terms.

Casino’s agreement to make the Offers commitment, including its agreement to the Offer Price, was based on Casino’s desire for the Reorganization to occur and its recognition that presenting a cash exit opportunity to the unaffiliated Cnova shareholders on terms that would be considered acceptable to the Cnova transaction committee and the Cnova board of directors would make the Cnova transaction committee and Cnova board of directors more likely to agree to enter into the Reorganization Agreement. Consequently, Casino intended the Offers commitment to induce the Cnova transaction committee to enter into the Reorganization Agreement and recommend the approval of the Reorganization to its shareholders, which Casino believes to be in its own best interest as a fellow Cnova shareholder.

Purposes and Reasons of CBD for the Offers

Under the SEC rules governing “going-private” transactions, CBD is an affiliate of Casino and Cnova that is engaged in the Offers, which are the second and final transaction in a series of transactions that collectively comprise the “going-private” transaction and, therefore, is required to express its purposes and reasons for the Offers to Cnova’s “unaffiliated security holders,” as defined in Rule 13e-3 under the Exchange Act. CBD is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

CBD is not making any offer to purchase Cnova ordinary shares pursuant to this offer to purchase or otherwise and Casino is not making the Offers on behalf of CBD. Cnova’s involvement in the Offers is limited to the fact that it agreed not to tender any Cnova ordinary shares it indirectly holds into the Offers, which was a condition of Casino’s agreement to make the Offers commitment. See the section entitled “Special Factors—Background of the Transactions.”

CBD’s primary purpose for agreeing pursuant to the CBD support letter not to tender into the Offers and thereby engaging in the Transactions is to maximize the value of its investment in Cnova and in Via Varejo. In agreeing not to tender, CBD analyzed the Transactions from the perspective of a future significant minority shareholder of Cnova and controlling shareholder of Via Varejo and concluded that, based on such analysis and the terms outlined in the Reorganization Agreement, agreeing not to tender and thus allowing the transaction to go forward was in its best interest and in the best interest of its shareholders. Although CBD believes that there will be significant opportunities associated with its investment in Cnova after completion of the Offers, it also realizes that there are substantial risks (including the risks and uncertainties relating to the future prospects of a quantitatively smaller and qualitatively different Cnova and those associated with holding a minority interest in Cnova indefinitely) and that such opportunities may never be fully realized.

Certain Effects of the Transactions

General

As a result of the Reorganization, which was completed on October 31, 2016, Cnova Brazil became wholly owned by Via Varejo (and is expected to be subsequently merged into Via Varejo), which no longer holds any interest in Cnova. Further, since completion of the Reorganization, Via Varejo no longer has any continuing equity or other direct or indirect ownership in Cnova and Cnova has no continuing equity or other ownership interests in Cnova Brazil. As consideration for the Reorganization of Cnova Brazil within Via Varejo, Cnova received (i) all of the Cnova ordinary shares currently held by Via Varejo Holding S.à.r.l. (approximately 21.9% of Cnova’s ordinary shares as of the date of this offer to purchase), (ii) the cash balancing payment of approximately R$16.5 million, which, pursuant to the terms of the Reorganization Agreement, was subsequently adjusted to R$20.4 million at closing (an increase of approximately R$3.9 million) in connection with the completion of the Reorganization to reflect the working capital and net indebtedness levels of Cnova Brazil as of such time, and was further adjusted after the closing to R$43.3 million (an increase of approximately R$22.9 million from the initial adjusted amount at closing), and (iii) the special voting shares underlying the special voting depository receipts that were previously held by a wholly owned subsidiary of Via Varejo. In addition, on November 7, 2016, Via Varejo caused Cnova Brazil to repay to R$527.0 million in consideration of the outstanding loan obligations owed by Cnova Brazil to Cnova and one of its wholly owned affiliates, Cnova Finança, together with all interest and other accrued amounts as of the time of repayment.

As a result of the Reorganization, Via Varejo became the sole shareholder of Cnova Brazil and is no longer a Cnova shareholder. Because the unaffiliated Cnova shareholders retained their Cnova ordinary shares after completion of the Reorganization and Via Varejo’s approximately 21.9% interest in Cnova was cancelled in connection with completion of the Reorganization, the economic ownership interest of each holder of Cnova ordinary shares upon completion of the Reorganization, including the unaffiliated Cnova shareholders, increased to approximately 128% of each such shareholder’s economic ownership interest in Cnova prior to the completion of the Reorganization.

Excluding amounts previously contributed to Cnova’s net earnings by Cnova Brazil and the value the assets transferred to Via Varejo in the Reorganization, it is estimated that Casino’s direct and indirect interest in the net book value and net earnings of Cnova after completion of the Reorganization, which prior to the Reorganization was €194.75 million and (€5.49) million or 91.94% and 91.94%, respectively, is €189.96 million and (€5.35) million or 89.68% and 89.68%. Calculated in the same manner, it is estimated that CBD’s direct and indirect interest in the net book value and net earnings of Cnova after completion of the Reorganization, which prior to the Reorganization were €102.76 million and (€2.894) million or 48.51% and 48.51%, respectively, is €72.13 million and (€2.03) million or 34.05% and 34.05%. See the section entitled “Important Information Regarding Cnova—Security Ownership of Certain Beneficial Owners.”

If all holders of Cnova ordinary shares other than those controlled by Casino tender into the Offers, it is estimated that Casino’s direct and indirect interests in the net book value and net earnings of Cnova after completion of the Offers, which prior to launch of the Offers were €189.96 million and (€5.35) million or 89.68% and 89.68%, respectively will be €211.82 million and (€5.97) million or 100.00% and 100.00%. Calculated in the same manner, it is estimated that CBD’s direct and indirect interests in the net book value and net earnings of Cnova after completion of the Offers, which prior to launch of the Offers were €72.13 million and (€2.03) million or 34.05% and 34.05%, respectively will be €80.45 million or (€2.27) million or 37.98% and 37.98%.

If all holders of Cnova ordinary shares other than those controlled by Casino tender into the Offers, it is estimated that Casino’s direct and indirect interest in the net book value and net earnings of Cnova after completion of the Offers, which prior to launch of the Offers was €189.96 million and (€5.35) million or 89.68% and 89.68%, respectively, will be €200.30 million and (€5.65) million or 94.56% and 94.56%. Calculated in the same manner, it is estimated that CBD’s direct and indirect interest in the net book value and net earnings of Cnova after completion of the Offers, which prior to launch of the Offers was €72.13 million and (€2.03) million or 34.05% and 34.05%, respectively, will be €76.07 million and (€2.14) million or 35.91% and 35.91%.

Potential Involuntary Stock Exchange Delistings

Depending on the number of Cnova ordinary shares tendered into the Offers, the corresponding reduction in Cnova’s public float may result in Cnova failing to meet continuing listing requirements of NASDAQ and/or Euronext Paris and Cnova could be delisted from one or both exchanges, in which case the liquidity of Cnova ordinary shares would be materially adversely affected.

In order to remain listed on NASDAQ after the Offers, Cnova must, among other things, meet one of two alternative continued listing eligibility tests. Accordingly, to remain listed, Cnova must continue to have (i) at least 1.1 million publicly held ordinary shares, (ii) a market value of its publicly held shares in excess of US$15 million, (iii) a bid price for Cnova ordinary shares greater than US$1.00, (iv) at least 400 distinct beneficial owners of Cnova ordinary shares, and (v) either (x) a market capitalization in excess of US$50 million or (y) total assets and total revenue, in each case, of at least US$50 million in any two of the last three years. Alternatively, Cnova can continue its NASDAQ listing if, among other things, (i) it has at least 750,000 publicly held ordinary shares, (ii) the aggregate market value of publicly held Cnova ordinary shares exceed US$5 million, (iii) the bid price for Cnova ordinary shares is greater than US$1.00, (iv) there are at least 400 distinct beneficial owners of Cnova ordinary shares and (v) its Cnova shareholders equity is at least US$10 million. Pursuant to NASDAQ’s rules, all shares held by Casino or any of its affiliates or held by a director or officer of Cnova would be excluded from the calculation of the number of publicly held Cnova ordinary shares.

In order to avoid the potential involuntary delisting from Euronext Paris after the Offers, at least 25% of Cnova’s share capital must be publicly held or, alternatively, at least 5% of its share capital must be publicly held so long as the market value of such public float is at least €5 million. For purposes of this calculation, publicly held shares do not include shares held by (i) officers or directors or (ii) an owner (or affiliates of an owner) of more than 5% of a company’s total shares outstanding or voting rights.

Potential Rights to Institute Buy-out Proceedings Under Dutch Law

If, following the completion of the Offers, Casino and its group companies own 95% or more of the issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) of Cnova, then Casino, acting on its own or with its group companies, would have the right, but not the obligation, to initiate a buy-out procedure (uitkoopprocedure) in accordance with Article 2:92a or 2:201a of the Dutch Civil Code (which we refer to as a “statutory buy-out”) and/or a takeover buy-out procedure in accordance with Article 2:359c of the Dutch Civil Code (which we refer to as a “takeover buy-out” and, together with the statutory buy-out, as a “buy-out”) in order to acquire the remaining Cnova ordinary shares not tendered in the Offers and not held by Casino and its group companies or Cnova. In such procedure, the competent Dutch court will determine the fair price to be paid for the shares of any remaining minority shareholders of Cnova. This fair price per share will typically be equal to the consideration per share offered in the Offers unless there would be financial, business or other developments or circumstances that would justify a different price (including a reduction resulting from the payment of dividends) in accordance with, respectively, Article 2:92a, paragraph 5 or 2:201a, paragraph 5 or Article 2:359c, paragraph 6 of the Dutch Civil Code. Similarly, if, following the completion of the Offers, Casino and its group companies own 95% or more of the issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) of Cnova and 95% or more of the voting interests in Cnova, a minority shareholder would have the right, but not the obligation, to institute a court procedure pursuant to Article 2:359d of the Dutch Civil Code to require Casino to purchase its shares against a fair price to be determined by the competent Dutch court, as described above. A minority shareholder would have to file such claim with the competent Dutch court within three months after the end of the acceptance period of the Offers.

Potential Suspension or Termination of Registration Under the Exchange Act

Cnova ordinary shares are currently registered under the Exchange Act. Such registration may be suspended and subsequently terminated by Cnova upon application to the SEC if the shares are no longer listed on a U.S. national securities exchange and if there are fewer than 300 holders of record of the shares. Suspension or termination of registration of Cnova’s ordinary shares under the Exchange Act would significantly reduce or eliminate entirely the information required to be furnished by Cnova to its shareholders and to the SEC and would make certain provisions of the Exchange Act and the related requirement to furnish an annual report to shareholders no longer applicable to Cnova. Furthermore, the ability of “affiliates” of Cnova and persons holding “restricted securities” of Cnova to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated.

Plans for Cnova Following the Offers

Following the Offers, Cnova will continue to operate Cdiscount, its core French eCommerce business. Cnova will thus narrow its strategic focus primarily to Cdiscount’s operations and will endeavor to improve upon its position as a market leader in the French eCommerce industry. Cnova also expects to continue to evaluate and explore any business opportunities that may arise and that it believes to be potentially beneficial to its shareholders and complementary to its operation of Cdiscount. Cnova does not have any present plans to engage in any merger, further reorganizations, liquidations or sales or transfers of a significant portion of its assets upon completion of the Transactions.

Casino has indicated to Cnova that it believes that a key element of the success of Cnova is preserving and developing the talent and intellectual capital of Cnova’s personnel. In this context, Casino does not have any plan to modify Cnova’s current strategy regarding staffing.

Cnova has not reached a determination as to whether it will voluntarily delist its ordinary shares from NASDAQ or Euronext Paris following the completion of the Transactions, but will continue to evaluate the merits and consequences of voluntarily delisting in connection with future developments, including the outcome of the Offers. As described in the section entitled “Special Factors—Certain Effects of the Transactions,” depending on the results of the Offers, Cnova’s ordinary shares could be involuntarily delisted from NASDAQ and possibly Euronext Paris. Casino is also currently evaluating whether to, jointly with one or more companies within the Casino group, institute Dutch buy-out proceedings to acquire the remaining Cnova ordinary shares not tendered in the Offers (to the extent instituting such proceedings is possible following completion of the Offers). See the section entitled “Special Factors—Certain Effects of the Transactions.”

Positions of the Filing Parties as to Fairness of the Offers

Recommendation of the Cnova Transaction Committee and the Cnova Board of Directors; Fairness of the Offers

Not all members of the Cnova board of directors evaluated and negotiated the Transactions due to the affiliation of certain directors with Casino, CBD or Via Varejo, as more fully described in the discussion of the March 3, 2016 telephonic meeting of the Cnova board of directors in the section entitled “Special Factors—Background of the Transactions.” At this meeting, each of the following members of the Cnova board of directors indicated to the board that he had a conflict of interest: Peter Estermann, Didier Lévêque, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Yves Desjacques, Antoine Giscard d’Estaing and Arnaud Strasser. The Cnova board of directors (in each case excluding the director concerned) subsequently determined that each of the foregoing directors would be considered to have a conflict of interest with respect to the Transactions and such director recused himself from participating in any further deliberations and decision-making in connection with the Transactions. Subsequently, the Cnova board of directors approved the formation of the Cnova transaction committee consisting of Silvio J. Genesini, Bernard Oppetit and Cnova’s chief executive officer, Emmanuel Grenier for purposes of evaluating, negotiating and entering into agreements in connection with the Transactions, who Casino refer to as the “non-conflicted members of the Cnova board of directors.” Under Dutch law and pursuant to the resolutions approving the creation of and empowering the Cnova transaction committee, the actions taken by the non-conflicted members of the Cnova board of directors in connection with the Transactions (including any deliberations, decision-making and any resolutions passed by it) are attributable to, and are considered to be actions of, the full Cnova board of directors. Additionally, the Cnova board of directors (represented by the Cnova transaction committee), in its subsequent meeting held on August 8, 2016, authorized and empowered each of the members of the Cnova transaction committee to perform any and all acts and things necessary for, ancillary to, or conducive to, the Transactions on behalf of Cnova. Unless stated otherwise, any action taken by the Cnova board of directors described in this offer to purchase was taken by the non-conflicted members of the Cnova board of directors.

At its meeting on August 8, 2016, the Cnova transaction committee and the Cnova board of directors, after numerous discussions and consultations with their legal and financial advisors, and having thoroughly considered the merits, advantages and potential disadvantages of the Transactions, (i) determined that the Transactions are in the best interests of Cnova, its shareholders and all other stakeholders, (ii) determined that the Transactions are fair, advisable and in the best interests of unaffiliated Cnova shareholders, (iii) resolved to enter into the Transactions and (iv) resolved to recommend that the holders of Cnova ordinary shares approve the Reorganization and directed that the Reorganization be submitted to Cnova’s general meeting for its approval.

After numerous discussions and consultations with its legal and financial advisors, the Cnova transaction committee unanimously concluded at its meeting on December 1, 2016 that it had thoroughly considered the merits, advantages and potential disadvantages, of the Offers and, based on, among others, the considerations discussed below in this section, unanimously (i) concluded that the price to be offered by Casino in the Offers reflects at least full and fair value for Cnova shareholders, (ii) determined that the Offers are in the best interest of Cnova, its shareholders and all other Cnova stakeholders, (iii) determined that the Offers are fair, advisable and in the best interest of unaffiliated Cnova shareholders and (iv) resolved to fully support the Offers and recommend that holders of Cnova ordinary shares accept the Offers, and tender their Cnova ordinary shares into the Offers. The Cnova transaction committee and Cnova board of directors fully support the Offers and recommend that holders of Cnova ordinary shares accept the Offers and tender their Cnova ordinary shares into the Offers.

The following discussion is not exhaustive, but is intended to summarize the material information and factors considered by the Cnova transaction committee and the Cnova board of directors in their consideration of the Offers and their determination to recommend that Cnova shareholders accept the Offers and tender their Cnova ordinary shares into the Offers.

In reaching their decision to recommend that Cnova shareholders accept the Offers and tender their Cnova ordinary shares into the Offers, the Cnova transaction committee and the Cnova board of directors consulted with their legal and financial advisors and considered a number of factors, including, but not limited to the following:

•	their knowledge of Cnova’s business, financial condition, results of operation, industry, competitors and prospects;

•	Brazilian macro-economic conditions, which have deteriorated in an unexpectedly rapid and adverse way since Cnova’s initial public offering in 2014;
•	the opinion of Eight Advisory as to the fairness of the Offers delivered to the Cnova transaction committee setting forth the opinion of Eight Advisory that, as of December 1, 2016, and based upon, and subject to, the factors and assumptions set forth therein, US$5.50 per Cnova ordinary share in cash, net to the seller, to be paid to tendering Cnova shareholders pursuant to the Offers was fair, from a financial point of view, to unaffiliated Cnova shareholders. See the section entitled “Special Factors—Financial Advisor Materials Related to the Offers—Opinion of Eight Advisory as to Fairness of the Offers”;
•	the financial terms of the Offers, including that:
•	the price offered by Casino in the Offers implies a premium of 82% over the closing price for Cnova ordinary shares on NASDAQ on April 27, 2016 of US$3.03, the trading day immediately prior to first public reports of the potential offer, which we refer to as the “unaffected Cnova share price”;
•	the price offered by Casino in the Offers implies a premium of 62% over the closing price for Cnova ordinary shares on NASDAQ on May 11, 2016, the day immediately preceding the announcement of entry into a non-binding memorandum of understanding with respect to the Transactions;
•	the price offered by Casino in the Offers implies a premium of 105% over the average closing price for Cnova ordinary shares on NASDAQ on trading days for the six-month period ended May 11, 2016;
•	the price offered by Casino in the Offers implies a premium of 50% over the average closing price for Cnova ordinary shares on NASDAQ on trading days for the 12-month period ended May 11, 2016;
•	the price offered by Casino in the Offers implies a premium of 19% over the average closing price for Cnova ordinary shares on NASDAQ on trading days between November 20, 2014, the first trading day for Cnova ordinary shares on NASDAQ and May 11, 2016, the day immediately preceding the announcement of entry into a non-binding memorandum of understanding with respect to the transactions;
•	pursuant to analysis performed by Eight Advisory, the price offered by Casino in the Offers represents a premium of 10% over the implied value of US$5.00 per Cnova ordinary share paid in the Reorganization for the shares formerly held indirectly by Via Varejo, see the section entitled “Special Factors—Financial Advisor Materials Related to the Offers—Opinion of Eight Advisory as to Fairness of the Offers—Valuation Approaches”;
•	pursuant to a discounted cash flow analysis performed by Eight Advisory that indicated a range of equity values per Cnova ordinary share, the price offered by Casino in the Offers implies a premium of 23% over the central value of the range of equity values per Cnova ordinary share, see the section entitled “Special Factors—Financial Advisor Materials Related to the Offers—Opinion of Eight Advisory as to Fairness of the Offers—Discounted Cash Flow Analysis”;
•	pursuant to analysis performed by Eight Advisory, the price offered by Casino in the Offers implies a premium of 107% over the average of the then-most recent analysts’ price targets for Cnova prior to April 2016, the month during which first public reports of the potential offer were made, see the section entitled “Special Factors—Financial Advisor Materials Related to the Offers—Opinion of Eight Advisory as to Fairness of the Offers—Other Analyses”;
•	pursuant to a public trading multiple analysis performed by Eight Advisory that determined a range of equity values per Cnova ordinary share, the price offered by Casino in the Offers implies premium of 72% over the minimum equity value per Cnova ordinary share of the range and a 14% premium over the maximum equity value per Cnova ordinary share of the range, see the section entitled “Special Factors—Financial Advisor Materials Related to the Offers—Opinion of Eight Advisory as to Fairness of the Offers—Public Trading Multiple Analysis”; and

•	the price offered by Casino implies a premium 10% over the central value of US$4.98 (converted from euros to U.S. dollars based on an exchange ratio of US$1.06 per euro) per Cnova ordinary share based on the discounted cash flows method set forth in the J.P. Morgan valuation report, which report was prepared by J.P. Morgan in connection with its appointment by Casino as presenting bank for the French Offer pursuant to requirements of French law, see the section entitled “Special Factors—Financial Advisor Materials Related to the Offers—J.P. Morgan Valuation Report in Connection with the French Offer.”
•	the ability of unaffiliated Cnova shareholders to either elect to retain their interests in Cnova following the completion of the Reorganization or, instead, to tender their Cnova ordinary shares in the Offers and thereby receive a cash payment at an attractive premium;
•	the risks and costs to Cnova if the Offers are not completed, including the potential effect on the trading price of Cnova’s ordinary shares, the potential diversion of management attention and the potential effect on Cnova’s business and existing relationships;
•	the absence of any conditions to consummation of the Offers once they are commenced, thereby providing an option to the unaffiliated Cnova shareholders to exit their investment at an attractive premium rather than remain a minority shareholder in a quantitatively smaller and qualitatively different Cnova after completion of the Transactions;
•	that Casino will finance its purchases pursuant to the Offers with available cash on hand and that financing for the Offers consequently is not subject to any conditions; and
•	the terms and conditions of the Casino-Cnova Undertakings Letter and the CBD support letter.

In addition, the Cnova transaction committee and the Cnova board of directors also considered a number of factors relating to the procedural safeguards involved in the negotiation of the Transactions, including those discussed below, each of which they believed supported their respective decisions and provided assurance of the fairness of the Transactions to the unaffiliated Cnova shareholders:

•	the creation of the Cnova transaction committee, which is composed of a majority of directors not affiliated with Casino, CBD or Via Varejo, and the process followed by the Cnova transaction committee;
•	the fact that the Cnova transaction committee obtained legal advice regarding the Transactions from Freshfields, engaged as the independent legal advisor to the Cnova transaction committee;
•	the fact that, at the time the Transactions were submitted to a vote at Cnova’s general meeting of shareholders, allowing all shareholders to discuss and ask questions about the Transactions before deciding whether to vote in favor of approving the Transactions, such shareholders were informed of the material terms of the Offers commitment, including the price to be offered pursuant to the Offers;
•	the fact that the Cnova transaction committee was advised by Eight Advisory as an independent expert and received its opinion as to the fairness of the Offers;
•	the fact that, pursuant to requirements of French law and the AMF General Regulation, Casino appointed J.P. Morgan to act as presenting bank solely for the French Offer and that, in its role as presenting bank, J.P. Morgan conducted a multi-criteria financial analysis, see the section entitled “Special Factors—Financial Advisor Materials Related to the Offers—J.P. Morgan Valuation Report in Connection with the French Offer”;
•	the fact that the Cnova transaction committee met numerous times during the course of negotiations with Casino, to review the terms of the proposed Offers;
•	the fact that the Cnova transaction committee, representing the Cnova board of directors and consisting of directors unaffiliated with Casino, was aware of the existing relationships among Cnova, Via Varejo and Casino and could take such relationships into account in considering whether to approve the Transactions, including the Offers, and recommend them on the contemplated terms, or at all; and
•	the unanimous support for the Transactions of all members of the Cnova transaction committee.

The Cnova transaction committee and Cnova board of directors also considered a variety of risks and other potentially negative factors concerning the Reorganization Agreement and the Transactions, including the following:

•	the possibility that the Offers may not be completed, or that completion may be unduly delayed, for reasons beyond the control of Cnova;
•	the fact that Cnova’s directors and executive officers may have interests in the Transactions that may be different from, or in addition to, those of Cnova’s other shareholders;
•	the management relationship between Cnova and Casino, including the substantial involvement of Casino in Cnova’s strategic decision-making processes, including with respect to the Transactions;
•	the fact that the Offer Price is less than the price at which Cnova ordinary shares were initially offered to the public, less than three years prior to the date of this offer to purchase; and
•	the fact that the exchange of Cnova ordinary shares for cash pursuant to either Offer generally will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under the laws of other jurisdictions.

In the course of reaching their respective decisions to recommend that Cnova shareholders accept the Offers and tender their Cnova ordinary shares into the Offers, the Cnova transaction committee and the Cnova board of directors, did not consider the liquidation value of Cnova because (i) they considered Cnova to be a viable, going concern, (ii) they believe that liquidation sales generally result in proceeds substantially less than sales of going concerns, (iii) they considered determining a liquidation value to be impracticable given the significant execution risk that would be involved in any breakup of Cnova and (iv) Cnova will continue to operate a substantial part of its core eCommerce business following the Transactions. For the foregoing reasons, the Cnova transaction committee and the Cnova board of directors did not consider liquidation value to be a relevant methodology. Further, the Cnova transaction committee and the Cnova board of directors did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of Cnova as a going concern but rather is indicative of historical costs, which will be substantially different from actual costs on a going forward basis at Cnova following completion of the Transactions. The Cnova transaction committee and Cnova board of directors did not seek to determine a pre-Transaction going concern value for Cnova’s ordinary shares to determine the fairness of the Transactions to the unaffiliated Cnova shareholders. The Cnova transaction committee and the Cnova board of directors each believe that the trading price of Cnova ordinary shares at any given time represents the best available indicator of Cnova’s going concern value at that time, so long as the trading price at that time is not impacted by speculation regarding the likelihood of a potential transaction and other factors which may impact the value of Cnova ordinary shares in a temporary manner. To that extent and to the extent that the unaffected Cnova share price represented the per share going concern value of Cnova, the price to be offered by Casino in the Offers implies a premium of approximately 82% to the going concern value of Cnova.

Additionally, the Cnova transaction committee and the Cnova board of directors did not specifically consider the price to be paid by Casino pursuant to the Offers or the value to be received in the Reorganization by Cnova, on the one hand, as compared to the price paid for purchases of Cnova ordinary shares by any of the Filing Parties and their Controlling Affiliates in transactions during the prior two years, on the other hand, because any such transactions were conducted through open market purchases prior to Cnova’s stock price reflecting the significant business challenges affecting Cnova Brazil during 2015 and 2016, including poor operating performance and an internal investigation, that lead to a €123 million net loss over the second quarter of 2016. The Cnova transaction committee and the Cnova board of directors considered the opinion and related financial analyses of Eight Advisory, and considered the financial analyses of J.P. Morgan and BNP Paribas, among other factors considered, in the course of its evaluation of the Offers.

The foregoing discussion is not exhaustive, but is intended to summarize the material information and factors considered by the Cnova transaction committee and the Cnova board of directors in their consideration of the Offers. The Cnova transaction committee and the Cnova board of directors reached the unanimous decision to recommend that Cnova shareholders accept the Offers and tender their Cnova ordinary shares into the Offers in light of the factors described above and other factors that each member of the Cnova transaction committee and the Cnova board of directors believed were appropriate to consider in the interest of Cnova and its stakeholders. In view of the variety of factors and the quality and amount of information considered, the Cnova transaction committee did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching their determinations. In addition, each member of the Cnova transaction committee and each non-conflicted member of the Cnova board of directors may have given different weight to different factors. The Cnova transaction committee and the Cnova board of directors conducted an overall review of the factors described above, including through discussions with Cnova’s management and legal and financial advisors, and considered the factors overall to be favorable to, and to support, their respective determinations.

Position of Casino as to Fairness of the Offers

The rules of the SEC require Casino to express its belief as to the fairness of the Offers to the unaffiliated shareholders of Cnova. Casino is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of Casino should not be construed as a recommendation to any Cnova shareholder regarding whether to tender shares into the Offers.

Casino believes that the Offers are fair to the unaffiliated Cnova shareholders on the basis of the factors described in the section entitled “Special Factors—Purposes and Reasons for the Offers—Purposes and Reasons of Casino for the Offers” and the additional factors described below.

In the course of its evaluation of the Transactions, Casino consulted with the Casino financial advisors and with MMA and considered each of their respective financial analyses. Casino’s agreement to make the Offers commitment, including its agreement to the offer price, was based on Casino’s desire for the Reorganization to occur and its recognition that presenting a cash exit opportunity to the unaffiliated Cnova shareholders, at conditions which would be considered acceptable both by Casino, as the party bearing the cost of the Offers, and by the Cnova transaction committee, would make the Cnova transaction committee more likely to agree to enter into the Reorganization Agreement. The Cnova transaction committee, in its evaluation of the fairness of the transactions to the unaffiliated Cnova shareholders, conveyed to Casino through its representatives and advisors that the Offers commitment would be a condition to Cnova’s entry into the Reorganization Agreement (on the terms then-being considered).

Consequently, Casino intended the Offers commitment to induce the Cnova transaction committee to enter into the Reorganization Agreement and recommend the approval of the Reorganization to its shareholders, which Casino believes to be in its own best interest as a fellow Cnova shareholder. Casino did not participate in the deliberation process of the Cnova transaction committee nor in the conclusions of the Cnova transaction committee that the Transactions were fair to the unaffiliated Cnova shareholders. Similarly, Casino did not undertake any independent evaluation of the fairness of the Offers nor hire a financial advisor to act with the interests of unaffiliated Cnova shareholders in mind in consideration and negotiation of the terms of the Offers commitment. Casino did not receive advice from the Cnova transaction committee or its legal or financial advisors regarding substantive or procedural fairness of the proposed Transactions.

Casino’s belief as to the fairness of the Transactions is based on, among other things, the following material factors, each of which, in its view, supports its belief that the Transactions are substantively and procedurally fair to such shareholders and which are not presented in any relative order of importance:

•	the financial terms of the Transactions, including that:
•	the price to be offered by Casino in the Offers implies a premium of 82% over the closing price for Cnova ordinary shares on NASDAQ on April 27, 2016 of US$3.03, the trading day immediately prior to first public reports of the potential offer, which we refer to as the “unaffected Cnova share price”;
•	the price to be offered by Casino in the Offers implies a premium of 62% over the closing price for Cnova ordinary shares on NASDAQ on May 11, 2016, the day immediately preceding the announcement of entry into a non-binding memorandum of understanding with respect to the Transactions;
•	the price to be offered by Casino in the Offers implies a premium of 105% over the average closing price for Cnova ordinary shares on NASDAQ on trading days for the six-month period ended May 11, 2016;

•	the price to be offered by Casino in the Offers implies a premium of 50% over the average closing price for Cnova ordinary shares on NASDAQ on trading days for the 12-month period ended May 11, 2016;
•	the price to be offered by Casino in the Offers implies a premium of 19% over the average closing price for Cnova ordinary shares on NASDAQ on trading days between November 20, 2014, the first trading day for Cnova ordinary shares on NASDAQ and May 11, 2016, the day immediately preceding the announcement of entry into a non-binding memorandum of understanding with respect to the Transactions ;
•	although Casino is not entitled to rely on Eight Advisory’s opinion as to fairness of the Offers as an indication that the Offers are fair to the unaffiliated Cnova shareholders, the fact that Eight Advisory delivered such an opinion, dated December 1, 2016, to the Cnova transaction committee indicating that the consideration to be received pursuant to the Offers was fair, from a financial point of view, to the unaffiliated Cnova shareholders, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, as more fully described under “Special Factors—Financial Advisor Materials Related to the Offers—Opinion of Eight Advisory as to Fairness of the Offers”;
•	the fact that the Offer price is greater than the value per Cnova ordinary share of Cnova giving effect to the Reorganization as determined pursuant to the Casino financial advisors’ valuation report, dated as of May 9, 2016 delivered to Casino by CACIB and Rothschild, subject to the assumptions, limitations, qualifications and conditions described therein, as more fully described under “Special Factors—Additional Financial Advisor Materials Related to the Transactions—Casino Financial Advisor Materials—Valuation Report of the Casino Financial Advisors”;
•	the report delivered to the Casino board of directors by MMA on May 10, 2016, which stated that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations described in the MMA report, that the analysis and the results presented by the Casino financial advisors in the Casino financial advisors’ valuation report were consistent with the analysis performed by MMA and that the Casino financial advisors’ analysis had been conducted in accordance with the methods upon which MMA has no comments other than those summarized in the MMA report, as more fully described under “Special Factors—Additional Financial Advisor Materials Related to the Transactions—Casino Financial Advisor Materials—Report of MMA”;
•	the ability of unaffiliated Cnova shareholders to either elect to retain their interests in Cnova following the completion of the Reorganization or, instead, to tender their Cnova ordinary shares in the Offers and thereby receive a cash payment at an attractive premium;
•	the absence of any conditions to consummation of the Offers once they are commenced, thereby providing an option to the unaffiliated Cnova shareholders to exit their investment at an attractive premium rather than remain a minority shareholder in a quantitatively smaller and qualitatively different Cnova after completion of the Transactions; and
•	the terms and conditions of the Casino-Cnova Undertakings Letter and the CBD support letter.

In addition, Casino considered a number of factors related to the procedural safeguards afforded to the unaffiliated Cnova shareholders by creation of the Cnova transaction committee and the procedures followed by the Cnova transaction committee, each of which, in Casino’s view, supports its belief that the Transactions are procedurally fair to such shareholders and provides further assurance that the Transactions are substantively fair to the unaffiliated Cnova shareholders. Such factors included, among others, the following, which are not presented in any relative order of importance:

•	the creation of the Cnova transaction committee, which is composed of a majority of directors not affiliated with Casino, CBD or Via Varejo, and the process followed by the Cnova transaction committee;
•	the fact that the Cnova transaction committee obtained legal advice regarding the Transactions from Freshfields, engaged as the independent legal advisor to the Cnova transaction committee;

•	the fact that, at the time the Transactions were submitted to a vote at Cnova’s general meeting of shareholders, allowing all shareholders to discuss and ask questions about the Transactions before deciding whether to vote in favor of approving the Transactions, such shareholders were informed of the material terms of the Offers commitment, including the price to be offered pursuant to the Offers;
•	the fact that the Cnova transaction committee was advised by Eight Advisory as an independent expert and received its opinion as to the fairness of the Offers;
•	the fact that, pursuant to requirements of French law and the AMF General Regulation, Casino appointed J.P. Morgan to act as presenting bank solely for the French Offer and that, in its role as presenting bank, J.P. Morgan conducted a multi-criteria financial analysis, see the section entitled “Special Factors—Financial Advisor Materials Related to the Offers—J.P. Morgan Valuation Report in Connection with the French Offer”;
•	the fact that the Cnova transaction committee met numerous times during the course of negotiations with Casino, to review the terms of the proposed Offers;
•	the fact that the Cnova transaction committee, representing the Cnova board of directors and consisting of directors unaffiliated with Casino, was aware of the existing relationships among Cnova, Via Varejo and Casino and could take such relationships into account in considering whether to approve the Transactions, including the Offers, and recommend them on the contemplated terms, or at all; and
•	the unanimous support for the Transactions of all members of the Cnova transaction committee.

Casino also considered a variety of risks and other potentially negative factors concerning the Reorganization Agreement and the Transactions, including the following:

•	the fact that Cnova’s directors and executive officers may have interests in the Transactions that may be different from, or in addition to, those of Cnova’s other shareholders;
•	the management relationship between Cnova and Casino, including the substantial involvement of Casino in Cnova’s strategic decision-making processes, including with respect to the Transactions;
•	the fact that Cnova completed its initial public offering less than three years ago;
•	the fact that the price of the Offers is less than the price at which Cnova ordinary shares were initially offered to the public; and
•	the fact that the exchange of Cnova ordinary shares for cash pursuant to either Offer generally will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under the laws of other jurisdictions.

In its consideration of the fairness of the Offers, Casino did not find it practicable to, and did not, appraise the assets of Cnova to determine the liquidation value for unaffiliated Cnova shareholders (i) because of the impracticability of determining a liquidation value given the significant execution risk involved in any breakup, (ii) because Casino considers Cnova to be a viable going concern and (iii) because Cnova will continue to operate a substantial part of its core eCommerce business following the Offers. Casino did not consider net book value, which is an accounting concept, for purposes of determining the fairness of the Offers to Cnova’s unaffiliated Cnova shareholders because, in Casino’s view, net book value is neither indicative of Cnova’s market value nor its value as a going concern, but rather is an indicator of historical costs, which will be substantially different from actual costs on a going-forward basis following completion of the Offers. Casino did not seek to establish a pre-Transactions going-concern value for Cnova’s ordinary shares to determine the fairness of the Transactions to the unaffiliated Cnova shareholders because following the Transactions, Cnova will have a different capital structure, cost profile and operating strategy, among other things. However, to the extent that the unaffected Cnova share price represented the per share going concern value of Cnova, the price to be offered by Casino in the Offers implies a premium of approximately 82% to the going concern value of Cnova. In its consideration of the fairness of the Offers, Casino did not specifically consider the price to be paid by Casino pursuant to the Offers, on the one hand, as compared to the price paid for purchases of Cnova ordinary shares by any of the Filing Parties and their Controlling Affiliates in transactions during the prior two years, on the other hand, because any such transactions were conducted through open market purchases prior to Cnova’s stock price reflecting the significant business challenges affecting Cnova Brazil during 2015 and 2016, including poor operating performance and an internal investigation, that lead to a €123 million net loss over the second quarter of 2016. Further, Casino was not aware of any firm offer for a merger, sale of all or a substantial part of Cnova’s assets, or a purchase of a controlling amount of Cnova securities having been received by Cnova from anyone in the two years preceding the signing of the Reorganization Agreement.

The foregoing discussion of the information and factors considered by Casino in connection with its evaluation of the fairness to the unaffiliated Cnova shareholders of the Offers is not intended to be exhaustive but is believed to include all material factors considered. Casino did not find it practicable to assign, nor did it assign, relative weight to the individual factors considered in reaching its conclusions as to fairness. Casino believes that these factors provide a reasonable basis for its belief that the proposed Offers are fair to the unaffiliated Cnova shareholders. This belief should not, however, be construed as a recommendation to any of Cnova’s shareholders to tender her or his shares into the Offers. Casino does not make any recommendation as to whether any Cnova shareholder should tender shares into the Offers.

Position of CBD as to Fairness of the Offers

The rules of the SEC require CBD to express its belief as to the fairness of the Offers to the unaffiliated shareholders of Cnova. CBD is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of CBD should not be construed as a recommendation to any Cnova shareholder regarding whether to vote in favor of the Transactions or tender shares into the Offers.

CBD believes that the Offers are fair to the unaffiliated Cnova shareholders on the basis of the factors described in the section entitled “Special Factors—Purposes and Reasons for the Offers—Purposes and Reasons of CBD for the Offers” and the additional factors described below.

CBD was not involved in the negotiation of the terms of the Reorganization Agreement or the Transactions except for the negotiation of its commitment not to tender as memorialized in the CBD support letter and the negotiation of certain undertakings from Casino in exchange for its commitment not to tender its Cnova ordinary shares into the Offers as memorialized in the CBD support letter. After the Cnova transaction committee expressed to Casino that its commitment to launch the Offers upon completion of the Reorganization would be a condition to its recommendation in favor of the Transactions, Casino expressed that a commitment from CBD not to tender its Cnova ordinary shares in the Offers would be a necessary condition for its agreement to launch the Offers in the first instance.

Consequently, CBD formed a special committee of its board of directors, comprised exclusively of directors not affiliated with the Casino Group, for purposes of negotiating its commitment not to tender and certain other related terms of the Casino and CBD Letters that will govern its rights as against Casino as a continuing minority shareholder of Cnova after completion of the Transactions. However, the CBD special committee was not formed to consider the fairness of the Offers to the unaffiliated Cnova shareholders. Instead, the CBD transaction committee was formed to consider the fairness of the Transactions to its own shareholders that are not affiliated with the Casino Parties, including whether it was in the best interests of CBD and such CBD shareholders to, among other things, agree not to tender its Cnova ordinary shares into the Offers and enter into certain agreements related to implementing the Reorganization.

CBD’s agreement not to tender was not based on consideration of the fairness of the Transactions to Cnova’s unaffiliated shareholders. Rather, CBD intended its commitment not to tender to induce Casino to make the Offers commitment, thereby inducing Cnova and Via Varejo to enter into the Reorganization, which CBD believes to be in its own best interests as a Cnova and Via Varejo shareholder, as well as the best interests of its own shareholders that are not affiliated with the Casino Parties. Said differently, CBD did not negotiate the terms of its agreement not to tender into the Offers with the goal of obtaining terms that were fair to the unaffiliated Cnova shareholders. CBD did not participate in the deliberation process of the Cnova transaction committee nor in the conclusions of the Cnova transaction committee that the Transactions were fair to the unaffiliated Cnova shareholders. Similarly, CBD did not undertake any independent evaluation of the fairness of the Transactions nor hire a financial advisor to make such an evaluation. CBD did not receive advice from the Cnova transaction committee or its legal or financial advisors regarding substantive or procedural fairness of the proposed Transactions.

CBD’s belief as to the fairness of the Offers to the unaffiliated Cnova shareholders is based on, among other things, the same material factors and considerations outlined in bullet point format in the section entitled

“Special Factors—Position of Casino as to Fairness of the Offers” and such material factors and considerations are incorporated herein by reference. CBD expressly adopts the discussion and analysis of such material factors and consideration as its own.

In its consideration of the fairness of the Offers, CBD did not find it practicable to, and did not, appraise the assets of Cnova to determine the liquidation value for unaffiliated Cnova shareholders (i) because of the impracticability of determining a liquidation value given the significant execution risk involved in any breakup, (ii) because CBD considers Cnova to be a viable going concern and (iii) because Cnova will continue to operate a substantial part of its core eCommerce business following the Offers. CBD did not consider net book value, which is an accounting concept, for purposes of determining the fairness of the Offers to Cnova’s unaffiliated Cnova shareholders because, in CBD’s view, net book value is neither indicative of Cnova’s market value nor its value as a going concern, but rather is an indicator of historical costs, which will be substantially different from actual costs on a going-forward basis following completion of the Offers. CBD did not seek to establish a pre-Transactions going-concern value for Cnova’s ordinary shares to determine the fairness of the Transactions to the unaffiliated Cnova shareholders because following the Transactions, Cnova will have a different capital structure, cost profile and operating strategy, among other things. However, to the extent that the unaffected Cnova share price represented the per share going concern value of Cnova, the price to be offered by Casino in the Offers implies a premium of approximately 82% to the going concern value of Cnova. In its consideration of the fairness of the Offers, CBD did not specifically consider the price to be paid by Casino pursuant to the Offers, on the one hand, as compared to the price paid for purchases of Cnova ordinary shares by any of the Filing Parties and their Controlling Affiliates in transactions during the prior two years, on the other hand, because any such transactions were conducted through open market purchases prior to Cnova’s stock price reflecting the significant business challenges affecting Cnova Brazil during 2015 and 2016, including poor operating performance and an internal investigation, that lead to a €123 million net loss over the second quarter of 2016. Further, CBD was not aware of any firm offer for a merger, sale of all or a substantial part of Cnova’s assets, or a purchase of a controlling amount of Cnova securities having been received by Cnova from anyone in the two years preceding the signing of the Reorganization Agreement.

The foregoing discussion of the information and factors considered by CBD in connection with its evaluation of the fairness to the unaffiliated Cnova shareholders of the Offers is not intended to be exhaustive but is believed to include all material factors considered. CBD did not find it practicable to assign, nor did it assign, relative weight to the individual factors considered in reaching its conclusions as to fairness. CBD believes that these factors provide a reasonable basis for its belief that the proposed Transactions are fair to the unaffiliated Cnova shareholders. This belief should not, however, be construed as a recommendation to any of Cnova’s shareholders to tender her or his shares into the Offers. CBD does not make any recommendation as to whether Cnova shareholders should tender into the Offers.

Certain Cnova Unaudited Financial Projections

Cnova does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year given the unpredictability of underlying assumptions and estimates. However, Cnova’s management created internal non-public three-year financial forecasts, from 2016 to 2018, regarding Cnova’s anticipated future operations (which we refer to as the “Cnova business plan”), which were approved by Cnova’s board of directors in February 2016 and, with respect to Cnova Brazil’s financial projections, amended in July 2016 and approved by the Cnova board of directors, and were given to the Cnova transaction committee in connection with its evaluation of the Transactions and to BNP Paribas and Eight Advisory for their use and reliance in connection with their respective financial analyses and reports as described in the section entitled “Special Factors—Cnova Financial Advisor Materials.” Additionally, based on a third party strategic advisor analysis Cnova management provided estimated transaction synergies to the Cnova transaction committee, BNP Paribas and Eight Advisory for the aforementioned purposes as well, which we refer to as the “Cnova estimated synergies.” Casino collectively refer to the Cnova business plan and the Cnova estimated transaction synergies as the “projections.” Additionally, the projections were provided to the Via Varejo special committee during the course of its due diligence in connection with the Reorganization and to Santander for its use and reliance in connection with its financial analyses and report. The projections also were provided to Casino, the Casino financial advisors and MMA, as well as to CBD and its advisors, for purposes of evaluating the Reorganization, specifically in connection with the Casino undertakings letter, Casino-CBD commitment letter and CBD support letter, as applicable.

The projections were prepared by and are the responsibility of Cnova’s management. The projections were not prepared with a view toward public disclosure but rather for the purpose of evaluating the Reorganization. Accordingly, the projections do not comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, U.S. Generally Accepted Accounting Principles, the guidelines established by the International Financial Reporting Standards Board or International Financial Reporting Standards. Ernst & Young Audit, Cnova’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the projections and does not express an opinion or any form of assurance related to the projections. Cnova included a summary of the projections in this section of this offer to purchase for the benefit of its shareholders because Cnova provided such non-public information to its board of directors and financial advisors, Via Varejo and its financial advisors, CBD and its advisors and Casino and the Casino financial advisors. However, the summary of the projections included in this offer to purchase is not intended to influence a Cnova shareholder’s decision of whether to vote its shares in favor of approval of the Reorganization and Reorganization Agreement.

The projections were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Cnova. Additionally, the projections are inherently forward looking and span multiple years. Consequently, the projections, as with all forward-looking information, become subject to greater unpredictability and uncertainty with each successive year, particularly in the eCommerce industry, which offers low visibility. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict or estimate and most of which are beyond Cnova’s control. The projections also reflect assumptions regarding the continuing nature of certain business decisions that, in reality, would be subject to change. Important factors that may affect actual results or the achievability of the projections include, but are not limited to, failure to implement Cnova’s business strategy; failure to capitalize on Cnova’s expected market opportunities; regulatory developments in key markets for Cnova’s operations products; failure to protect Cnova’s intellectual property; decreased demand for Cnova’s services or the products it sells; product liability claims exposure; failure to otherwise comply with laws and regulations; changes in general economic and business conditions, including those in Brazil; changes in currency exchange rates and interest rates; and other risks and uncertainties described in Cnova’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed with the SEC on July 22, 2016 and subsequent reports on Form 6-K. In addition, the realization of the results contemplated by the projections may be affected by Cnova’s ability to achieve strategic goals, objectives and targets over the applicable period. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from those projected. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Accordingly, there can be no assurance that the projections will be realized and actual results may vary materially from those projected. The inclusion of a summary of the projections in this offer to purchase should not be regarded as an indication that Cnova or any of its affiliates, officers, directors, advisors or other representatives considered or consider the projections to be necessarily predictive of actual future events or results of Cnova’s operations, and, consequently, the projections should not be relied on in such a manner. Neither Cnova, Via Varejo nor any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the projections, and neither Cnova, Via Varejo, nor any of their respective affiliates undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing or developments and events occurring after the date of the projections or that may occur in the future, even in the event that any or all of the assumptions underlying the projections are shown to be in error (even in the near term). Cnova does not intend to make available publicly any update or other revision to the projections, except as otherwise required by law. None of Cnova nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Cnova shareholder or other person regarding the ultimate performance of Cnova compared to the information contained in the projections or that the projections will be achieved. Cnova has not made any representations to Via Varejo, CBD, Casino or any of their respective financial advisors in the Reorganization Agreement or otherwise, concerning the projections.

In light of the foregoing factors and the uncertainties inherent in the projections, Cnova’s shareholders are cautioned not to place undue, if any, reliance on the information presented in the summary of the projections.

Summary of Cnova Projections

Summary of Cnova Business Plan

Key assumptions underlying the Cnova business plan include, with respect to Cnova Brazil:

•	significant improvement in the macroeconomic environment in Brazil in 2017 (consistent with International Monetary Fund forecasts), including consumer consumption;
•	a reduction in customer claims and logistics costs as a percentage of net sales, resulting from improved customer delivery time and inventory management;
•	an increasing share of marketplace gross merchandise volume, reaching 27% of total gross merchandise volume in 2018;
•	a decrease in marketing costs and an increase in spending on technology and content and in payment costs, in each case as a percentage of net sales; and
•	stable capital expenditures as a percentage of net sales.

Key assumptions with respect to Cdiscount France include the following:

•	continued growth in marketplace share, reaching 43% of total gross merchandise volume by 2018;
•	gross margin improvement of more than 100 basis points by 2018 excluding marketplace sales;
•	a moderate increase in selling, general and administrative expenses as a percentage of net sales, mainly driven by rising technology and payment costs; and
•	stable capital expenditures as a percentage of net sales.
	Cdiscount France			Cdiscount France(4)
	2016E	2017E	2018E	2016E	2017E	2018E
	(in € millions; all amounts are approximations)			(US$ equivalent in millions)
Gross Merchandise Volume	3,077	3,471	3,992	3,395	3,830	4,405
Net Sales	1,818	1,968	2,133	2,006	2,172	2,354
Operating EBITDA(1)	30	63	102	33	70	113
Depreciation and Amortization	(24)	(29)	(30)	(26)	(32)	(33)
Capex(2)	(41)	(46)	(50)	(45)	(51)	(55)
Free Cash Flow(3)	21	31	72	23	34	79
	Cnova Brazil			Cnova Brazil(5)
	2016E	2017E	2018E	2016E	2017E	2018E
	(in R$ millions; all amounts are approximations)			(US$ equivalent in millions)
Gross Merchandise Volume	7,343	10,064	12,827	2,239	3,068	3,910
Net Sales	4,920	6,287	7,773	1,500	1,917	2,370
Operating EBITDA(1)	(369)	121	372	(112)	37	113
Depreciation and Amortization	(67)	(56)	(61)	(20)	(17)	(19)
Capex(2)	(90)	(112)	(135)	(27)	(34)	(41)
Free Cash Flow(3)	(1,510)	(118)	57	(460)	(36)	17

Note: Cnova Holding costs and Cdiscount remaining international operations are not presented here.

(1)	Defined as net earnings before interest expense, income taxes, depreciation, amortization and certain non-recurring income and expenses. For purposes of the balancing payment adjustment described in the Reorganization Agreement, Cnova also projected Cnova Brazil’s monthly EBITDA for 2H 2016: July-16 (R$61); Aug-16 (R$34); Sept-16 (R$19); Oct-16 (R$4); Nov-16 (R$15); and Dec-16 R$5.
(2)	Defined as capital expenditures (purchase of property and equipment and intangible assets).
(3)	Defined as net cash from/(used in) operating activities as presented in our cash flow statement less capital expenditures (purchase of property and equipment and intangible assets) and less factoring costs. For purposes of the balancing payment adjustment described in the Reorganization Agreement, Cnova also projected Cnova Brazil’s monthly free cash flows, defined as EBITDA minus restructuring charges, taxes paid, net financial expense and capex, for 2H 2016 (in millions): July-16 (R$123); Aug-16 (R$99); Sept-16 (R$68); Oct-16 (R$53); Nov-16 (R$44); and Dec-16 (R$56).

(4)	Equivalent in US$ calculated based on exchange rate of 1.1035 dollars per euro as of 5:00pm Eastern Standard Time on July 15, 2016, the closest trading day to July 16, 2016, the date of the Cnova business plan.
(5)	Equivalent in US$ calculated based on exchange rate of 3.2802 Brazilian real per dollar as of 5:00pm Eastern Standard Time on July 15, 2016, the closest trading day to July 16, 2016, the date of the Cnova business plan.

Summary of Cnova Estimated Synergies

The Cnova estimated synergies, which were determined with the assistance of a third-party strategic advisor, reflect an estimate of all synergies between Via Varejo and Cnova Brazil that are achievable within three years following consummation of the Reorganization. The Cnova estimated synergies reflect both potential cost decreases resulting from integration and consolidation of operations and sales increases resulting from the implementation of a full omnichannel strategy.

Estimated cost synergies consist primarily of:

•	estimated logistic integration synergies;
•	estimated decreased costs relating to ordinary course claims by Cnova customers in Brazil, primarily related to defaults in delivery and product warranty claims; and
•	estimated headquarter rationalization synergies.

Estimated cost synergies also include estimated de-synergies in connection with the Reorganization stemming from, among other things, the separation of Brazilian and French eCommerce operations.

Estimated sales synergies primarily consist of estimates of the effects of:

•	the growth of Cnova Brazil sales in Via Varejo’s stores (with the introduction of kiosks) and growth of in-store delivery for internet purchases;
•	inventory pooling between Cnova Brazil and Via Varejo for stock-keeping units (or SKUs) already stored in the same warehouses, reducing the amount of products that are out of stock; and
•	unification of online and offline advertising strategies.
	2016E	2017E	2018E	2016E	2017E	2018E
	(in R$ millions; all amounts are approximations)			(US$ equivalent in millions)(4)
Estimated Cost Synergies(1)	46	113	142	14	33	42
Estimated Sales Synergies(2)	14	38	62	4	11	18
Estimated Total Synergies(3)	60	151	204	18	45	60
Synergies Ramp	29%	74%	100%	29%	74%	100%
(1)	Represents estimated cost decreases resulting from integration and consolidation of operations, primarily consisting of (i) estimated logistic integration synergies, (ii) estimated decreased customer claims costs; and (iii) estimated headquarter rationalization synergies. Estimated cost synergies amounts also include estimated de-synergies in connection with the Reorganization stemming from, among other things, the separation of Brazilian and French eCommerce operations.
(2)	Represents estimated sales increases resulting from, among other things, omnichannel strategy implementation.
(3)	Represent cumulative estimated synergies per year.
(4)	Equivalent in US$ calculated based on exchange rate of 3.3777 Brazilian real per dollar as of 5:00pm Eastern Standard Time on June 22, 2016, the date on which Cnova management prepared the Cnova estimated synergies.

Financial Advisor Materials Related to the Offers

Opinion of Eight Advisory as to Fairness of the Offers

The following describes the material information included in reports, opinions, appraisals or other similar documents, which we collectively refer to as “financial advisor materials,” that are materially related to the Offers and that were provided by Eight Advisory to the Cnova transaction committee, which are included as Appendix B to this offer to purchase and incorporated herein by reference. Such descriptions do not purport to be complete. Cnova shareholders are encouraged to read carefully the relevant financial advisor materials in their entirety before making any decisions because they contain information that is not included in this supplemental information statement.

Eight Advisory has delivered to the Cnova transaction committee a valuation report including its opinion that, as of December 1, 2016 and based upon, and subject to, the factors and assumptions set forth therein, the consideration to be received by the unaffiliated shareholders of Cnova pursuant to the Offers was fair, from a financial point of view, to the unaffiliated Cnova shareholders.

A copy of Eight Advisory’s valuation report, dated December 1, 2016, which is referred to as the “Offers valuation report”, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of review undertaken in connection with the opinion, is included as Appendix B to this offer to purchase, and is incorporated herein by reference. Eight Advisory provided its opinion for the information and assistance of the Cnova transaction committee in connection with its consideration of the Offers. The Eight Advisory opinion did not constitute a recommendation as to whether the Cnova transaction committee, representing the full Cnova board of directors, should authorize, approve or recommend the Offers, whether the unaffiliated shareholders of Cnova should tender their Cnova shares in the Offers, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Eight Advisory reviewed or relied upon, among other things:

•	Annual Reports on Form 20-F of Cnova for the fiscal years ended December 31, 2014 and December 31, 2015;
•	half-year financial statements for Cnova and its subsidiaries for the six months ended June 30, 2016;
•	interim financial statements for Cnova and its subsidiaries for the nine months ended September 30, 2016, including pro forma financial information taking into account the completion of the Reorganization;
•	certain historical financial information for Cnova and its subsidiaries and the industries in which they operate;
•	the J.P. Morgan valuation report;
•	drafts of certain informational documents to be delivered to the shareholders of Cnova in connection with the Offers (which are referred to as the “tender offer documents”); and
•	the Cnova business plan and Cnova estimated potential cost saving, each as provided by Cnova management and which comprise the projections, as discussed in the section entitled “Special Factors—Certain Cnova Unaudited Financial Projections.”

Eight Advisory also held discussions with members of the senior management of Cnova regarding their assessment of the past and current business operations, financial condition and future prospects of Cnova and its subsidiaries; reviewed the reported price and trading activity for Cnova ordinary shares; compared certain financial and stock market information for Cnova with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the ecommerce industry and in other industries; and performed such other studies and analyses (including review of certain publicly available market studies and broker reports), and considered such other factors, as Eight Advisory deemed appropriate.

Eight Advisory previously provided a valuation report dated as of August 8, 2016, which is referred to as the “Reorganization valuation report,” to the Cnova transaction committee in connection with its consideration of the Reorganization. As part of its preparation of the Offers valuation report, Eight Advisory considered the Reorganization valuation report as well as certain of the information and documents reviewed by Eight Advisory in connection with its preparation of the Reorganization valuation report.

At the request of Cnova, Eight Advisory also acted as an independent expert assigned to assess the fairness of the financial terms of the Offers to the shareholders of Cnova in accordance with the rules of the AMF for the French Offer. The related official French version of Eight Advisory’s report dated December 1, 2016, as supplemented by an addendum dated December 14, 2016, was filed with the AMF and will be available to non-U.S. holders of Cnova ordinary shares. Eight Advisory also prepared an unofficial English translation of its report, which has been filed with the SEC as Exhibit (c)(14) to the Transaction Statement, for the benefit of English-speaking readers. The valuation methodologies and conclusions as to the fairness, from a financial perspective, of the French Offer included in Eight Advisory’s report are consistent in all material respects with the valuation methodologies and conclusions contained in the Offers valuation report provided to the Cnova transaction committee. The differences mainly relate to the fact that the U.S. Offer documentation is presented in U.S. dollars (and not in euros) and presents a share price analysis based Cnova’s NASDAQ listing (and not Euronext).

For purposes of rendering the opinion in connection with the Offers described above, Eight Advisory, with the consent of Cnova, relied upon and assumed, without performing any independent verification, and therefore without taking any responsibility for, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Eight Advisory and it does not assume any responsibility for any such information. In that regard, Eight Advisory assumed with the consent of Cnova that the financial projections were reasonably prepared on a basis reflecting the best then-currently available estimates and judgments of the management of Cnova. Eight Advisory did not conduct an audit or review of Cnova’s financial statements or make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Cnova or any of its subsidiaries. Eight Advisory assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offers will be obtained without any adverse effect on the expected benefits of the Offers in any way meaningful to its analysis. Eight Advisory also assumed that the Offers will be consummated on the terms set forth in the draft tender offer documents, without the waiver or modification of any term or condition the effect of which would be material to its analysis.

Eight Advisory’s opinion does not address the underlying business decision of the Cnova transaction committee to authorize, approve and recommend the Offers or the relative merits of the Offers as compared to any strategic alternatives that may be available to Cnova, nor does it address any legal, regulatory, tax or accounting matters. Eight Advisory’s opinion addresses only the fairness, from a financial point of view, to the unaffiliated Cnova shareholders, as of the date of its opinion and based upon, and subject to, the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of review undertaken by Eight Advisory, of consideration to be received by the unaffiliated Cnova shareholders pursuant to the Offers. Eight Advisory did not express any view on, and its opinion does not address, any other term or aspect of the Offers or any term or aspect of any other agreement or instrument relating to the Offers or entered into or amended in connection with the Offers, including the fairness of the Offers to, or any consideration received in connection therewith by, any affiliated shareholders, creditors or other constituencies of Cnova, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Cnova or its subsidiaries. Eight Advisory did not express any opinion as to the impact of the Offers on the solvency or viability of Cnova or its subsidiaries, or the ability of Cnova or its subsidiaries to pay their respective obligations when they come due. Eight Advisory’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Eight Advisory as of, the date of its opinion, and Eight Advisory assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Eight Advisory’s opinion was provided for the information and assistance of the Cnova transaction committee in connection with its consideration of the Offers and such opinion does not constitute a recommendation as to whether the Cnova transaction committee, representing the full Cnova board of directors, should authorize, approve or recommend the Offers, whether the unaffiliated shareholders of Cnova should tender their Cnova shares in the Offers, or any other matter.

The following is a summary of the material financial analyses contained in the Offer valuation report delivered by Eight Advisory to the Cnova transaction committee in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Eight Advisory, nor does the order of analyses described represent relative importance or weight given to those analyses by Eight Advisory. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Eight Advisory’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 28, 2016, and is not necessarily indicative of current market conditions.

Valuation Approaches

Eight Advisory used a “sum-of-the-parts” valuation approach to value Cnova and its principal subsidiary, Cdiscount. Using this approach, the equity value of Cnova was calculated by adding the equity value of Cdiscount, the net present value of Cnova holding costs as a result of Cnova’s ownership of Cdiscount (without taking into account any potential cost savings expected to result from the Offers) and certain impacts on Cnova arising from the consummation of the Reorganization.

These impacts consisted primarily of (i) US$162 million paid by Cnova Brazil to Cnova in repayment of the Cnova Brazil Shareholder Loan, which is referred to as the “shareholder loan repayment amount,”, (ii) a US$5 million cash compensation payment made by Via Varejo to Cnova pursuant to the Reorganization Agreement, which is referred to as the “cash compensation payment,” plus an estimated US$7 million post-closing adjustment to the cash compensation payment net of taxes, and (iii) the cancellation pursuant to the Reorganization Agreement of approximately 96.8 million Cnova Preferred Distribution Shares formerly indirectly held by Via Varejo.

For the purpose of its analyses Eight Advisory assumed that Cnova’s share capital comprises 441,297,846 shares, including 96,790,798 formerly held by Via Varejo, and now held as treasury shares following the completion of the transfer of Cnova Brazil in connection with the Reorganization. These shares are expected to be cancelled in early 2017. In accordance with common practice with regard to treasury shares, Eight Advisory analyses are based on a number of shares after cancellation of these treasury shares, or 345,797,205 shares.

Eight Advisory noted that, in November 2014, Cnova established a “Deferred Stock Units” (DSU) plan that could potentially lead to the creation of 1,319,999 new shares. A total of 29,842 DSUs granted to Nova’s current employees will be replaced by new stock options issued by Via Varejo. As a result, following the transfer of Cnova Brazil to Via Varejo, the DSUs that remain outstanding potentially require the issuance of 1,290,157 new Cnova ordinary shares.

Eight Advisory accordingly used the total figure of 345,797,205 shares for the purposes of its analyses.

Eight Advisory applied a multi-criteria valuation approach in connection with its opinion provided to the Cnova transaction committee, based on the following generally accepted valuation methods:

Primary Valuation Methods

•	The reference to the value derived from the transfer of Cnova Brazil pursuant to the Reorganization which implied a US$5.00 per share value for Cnova, as agreed by the parties to the Reorganization Agreement for purposes of the Reorganization.
•	The discounted cash flow method, which indicates the enterprise value of a business based on the present value of the cash flows that the business can be expected to generate in the future. Cash flows are discounted at a discount rate which reflects the time value of money and the risks associated with the cash flows. This approach relies on financial forecasts provided by Cnova management.

Secondary Valuation Methods

•	The trading multiples approach, which indicates the value of a business based on a comparison of comparable firms in similar lines of business that are publicly traded.
•	An analysis of Cnova’s historical share prices and liquidity.
•	A review of analysts’ target prices for Cnova’s ordinary shares.

Cnova Equity Value Ranges in US$ Per Share (Excluding Potential Cost Savings)

Eight Advisory did not use the Net Asset Value, the Adjusted Net Asset Value, discounted dividends or transactions multiple valuation methods in its analysis. The Net Asset Value and the Adjusted Net Asset Value methods were not considered appropriate because Cnova is a services company with primarily intangible assets, such as trademarks, domain names, logistical know-how and customer data bases, that are only partially reflected on its balance sheet and which are not liquid. The discounted dividend valuation method was not considered relevant because Cnova has not paid dividends in recent years and does not anticipate paying dividends in the foreseeable future. Eight Advisory did not use the transactions multiple valuation method because it has not identified any recent transactions relating to minority shareholders involving companies that are comparable to Cnova/Cdiscount in terms of business, size or margin structure where there is public information available to calculate an implicit multiple. The transactions multiples also include, as a general matter, a change of control premium reflecting the share of the specific synergies paid for by the purchaser. In general terms, it is therefore difficult to use this method to draw out Cnova’s intrinsic value.

Implied Value in Connection with Reorganization

Pursuant to the Reorganization Agreement, Cnova Brazil was reorganized within Via Varejo pursuant to a series of transactions which were consummated on October 31, 2016. As a result of these transactions, Via Varejo became the owner of substantially all of the assets and liabilities of Cnova Brazil and ceased to hold any Cnova ordinary shares. The valuations set forth in the Reorganization Agreement implied a value of US$5.00 per share for the Cnova ordinary shares formerly held indirectly by Via Varejo.

Eight Advisory accordingly noted that the consideration payable to the unaffiliated Cnova shareholders in the Offers represents a 10% premium over this implied per share value of the Cnova ordinary shares in the Reorganization.

Discounted Cash Flow Analysis

The discounted cash flow, or “DCF,” analysis was used as a primary approach. A DCF analysis is a method used to estimate the enterprise value, or “EV,” of an activity or business. It relies upon the principle that the value of a business is dependent upon the future economic benefits it can generate. It is therefore based on estimates of unlevered free cash flows that will be generated by the business over a certain discrete projection period. These future cash flows are further discounted to their “present value” which refers to their value as of the valuation date. The discount rate to be retained as part of this analysis, referred to as the weighted average cost of capital or “WACC,” accounts for the time value of money, the risks associated to the cash flows, the opportunity cost of capital as well as other appropriate factors, such as macro-economic conditions.

A terminal value is also calculated. This terminal value refers to the capitalized value of all cash flows following the final year of the forecasts period. The terminal value is then added to the sum of the discounted cash flows to obtain the EV of the business. For purpose of its analyses, Eight Advisory used the H-model terminal value approach, which assumes that a company’s growth rate will decline gradually following the applicable forecast period.

Eight Advisory calculated the unlevered free cash flows that Cdiscount is expected to generate during fiscal years 2016 to 2023. These calculations for the fiscal years 2016 through 2018 were based on the Cnova business plan. Fiscal year 2016 figures were adjusted of the last estimates given by Cnova for the fourth quarter. Eight Advisory prepared an extrapolation of these financial projections for subsequent years based on discussions with Cnova management. Eight Advisory also calculated a range of terminal cash flow values at the end of the projection period by applying a 2.25% long-term growth rate over the projection period. The long-term growth rate was selected on a combination of macroeconomics factors, such as the French long-term inflation forecasts and general industry trends in the e-commerce sector, and the professional judgment of Eight Advisory. The unlevered free cash flows and the range of terminal cash flow values were then discounted to present values using a discount rate of 7.75%, which was determined by Eight Advisory based on an analysis of the WACC for Cdiscount. The present value of the unlevered free cash flows and the range of terminal cash flow values were then adjusted by subtracting total debt outstanding as of September 30, 2016, adding total cash and cash equivalents, and after taking into account the working capital seasonality adjustment and the value of net tax operating losses. Other cash adjustments were taken into account, such as the proceeds from certain equity interests sale in October 2016 (E-Trend) and provisions for contingencies and retirement benefits. The standalone net debt and the enterprise value of Cdiscount were estimated in euros and converted in the U.S. dollars at a 1.06 euro per U.S. dollar exchange rate, representing the spot exchange rate as of November 23, 2016.

Based on these assumptions, the discounted cash flow analysis indicated a range of per share values between US$3.91 and US$5.23, with a central value of US$4.48 per share, leading to premium of the Offers price between 41% and 5% (premium on the central value at 23%).

(1)	Cdiscount equity value based on the central value determined using the discounted cash flow valuation method and the standalone Cnova net debt as of September 30, 2016. The standalone net debt and the enterprise value of Cdiscount were estimated in euros and converted into U.S. dollars at a 1.06 euro per U.S. dollar exchange rate, representing the spot exchange rate as of November 23, 2016.
(2)	Net present value of holding costs without any potential cost savings expected to result from the Offers.
(3)	Based on 344,507,048 Cnova ordinary shares outstanding following completion of the Reorganization and cancellation of 96,790,798 treasury shares, plus 1,290,157 additional Cnova ordinary shares relating to outstanding Cnova Deferred Stock Units.

Public Trading Multiple Analysis

Public trading multiples were used as a secondary approach for consistency purposes. This method indicates the value of a company based on a comparison with public firms which Eight Advisory judged to have comparable operations. Cdiscount’s publicly traded companies sample was composed of:

•	Amazon.com, Inc.
•	AO.com (AO Retail Limited)
•	Ocado Group plc
•	Qliro Group AB

These companies were selected, among other reasons, because they represent the main publicly traded peers in the e-commerce industry with operations and businesses that, for purpose of Eight Advisory’s analysis, may be considered similar to that of Cdiscount. However, none of the selected companies reviewed is directly comparable to Cdiscount given their specific risk and earnings profiles, limiting the accuracy of this valuation method. Accordingly, the analysis of the results of the following calculations cannot be limited to their quantitative aspects. Complex consideration and judgments on the differences in the financial, operating and other characteristics between the selected companies and Cdiscount, which can affect the public trading multiples of the selected companies and the value of Cnova.

In all instances, multiples were based on one month average closing prices as of October 28, 2016. For each of the following analyses performed by Eight Advisory, estimated financial data for the selected companies were based on relevant stock exchanges filings as well as brokers’ reports available on the Thomson Research database. Eight Advisory also used data from Bloomberg to perform trading multiples analyses.

Eight Advisory used Enterprise Value to sales multiples, which were adjusted to take into consideration the expected differences in profitability and cash flow generation between Cnova and the companies in the sample. Eight Advisory implemented several analyses due to the limited size of the sample.

•	EV/Sales multiples for 2015 to 2018, taking into account regression to the EBITDA margin;
•	EV/Sales multiples for 2015 to 2018, taking into account regression to the adjusted EBITDA margin i.e. including factoring costs;
•	EV/Sales multiples for 2015 to 2018, taking into account regression to the adjusted EBITDA margin (-) capex (i.e. including factoring costs and investments);
•	EV/Sales multiples for 2015 to 2018 for AO World, since AO World is the most closely comparable business to Cdiscount in terms of product offerings and geographical location.

Based on the above analyses, the trading multiples method produced a range of values for Cnova’s ordinary shares between US$3.20 and US$4.82 per share, leading to a premium of the Offers price between 14% and 72%. Eight Advisory underlined that four multiples were excluded from its analysis:

•	Enterprise Values derived from the application of EV/Sales multiples for 2015 and 2016 taking into account regression to the adjusted EBITDA margin, due to (i) the non-normative nature of the Company’s margins in those years, and (ii) the adjusted EBITDA aggregate being unable to capture the differential between the level of investments of Cnova and those of the comparable companies, which is particularly significant in those years (the values derived from the sole EBITDA margin are less impacted as the effects of the factoring costs and capex differentials offset each other);
•	Enterprise Values derived from the application of AO World’s EV/Sales multiples for 2015 and 2016, due to the significant difference between its growth and that of the Company in 2016 and 2017. As a result, Eight Advisory did not consider that the values obtained using this approach for 2015 and 2016 to be relevant.

Historical Share Price Analyses

Eight Advisory also noted the historical share price of Cnova on the NASDAQ, which was not selected as a valuation methodology but as a valuation reference.

After the creation of Cnova in July 2014 through the combination of the activities of Cdiscount and Cnova Brazil, Cnova completed an initial public offering of its shares on NASDAQ in November 2014 at an offering price of US$7.00 per share. Since Cnova’s initial public offering, Cnova’s share price has decreased significantly due to, among other factors, the recession in Brazil (4% GDP decrease in 2015), which impacted Cnova Brazil as well as the share prices of other Brazilian e-commerce and brick-and -mortar peers. Significant business challenges affected Cnova Brazil during 2015 and 2016, including poor operating performance and an internal investigation, leading to a €123 million net loss over the second quarter of 2016.

Cnova’s one-month volume weighted average share price (based on intra-day volume weighted average) was US$2.40 as of March 31, 2016 and US$3.21 as May 11, 2016. The first brokers’ analysis discussing a possible reorganization transaction involving Cnova was disclosed in April 2016 and the Reorganization was publicly announced by the parties on May 12, 2016. The one-month volume weighted average share price for Cnova’s shares (based on intra-day volume weighted average) was US$5.38 as of October 28, 2016, the last trading date considered by Eight Advisory as part of its analyses.

Eight Advisory noted that the consideration to be received by the unaffiliated Cnova shareholders in the Offers represents a premium of 129% (March 31), 71% (May 11) and 2% (October 28) to the foregoing historical one-month volume weighted average of volume weighted average share prices.

Analysts’ Target Price Analyses

In addition, Eight Advisory reviewed securities analyst target prices for Cnova’s shares both prior to and after rumors on a possible reorganization transaction. The analyst targets before March 31, 2016 ranged from US$1.60 to US$4.00. Accordingly, Eight Advisory noted that the consideration to be received by the unaffiliated Cnova shareholders in the Offers represents a premium ranges between 38% and 244% to the consensus target price during this period. Following Cnova’s announcement of the signing of the Reorganization Agreement, most analysts have aligned their target prices to the US$5.00 consideration to be received pursuant to the Offers.

Comparison to J.P. Morgan Valuation Report

The Offers valuation report noted that the Cnova per share equity value in the J.P. Morgan valuation report, calculated based on a DCF analysis, ranged from US$4.24 to US$5.83, with a central value of US$4.98 (converted from euros to U.S. dollars based on an exchange ratio of US$1.06 per euro), as compared with a range of US$3.91 to US$5.23, with a central value of US$4.48, as calculated by Eight Advisory.

Considerations Relating to Eight Advisory’s Opinion

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Eight Advisory’s opinion. In arriving at its fairness determination, Eight Advisory considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Eight Advisory made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Cnova or the Offers.

The analyses prepared by Eight Advisory do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Cnova, Eight Advisory or any other person assumes responsibility if future results are materially different from those reflected in such forecasts.

The consideration payable pursuant to the Offers was determined through negotiations between Cnova and Casino and was approved by the Cnova transaction committee, acting with the authority of the full Cnova board of directors. Eight Advisory provided its report and opinion regarding valuation to the Cnova transaction committee during these negotiations. Eight Advisory did not, however, recommend any specific amount of consideration to Cnova or the Cnova transaction committee or that any specific amount of consideration constituted the only appropriate consideration for the Offers.

As described above, Eight Advisory’s opinion to the Cnova transaction committee was one of the factors taken into consideration by the Cnova transaction committee in making its determination to approve and recommend the Offers. The foregoing summary does not purport to be a complete description of the analyses performed by Eight Advisory in connection with the fairness opinion. The full text of the Offers valuation report of Eight Advisory is included as Appendix B to this offer to purchase and is incorporated herein by reference.

General

The reorganization of Cnova Brazil resulted in two transactions considered together, directly related, that were announced on May 12, 2016:

•	the transfer of Cnova Brazil to a subsidiary of Via Varejo; and
•	the subsequent launch of the Offers by Casino in respect of Cnova’s ordinary shares.

Eight Advisory was appointed by Cnova on the same date to act as independent expert assigned to assess the fairness of (i) the exchange ratio proposed for the merger of Cnova Brazil and Via Varejo pursuant to the Reorganization Agreement and (ii) the terms and conditions of the subsequent Offers by Casino to Cnova’s shareholders.

Eight Advisory previously provided a fairness opinion to the Cnova transaction in connection with the transactions contemplated by the Reorganization Agreement and has provided a separate fairness opinion to the Cnova transaction committee with respect to the Offers. Except for the foregoing, Eight Advisory does not have any legal or financial relationship with any of parties involved in the transactions contemplated by the Reorganization Agreement or the Offers.

The Cnova transaction committee selected Eight Advisory because it is an internationally recognized valuation firm that has substantial experience in transactions similar to transactions contemplated by the

Reorganization Agreement and the Offers. Pursuant to its appointment by the Cnova transaction committee dated as of March 3, 2016, Eight Advisory was engaged as an independent financial expert in connection with the transactions contemplated by the Reorganization Agreement and the Offers. The engagement letter provides for a fee payable by Cnova to Eight Advisory of €450,000 (or approximately US$469,125 based on an exchange rate of 0.959233 euros per U.S. dollar, the closing exchange rate for the New York market on December 21, 2016, as published in the Wall Street Journal, which we refer to as the “applicable euro exchange rate”), payable upon delivery by Eight Advisory of its written opinion with respect to the Reorganization. Eight Advisory received additional fees paid by Cnova of €250,000 (or approximately US$260,625 based on the applicable euro exchange rate) and €175,000 (or approximately US$182,436 based on the applicable euro exchange rate), respectively, for additional valuation work performed in April, May, July and August 2016. The engagement letter provides for a fee payable by Cnova to Eight Advisory of €475,000 (or approximately US$495,186 based on the applicable euro exchange rate), payable upon delivery by Eight Advisory of its written opinion with respect to the Fairness opinion related to the Offers. The fees paid by Cnova to Eight Advisory were not dependent upon the conclusion as to fairness reached in Eight Advisory’s opinions or upon the consummation of the transactions contemplated by the Reorganization Agreement or the Offers. In addition, Cnova has agreed to reimburse Eight Advisory for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Eight Advisory and related persons against various liabilities, including certain liabilities under the federal securities laws.

J.P. Morgan Valuation Report in Connection with the French Offer

Under French law and the AMF General Regulation, the French Offer document must include a description of the financial terms of the French Offer using a multi-criteria financial analysis. A multi-criteria analysis, based on standard valuation methods taking into account Cnova’s industry characteristics as well as the features of the French Offer has been conducted by J.P. Morgan, which has been appointed by Casino as “établissement présentateur or “presenting bank” solely for the French Offer. The J.P. Morgan valuation report was prepared solely to comply with French regulations in connection with the preparation of the French Offer document. Because a summary of the J.P. Morgan valuation report has been made available in the French Offer document, an English translation of the original French disclosure regarding the J.P. Morgan valuation report is also included for informational purposes as Appendix C to this offer to purchase. The J.P. Morgan valuation report was not relied on in any way by Casino in connection with establishing the consideration offered pursuant to the Offers. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any class of securities, creditors or other constituencies of Casino or Cnova or as to the underlying decision by Casino or Cnova to engage in the Offers. The J.P. Morgan valuation report does not constitute a recommendation to any Cnova shareholder as to how such shareholder should act with respect to the U.S. Offer or any other matter. The summary of the J.P. Morgan valuation report included as Appendix C to this offer to purchase is a summary of the financial analysis performed by J.P. Morgan and does not purport to be a complete description of the financial analysis.

Additional Financial Advisor Materials Related to the Transactions

The financial advisor materials described in this section entitled “Special Factors—Additional Financial Advisor Materials Related to the Transactions” relate solely to financial advisor materials that were prepared in connection with evaluation of the Reorganization, which was completed on October 31, 2016. The financial advisor materials described in this section were not prepared for purposes of evaluating the consideration to be paid by Casino in the Offers nor for purposes of evaluating any other aspects of the Offers. The financial advisor materials in this section are being included in this offer to purchase and provided to Cnova shareholders for informational purposes and to provide additional context with respect to why the Offers are being made.

Cnova Financial Advisor Materials

Opinion of Eight Advisory as to Fairness of the Reorganization

The following describes the financial advisor materials prepared by Eight Advisory that are materially related to the Transactions and that were provided to the Cnova transaction committee, which are included as Exhibits (c)(1), (c)(6) and (c)(7) to the Transaction Statement and incorporated herein by reference. Such descriptions do not purport to be complete. Cnova shareholders are encouraged to read carefully the relevant financial advisor materials in their entirety before making any decisions because they contain information that is not included in this offer to purchase.

Eight Advisory has delivered to the Cnova transaction committee a valuation report including its opinion that, as of August 8, 2016 and based upon, and subject to, the factors and assumptions set forth therein, the consideration to be received by Cnova pursuant to the Reorganization Agreement was fair, from a financial point of view, to Cnova and to the unaffiliated Cnova shareholders.

A copy of Eight Advisory’s valuation report, dated August 8, 2016 (which we refer to as the “August 8 final valuation report”), which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of review undertaken in connection with the opinion, has been filed with the SEC as Exhibit (c)(1) to the Transaction Statement, and is incorporated herein by reference. Eight Advisory provided its opinion for the information and assistance of the Cnova transaction committee in connection with its consideration of the transactions contemplated by the Reorganization Agreement. The Eight Advisory opinion did not constitute a recommendation as to whether the Cnova transaction committee, representing the full Cnova board of directors, should authorize or approve the transactions contemplated by the Reorganization Agreement or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Eight Advisory reviewed or relied upon, among other things:

•	the Reorganization Agreement; Annual Reports on Form 20-F of Cnova for the fiscal years ended December 31, 2014 and December 31, 2015;
•	half-year financial statements for Cnova and its subsidiaries for the six months ended June 30, 2016;
•	certain historical financial information for Cnova and its subsidiaries and the industries in which they operate;
•	the BNP valuation report; and
•	the Cnova business plan and Cnova estimated synergies, each as provided by Cnova management and which comprise the projections, as discussed in the section entitled “Special Factors—Certain Cnova Unaudited Financial Projections.”

Eight Advisory also held discussions with members of the senior management of Cnova regarding their assessment of the past and current business operations, financial condition and future prospects of Cnova and its subsidiaries; reviewed the reported price and trading activity for Cnova ordinary shares; compared certain financial and stock market information for Cnova with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the eCommerce industry and in other industries; and performed such other studies and analyses (including review of certain publicly available market studies and broker reports), and considered such other factors, as Eight Advisory deemed appropriate.

For purposes of rendering the opinion described above, Eight Advisory, with the consent of Cnova, relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Eight Advisory and it does not assume any responsibility for any such information. In that regard, Eight Advisory assumed with the consent of Cnova that the financial projections were reasonably prepared on a basis reflecting the best then-currently available estimates and judgments of the management of Cnova. Eight Advisory did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Cnova or any of its subsidiaries. Eight Advisory assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Reorganization Agreement will be obtained without any adverse effect on the expected benefits of the transaction in any way meaningful to its analysis. Eight Advisory also assumed that the Reorganization will be consummated on the terms set forth in the Reorganization Agreement, without the waiver or modification of any term or condition the effect of which would be material to its analysis.

Eight Advisory’s opinion does not address the underlying business decision of Cnova to engage in the transactions contemplated by the Reorganization Agreement or the relative merits of the Reorganization as compared to any strategic alternatives that may be available to Cnova, nor does it address any legal, regulatory, tax or accounting matters. Eight Advisory’s opinion addresses only the fairness, from a financial point of view, to

Cnova and to the unaffiliated Cnova shareholders, as of the date of its opinion and based upon, and subject to, the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of review undertaken by Eight Advisory, of consideration to be received by Cnova pursuant to the Reorganization Agreement. Eight Advisory did not express any view on, and its opinion does not address, any other term or aspect of the Reorganization Agreement or any term or aspect of any other agreement or instrument contemplated by the Reorganization Agreement or entered into or amended in connection with the Reorganization, including the fairness of the Reorganization to, or any consideration received in connection therewith by, any affiliated shareholders, creditors or other constituencies of Cnova, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Cnova or its subsidiaries. Eight Advisory did not express any opinion as to the impact of the transactions contemplated by the Reorganization Agreement on the solvency or viability of Cnova or its subsidiaries, or the ability of Cnova or its subsidiaries to pay their respective obligations when they come due. Eight Advisory’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Eight Advisory as of, the date of its opinion, and Eight Advisory assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Eight Advisory’s opinion was provided for the information and assistance of the Cnova transaction committee in connection with its consideration of the Reorganization Agreement and such opinion does not constitute a recommendation as to whether the Cnova transaction committee, representing the full Cnova board of directors, should authorize or approve the transactions contemplated by the Reorganization Agreement or any other matter.

The following is a summary of the material financial analyses contained in the August 8 final valuation report, dated August 8, 2016, delivered by Eight Advisory to the Cnova transaction committee in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Eight Advisory, nor does the order of analyses described represent relative importance or weight given to those analyses by Eight Advisory. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Eight Advisory’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 19, 2016, and is not necessarily indicative of current market conditions.

Valuation Approaches

Because of the heterogeneous profiles of risk and reward of Cnova and its subsidiaries, Cnova Brazil and Cdiscount, which Eight Advisory refers to for purposes of its analyses as the Cnova Group, Eight Advisory used a “sum-of-the-parts” valuation approach. The sum-of-the-parts approach indicates the equity value of a company by adding the company’s assets and deducting its liabilities. The fair market values of assets may be estimated according to the methods presented below.

Eight Advisory applied a multi-criteria valuation approach, based on the generally accepted valuation methods:

•	the income approach (discounted cash flows), retained as a primary approach, which indicates the enterprise value of a business based on the present value of the cash flows that the business can be expected to generate in the future. Such cash flows are discounted at a discount rate which reflects the time value of money and the risks associated with the cash flows. This approach relies on financial forecasts provided by Cnova management;
•	the market approach retained as a secondary approach for consistency purposes, which indicates the value of a business based on a comparison with comparable firms in similar lines of business that are publicly traded or which are part of a public or private transaction. This approach can be estimated through the trading multiples method and the market transaction method;
•	the analysis of historical share prices and liquidity and recent transactions affecting a company’s capital, retained as valuation references.

For each company in the Cnova Group, Eight Advisory applied these methods, as presented below:

Valuation Method	Cdiscount	Cnova Brazil	Holding(1)	Cnova
1. Primary Approach
DCF method (Income Approach)	✔	✔	✔	n.a. (Sum-of-the-Parts based on DCF)

2. Secondary Approach
Trading multiples method (Market Approach)	✔ (for consistency purposes)	✔ (for consistency purposes)	n.a. (central costs)	n.a. (Sum-of-the-Parts based on trading multiples)

3. Valuation References

Cnova ordinary share price (Market Approach)	n.a. (not listed)	n.a. (not listed)	n.a. (not listed)	✖

Analysts target prices (Market Approach)	n.a. (not listed)	n.a. (not listed)	n.a. (not listed)	✖
(1)	“Holding” refers to the holding costs of Cnova as a result of Cnova’s ownership of Cnova Brazil and Cdiscount.

Discounted Cash Flow Analysis

The discounted cash flow, or “DCF,” analysis was used as a primary approach. A DCF analysis is a method used to estimate the enterprise value, or “EV,” of an activity or business. It relies upon the principle that the value of a business is dependent upon the future economic benefits it can generate. It is therefore based on estimates of unlevered free cash flows that will be generated by the business over a certain discrete projection period. These future cash flows are further discounted to their “present value” which refers to their value as of the valuation date. The discount rate to be retained as part of this analysis, referred to as the weighted average cost of capital or “WACC,” accounts for the time value of money, the risks associated to the cash flows, the opportunity cost of capital as well as other appropriate factors, such as macro-economic conditions.

A terminal value is also calculated. This terminal value refers to the capitalized value of all cash flows following the final year of the forecasts period. The terminal value is then added to the sum of the discounted cash flows to obtain the EV of the business.

Eight Advisory calculated the unlevered free cash flows that each subsidiary of Cnova, Cdiscount and Cnova Brazil (including holding costs and international operations), is expected to generate during fiscal years 2016 to 2023. These calculations for the fiscal years 2016 through 2018 were based on the Cnova business plan. Eight Advisory prepared an extrapolation of these financial projections for subsequent years based notably on discussions with Cnova management. Eight Advisory also calculated a range of terminal cash flow values at the end of the projection period by applying for Cdiscount a two-stage growth rate from 6.3% (at the end of the projections) to 2.25% (the perpetual growth rate) over a three-year period, and by applying for Cnova Brazil a two-stage growth rate from 14.1% (at the end of the projections) to 5.5% (the perpetual growth rate) over a three-year period. The perpetual growth rates were selected on a combination of macroeconomics factors, such as general industry trends and expected inflation rates, and the professional judgment of Eight Advisory. The unlevered free cash flows and the range of terminal cash flow values were then discounted to present values using a range of discount rates from 7.25% to 8.25% for Cdiscount and using a range of discount rates from 16.5% to 17.5% for Cnova Brazil, which were determined by Eight Advisory upon an analysis of the WACC of each company. The present value of the unlevered free cash flows and the range of terminal cash flow values were then adjusted by subtracting total debt outstanding as of June 30, 2016, adding total cash and cash equivalents, and after taking into account the working capital seasonality adjustment and the value of net tax operating losses. Based on these assumptions, the discounted cash flow analysis indicated a range of per share values between US$2.92 and US$3.70 for Cdiscount, between US$0.68 and US$0.90 for Cnova Brazil and of US$0.04 for Cnova holding costs and the intercompany debt contribution, implying a range of per shares values for Cnova between US$3.63 and US$4.63.

Public Trading Multiple Analysis

Public trading multiples were used as a secondary approach for consistency purposes. This method indicates the value of a company based on a comparison with public firms which Eight Advisory judged to have comparable operations. Eight Advisory defined two samples of publicly traded companies: one for Cdiscount (the French subsidiary) and another one for Cnova Brazil (the Brazilian subsidiary).

Cdiscount’s publicly traded companies sample was composed of:

•	Amazon.com, Inc.
•	AO.com (AO Retail Limited)
•	Ocado Group plc
•	Qliro Group AB

Cnova Brazil’s publicly traded companies sample was composed of:

•	Amazon.com, Inc.
•	B2W Companhia Digital
•	JD.com, Inc.
•	Vipshop Holdings Ltd.

These companies were selected, among other reasons, because they represent the main publicly traded peers in the eCommerce industry with operations and businesses that, for purpose of Eight Advisory’s analysis, may be considered similar to that of Cdiscount and Cnova Brazil. However, none of the selected companies reviewed is directly comparable to Cdiscount or Cnova Brazil given their specific risk and earnings profiles, limiting the accuracy of this valuation method. Accordingly, the analysis of the results of the following calculations cannot be limited to their quantitative aspects. Complex consideration and judgements on the differences in the financial, operating and other characteristics between the selected companies and Cdiscount or Nova Brazil, which can affect the public trading multiples of the selected companies and the value of Cnova.

In all instances, multiples were based on one month average prices on closing date as of July 19, 2016. For each of the following analyses performed by Eight Advisory, estimated financial data for the selected companies were based on their filings with relevant stock exchanges as well as brokers’ reports available on the Thomson Research database.

In conducting its analyses, Eight Advisory reviewed the selected companies’ multiples based on (i) the ratio of EV to estimated revenue for calendar years 2015, 2016, 2017 and 2018, using (ii) two statistical regressions analysis: one regression between the EV-to-revenues ratio and the level of the normative earnings before interest, taxes, depreciation and amortization, or EBITDA, taking into account normative factoring costs, and another regression between the EV-to-revenues ratio and the level of the adjusted normative EBITDA, taking into account normative factoring costs and capital expenditures.

Eight Advisory also estimated the value of Cdiscount and Cnova Brazil based on the EV/revenues multiples of their respective best peer. AO.com (AO Retail Limited) was considered by Eight Advisory as the best peer of Cdiscount and B2W was considered the best peer of Cnova Brazil.

Based on the above analyses, two ranges of Cdiscount equity values were obtained: the first range relied on the average values resulting from the statistical regressions analysis, and the second range relied on the values resulting from the AO.com (AO Retail Limited) fiscal year 2015 and fiscal year 2018 multiples.

Cdiscount	FY15	FY16	FY17	FY18
EV/Sales multiple (regression to normative EBITDA(1))	0.67x	0.45x	0.42x	0.41x
EV/Sales multiple (regression to adj. normative EBITDA(2))	1.10x	0.80x	0.54x	0.49x
EV/Sales best peer multiple (AO)	1.02x	0.83x	0.67x	0.53x
(1)	Normalized EBITDA is defined as EBITDA minus normalized factoring costs.
(2)	Adjusted normalized EBITDA is defined as EBITDA minus normalized factoring costs minus Capex.

Based on the above analyses, two ranges of Cnova Brazil equity values were obtained: the first range relied on the average values resulting from the statistical regressions analysis, and the second range relied on the values resulting from the application of B2W fiscal year 2016 and fiscal year 2018 multiples.

Cnova Brazil	FY15	FY16	FY17	FY18
EV/Sales multiple (regression to normative EBITDA(1))	n.a.	n.a.	0.15x	0.31x
EV/Sales multiple (regression to adj. normative EBITDA(2))	n.a.	n.a.	0.31x	0.45x
EV/Sales best peer multiple (B2W)	0.44x	0.40x	0.37x	0.34x
(1)	Normalized EBITDA is defined as EBITDA minus normalized factoring costs.
(2)	Adjusted normalized EBITDA is defined as EBITDA minus normalized factoring costs minus Capex.

Based on the above analyses, the equity value per share attributable to Cdiscount ranged between US$1.90 and US$4.01, those attributable to Cnova Brazil ranged between US$0.15 and US$0.88, and those attributable to Cnova holding costs and intercompany debt represented US$0.04. As a whole, Cnova’s per share values ranged between US$2.09 and US$4.89.

Other Analyses

Eight Advisory also noted the historical stock prices of Cnova, which were not selected as a valuation methodology, but as a valuation reference.

After the formation of Cnova in July 2014 through the combination of the activities of Cdiscount and Cnova Brazil, Cnova completed an initial public offering of its shares on NASDAQ in November 2014 at an offering price of US$7.00 per share. Since Cnova’s initial public offering, Cnova’s share price has decreased significantly due to, among other factors, the recession in Brazil (4% GDP decrease in 2015), which impacted Cnova Brazil as well as the share prices of other Brazilian eCommerce and brick-and-mortar peers. Significant business challenges affected Cnova Brazil during 2015 and 2016, including poor operating performance and an internal investigation, leading to a €123 million net loss over the second quarter of 2016. Cnova’s share price was US$2.93 as of April 12, 2016, the date of the first brokers’ analysis on a possible reorganization transaction.

Because of the complementary nature of the activities of Cnova Brazil and Via Varejo, Eight Advisory also estimated the present value of the Cnova estimated synergies.

Analysis of the Fairness of the Reorganization to Cnova and the Unaffiliated Cnova Ordinary Shareholders from a Financial Point of View

Before synergies, Eight Advisory estimated equity value ranges (based on the DCF approach discussed in the section entitled “—Discounted Cash Flow Analysis” above) for:

•	Cdiscount to be between US$1,287 million and US$1,633 million, with a central value of US$1,444 million; and
•	Cnova Brazil to be between US$298 million and US$395 million, with a central value of US$344 million (such central value, the “Cnova Brazil stand-alone central value”).

Additionally, Eight Advisory estimated the equity value of Cnova’s holding costs and intercompany debt at US$15 million. Based on the estimated equity valuation ranges for Cdiscount and Cnova Brazil, and the equity value of estimated Cnova holding costs, Eight Advisory estimated Cnova’s equity value to be between US$1,600 million and US$2,043 million, with a central value of US$1,803 million (such central value, the “Cnova stand-alone central value”).

The valuations set forth in the Reorganization Agreement are based on the principle that (i) the sum of (a) the value of Via Varejo’s 21.9% interest in Cnova plus (b) the balancing payment plus (c) the amount to be paid by Cnova Brazil to Cnova in repayment of the Cnova Brazil Cnova ordinary shareholder Loan (valued at approximately R$511.0 million as of July 31, 2016, which we refer to as the “shareholder loan repayment amount”) is equal to (ii) the sum of (a) 100% of the equity value of Cnova Brazil plus (b) the shareholder loan repayment amount. Based on this principle, the parties to the Reorganization Agreement ultimately agreed for purposes of the Reorganization Agreement that (x) Cdiscount’s equity value is approximately US$1,718 million (including holding costs), (y) Cnova Brazil’s equity value is approximately US$489 million and (z) Cnova’s equity value (calculated as the sum of (x) plus (y)) is US$2,206 million.

Based on the Cnova stand-alone central value of US$1,803 million, the Cnova Brazil stand-alone central value of US$344 million, the shareholder loan repayment amount of US$153 million and the estimated balancing payment of US$5 million as contemplated by the Reorganization Agreement, the economic principles set forth in the Reorganization Agreement imply a premium of US$56 million, representing:

•	a 16% premium over Cnova Brazil’s stand-alone central value as estimated by Eight Advisory; or
•	29% of the potential net synergies for Cnova Brazil (as estimated by Eight Advisory based on adjustments to the Cnova estimated synergies) that could be generated by the Reorganization and attributed to Cnova’s shareholders.

Eight Advisory accordingly concluded that the financial terms of the Reorganization Agreement provide Cnova with an implied premium as compared to the Cnova Brazil stand-alone central value, and represent a significant portion of Cnova Brazil’s potential future synergies.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Eight Advisory’s opinion. In arriving at its fairness determination, Eight Advisory considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Eight Advisory made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Cnova or the transactions contemplated by the Reorganization Agreement.

The analyses prepared by Eight Advisory do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Cnova, Eight Advisory or any other person assumes responsibility if future results are materially different from those forecast.

The transaction consideration was determined through negotiations between Cnova and Via Varejo and was approved by the Cnova transaction committee, acting with the authority of the full Cnova board of directors. Eight Advisory provided its report and opinion regarding valuation to the Cnova transaction committee during these negotiations. Eight Advisory did not, however, recommend any specific amount of consideration to Cnova or the Cnova transaction committee or that any specific amount of consideration constituted the only appropriate consideration for the transactions contemplated in the Reorganization Agreement. Moreover, Eight Advisory did not take part in negotiations relating to the post-closing price adjustment mechanism provided in the Reorganization Agreement, and its analyses do not take into account or give effect to any such adjustment.

As described above, Eight Advisory’s opinion to the Cnova transaction committee was one of the factors taken into consideration by the Cnova transaction committee in making its determination to approve the Reorganization Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Eight Advisory in connection with the fairness opinion. The full text of the August 8 valuation report of Eight Advisory has been filed with the SEC as Exhibit (c)(1) to the Transaction Statement and is incorporated herein by reference.

General

Eight Advisory provided its opinion to the Cnova transaction committee in connection with the transactions contemplated by the Reorganization Agreement and is expected to provide a separate fairness opinion to the Cnova transaction committee with respect to the Offers. Except for the foregoing, Eight Advisory does not have any legal or financial relationship with any of parties involved in the transactions contemplated by the Reorganization Agreement.

The Cnova transaction committee selected Eight Advisory because it is an internationally recognized valuation firm that has substantial experience in transactions similar to the transactions contemplated by the Reorganization Agreement. Pursuant to a letter agreement, dated as of March 14, 2016, the Cnova transaction committee engaged Eight Advisory as its valuation advisor in connection with the transactions contemplated by the Reorganization Agreement. The engagement letter provides for a fee payable by Cnova to Eight Advisory of €450,000 (or approximately US$505,655 based on an exchange rate of 1.1237 euros per dollar, the closing exchange rate for the New York market on Monday, September 12, 2016, as published in the Wall Street Journal, which we refer to as the “September 12, 2016 euro exchange rate”), payable upon delivery by Eight Advisory of its written opinion with respect to the Reorganization. Eight Advisory received additional fees paid by Cnova of €250,000 (or approximately US$280,925 based on the September 12, 2016 euro exchange rate) and €175,000 (or approximately US$196,648 based on the September 12, 2016 euro exchange rate), respectively, for additional valuation work performed in April, May, July and August 2016. The fees paid by Cnova to Eight Advisory were not dependent upon the conclusion as to fairness reached in Eight Advisory’s opinion or upon the consummation of the transactions contemplated by the Reorganization Agreement. In addition, Cnova has agreed to reimburse Eight Advisory for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Eight Advisory and related persons against various liabilities, including certain liabilities under the federal securities laws.

Other Reports by Eight Advisory

In connection with its opinion, Eight Advisory provided interim valuation reports to the Cnova transaction committee as of May 11, 2016 (which we refer to as the “May 11 interim valuation report”) and July 30, 2016 (which we refer to as the “July 30 interim valuation report”), as well as the August 8 final valuation report. The following descriptions are summaries of the material information included in the May 11 interim valuation report and the July 30 interim valuation report, which are included as Exhibits (c)(6) and (c)(7) to the Transaction Statement with the permission of Eight Advisory and are incorporated herein by reference. Cnova shareholders are urged to read the May 11 interim valuation report and the July 30 interim valuation report in their entirety because they contain information that is not included in this offer to purchase.

May 11 Interim Valuation Report

The May 11 interim valuation report was based on, among other things, (i) the transaction terms included in the non-binding memorandum of understanding executed by Cnova and Via Varejo on May 11, 2016, (ii) Cnova’s unaudited 2015 financial statements, and (iii) a version of the Cnova business plan prepared and approved in February 2016. The May 11 interim valuation report used a valuation date of December 31, 2015 and evaluated the financial parameters of the transaction as of May 6, 2016.

The May 11 interim valuation report primarily focused on the types of analyses summarized above for the August 8 final valuation report, using procedures that were generally consistent with those contained in the August 8 final valuation report. The May 11 interim valuation report contained the following preliminary financial analyses:

•	a preliminary discounted cash flow analysis of Cnova, which generally used a similar methodology as described above in the subsection entitled “—Discounted Cash Flow Analysis,” except that (i) valuation date retained was as of December 31, 2015, (ii) February 2016 version of the Cnova business plan was used, (iii) Eight Advisory relied on Cnova’s unaudited 2015 financial statements, (iv) financial valuation parameters were estimated as of May 6, 2016, using a range of discount rates from 7.50% to 8.25% for Cdiscount and using a range of discount rates from 17.25% to 18.25% for Cnova Brazil and (v) Eight Advisory retained a 2.5% perpetual growth rate for Cdiscount and a 5.75% perpetual growth rate for Cnova Brazil. Based on these assumptions, the preliminary discounted cash flow analysis indicated a range of per share values between US$2.91 and US$3.70 for Cdiscount, between US$0.77 and US$0.94 for Cnova Brazil and of US$(0.01) for Cnova holding costs and intercompany debt contribution, implying a range of per share values for Cnova between US$3.67 and US$4.63.

•	a preliminary public trading multiple analysis, which generally used a similar methodology as described above under the subsection entitled “—Public Trading Multiple Analysis,” except that (i) valuation date retained was as of December 31, 2015, (ii) the February 2016 version of the Cnova business plan was used, (iii) Eight Advisory relied on Cnova’s unaudited 2015 financial statements, (iv) publicly traded companies’ multiples were estimated based on one month average prices, estimated financial data and filings available as of May 6, 2016, (v) Ecommerce China DangDang Inc. was part of Cnova Brazil’s publicly traded companies sample, as it was not yet announced that it had entered into a definitive merger agreement for a “going private” transaction, (vi) the second regression analysis was based on the level of EBITDA, less factoring costs and capital expenditures and (vii) the B2W EV-to-revenue multiple-related analysis did not include the free cash flow differential between Cnova Brazil and B2W. Based on these analyses, the preliminary equity value per share attributable to Cdiscount ranged between US$2.24 and US$4.24, those attributable to Cnova Brazil ranged between US$0.40 and US$1.38 and those attributable to Cnova holding costs and intercompany debt represented US$(0.01). As a whole, Cnova’s per share values ranged between US$2.64 and US$5.61.

The May 11 interim valuation report also referenced, for information purposes, among other things, (i) the one-month volume weighted average trading price per share for Cnova common shares as of April 12, 2016, (ii) the target prices for Cnova common shares based upon eight publicly available equity research estimates published as of April 12, 2016, which indicated a share price range for Cnova of US$1.60 – 4.00. Finally, the analysis of the financial terms of the transaction presented in the May 11 interim valuation report was based on the terms included in the non-binding memorandum of understanding executed by Cnova and Via Varejo on May 11, 2016 and on the level of operating synergies identified as of May 11, 2016.

July 30 Interim Valuation Report

The July 30 interim valuation report was based on, among other things, (i) the transaction terms included in the non-binding memorandum of understanding executed by Cnova and Via Varejo on May 11, 2016, (ii) Cnova’s audited 2015 financial statements, (iii) Cnova’s unaudited financial statements for the six months ending June 30, 2016 and (iv) the Cnova business plan (as updated in July 2016). The July 30 interim valuation report used a valuation date of June 30, 2016 and evaluated the financial parameters of the transaction as of July 19, 2016.

The July 30 interim valuation report primarily focused on the types of analyses summarized above for the August 8 final valuation report, using procedures that were generally consistent with those contained in the August 8 final valuation report. The July 30 interim valuation report contained the following preliminary financial analyses:

•	a preliminary discounted cash flow analysis of Cnova, which generally used a similar methodology as described above in the subsection entitled “—Discounted Cash Flow Analysis.” Based on this analysis, the preliminary discounted cash flow analysis indicated a range of per share values between US$2.92 and US$3.70 for Cdiscount, between US$0.68 and US$0.90 for Cnova Brazil and of US$0.04 for Cnova holding costs and intercompany debt contribution, implying a range of per share values for Cnova between US$3.63 and US$4.64.
•	a preliminary public trading multiple analysis, which generally used a similar methodology as described above under the subsection entitled “Opinion of Eight Advisory as to Fairness of the Reorganization—Public Trading Multiple Analysis.” Based on this analysis, the preliminary equity value per share attributable to Cdiscount ranged between US$1.90 and US$4.01, those attributable to Cnova Brazil ranged between US$0.21 and US$0.93 and those attributable to Cnova holding costs and intercompany debt represented US$0.04. As a whole, Cnova’s per share values ranged between US$2.14 and US$4.90.

The non-significant difference observed with the ranges of values presented in the August 8 final valuation report are related to a non-material assumption with regard to Cnova Brazil net working capital forecasts.

The July 30 interim valuation report also referenced, for information purposes, among other things, (i) the one-month volume weighted average trading price per share for Cnova ordinary shares as of April 12, 2016, (ii) the target prices for Cnova ordinary shares based upon eight publicly available equity research estimates published as of April 12, 2016, which indicated a share price range for Cnova of US$1.60 to US$4.00. Finally, the analysis of the financial terms of the transaction presented in the July 30 interim valuation report was based on the terms included in the non-binding memorandum of understanding executed by Cnova and Via Varejo on May 11, 2016 and on the level of operating synergies identified as of July 30, 2016.

August 8 Final Valuation Report

The August 8 final valuation report was based on, among other things, (i) the transaction terms included in the Reorganization Agreement, (ii) Cnova’s audited 2015 financial statements, (iii) Cnova’s unaudited financial statements for the six months ending June 30, 2016 and (iv) the Cnova business plan (as updated in July 2016). The August 8 final valuation report used a valuation date of June 30, 2016 and evaluated the financial parameters of the transaction as of July 19, 2016.

Valuation Report of BNP Paribas

Cnova retained BNP Paribas to act as its financial advisor in connection with a review of potential strategic alternatives, including to potentially segregate all or part of Cnova’s Brazilian business activities located within Cnova Brazil (which BNP Paribas also refers to for purposes of its report described below as “Nova”), from its French business activities (mostly located in its subsidiary, Cdiscount) and potentially to directly or indirectly transfer these assets to Via Varejo S.A. and its group through a series of cross-border operations, or otherwise. As part of this engagement, Cnova requested that BNP Paribas perform a valuation analysis of Cnova and its subsidiaries. BNP Paribas commenced its work as financial advisor to Cnova in February 2016, and the engagement letter confirming BNP Paribas’ assignment was signed by Cnova and BNP Paribas on May 11, 2016. On August 8, 2016, BNP Paribas presented the results of its valuation analysis, which we refer to as the “BNP Paribas valuation report,” to the Cnova transaction committee, certain members of the management of Cnova, certain representatives of Eight Advisory, and certain representatives of Casino. BNP Paribas previously presented prior drafts of the BNP Paribas valuation report, as detailed below.

The full text of the BNP Paribas valuation report, dated August 8, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as Exhibit (c)(2) to the Transaction Statement with the permission of BNP Paribas and is incorporated herein by reference. Cnova shareholders are urged to read the BNP Paribas valuation report carefully because it contains information that is not included in this offer to purchase. The description of the BNP Paribas valuation report set forth in this offer to purchase is a summary of the material information included in the full text of the BNP Paribas valuation report. The BNP Paribas valuation report was provided to Cnova and the Cnova transaction committee for information purposes in connection with the Cnova transaction committee’s consideration and evaluation of the potential transaction and addressed only the valuation of Cnova and its subsidiaries, as of the date of the BNP Paribas valuation report. The BNP Paribas valuation report did not address any other matter, including any term or aspect of the Transactions, or any term or aspect of any other transaction, agreement or instrument contemplated by the Reorganization Agreement to be entered into or amended in connection with the Transactions. The BNP Paribas valuation report does not constitute a recommendation to the Cnova transaction committee or to any other person in connection with the Transactions, including as to how any holder of ordinary shares of Cnova should vote or act in respect of the Transactions. None of the presentations by BNP Paribas, alone or together, including the BNP Paribas valuation report, constitute, or form the basis of an opinion of, or recommendation by, BNP Paribas with respect to the Transactions, the consideration to be received by Cnova in the Reorganization or potentially to be received by Cnova shareholders pursuant to the Offers, or otherwise. The BNP Paribas valuation report, and any other report or presentation provided by BNP Paribas in connection with Cnova, does not constitute, cannot and will in no event be considered or used as, a fairness opinion, and/or an opinion to be rendered by a suitably qualified and independent third party, by virtue of application of any laws or regulation and in particular as provided for in Art. 261-1 and seq. of the Règlement général de l’Autorité des marché financiers. The BNP Paribas valuation report, and other reports and presentations provided by BNP Paribas in connection with Cnova, were prepared by BNP Paribas for Cnova exclusively and for information purposes, and BNP Paribas addressed and provided the

BNP Paribas valuation report, and other reports and presentations provided by BNP Paribas in connection with Cnova, solely to Cnova. BNP Paribas has informed Cnova that the BNP Paribas valuation report, and other reports and presentations provided by BNP Paribas in connection with Cnova, shall not confer any rights or remedies upon or may not be, in whole or in part, used or relied upon by any third party without the prior written consent of BNP Paribas.

In the course of performing its review and analysis for the BNP Paribas valuation report, among other things, BNP Paribas,

•	reviewed certain publicly available business and financial information concerning Cnova that BNP Paribas deemed relevant;
•	reviewed certain nonpublic financial and operating data concerning Cnova and its prospects provided to BNP Paribas primarily by Cnova senior management including the three-year financial forecasts included in the projections, as described in the section entitled “Certain Cnova Unaudited Financial Projections” of this offer to purchase;
•	met with members of Cnova senior management to discuss their strategic and financial rationale for the Reorganization and the past and current operations, financial projections and current financial condition of Cnova and other matters BNP Paribas deemed appropriate to its inquiry;
•	reviewed the reported prices and historical trading activity of Cnova ordinary shares;
•	compared certain financial information concerning Cnova, Cnova Brazil and Cdiscount and stock market information concerning Cnova with similar publicly available information concerning other publicly traded companies that BNP Paribas deemed relevant;
•	compared the financial terms of the Reorganization with the publicly available financial terms of similar precedent transactions involving companies that BNP Paribas deemed relevant;
•	reviewed independent research analysts’ published estimates of the future financial performance of and price targets for Cnova;
•	reviewed a draft of the Reorganization Agreement; and
•	conducted such other studies, analyses, inquiries and investigations and considered such other factors that BNP Paribas deemed appropriate.

In performing its valuation, BNP Paribas relied upon and assumed the accuracy and completeness of and did not independently verify nor assume any responsibility for any or all financial, legal, regulatory, tax, accounting and other information that BNP Paribas obtained from public sources or that was provided to or discussed with BNP Paribas by Cnova. The Cnova business plan contains internal non-public financial forecasts prepared by Cnova management for calendar years 2016 through 2018. BNP Paribas prepared an extrapolation period for calendar years 2019 through 2024, which we refer to as the “extrapolation period,” based on (i) the Cnova business plan; (ii) the consolidated balance sheet disclosed in Cnova’s Annual Report on Form 20-F for the year ended December 31, 2015; (iii) Cnova’s unaudited H1 2016 accounts that were provided to BNP Paribas by Cnova on July 27, 2016; and (iv) certain assumptions that were discussed with Cnova management, including (1) long-term growth of net sales at a rate above the local inflation rate as eCommerce benefits from high penetration rates in the local markets, (2) achieving target EBITDA margins, expressed as a percentage of net sales, as a result of new and more profitable business lines, and (3) capital expenditures at a rate expressed as a percentage of net sales that is higher than the rate of depreciation.

In addition, BNP Paribas prepared the following estimates with respect to the assumptions described above, which estimates were discussed with Cnova management:

	Cnova Brazil – High Case
	Dec-19		Dec-20		Dec-21		Dec-22		Dec-23		Dec-24
	RS$	US$	RS$	US$	RS$	US$	RS$	US$	RS$	US$	RS$	US$
Net Sales (in millions)	9,149	2,873	11,197	3,517	13,560	4,259	15,968	5,015	18,521	5,817	20,671	6,492
Net Sales Growth %	+17.7%		+22.4%		+21.1%		+17.8%		+16.0%		+11.6%
EBITDA % of Net Sales	3.4%		4.4%		4.9%		5.6%		5.8%		5.9%
Capex % of Net Sales	(1.8%)		(1.9%)		(1.9%)		(2.0%)		(1.9%)		(1.9%)
	Cnova Brazil – Down Case
	Dec-19		Dec-20		Dec-21		Dec-22		Dec-23		Dec-24
	RS$	US$	RS$	US$	RS$	US$	RS$	US$	RS$	US$	RS$	US$
Net Sales (in millions)	9,041	2,839	10,805	3,393	12,922	4,058	15,070	4,733	17,362	5,453	19,310	6,065
Net Sales Growth %	+16.3%		+19.5%		+19.6%		+16.6%		+15.2%		+11.2%
EBITDA % of Net Sales	3.4%		4.4%		4.9%		5.6%		5.8%		5.9%
Capex % of Net Sales	(1.8%)		(1.9%)		(1.9%)		(2.0%)		(1.9%)		(1.9%)
	Cdiscount – High Case
	Dec-19		Dec-20		Dec-21		Dec-22		Dec-23		Dec-24
	€	US$	€	US$	€	US$	€	US$	€	US$	€	US$
Net Sales (in millions)	2,492	2,761	2,979	3,300	3,452	3,824	3,873	4,291	4,204	4,657	4,346	4,814
Net Sales Growth %	+16.9%		+19.5%		+15.9%		+12.2%		+8.5%		+3.4%
EBITDA % of Net Sales	4.0%		4.4%		4.9%		5.3%		5.8%		6.6%
Capex % of Net Sales	(2.3%)		(2.4%)		(2.4%)		(2.4%)		(2.5%)		(2.5%)
	Cdiscount – Down Case
	Dec-19		Dec-20		Dec-21		Dec-22		Dec-23		Dec-24
	€	US$	€	US$	€	US$	€	US$	€	US$	€	US$
Net Sales (in millions)	2,461	2,726	2,868	3,177	3,256	3,607	3,595	3,983	3,859	4,275	3,967	4,395
Net Sales Growth %	+15.4%		+16.6%		+13.5%		+10.4%		+7.4%		+2.8%
EBITDA % of Net Sales	4.0%		4.4%		4.9%		5.3%		5.8%		6.6%
Capex % of Net Sales	(2.3%)		(2.4%)		(2.4%)		(2.4%)		(2.5%)		(2.5%)

In performing its valuation BNP Paribas assumed that the Cnova business plan had been reasonably prepared on a basis reflecting the best then-currently available estimates and judgments of Cnova senior management regarding the expected future performance and financial condition of Cnova, Cnova Brazil and Cdiscount. BNP Paribas did not assume any responsibility or liability for the independent verification of, and did not independently verify, the information provided to it by Cnova, including, without limitation, the Cnova business plan.

In performing its valuation, BNP Paribas did not perform or obtain, and did not assume any responsibility for performing or obtaining, any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Cnova. Moreover, BNP Paribas did not evaluate the solvency or fair value of Cnova under any state or federal laws relating to bankruptcy, insolvency or similar matters. To the extent that BNP Paribas referred to the Reorganization in performing its valuation work, BNP Paribas assumed that, (i) Cnova and Via Varejo will comply with all material terms of the Reorganization Agreement, (ii) all conditions to the obligations of each party to the Reorganization Agreement to consummate the Reorganization will be satisfied without any waiver thereof and (iii) the Reorganization will be consummated in a timely manner and in accordance with the terms of the Reorganization Agreement without any limitations, restrictions, conditions, amendments or modifications that would have a material effect on Cnova. BNP Paribas further assumed that all governmental, regulatory and other consents, approvals or releases necessary for consummation of the Reorganization will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Cnova or the consummation of the Reorganization.

BNP Paribas is not a legal, regulatory, tax, accounting or actuarial expert and relied on the assessments made by Cnova and its advisors with respect to such issues. BNP Paribas did not express any view or opinion regarding the tax consequences or accounting consequences to Cnova or its Cnova shareholders of the Transaction. Additionally, BNP Paribas did not express any view or opinion as to the price or range of prices at which the ordinary shares of Cnova may trade subsequent to the announcement of the Reorganization or the Offers.

The BNP Paribas valuation report speaks only as of the date it was delivered. The BNP Paribas valuation report is subject to the assumptions, limitations, qualifications and other conditions set forth therein and is necessarily based on economic, capital markets and other conditions without BNP Paribas’ control, as well as the inherently forward looking projections made available to BNP Paribas. It should be understood that subsequent developments may affect the valuation from BNP Paribas and BNP Paribas assumed no responsibility to update or revise the BNP Paribas valuation report based on circumstances or events occurring after the date on which it was delivered.

Set forth below is a summary of the material financial analyses performed by BNP Paribas in connection with preparing the BNP Paribas valuation report. The following summary does not, however, purport to be a complete description of the analyses performed by BNP Paribas. The order of the analyses described and the results of these analyses do not represent the relative importance or weight given to these analyses by BNP Paribas. Certain of the financial analyses summarized below include information presented in tabular format. In order to fully understand BNP Paribas’ financial analyses, the table must be read together with the text of the related summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BNP Paribas.

U.S. dollar amounts presented in the summary below have been translated from euros solely for illustrative purposes and your convenience, using an exchange rate, solely for purposes of this summary, of 1.1078 U.S. dollars per euro, which reflects the noon buying rate of the Federal Reserve Bank of New York for the euro on August 8, 2016, and of 3.1841 U.S. dollars per Brazilian real, which reflects the noon buying rate of the Federal Reserve Bank of New York for Brazilian reals on August 8, 2016.

Discounted Cash Flow Analysis

BNP Paribas performed a sum-of-the-parts discounted cash flow analysis of Cnova by deriving ranges of implied equity values for each of Cnova Brazil and Cdiscount based on the Cnova business plan and the extrapolation period. A discounted cash flow analysis is a method of valuing an asset using estimates of the future unlevered free cash flows generated by the business. A discounted cash flow analysis accounts for the time value of money with respect to those future cash flows to derive a “present value” using a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from a business for periods beyond the forecast period.

(i)   Stand-Alone Discounted Cash Flow Analysis of Cnova Brazil

BNP Paribas performed a discounted cash flow analysis to calculate a range of implied equity values for Cnova Brazil on a stand-alone basis using the Cnova business plan and the extrapolation period, which BNP Paribas refers to as “high case,” and the Cnova business plan and an adjusted version of the extrapolation period that assumes lower sales growth for Cnova Brazil and Cdiscount during calendar years 2019 through 2024, which BNP Paribas refers to as the “down case.”

For each case, BNP Paribas calculated the estimated unlevered free cash flows for Cnova Brazil for calendar years 2016 through 2024 based on the Cnova business plan for calendar years 2016 through 2018 and the extrapolation period for calendar years 2019 through 2024 as described above. See the section entitled “Certain Cnova Unaudited Financial Projections.”

For each case, BNP Paribas also calculated normative unlevered free cash flow for the normative period, which it derived from Cnova Brazil’s estimated unlevered free cash flow for the fiscal year ending December 31, 2025 (calculated as after-tax operating profit, plus depreciation and amortization, less capital expenditures, less change in normative working capital, in each case as forecast in the Cnova business plan and the extrapolation period) using a perpetuity growth rate of 7.0%, which was chosen by BNP Paribas based on its professional judgment and experience.

The unlevered free cash flows for calendar years 2016 through 2024 were then discounted to present value as of June 30, 2016 using a discount rate of 16.1%, which was chosen by BNP Paribas based on an analysis of the estimated weighted average cost of capital of Cnova Brazil. The unlevered free cash flows of the normative year were then used to calculate the terminal value as of June 30, 2016, through the Gordon & Shapiro methodology, by using a discount rate of 16.1% and a perpetuity growth rate of 7.0%.

The present value of the unlevered free cash flows and the terminal value were then adjusted for Cnova Brazil’s debt, cash and cash equivalents, the balance of the shareholders’ loan from Cnova to Cnova Brazil, normalized working capital adjustment, adjusted for seasonality of Cnova Brazil’s cash balance, financial assets, deferred tax assets and debt-like provisions, in each case, as of June 30, 2016, based on Cnova’s unaudited H1 2016 accounts that were provided by Cnova management on July 27, 2016 and certain additional information.

This analysis indicated the following approximate implied equity value ranges for Cnova Brazil under both the high case and the down case:

Implied Equity Value Range of Cnova Brazil
	(in € millions)	(in US$ millions)
High Case	397 – 417 (Mid-point: 407)	440 – 462 (Mid-point: 451)
Down Case	340 – 357 (Mid-point: 349)	377 – 395 (Mid-point: 387)

BNP Paribas also performed a sensitivity analysis on the range of equity values for Cnova Brazil by applying perpetuity growth rates ranging from (1.0%) below to 1.0% above the assumed perpetuity growth rate of 7.0% to Cnova Brazil’s normative unlevered free cash flow as estimated for the normative year and used in the Gordon & Shapiro calculation to define the terminal value. In addition, BNP Paribas performed a sensitivity analysis on the range of equity values for Cnova Brazil by applying discount rates ranging from (0.5%) below to 0.5% above the assumed discount rate of 16.1% to Cnova Brazil’s unlevered free cash flows as estimated for the normative year and used in the Gordon & Shapiro calculation to define the terminal value. Such range of sensitivities was chosen by BNP Paribas based on its professional judgment and experience.

(ii)   Stand-Alone Discount Cash Flow Analysis of Cdiscount

BNP Paribas performed a discounted cash flow analysis to calculate a range of implied equity values for Cdiscount on a stand-alone basis using the high case and the down case.

For each case, BNP Paribas calculated the estimated unlevered free cash flows for Cdiscount for calendar years 2016 through 2024 based on the Cnova business plan for calendar years 2016 through 2018 and the extrapolation period for calendar years 2019 through 2024 as described above. See the section entitled “Certain Cnova Unaudited Financial Projections.”

For each case, BNP Paribas also calculated normative unlevered free cash flow for the normative period, which it derived from Cdiscount’s estimated unlevered free cash flow for the fiscal year ending December 31, 2025 (calculated as after-tax operating profit, plus depreciation and amortization, less capital expenditures, less change in net working capital, in each case as forecast in the Cnova business plan and the extrapolation period) using a perpetuity growth rate of 2.5%, which was chosen by BNP Paribas based on its professional judgment and experience.

The unlevered free cash flows for calendar years 2016 through 2024 were then discounted to present value as of June 30, 2016 using a discount rate of 7.8%, which was chosen by BNP Paribas based on an analysis of the estimated weighted average cost of capital of Cdiscount. The unlevered free cash flows of the normative year were then used to calculate the terminal value as of June 30, 2016, through the Gordon & Shapiro methodology, by using a discount rate of 7.8% and a perpetuity growth rate of 2.5%.

The present value of the unlevered free cash flows and the terminal value were then adjusted for Cdiscount’s debt, cash and cash equivalents, normalized working capital adjustment, adjusted for seasonality of Cdiscount’s cash balance, financial assets, deferred tax assets, employee benefits, debt-like provisions and minority interests, in each case, as of June 30, 2016, based on Cnova’s unaudited H1 2016 accounts that were provided by Cnova management on July 27, 2016.

This analysis indicated the following approximate implied equity value ranges for Cdiscount under both the high case and the down case:

Implied Equity Value Range of Cdiscount
	(in € millions)	(in US$ millions)
High Case	1,512 – 1,589 (Mid-point: 1,551)	1,675 – 1,760 (Mid-point: 1,718)
Down Case	1,365 – 1,435 (Mid-point: 1,400)	1,512 – 1,590 (Mid-point: 1,551)

BNP Paribas also performed a sensitivity analysis on the range of equity values for Cdiscount by applying perpetuity growth rates ranging from (1.0%) below to 1.0% above the assumed perpetuity growth rate of 2.5% to Cdiscount’s normative unlevered free cash flow as estimated for the normative year and used in the Gordon & Shapiro calculation to define the terminal value. In addition, BNP Paribas performed a sensitivity analysis on the range of equity values for Cdiscount by applying discount rates ranging from (0.5%) below to 0.5% above the assumed discount rate of 7.8% to Cdiscount’s unlevered free cash flows as estimated for the normative year and used in the Gordon & Shapiro calculation to define the terminal value. Such range of sensitivities was chosen by BNP Paribas based on its professional judgment and experience.

(iii)   Sum-of-the-Parts Discount Cash Flow Analysis of Cnova

The analyses as to Cnova Brazil and Cdiscount indicated the following approximate implied equity value ranges and ordinary share price ranges for Cnova under both the high case and the down case, taking into account the following three separate elements: (i) the present value as of July 29, 2016 of Cnova’s holding costs savings of approximately €82 million (US$91 million) based on Cnova management forecasts, which was derived using a discount rate of 7.8%, based on the discount rate applied for Cdiscount; (ii) the balance of the shareholders’ loan from Cnova to Cnova Brazil; and (iii) the cost related to a purported class action suit against Cnova filed in the United States:

	Equity Value		Cnova ordinary share Price
	(in € millions)	(in US$ millions)	(€)	(US$)
High Case	1,961 – 2,062	2,172 – 2,284	4.44 – 4.67	4.92 – 5.17
	(Mid-point: 2,012)	(Mid-point: 2,229)	(Mid-point: 4.56)	(Mid-point: 5.05)
Down Case	1,758 – 1,848	1,948 – 2,047	3.98 – 4.19	4.41 – 4.64
	(Mid-point: 1,803)	(Mid-point: 1,997)	(Mid-point: 4.09)	(Mid-point: 4.53)

BNP Paribas also performed a sensitivity analysis on the value for Cnova’s holding costs by applying perpetuity growth rates ranging from (0.5%) below to 0.5% above the assumed perpetuity growth rate of 7.8% to Cnova’s discount rate. Such range of sensitivities were chosen by BNP Paribas based on its professional judgment and experience.

Comparable Trading Multiples Analysis

BNP Paribas performed a comparable company analysis of Cnova, through a sum-of-the-parts analysis, by deriving ranges of implied equity values for each of Cnova Brazil and Cdiscount using the Cnova business plan, the extrapolation period and publicly available financial and stock market information concerning other publicly traded companies that BNP Paribas deemed relevant.

In performing the comparable company analyses below, BNP Paribas made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Cnova Brazil or Cdiscount, as applicable, and the applicable selected companies that could affect the public trading values of each, in order to provide a context in which to consider the results of the quantitative analysis set forth below. Such qualitative judgments included consideration of (among other factors) differing sizes, business sector overlaps, growth prospects, profitability levels and degrees of operational risk between Cnova Brazil or Cdiscount, as applicable, and the companies included in the selected company analysis.

(i)   Stand-Alone Trading Multiples Analysis of Cnova Brazil

BNP Paribas performed a comparable company analysis of Cnova Brazil, which attempts to provide a range of implied equity values for Cnova Brazil by comparing Cnova Brazil to similar companies that are publicly traded. Using publicly available information, BNP Paribas re of Cnova Brazil with corresponding data for selected publicly traded companies engaged in businesses which BNP Paribas judged to be comparable to Cnova Brazil’s business or aspects thereof in the electronics eCommerce sector. The companies selected by BNP Paribas were:

•	Amazon.com, Inc.
•	JD.com, Inc.
•	Vipshop Holdings Limited
•	B2W Companhia Digital

The companies were selected because of similarities to Cnova Brazil in one or more of their businesses, financial or operational characteristics based on judgments and assumptions made by BNP Paribas. However, none of the selected companies is identical or directly comparable to Cnova Brazil and certain of the companies may have characteristics that are materially different from Cnova Brazil.

Using publicly available information, BNP Paribas calculated the ratio of current enterprise value to expected sales for calendar year 2017 (“CY17E EV/Sales”) for each of the selected companies. For purposes of this analysis, “Enterprise Value” was calculated as the fully diluted common equity value of such company plus the value of such company’s indebtedness and minority interests and preferred stock, minus such company’s cash, cash equivalents, and short-term and long-term liquid investments, and an adjustment to working capital, to take into account Cnova Brazil’s business seasonality.

BNP Paribas then applied the CY17E EV/Sales multiple of 0.72x for B2W, which BNP Paribas deemed the most comparable peer based on, among other things, market share, product offering, geographical footprint and size, to Cnova Brazil’s expected sales for calendar year 2017. After applying a discount to take into account Cnova Brazil’s lower profitability at gross margin level and adjusting for Cnova Brazil’s debt, cash and cash equivalents, normalized working capital, adjusted for seasonality of Cnova Brazil’s cash balance, financial assets, deferred tax assets, debt-like provisions and proceeds from factoring, in each case, as of June 30, 2016, based on the consolidated balance sheet disclosed in Cnova’s Annual Report on Form 20-F for the year ended December 31, 2015 and Cnova’s unaudited H1 2016 accounts that were provided by Cnova on July 27, 2016, BNP Paribas derived the following approximate implied equity value ranges for Cnova Brazil:

Implied Equity Value Range of Cnova Brazil
(in € millions)	(in US$ millions)
203 – 214 (Mid-point: 209)	225 – 237 (Mid-point: 232)

For purposes of its analysis of the selected companies, BNP Paribas used estimates of sales based on publicly available financial data, including broker reports. For purposes of its analysis of Cnova Brazil, BNP Paribas used estimates of sales based on the Cnova business plan and the extrapolation period.

(ii)   Stand-Alone Trading Multiples Analysis of Cdiscount

BNP Paribas performed a comparable company analysis of Cdiscount, which attempts to provide a range of implied equity values for Cdiscount by comparing Cdiscount to similar companies that are publicly traded. Using publicly available information, BNP Paribas reviewed and compared selected financial data of Cdiscount with corresponding data for selected publicly traded companies engaged in businesses which BNP Paribas judged to be comparable to Cdiscount’s business or aspects thereof in the electronics eCommerce sector. The companies selected by BNP Paribas were:

•	Amazon.com, Inc.
•	Ao World Plc
•	Zooplus AG
•	SRP Groupe
•	Verkkokauppa.com Oyj
•	Banzai SPA

•	Qliro Group AB

The companies were selected because of similarities to Cdiscount in one or more of their businesses, financial or operational characteristics based on judgments and assumptions made by BNP Paribas. However, none of the selected companies is identical or directly comparable to Cdiscount and certain of the companies may have characteristics that are materially different from Cdiscount.

BNP Paribas calculated for each Cdiscount selected company such company’s CY17 EV/Sales, which is set forth in the following table:

	Average	Median
CY17E EV/Sales	0.77x	0.71x

For purposes of its analysis of the selected companies in the tables above, BNP Paribas used estimates of sales based on publicly available financial data, including broker reports.

BNP Paribas selected the median CY17E EV/Sales multiple for the selected companies and, after adjusting for Cdiscount’s debt, cash and cash equivalents normalized working capital, adjusted for seasonality of Cdiscount’s cash balance, financial assets, deferred tax assets, employee benefits, debt-like provisions, minority interests and proceeds from factoring, in each case, as of June 30, 2016, based on the consolidated balance sheet disclosed in Cnova’s Annual Report on Form 20-F for the year ended December 31, 2015 and Cnova’s unaudited H1 2016 accounts that were provided by Cnova on July 27, 2016, BNP Paribas derived an implied equity value for Cdiscount of €1,053 million (US$1,167).

As an alternative analysis, BNP Paribas applied the CY17E EV/Sales multiple of 0.78x for Ao World, which BNP Paribas deemed the most comparable peer based on, among other things, business profile, product offering and size, to Cdiscount’s expected sales for calendar year 2017 based on the Cnova business plan. After applying a discount to take into account Cdiscount’s lower profitability at gross margin level and adjusting for Cdiscount’s debt, cash and cash equivalents normalized working capital, adjusted for seasonality of Cdiscount’s cash balance, financial assets, deferred tax assets, employee benefits, debt-like provisions, minority interests and proceeds from factoring, in each case, as of June 30, 2016, based on the consolidated balance sheet disclosed in Cnova’s Annual Report on Form 20-F for the year ended December 31, 2015 and Cnova’s unaudited H1 2016 accounts that were provided by Cnova on July 27, 2016, BNP Paribas derived an implied equity value for Cdiscount of €1,094 million (US$1,212 million).

(iii)   Sum-of-the-Parts Trading Multiples Analysis of Cnova

The analyses as to Cnova Brazil and Cdiscount indicated the following approximate implied equity value range and ordinary share price range for Cnova, taking into account the present value as of July 29, 2016 of Cnova’s holding costs savings of approximately €82 million (US$91 million) based on Cnova management forecasts, which was derived using a discount rate of 7.8%, based on the discount rate applied for Cdiscount:

	Equity Value		Cnova ordinary share Price
	(in € millions)	(in US$ millions)	(€)	(US$)
Cnova	1,302 – 1,369	1,442 – 1,517	2.95 – 3.10	3.27 – 3.43

BNP Paribas also performed a sensitivity analysis on the value of Cnova’s holding costs by applying perpetuity growth rates ranging from (0.5%) below to 0.5% above the assumed perpetuity growth rate of 7.8% to Cnova’s discount rate. Such range of sensitivities were chosen by BNP Paribas based on its professional judgment and experience.

Cnova ordinary share Price Analysis

BNP Paribas reviewed the trading price per share for Cnova ordinary shares as of April 12, 2016 (the last trading day prior to the Cnova research report issued by J.P. Morgan that referenced a potential Reorganization), and the one-month and three-month volume weighted average trading price per share for Cnova ordinary shares as of April 12, 2016, in each case, in terms of absolute and relative share price performance. The relative share price performance of Cnova was examined in relation to the Euronext Paris Index and the NASDAQ Index.

BNP Paribas noted Cnova’s low level of liquidity on both Euronext Paris and the NASDAQ during the 12-month period ended April 12, 2016. BNP Paribas also noted that the volume weighted average share price of

Cnova decreased on Euronext Paris from €5.6 (US$6.2), at its initial public offering, to €2.6 (US$2.88), as of April 12, 2016, and on the NASDAQ from US$7.0, at its initial public offering, to US$3.0, as of April 12, 2016. The table below sets forth the share prices of Cnova ordinary shares during such periods and the implied equity value for Cnova:

	Equity Value		Cnova ordinary share Price
	(in € millions)	(in US$ millions)	(€)	(US$)
As of April 12, 2016	2.89	1,276	2.61	1,152
1-month volume weighted average (as of April 12, 2016)	2.25 – 2.96	994 – 1,307	2.03 – 2.67	897 – 1,180
3-month volume weighted average (as of April 12, 2016)	2.19 – 2.96	968 – 1,307	1.98 – 2.67	874 – 1,180

Analysis of Target Prices of Brokers

BNP Paribas analyzed the target prices for Cnova ordinary shares based upon eight publicly available equity research estimates published as of April 12, 2016 (the last trading day prior to the Cnova research report issued by J.P. Morgan that references the potential Transaction). These targets reflected each analyst’s estimate of the one-year public market trading price for Cnova’s ordinary shares. The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the shares and these estimates are subject to uncertainties, including future financial performance of Cnova and future financial market conditions. The equity research analyst price targets for Cnova’s ordinary shares ranged from €1.33 to €3.55 (US$1.47 to US$3.93) and indicated an implied equity value range for Cnova of €587 million – €1,566 million (US$650 million – US$1,735).

Additional Analyses

BNP Paribas also performed additional analyses that were not part of its valuation process, but were referenced for informational purposes, including the following:

•	reviewed historical trading performance of Cnova ordinary shares for the six-month and 12-month periods ended April 12, 2016, since Cnova’s initial public offering on November 20, 2014 and Cnova’s initial public offering price on November 20, 2014; and
•	performed a comparable transaction analysis, which attempts to provide a range of implied equity values for Cnova Brazil and Cdiscount by comparing the Reorganization to similar precedent transactions in the eCommerce sector, which BNP Paribas judged to be generally relevant for comparative purposes as transactions involving companies with businesses comparable to the businesses of Cnova Brazil and Cdiscount, or aspects thereof.

General

In accordance with customary investment banking practice, BNP Paribas employed generally accepted valuation practices and performed a variety of financial and comparative analyses for purposes of performing its valuation. The foregoing summary of certain material financial analyses does not purport to be a complete description of the financial and comparative analyses or data considered by BNP Paribas in performing its valuation analysis. The preparation of a valuation analysis is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its valuation, BNP Paribas did not attribute any particular weight to any analysis or factor considered by it. Rather, BNP Paribas prepared its valuation on the basis of its experience and professional judgment after considering the totality of factors and analyses performed and did not draw conclusions as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its valuation. In addition, BNP Paribas may have considered various assumptions more or less probable than other assumptions. As a result, the range of valuations resulting from any particular analysis described above should not be taken as BNP Paribas’ view of the value of Cnova. BNP Paribas believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the analysis or of the summary of the analysis could result in an incomplete view of the processes and assumptions underlying the analysis.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by BNP Paribas are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, BNP Paribas’ analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. No company used in the analyses summarized above is identical to Cnova, and certain of the companies may have characteristics that are materially different from those of Cnova. No transaction used in the analyses summarized above is directly comparable to the Reorganization, and certain of the transactions may have characteristics that are materially different from those of the Reorganization. The comparable companies and precedent transactions were selected by BNP Paribas because they have operations and businesses that, for purposes of the analyses performed, may be considered similar to Cnova Brazil or Cdiscount. However, the analyses undertaken by BNP Paribas necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the acquisition, public trading or other values of the companies or transactions used in the analyses, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Cnova engaged BNP Paribas to act as its financial advisor based on its qualifications, experience, reputation and familiarity with Cnova and its businesses. BNP Paribas is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, private placements and valuations for corporate and other purposes.

The consideration to be received by Cnova in the Reorganization was determined through extensive negotiations and the Cnova transactions committee acting with the full power of the Cnova board of directors approved and adopted the Reorganization Agreement.

As set forth above, Cnova retained BNP Paribas as its financial advisor in connection with a review of strategic alternatives. In connection therewith, BNP Paribas will receive a fee from Cnova for its services of approximately €2.75 million (US$3.05 million) if the Reorganization is consummated. Cnova may pay BNP Paribas, at Cnova’s sole discretion, an additional fee in an amount up to €0.75 million (US$0.83 million). In addition, Cnova has agreed to reimburse BNP Paribas for certain expenses and to indemnify BNP Paribas against certain liabilities arising out of its engagement by Cnova.

During the two years preceding the date of its valuation, BNP Paribas, and all of its subsidiaries and controlled affiliates, provided various banking services to the Casino Group (including Via Varejo and Cnova), Rallye SA (together with all of its subsidiaries and affiliates, “Rallye”), Foncière Euris SA (together with all of its subsidiaries and affiliates, “Foncière Euris”), Finatis SA (together with all of its subsidiaries and affiliates, “Finatis”) and Euris SAS (together with all of its subsidiaries and affiliates, “Euris”) on matters unrelated to the Transactions for which BNP Paribas and its subsidiaries and controlled affiliates received an aggregate compensation of approximately €15.2 million (US$16.84 million). BNP Paribas and its affiliates may seek to provide the Casino Group, Rallye, Foncière Euris, Finatis, Euris and their respective affiliates with investment banking, financing or financial advisory services unrelated to the Transactions in the future.

BNP Paribas and its affiliates engage in a wide range of financial services activities for their own accounts and the accounts of their customers, including asset and investment management, investment banking, corporate finance, mergers and acquisitions, restructuring, merchant banking, fixed income and equity sales, trading and research, derivatives, foreign exchange and futures. In the ordinary course of these activities, BNP Paribas and its affiliates do and in the future may (i) provide such financial services to Cnova, Casino and Via Varejo or their respective affiliates or subsidiaries (as the case may be), for which services BNP Paribas and/or certain of its affiliates have received, and may receive, compensation and (ii) directly or indirectly, hold long or short positions, trade or otherwise conduct such activities in or with respect to debt or equity securities, bank debt and/or derivative products relating to Cnova, Casino and Via Varejo or their respective affiliates or subsidiaries (as the case may be). The BNP Paribas valuation report is included as Exhibit (c)(2) to the Transaction Statement filed with the SEC in connection with the Transactions and will be made available for inspection and copying at the principal executive offices of Cnova during its regular business hours by any holder of Cnova ordinary shares. Copies may be obtained by requesting them in writing from Cnova at the address provided in the section entitled “Where You Can Find Additional Information.”

Other Presentations by BNP Paribas

In addition to the BNP Paribas valuation report delivered to the Cnova transaction committee on August 8, 2016 described above, BNP Paribas also delivered to the Cnova transaction committee (i) prior drafts of the BNP Paribas valuation report dated March 24, 2016 (which we refer to as the “BNP Paribas valuation report March 24 Draft”), April 13, 2016 (which we refer to as the “BNP Paribas valuation report April 13 Draft”), May 10, 2016 (which we refer to as the “BNP Paribas valuation report May 10 Draft”) and July 29, 2016 (which we refer to as the “BNP Paribas valuation report July 29 Draft”) and (ii) a draft report entitled “MOU Indicative Terms Analysis and Synergies Analysis” dated May 10, 2016, which we refer to as the “MOU and Synergies Analysis Comparison to Valuation” and further described in the section entitled “Special Factors—Background of the Transactions.”

The following descriptions of the BNP Paribas valuation report March 24 Draft, the BNP Paribas valuation report April 13 Draft, the BNP Paribas valuation report May 10 Draft, the MOU and Synergies Analysis Comparison to Valuation and the BNP Paribas valuation report July 29 Draft are summaries of the material information included in the full text of the reports, which are included as Exhibits (c)(8), (c)(9), (c)(10), (c)(11) and (c)(12), respectively, to the Transaction Statement with the permission of BNP Paribas, are incorporated herein by reference, and should be read carefully and in their entirety because they contain information that is not included in this offer to purchase.

The financial analyses and other information in these presentations were based on market, economic and other conditions as of their respective dates as well as other information that was available at those times. Accordingly, the results of the financial analyses and other information differed due to changes in those conditions. Among other things, multiples attributable to selected companies changed as those companies’ stock prices changed. Finally, BNP Paribas continued to refine various aspects of its financial analyses with respect to Cnova over time.

(i)   March 24th, April 13th, May 10th and July 29th Drafts of the BNP Paribas Valuation Report

The BNP Paribas valuation report March 24 Draft primarily focused on the types of analyses summarized above for the BNP Paribas valuation report, utilizing procedures that were generally consistent with those contained in the BNP Paribas valuation report. The BNP Paribas valuation report March 24 Draft contained an executive summary of the following preliminary financial analyses:

•	a preliminary discounted cash flow analysis of Cnova, which generally used a similar methodology as described above under “Valuation Report of BNP Paribas—Discounted Cash Flow Analysis,” except that (i) BNP Paribas only performed a discounted cash flow analysis of Cnova Brazil and Cdiscount using a single case based on the Cnova business plan and the extrapolation period, (ii) the market capitalization for the comparable companies for each of Cnova Brazil and Cdiscount were calculated based on the one-month average share price of such companies, (iii) the Cnova Brazil implied enterprise values calculated by BNP Paribas were not adjusted by the amount outstanding under the shareholder loan between Cnova and Cnova Brazil and (iv) BNP Paribas applied a perpetuity growth rate of 7.0% to Cnova Brazil, and a perpetuity growth rate of 2.0% to Cdiscount; this preliminary analysis indicated (a) an approximate implied equity value range for Cnova of €1,095 – 1,443 (US$1,213 – 1,599), and (b) an approximate implied ordinary share price range for Cnova of €2.48 – 3.27 (US$2.75 – 3.62); and
•	a preliminary comparable company analysis of Cnova, which generally, used a similar methodology as described above under “Valuation Report of BNP Paribas—Comparable Trading Multiples Analysis,” except that (i) the market capitalization for the comparable companies for each of Cnova Brazil and Cdiscount were calculated based on the one-month average share price of such companies, and (ii) the Cnova Brazil implied enterprise values calculated by BNP Paribas were not adjusted by the amount outstanding under the shareholder loan between Cnova and Cnova Brazil; this preliminary analysis indicated (a) an approximate implied equity value range for Cnova of €1,251 – 1,315 (US$1,386 – 1,457), and (b) an approximate implied ordinary share price range for Cnova of €2.83 – 2.98 (US$3.14 – 3.30).

The BNP Paribas valuation report March 24 Draft also referenced, for information purposes, among other things, (i) the trading price per share for Cnova ordinary shares as of March 14, 2016, and the one-month and three-month volume weighted average trading price per share for Cnova ordinary shares as of March 14, 2016,

(ii) the target prices for Cnova ordinary shares based upon seven publicly available equity research estimates published as of March 14, 2016, which indicated (a) an approximate implied equity value range for Cnova of €605 – 1,614 (US$670 – 1,788), and (b) an approximate implied ordinary share price range for Cnova of €1.37 – 3.66 (US$1.52 – 4.05) and (iii) a preliminary comparable transaction analysis of Cnova, which generally used the same methodology as described above in the subsection entitled “—Additional Analyses,” except that, among other things, the EV/Sales multiple selected by BNP Paribas for its comparable transactions analysis of Cnova was based on the median EV/Sales multiples for all selected transactions, including selected transactions in which the target’s enterprise value was less than €50 million (US$55 million), and such preliminary analysis indicated (a) an approximate implied equity value range for Cnova of €1,993 – 2,095 (US$2,208 – 2,321), and (b) an approximate implied ordinary share price range for Cnova of €4.52 – 4.75 (US$5.01 – 5.26).

The BNP Paribas valuation report April 13 Draft primarily focused on the types of analyses summarized above for the BNP Paribas valuation report, utilizing procedures that were generally consistent with those contained in the BNP Paribas valuation report. The BNP Paribas valuation report April 13 Draft contained the following preliminary financial analyses:

•	a preliminary discounted cash flow analysis of Cnova, which generally used a similar methodology as described above in the subsection entitled “—Discounted Cash Flow Analysis,” except that (i) the market capitalization for the comparable companies for each of Cnova Brazil and Cdiscount were calculated based on the one-month average share price of such companies, (ii) the Cnova Brazil implied enterprise values calculated by BNP Paribas were not adjusted by the amount outstanding under the shareholder loan between Cnova and Cnova Brazil and (iii) BNP Paribas applied a perpetuity growth rate of 6.0% to Cnova Brazil’s, and a perpetuity growth rate of 2.5% to Cdiscount’s, respective normative unlevered free cash flows as estimated for the terminal period; this draft preliminary analysis indicated (a) an approximate implied equity value range for Cnova of €1,817 – 1,910 (US$2,013 – 2,116) under the high case and €1,630 – 1,714 (US$1,806 – 1,899) under the down case, and (b) an approximate implied ordinary share price range for Cnova of €4.12 – 4.33 (US$4.56 – 4.80) under the high case and €3.69 – 3.88 (US$4.09 – 4.30) under the down case; and
•	a preliminary comparable company analysis of Cnova, which generally, used a similar methodology as described above in the subsection entitled “—Comparable Trading Multiples Analysis,” except that (i) the market capitalization for the comparable companies for each of Cnova Brazil and Cdiscount were calculated based on the one-month average share price of such companies, and (ii) the Cnova Brazil implied enterprise values calculated by BNP Paribas were not adjusted by the amount outstanding under the shareholder loan between Cnova and Cnova Brazil; this preliminary analysis indicated (a) an approximate implied equity value range for Cnova of €1,390 – 1,462 (US$1,540 – 1,620), and (b) an approximate implied ordinary share price range for Cnova of €3.15 – 3.31 (US$3.49 – 3.67).

The BNP Paribas valuation report April 13 Draft also referenced, for information purposes, among other things, (i) the trading price per share for Cnova ordinary shares as of April 8, 2016, and the one-month and three-month volume weighted average trading price per share for Cnova ordinary shares as of April 8, 2016, (ii) the target prices for Cnova ordinary shares based upon nine publicly available equity research estimates published as of April 8, 2016, which indicated (a) an approximate implied equity value range for Cnova of €589 – 1,571 (US$652 – 1,740), and (b) an approximate implied ordinary share price range for Cnova of €1.33 – 3.56 (US$1.47 – 3.94) and (iii) a preliminary comparable transactions analysis of Cnova, which generally used the same methodology as described above in the subsection entitled “—Additional Analyses,” and indicated (a) an approximate implied equity value range for Cnova of €2,493 – 2,621 (US$2,762 – 2,904), and (b) an approximate implied ordinary share price range for Cnova of €5.65 – 5.94 (US$6.26 – 6.58).

The BNP Paribas valuation report May 10 Draft primarily focused on the types of analyses summarized above for the BNP Paribas valuation report, utilizing procedures that were generally consistent with those contained in the BNP Paribas valuation report. The BNP Paribas valuation report May 10 Draft contained the following preliminary financial analyses:

•	a preliminary discounted cash flow analysis of Cnova, which generally used a similar methodology as described above under “Valuation Report of BNP Paribas—Discounted Cash Flow Analysis,” except that (i) the unlevered free cash flows of Cnova Brazil were discounted to present value as of January 1,

2016 using a discount rate of 16.3%, and (ii) the Cdiscount implied enterprise values calculated by BNP Paribas were adjusted by the amount of proceeds from the sale of the Cnova’s interest in Cdiscount Thailand; this draft preliminary analysis indicated (a) an approximate implied equity value range for Cnova of €1,859 – 1,955 (US$2,059 – 2,166) under the high case and €1,669 – 1,754 (US$1,849 – 1,943) under the down case, and (b) an approximate implied ordinary share price range for Cnova of €4.21 – 4.43 (US$4.66 – 4.91) under the high case and €3.78 – 3.98 (US$4,19 – 4.41) under the down case; and

•	a preliminary comparable company analysis of Cnova, which generally used a similar methodology as described above under “Valuation Report of BNP Paribas—Comparable Trading Multiples Analysis,” except that (i) BNP Paribas also performed a regression analysis for Cnova Brazil based on the selected companies, comparing the relationship between expected gross margin for calendar year 2017 and CY17E EV/Sales, and (ii) the Cdiscount implied enterprise values calculated by BNP Paribas were adjusted by the amount of proceeds from the sale of Cnova’s interest in Cdiscount Thailand; this preliminary analysis indicated (a) an approximate implied equity value range for Cnova of €1,368 – 1,438 (US$1,515 – 1,593), and (b) an approximate implied ordinary share price range for Cnova of €3.10 – 3.26 (US$3.43 – 3.61).

The BNP Paribas valuation report May 10 Draft also referenced, for information purposes, among other things, (i) the trading price per share for Cnova ordinary shares as of April 12, 2016, and the one-month and three-month volume weighted average trading price per share for Cnova ordinary shares as of April 12, 2016, (ii) the target prices for Cnova ordinary shares based upon eight publicly available equity research estimates published as of April 12, 2016, which indicated (a) an approximate implied equity value range for Cnova of €587 – 1,556 (US$650 – 1,724), and (b) an approximate implied ordinary share price range for Cnova of €1.33 –3.55 (US$1.47 – 3.93) and (iii) a preliminary comparable transaction analysis of Cnova, which generally used the same methodology as described above in the subsection entitled “—Additional Analyses,” and indicated (a) an approximate implied equity value range for Cnova of €2,482 – 2,609 (US$2,750 – 2,890), and (b) an approximate implied ordinary share price range for Cnova of €5.62 – 5.91 (US$6.23 – 6.55).

The BNP Paribas valuation report July 29 Draft primarily focused on the types of analyses summarized above for the BNP Paribas valuation report, utilizing procedures that were generally consistent with those contained in the BNP Paribas valuation report. The BNP Paribas valuation report July 29 Draft contained the following preliminary financial analyses:

•	a preliminary discounted cash flow analysis of Cnova, which generally used a similar methodology as described above under “Valuation Report of BNP Paribas—Discounted Cash Flow Analysis”; except that the Cnova Brazil implied enterprise values calculated by BNP Paribas were adjusted for normalized working capital, adjusted for seasonality of Cnova Brazil’s cash balance as of December 31, 2015; this draft preliminary analysis indicated (i) an approximate implied equity value range for Cnova of €1,964 – 2,065 (US$1,176 – 2,288) under the high case and €1,760 – 1,850 (US$1,950 – 2,049) under the down case, and (ii) an approximate implied ordinary share price range for Cnova of €4.45 – 4.68 (US$4.93 – 5.18) under the high case and €3.99 – 4.19 (US$4.42 – 4.64) under the down case; and
•	a preliminary comparable company analysis of Cnova, which generally used a similar methodology as described above under “Valuation Report of BNP Paribas—Comparable Trading Multiples Analysis”; this preliminary analysis indicated (i) an approximate implied equity value range for Cnova of €1,322 – 1,390 (US$1,465 – 1,540), and (ii) an approximate implied ordinary share price range for Cnova of €3.00 – 3.15 (US$3.32 – 3.49).

The BNP Paribas valuation report July 29 Draft also referenced, for information purposes, among other things, (i) the trading price per share for Cnova ordinary shares as of April 12, 2016, and the one-month and three-month volume weighted average trading price per share for Cnova ordinary shares as of April 12, 2016, (ii) the target prices for Cnova ordinary shares based upon eight publicly available equity research estimates published as of April 12, 2016, which indicated (a) an approximate implied equity value range for Cnova of €587 – 1,556 (US$650 – 1,724), and (b) an approximate implied ordinary share price range for Cnova of €1.33 – 3.55 (US$1.47 – 3.93) and (iii) a preliminary comparable transaction analysis of Cnova, which generally used the same methodology as described above in the subsection entitled “—Additional Analyses,” and indicated (a) an approximate implied equity value range for Cnova of €2,247 – 2,363 (US$2,489 – 2,618), and (b) an approximate implied ordinary share price range for Cnova of €5.09 – 5.35 (US$5.64 – 5.93).

(ii)   MOU and Synergies Analysis Comparison to Valuation

The MOU and Synergies Analysis Comparison to Valuation contained a comparison of (i) the valuations to be agreed between Cnova and Via Varejo, as provided to BNP Paribas by Cnova management, pursuant to a non-binding memorandum of understanding to be entered into between Cnova and Via Varejo, against (ii) the equity value of Cnova Brazil based on the discounted cash flow analysis of BNP Paribas described above in the subsection entitled “—Discounted Cash Flow Analysis” of this offer to purchase and Cnova management estimates of projected holding cost savings and the Cnova estimated synergies, as described in the section entitled “Special Factors—Certain Cnova Unaudited Financial Projections,” which assumed 29% run-rate synergies in calendar year 2016, 74% run-rate synergies in calendar year 2017 and full run-rate synergies in calendar year 2018. The MOU and Synergies Analysis Comparison to Valuation also included a sensitivities analysis—performed by BNP Paribas on the potential impact of the success rate for achieving Cnova management’s estimated holding cost savings and estimated transaction synergies—which BNP derived using Cdiscount and Cnova Brazil discount rates of 7.8% and 16.3%, respectively, based on its professional judgment and experience and taking into account an analysis of the estimated weighted average cost of capital of Cdiscount and Cnova Brazil.

None of the presentations by BNP Paribas, alone or together, constitute, or form the basis of an opinion of, or recommendation by, BNP Paribas with respect to the Transactions, the consideration to be received by Cnova in the Reorganization or potentially to be received by Cnova shareholders pursuant to the Offers, or otherwise.

Casino Financial Advisor Materials

Valuation Report of the Casino Financial Advisors

The following describes the material information included in financial advisor materials provided by the Casino financial advisors to the Casino board of directors that are materially related to the Transactions, which is included as Exhibit (c)(3) to the Transaction Statement and incorporated herein by reference. Such description does not purport to be complete. Cnova shareholders are encouraged to read carefully the relevant financial advisor materials in their entirety before making any decisions because they contain information that is not included in this offer to purchase.

Casino retained CACIB and Rothschild to act as its financial advisors in connection with the Reorganization. The Casino financial advisors have delivered to Casino, at its request, a report on the valuation of Cnova on a stand-alone basis before giving effect to the Reorganization and a valuation of Cnova Brazil and Cnova giving effect to the Reorganization. The valuation report (which we refer to as the “Casino financial advisors’ valuation report”) was delivered to Casino on May 9, 2016 and presented to the Casino audit committee on May 10, 2016 and to the Casino board of directors on May 11, 2016. The Casino financial advisors’ valuation report was prepared for the purpose of assessing the value of the entities involved in the Reorganization. The Casino financial advisors’ valuation report only addresses valuation and makes no comment on whether or not the Reorganization is fair to any shareholder or other stakeholder of Cnova or Casino, either from a financial point of view or otherwise. Evaluating the fairness of the Reorganization was not part of the scope of work of the Casino financial advisors. The Casino financial advisors did not perform such work and hold no view on the fairness of the Reorganization to Cnova’s or Casino’s shareholders or other stakeholders. It does not constitute a fairness opinion, as that term is defined by the AMF or otherwise. The Casino financial advisors’ valuation report, a copy of which has been filed with the SEC as Exhibit (c)(3) to the Transaction Statement, and is incorporated herein by reference, is subject to the assumptions, limitations, qualifications and conditions described therein.

The Casino financial advisors prepared their report for the sole use by and benefit of the Casino board of directors. The Casino financial advisors have advised Casino that they do not believe any person other than the Casino board of directors has the legal right to rely on the report. The Casino financial advisors would likely assert the substance of this view and the disclaimer described above as a defense to claims and allegations, if any, that might hypothetically be brought or asserted against any one of them by any persons or entities other than the Casino board of directors with respect to the valuation report and the financial analyses thereunder. The Casino financial advisors base their belief that no person other than the Casino board of directors may rely on their valuation report on the limited nature of the Casino financial advisors’ contractual duty to Casino. The Casino financial advisors are not aware of any controlling precedent that would create a statutory or common law right for persons other than the Casino board of directors to rely on the valuation report. In the absence of controlling precedent, the ability of a shareholder to rely on the valuation report would be resolved by a court of competent jurisdiction. Any resolution by a court of competent jurisdiction as to this question would have no effect on the rights and responsibilities of the Casino board of directors under applicable law or on the rights and responsibilities of either the Casino financial advisors or the Casino board of directors under federal securities laws. In connection with delivering the Casino financial advisors’ valuation report and performing the related financial analyses, the Casino financial advisors reviewed, among other things:

•	a draft of the non-binding memorandum of understanding between Via Varejo and Cnova (which we refer to as the “MoU”);
•	annual reports to shareholders of Cnova for the fiscal years ended December 31, 2014 and December 31, 2015;
•	all interim reports to shareholders of Cnova since the initial public offering of Cnova through December 31, 2015;
•	certain other communications from Cnova to its shareholders, including press releases;
•	certain publicly available research analyst reports for Cnova;
•	the Cnova business plan, as adjusted by the Casino financial advisors for taxes, assuming a normative tax rate of 38% for Cdiscount and of 34% for Cnova Brazil; and the Cnova estimated synergies, each as discussed in the section entitled “Special Factors—Certain Cnova Unaudited Financial Projections.”

The Casino financial advisors also participated in discussions with members of the senior managements of Cnova, Via Varejo and Casino regarding their assessment of the strategic, economic and financial rationale for, and the potential benefits of, the Reorganization, including their assessment of the Cnova estimated synergies, different options considered for implementation of the Reorganization, and the past and current business operations, financial condition and future prospects of Cnova, Cnova Brazil and Cdiscount; reviewed the reported price and trading activity for Cnova ordinary shares; and performed such other studies and analyses, and considered such other factors, as the Casino financial advisors deemed appropriate.

For purposes of delivering the Casino financial advisors’ valuation report, the Casino financial advisors relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, them, without assuming any responsibility for independent verification thereof. In that regard, the Casino financial advisors assumed that the Cnova business plan represented a reasonable basis upon which to evaluate the business and financial prospects of Cnova, Cnova Brazil and Cdiscount. The Casino financial advisors also assumed that the Cnova estimated synergies had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Cnova’s management. The Casino financial advisors had not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of Cnova, Cnova Brazil, Cdiscount or any of their respective subsidiaries and the Casino financial advisors had not been furnished with any such evaluation or appraisal. The Casino financial advisors assumed that all governmental, regulatory or other consents and approvals necessary for the completion of the Reorganization would be obtained without any adverse effect on Cnova, Cnova Brazil or Cdiscount or on the expected benefits of the Reorganization in any way meaningful to their analysis. The Casino financial advisors assumed that the Reorganization would be consummated on the terms set forth in the draft MoU reviewed by them, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to their analysis.

The Casino financial advisors’ valuation report did not address the underlying business decision of Cnova or Casino to engage in the Reorganization, or the relative merits of the Reorganization as compared to any strategic alternatives that may be available to Cnova or Casino, or the decision of Cnova’s board of directors to determine that the Reorganization was in the interests of Cnova and its shareholders or recommend the Reorganization to holders of Cnova ordinary shares; nor did it address any legal, tax, regulatory or accounting matters. The Casino financial advisors did not express any view on any other term or aspect of the MoU or the Reorganization or any term or aspect of any other agreement or instrument contemplated by the MoU or entered into or amended in connection with the Reorganization, including, the form or structure of the Reorganization or the likely timeframe in which the Reorganization will be consummated. The Casino financial advisors’ valuation report was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to the Casino financial advisors as of, the date of the Casino financial advisors’ valuation report and the Casino financial advisors assumed no responsibility for updating, revising or reaffirming the Casino financial advisors’ valuation report based on circumstances, developments or events occurring after the date of the Casino financial advisors’ valuation report, it being understood that subsequent developments may affect the Casino financial advisors’ valuation report and the assumptions used in preparing it.

The following is a summary of the material analyses performed by the Casino financial advisors in connection with the Casino financial advisors’ valuation report.

Discounted Cash Flow Analysis

A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flow generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” Present value refers to the current value of estimated future cash flows generated by the asset, and is obtained by discounting those cash flows (including the asset’s terminal value) back to the present using a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other relevant factors. Terminal value refers to the capitalized value of all estimated unlevered cash flows generated by an asset in the period beyond the final forecast period.

(i)   Cnova, Cnova Brazil and Cdiscount Discounted Cash Flow Disregarding the Reorganization

The Casino financial advisors performed a sum of the parts valuation of Cnova, based on a discounted cash flow analysis for each of Cnova Brazil and Cdiscount without giving effect to the Reorganization. For purposes of this analysis, the Casino financial advisors assumed that the value of Cnova is equal to the sum of the value of Cnova Brazil and Cdiscount. The Cnova business plan, as far as it related to Cdiscount, and the related valuation included French and international operations of Cdiscount outside of Brazil, excluding operations in Vietnam and Thailand, which were classified as discontinued operations.

In their analysis, the Casino financial advisors first calculated the estimated net present value of:

•	the stand-alone free cash flow of each of Cnova Brazil and Cdiscount; and
•	the terminal value of each of Cnova Brazil and Cdiscount.

The Casino financial advisors calculated the stand-alone free cash flow of each of Cnova Brazil and Cdiscount as earnings before interest, taxes, depreciation and amortization (which we refer to as “EBITDA”) adjusted for tax, change in working capital, factoring costs, estimated pro forma holding costs to remain in Cnova Brazil and Cdiscount and capital expenditures in each case that Cnova Brazil and Cdiscount were projected to incur during the time period from January 1, 2016 to December 31, 2024, based on the Cnova business plan as extrapolated by the Casino financial advisors until 2024. The Casino financial advisors used exchange rate of 0.88 euros per U.S. dollar to translate the Cnova business plan as far as it related to Cdiscount from euros into U.S. dollars. The Casino financial advisors used exchange rate of 3.59 reals per U.S. dollar to translate the Cnova estimated synergies from reals into U.S. dollars.

The Casino financial advisors, using their professional judgment and expertise, calculated a range of terminal values for Cnova Brazil and Cdiscount at the end of the forecast period by applying a perpetual growth rate ranging from 5.3% to 5.8% for Cnova Brazil (based on the projected long-term inflation rate in Brazil estimated by the International Monetary Fund (which we refer to as the “IMF”) and adjusted by the Casino financial advisors by 100 basis points, based on their professional judgement) and 2.4% to 2.9% for Cdiscount (based on the projected long-term inflation rate in France estimated by the IMF and adjusted by the Casino financial advisors by 100 basis points, based on their professional judgment), in each case of the free cash flow for the terminal period based on the Cnova business plan.

The free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 14.3% to 15.3% for Cnova Brazil and 7.6% to 8.1% for Cdiscount, which were based on their respective weighted average costs of capital.

The Casino financial advisors used the sum of the present value ranges of future cash flows and terminal values of each of Cnova Brazil and Cdiscount to calculate a range of implied enterprise values. The Casino financial advisors then subtracted from such sum the net debt, pension provisions, non-controlling interests, certain other provisions relating to litigation and other liabilities and charges and added the value of the deferred tax assets, in each case as of December 31, 2015, to calculate the implied equity value. As a result, the Casino financial advisors arrived at the following ranges of implied equity value:

•	Cnova Brazil: US$385 million to US$547 million, with US$459 million being the midpoint of the range;
•	Cdiscount: US$1,628 million to US$2,051 million, with US$1,819 million being the midpoint of the range; and
•	Cnova sum of the parts: US$2,013 million to US$2,598 million, with US$2,278 million being the midpoint of the range.

Based on approximately 441 million non-diluted Cnova ordinary shares outstanding as at March 31, 2016, the Casino financial advisors determined a range for the Cnova consolidated implied equity value per Cnova share of US$4.60 to US$5.90, with US$5.20 being the midpoint of the range.

(ii)   Synergies Discounted Cash Flow Analysis

The Casino financial advisors performed a discounted cash flow analysis of the Cnova estimated synergies to calculate the estimated net present value of:

•	the free cash flows from synergies (calculated as EBITDA adjusted for tax, in each case as projected by Cnova management for the time period from January 1, 2016 to December 31, 2018); and
•	the terminal value of the Cnova estimated synergies.

The Casino financial advisors used exchange rate of 3.59 reals per U.S. dollar to translate the Cnova estimated synergies from reals into U.S. dollars.

The Casino financial advisors, using their professional judgment and expertise, calculated a range of terminal values for the Cnova estimated synergies at the end of the forecast period by applying a perpetual growth rate of 4.6% of the free cash flow of the Cnova estimated synergies for the terminal period based on the projected long-term inflation rate in Brazil. The free cash flow and the range of terminal values were then discounted to present values using a range of discount rates from 16.3% to 18.3%, which were based on Via Varejo’s weighted average cost of capital, adjusted for the execution risk by 300 basis points.

Based on this analysis, the Casino financial advisors arrived at the range of the present value of the Cnova estimated synergies from US$224 million to US$266 million, with US$243 million being the midpoint of the range. For purposes of this analysis, the Casino financial advisors, in consultation with the Cnova management, assumed that the value of the Cnova estimated synergies generated by the Reorganization should be divided equally between Via Varejo and Cnova.

Purchase Price Payment Computation

The Reorganization Agreement defines the cash balancing payment as the “Cash Purchase Price” and for purposes of their analysis, the Casino financial advisors referred to it as the “purchase price.” Pursuant to the Reorganization, the purchase price is payable by Via Varejo to Cnova based on the difference in the implied valuation of Cnova Brazil post-Reorganization and the implied value of Via Varejo’s 21.9% stake in Cnova, with the Reorganization being reflected in such Cnova valuation on a pro-forma basis. For purposes of calculating the purchase price, the Casino financial advisors used the midpoint of the ranges of the implied equity value of Cnova Brazil and Cdiscount and the midpoint of the range of the present value of the Cnova estimated synergies, in each case as discussed above.

The Casino financial advisors calculated the post-Reorganization value of Cnova Brazil to be US$581 million, being the sum of the value of Cnova Brazil on a stand-alone basis (US$459 million) and 50% of the Cnova estimated synergies (US$122 million).

The Casino financial advisors then calculated the value of Cnova as US$2,400, being the sum of the value of Cnova Brazil post-Reorganization (US$581 million) and the value of Cdiscount on a stand-alone basis

(US$1,819 million). Based on this analysis, the value of Via Varejo’s 21.9% ownership stake of Cnova was calculated to be US$526 million, being US$54 million less than the post-Reorganization value of Cnova Brazil. The Casino financial advisors’ valuation report thus assumed a purchase price of US$54 million.

Implied Post-Reorganization Valuation of Cnova

The Casino financial advisors calculated the implied post-Reorganization valuation of Cnova to be US$5.40 per share based on the midpoint implied equity value of Cdiscount of US$1,819 million, the purchase price of US$54 million, the projected tax impact of the Reorganization and the approximately 345 million of the non-diluted Cnova ordinary shares projected to be outstanding post-Reorganization as a result of retirement of the Cnova ordinary shares held by Via Varejo.

Trading and Transaction Multiples

The Casino financial advisors did not rely on the trading or transaction multiples in their analysis as such valuation metrics were not considered to be reliable given the then current non-normative operating results for both Cnova Brazil and Cdiscount and lack of comparable transactions. Summary of these valuations were presented for illustrative purposes only in the Casino financial advisors’ valuation report.

General

The Casino financial advisors were engaged by Casino Group to prepare the Casino financial advisors’ valuation report, among other services as financial advisors to Casino in connection with the Reorganization, primarily because of their knowledge of Cnova, Cnova Brazil and eCommerce markets in France and Brazil, their reputation and experience in providing financial advice in transactions similar to the Reorganization and other strategic transactions, in particular, involving companies listed in Paris and the United States (such as Cnova), and their experience with valuation of businesses and securities.

CACIB and Rothschild have, from time to time, provided investment banking and other financial services to certain members of the Cnova and Casino groups and their affiliates. The following paragraphs summarize some of the more significant representations undertaken by CACIB and Rothschild on behalf of the Casino group in the two-year period preceding the delivery of the Casino financial advisors’ valuation report:

•	In March 2016, Rothschild acted as a financial advisor to Casino in connection with Casino’s disposal of its 58.6% stake in Big C Supercenter PCL. In July 2015, Rothschild acted as a financial advisor to Casino and Grupo Exito, Casino’s subsidiary, in connection with the Reorganization of Casino group’s operations in Latin America. In May 2014, Rothschild acted as a financial advisor to Casino in connection with the combination and the initial public offering of its eCommerce activities, Cnova and Cdiscount.
•	In March 2016, CACIB acted as a financial advisor to Casino in connection with Casino’s disposal of its 58.6% stake in Big C Supercenter PCL and 100% of its stake in Big C Vietnam. In December 2015, CACIB acted as a financial advisor to Casino in connection with the acquisition of 26 DIA stores from Carrefour that were being disposed of in connection with Carrefour’s acquisition of DIA France. In June 2015, CACIB acted as the sole advisor to Mercialys (approximately 40.2% of which is owned by Casino) in the structuring and partial sale of a vehicle dedicated to owning a portfolio of six hypermarkets rendered to Casino.

For the various services performed during the two-year period preceding the delivery of the Casino financial advisors’ valuation report, Rothschild and CACIB received from Casino Group financial advisory fees of approximately US$20 million and US$3.0 million, respectively.

The Casino financial advisors are expected to receive customary compensation in connection with their services as financial advisors in connection with the Reorganization. CACIB’s fees for this engagement will be approximately US$1.0 million. Rothschild’s fees for this engagement will be approximately US$3.7 million, with up to an additional US$1.1 million which may be paid to Rothschild in Casino’s sole discretion. This fee arrangement reflects market practices for similar engagements and Casino’s assessment of the value of the services performed by the Casino financial advisors in connection with the Reorganization.

Copies of the Casino financial advisors’ valuation report of the Casino financial advisors dated May 9, 2016 are available for inspection and copying at the principal executive offices of Cnova during regular business hours by any interested holder of Cnova ordinary shares or their representative who has been so designated in writing.

Report of MMA

The following describes the material information included in financial advisor materials provided by MMA to the Casino board of directors, which is included as Exhibit (c)(4) to the Transaction Statement and incorporated herein by reference. Such description does not purport to be complete. Cnova shareholders are encouraged to read carefully the relevant financial advisor materials in their entirety before making any decisions because they contain information that is not included in this offer to purchase.

The board of directors of Casino, retained MMA, as its financial advisor in connection with the Reorganization. In connection with this engagement, the board of directors of Casino requested that MMA provide a report on the valuation of Cnova and Cnova Brazil prepared by the Casino financial advisors and summarized in the section entitled “Special Factors—Additional Financial Advisor Materials Related to the Transactions—Casino Financial Advisor Materials—Valuation Report of the Casino Financial Advisors.” The report, which we refer to as the “MMA report,” was delivered to the audit committee of the Casino board of directors on May 10, 2016 and made available to the Casino board of directors on May 11, 2016, and stated that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations described in the MMA report, the analysis and the results presented by the Casino financial advisors in the Casino financial advisors’ valuation report were consistent with the analysis performed by MMA and that Casino financial advisors’ analysis had been conducted in accordance with the methods upon which MMA has no comments other than those summarized in the MMA report. The MMA report was prepared with the purpose of assessing the Casino financial advisors’ valuation report prepared by the Casino financial advisors. The MMA report makes no comment on whether or not the Reorganization is fair to any shareholder or other stakeholder of Cnova or Casino, either from a financial point of view or otherwise. Evaluating the fairness of the Reorganization was not part of the scope of work of MMA. MMA did not perform such work and holds no view on the fairness of the Reorganization to Cnova’s or Casino’s shareholders or other stakeholders. Cnova shareholders are urged to read the MMA report carefully. It does not constitute a fairness opinion, as that term is defined by the AMF or otherwise. The MMA report, a copy of which has been filed with the SEC as Exhibit (c)(4) to the Transaction Statement, and is incorporated herein by reference, is subject to the assumptions, limitations, qualifications and conditions described therein.

MMA prepared its report for the sole use by and benefit of the Casino board of directors. MMA has advised Casino that it does not believe any person other than the Casino board of directors has the legal right to rely on the report. MMA would likely assert the substance of this view and the disclaimer described above as a defense to claims and allegations, if any, that might hypothetically be brought or asserted against it by any persons or entities other than the Casino board of directors with respect to its valuation report and its financial analyses thereunder. MMA bases its belief that no person other than the Casino board of directors may rely on its valuation report on the limited nature of MMA’s contractual duty to Casino. MMA is not aware of any controlling precedent that would create a statutory or common law right for persons other than the Casino board of directors to rely on the valuation report. In the absence of controlling precedent, the ability of a shareholder to rely on the valuation report would be resolved by a court of competent jurisdiction. Any resolution by a court of competent jurisdiction as to this question would have no effect on the rights and responsibilities of the Casino board of directors under applicable law or on the rights and responsibilities of either MMA or the Casino board of directors under federal securities laws.

In connection with delivering the report and performing the related financial analyses, MMA reviewed, among other things:

•	a draft of the MoU;
•	annual reports to shareholders of Cnova for the two fiscal years ended December 31, 2014;
•	all interim reports to shareholders of Cnova since the initial public offering of Cnova through December 31, 2015;
•	certain other communications from Cnova to its shareholders including press releases;
•	certain publicly available research analyst reports for Cnova; and
•	the Cnova business plan, as adjusted by MMA for taxes, assuming a normative tax rate of 34.4% for Cdiscount and of 34% for Cnova Brazil, and the Cnova estimated synergies, each as discussed in the section entitled “Special Factors—Certain Cnova Unaudited Financial Projections.”

MMA also participated in discussions with members of the senior managements of Cnova, Via Varejo and Casino regarding their assessment of the strategic, economic and financial rationale for, and the potential benefits of, the Reorganization, including their assessment of the Cnova estimated synergies, different options considered for the implementation of the Reorganization, and the past and current business operations, financial condition and future prospects of Cnova, Cnova Brazil and Cdiscount; reviewed the reported price and trading activity for Cnova ordinary shares; and performed such other studies and analyses, and considered such other factors, as MMA deemed appropriate.

For purposes of delivering the MMA report, MMA relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, MMA assumed that the Cnova business plan represented a reasonable basis upon which to evaluate the business and financial prospects of Cnova, Cnova Brazil and Cdiscount. MMA also assumed that the Cnova estimated synergies had been reasonably prepared by Cnova management on a basis reflecting the best currently available estimates and judgments of Cnova’s management. MMA had not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of Cnova, Cnova Brazil, Cdiscount or any of their respective subsidiaries and MMA had not been furnished with any such evaluation or appraisal. MMA assumed that all governmental, regulatory or other consents and approvals necessary for the completion of the Reorganization would be obtained without any adverse effect on Cnova, Cnova Brazil or Cdiscount or on the expected benefits of the Reorganization in any way meaningful to its analysis. MMA assumed that the Reorganization would be consummated on the terms set forth in the draft MoU reviewed by it, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

The MMA report did not address the underlying business decision of Casino or Cnova to engage in the Reorganization, or the relative merits of the Reorganization as compared to any strategic alternatives that may be available to Casino or Cnova, or the decision of Cnova’s board of directors to determine that the Reorganization was in the interests of Cnova and its shareholders or recommend the Reorganization to holders of Cnova ordinary shares; nor did it address any legal, tax, regulatory or accounting matters. MMA did not express any view on any other term or aspect of the MoU or the Reorganization or any term or aspect of any other agreement or instrument contemplated by the MoU or entered into or amended in connection with the Reorganization, including the form or structure of the Reorganization or the likely timeframe in which the Reorganization will be consummated. The report was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to MMA as of, the date of the report and MMA assumed no responsibility for updating, revising or reaffirming the report based on circumstances, developments or events occurring after the date of the report, it being understood that subsequent developments may affect the report and the assumptions used in preparing it. In particular, the financial impact of the then ongoing investigation of the inventory management issues at Cnova’s Brazilian distribution centers and the related accounts payable, accounts receivable and other matters was reflected, at that time, in Cnova’s historical financial statements as having a combined negative impact on the recurring operating income of €48 million. The actual financial impact of the investigation on Cnova’s historical financial statements may ultimately be different. In addition, the draft of the MoU reviewed by MMA was not finalized at the time that MMA performed its analysis.

The following is a summary of the material analyses performed by MMA in connection with its report rendered to Casino.

Selected Valuation Approach

Similar to the approach adopted by the Casino financial advisors with respect to the Casino financial advisors’ valuation report, MMA’s analysis focused on a sum of the parts valuation of Cnova, based on a discounted cash flow analysis for each of Cnova Brazil and Cdiscount without giving effect to the Reorganization and the discounted cash flow analysis of the Cnova estimated synergies. The Cnova business plan, as far as it related to Cdiscount, and the related valuation included French and international operations of Cdiscount outside of Brazil, excluding operations in Vietnam and Thailand, which were classified as discontinued operations.

MMA selected the discounted cash flow valuation approach because (i) this method was deemed to approximate the intrinsic value of Cnova and (ii) other common valuation methods were deemed unreliable because (a) Cnova’s share price was negatively affected by its operational performance and the Brazilian macroeconomic climate, (b) analysts’ target price for Cnova ordinary shares demonstrated wide disparity, (c) Cdiscount and Cnova Brazil experienced negative adjusted EBITDA resulting in any approach with reference to listed comparable companies ineffective and (d) there was a lack of comparable transaction in Cnova’s industry.

Discounted Cash Flow Analysis

(i)   Cnova, Cnova Brazil and Cdiscount discounted cash flow disregarding the Reorganization

In its analysis, MMA first calculated the estimated net present value of:

•	the stand-alone free cash flow of each of Cnova Brazil and Cdiscount; and
•	the terminal value of each of Cnova Brazil and Cdiscount.

MMA calculated the stand-alone free cash flow of each of Cnova Brazil and Cdiscount as EBITDA adjusted for tax, change in working capital, factoring costs, estimated pro forma overhead costs to remain in Cnova Brazil and Cdiscount and capital expenditures in each case that Cnova Brazil and Cdiscount were projected to incur during the time period from January 1, 2016 to December 31, 2024, based on the Cnova business plan as extrapolated by MMA until 2024. MMA used an exchange rate of 1.13 U.S. dollars per euro to translate Cnova business plan as far as it related to Cdiscount from euros into U.S. dollars. MMA used an exchange rate of 3.56 reals per U.S. dollar to translate the Cnova estimated synergies from reals into U.S. dollars.

MMA, using its professional judgment and expertise, calculated a range of terminal values for Cnova Brazil and Cdiscount at the end of the forecast period by applying a perpetual growth rate ranging from 4.0% to 5.0% for Cnova Brazil (based on the long-term inflation rate in Brazil estimated by the IMF) and 1.6% to 2.6% for Cdiscount (based on the long-term inflation rate in France estimated by the IMF), in each case of the free cash flow for the terminal period based on the Cnova business plan.

The free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 14.0% to 15.0% for Cnova Brazil and 7.0% to 8.0% for Cdiscount, which were based on their respective weighted average costs of capital as calculated by MMA in its professional judgment.

MMA used the sum of the present value ranges of future cash flows and terminal values of each of Cnova Brazil and Cdiscount to calculate a range of implied enterprise values. MMA then subtracted from such sum the net debt, pension provisions, non-controlling interests, certain other provisions relating to litigation and other liabilities and charges and added the value of the deferred tax assets, in each case as of December 31, 2015, to calculate the implied equity value. As a result, MMA arrived at the following ranges of implied equity value:

•	Cnova Brazil: US$353 million to US$507 million, with US$422 million being the midpoint of the range;
•	Cdiscount: US$1,421 million to US$2,060 million, with US$1,683 million being the midpoint of the range; and
•	Cnova sum of the parts: US$1,774 million to US$2,566 million, with US$2,105 million being the midpoint of the range.

Based on 443 million diluted Cnova ordinary shares outstanding as at April 8, 2016, MMA determined a range for the Cnova consolidated implied equity value per diluted Cnova share of US$4.01 to US$5.80, with US$4.76 being the midpoint of the range.

(ii)   Synergies Discounted Cash Flow

MMA performed a discounted cash flow analysis of the Cnova estimated synergies to calculate the estimated net present value of:

•	the free cash flows from synergies (calculated as EBITDA adjusted for tax, for the time period from January 1, 2016 to December 31, 2024, based on the Cnova estimated synergies projection prepared by Cnova management for the period from January 1, 2016 to December 31, 2028 as extrapolated by MMA until 2024); and

•	the terminal value of the Cnova estimated synergies.

MMA used exchange rate of 3.56 reals per U.S. dollar to translate the Cnova estimated synergies from reals into U.S. dollars.

MMA, using its professional judgment and expertise, calculated a range of terminal values for the Cnova estimated synergies at the end of the forecast period by applying a perpetual growth rate of 4.47% of the free cash flow of the Cnova estimated synergies for the terminal period based on the long-term inflation rate in Brazil estimated by the IMF. The free cash flow and the range of terminal values were then discounted to present values using discount rate of 17.9%, which was based on Via Varejo’s weighted average cost of capital (as calculated by MMA in its professional judgment), adjusted for the execution risk by 300 basis points.

Based on this analysis, MMA arrived at the present value of the Cnova estimated synergies of US$232 million. For purposes of this analysis, MMA, in consultation with the Cnova management, assumed that the value of the Cnova estimated synergies generated by the Reorganization should be divided equally between Via Varejo and Cnova.

Purchase Price Computation

The Reorganization Agreement defines the cash balancing payment as the “Cash Purchase Price” and for purposes of its analysis, MMA referred to the cash balancing payment as the “purchase price.” Pursuant to the terms of the Reorganization, the purchase price is payable by Via Varejo to Cnova based on the difference in the implied valuation of Cnova Brazil post-Reorganization and the implied value of Via Varejo’s 21.9% stake in Cnova, with the Reorganization being reflected in such Cnova valuation on a pro-forma basis. For purposes of calculating the purchase price, MMA used the ranges of the implied equity value of Cnova Brazil and Cdiscount and the present value of the Cnova estimated synergies, in each case as discussed above.

MMA calculated the post-Reorganization valuation range of Cnova Brazil to be as follows:

•	Low end: US$469 million, being the sum of the value of Cnova Brazil on a stand-alone basis (US$353 million) and 50% of the Cnova estimated synergies (US$116 million);
•	Mid-point: US$538 million, being the sum of the value of Cnova Brazil on a stand-alone basis (US$422 million) and 50% of the Cnova estimated synergies (US$116 million); and
•	High end: US$623 million, being the sum of the value of Cnova Brazil on a stand-alone basis (US$507 million) and 50% of the Cnova estimated synergies (US$116 million).

MMA then calculated the valuation range of Cnova to be as follows:

•	Low end: US$1,890 million, being the sum of the value of Cnova Brazil post-Reorganization (US$469 million) and the value of Cdiscount on a stand-alone basis (US$1,421 million);
•	Mid-point: US$2,221 million, being the sum of the value of Cnova Brazil post-Reorganization (US$538 million) and the value of Cdiscount on a stand-alone basis (US$1,683 million); and
•	High end: US$2,682 million, being the sum of the value of Cnova Brazil post-Reorganization (US$623 million) and the value of Cdiscount on a stand-alone basis (US$2,060 million).

Based on this analysis, the value of Via Varejo’s 21.9% ownership stake of Cnova was calculated to be in the range of US$414 million to US$588 million with US$487 million being the mid-point of the range. This valuation range indicated a purchase price range of US$54 million to US$34 million with US$51 million being the purchase price based on mid-point of the valuation range.

Implied Post-Reorganization Valuation of Cnova

MMA calculated the implied post-Reorganization valuation range of Cnova to be as follows:

•	Low end: US$4.24 per share based on the implied equity value of Cdiscount of US$1,421 million, the purchase price of US$54 million, the projected tax impact of the Reorganization and the 346 million diluted Cnova ordinary shares projected to be outstanding post-Reorganization as a result of retirement of the Cnova ordinary shares held by Via Varejo;

•	Mid-point: US$4.99 per share based on the implied equity value of Cdiscount of US$1,683 million, the purchase price of US$51 million, the projected tax impact of the Reorganization and the 346 million diluted Cnova ordinary shares projected to be outstanding post-Reorganization as a result of retirement of the Cnova ordinary shares held by Via Varejo; and
•	High end: US$6.04 per share based on the implied equity value of Cdiscount of US$2,060 million, the purchase price of US$34 million, the projected tax impact of the Reorganization and the 346 million diluted Cnova ordinary shares projected to be outstanding post-Reorganization as a result of retirement of the Cnova ordinary shares held by Via Varejo.

General

MMA was engaged by Casino to prepare its report, among other services as a financial advisor to the Casino board of directors in connection with the Reorganization, primarily because of its knowledge of Cnova, Cnova Brazil and eCommerce markets in France and Brazil, its reputation and experience in providing financial advice in transactions similar to the Reorganization and other strategic transactions, in particular, involving companies listed in Paris and the United States (such as Cnova), and its experience with valuation of businesses and securities.

For various services performed during the two-year period preceding the delivery of the MMA report MMA received from Casino Group financial advisory fees of approximately US$3.8 million, excluding compensation in connection with the Reorganization.

MMA is expected to receive customary compensation in connection with its services as financial advisor in connection with the Reorganization. MMA’s fees for this engagement will be approximately US$0.9 million, with up to an additional US$1.1 million which may be paid to MMA in Casino’s sole discretion. This fee arrangement reflects market practices for similar engagements and Casino’s assessment of the value of the services performed by MMA in connection with the Reorganization.

Copies of the MMA report dated May 10, 2016 are available for inspection and copying at the principal executive offices of Cnova during regular business hours by any interested holder of Cnova ordinary shares or their representative who has been so designated in writing.

THE FILING PARTIES

Cnova N.V.

Cnova is a Netherlands public limited liability company (naamloze vennootschap) incorporated on May 30, 2014 under Dutch law. Cnova holds one of the leading eCommerce companies in France and serves 7.9 million active customers via its state-of-the-art website, Cdiscount. Cnova’s product offering of more than 19 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. The address of Cnova’s principal executive office and the phone number of its investor relations department are:

Cnova N.V.
WTC Schiphol Airport
Tower D, 7th Floor
Schiphol Boulevard 273
1118 BH Schiphol
The Netherlands
Tel.: +31 20 795 06 71

Cnova’s shares are listed on the NASDAQ Global Select and Euronext Paris stock exchanges under the ticker symbol “CNV.” For additional information regarding Cnova, see the section entitled “Important Information Regarding Cnova.”

Casino, Guichard-Perrachon

Casino and its group of affiliated companies is a leading food retailer in France and abroad. The Casino banner dates back to 1898, when Geoffroy Guichard created Société des Magasins du Casino and opened its first store in Veauche in central France. Since its humble beginnings, Casino Group has flourished and grown into an international leader in food, boasting, as of December 31, 2015, a total of 15,344 retail stores in various formats, across various channels. In furtherance of its flagship international retail operations, Casino Group has also developed other businesses connected with retail, such as financial services and commercial real estate. The address of Casino’s headquarters and the phone number of its investor relations department are:

Casino, Guichard-Perrachon
1, Cours Antoine Guichard, BP 306
42000 Saint-Étienne – FRANCE
Tel.: +33 4 77 45 31 31

Retail Operating Segments. Historically, five segments have comprised Casino’s retail operations:

•	France Retail. In fiscal year 2015, the France Retail segment accounted for 41% of net sales and 23% of trading profit and, as of December 31, 2015, operated nearly 10,000 retail stores: (i) 117 Géant Casino hypermarkets; (ii) 408 Casino Supermarkets; (iii) 867 Franprix stores; (iv) 698 premium stores (Monoprix); (v) 810 discount stores (Leader Price); (vi) 6,916 convenience stores; and (vii) 146 stores in the Indian Ocean region (Vindémia).
•	LatAm Retail and LatAm Electronics. LatAm Retail and LatAm Electronics comprise Casino Group’s Latin American retail operations and span four countries: Brazil, Colombia, Argentina and Uruguay. In 2015, LatAm Retail and LatAm Electronics accounted for 32% and 11% of net sales and 49% and 19% of trading profit, respectively.
•	Asia. On December 15, 2015, Casino announced a strategic delivering plan for the Casino Group which included plans to exit its Asian retail operations. On February 7, 2016, Casino agreed to sell its 58.6% stake in Big C Thailand to TCC Group for €3.1 billion, excluding debt, and on April 29, 2016, Casino agreed to sell its Big C Vietnam business to Thai conglomerate Central Group for €1 billion, including debt.
•	eCommerce. In 2014, the Casino Group created Cnova to regroup and centralize its eCommerce activities. Cnova launched an initial public offering on NASDAQ under the ticker symbol “CNV” in November of the same year. As part of the reorganization transaction, Casino and Intermarché also signed a purchasing cooperation agreement effective from 2015.

Casino’s shares are listed on the Euronext Paris stock exchange (Compartment A) under the ticker symbol “CO.”

Companhia Brasileira de Distribuição

CBD is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale, as well as electronic channels. Established in 1948 and headquartered in São Paulo, CBD operates in 20 Brazilian states and the Federal District. The address of CBD’s principal executive office and the phone number of its investor relations department are:

Companhia Brasileira de Distribuição
Av. Brigadeiro Luís Antônio, 3235
Jardim Paulista CEP 01402-901
São Paulo SP Brazil
Tel.: +55 11 3886-0533

CBD Business Units. In order to better serve consumers across CBD’s diversified shopping experiences, CBD employs a multi-business and multi-channel platform with brick-and-mortar stores and eCommerce operations divided into five business units.

•	Multivarejo. Multivarejo operates CBD’s supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners.
•	Assaí. Assaí operates in the cash-and-carry wholesale segment.
•	Via Varejo. Via Varejo is a brick and mortar electronics and home appliances retailer operating under the name Casas Bahia and Pontofrio banners.
•	GPA Malls. GPA Malls is responsible for managing the real estate assets, expansion projects and new store openings; and Cnova, its eCommerce segment, which consists of Cnova Brazil, Cdiscount in France and their international websites.

CBD’s common shares and preferred shares are listed on the São Paulo Stock Exchange under the ticker symbols “PCAR3” and “PCAR4,” respectively, and its American Depository Receipts are listed on the New York Stock Exchange under the ticker symbol “CBD.”

THE OFFERS

Context of the Offers; Overview of the Cnova Brazil Reorganization

Context of the Offers

The Offers are the second and final transaction in a series of two transactions that together constitute a “going private” transaction, as such term is used in Rule 13e-3 of the Exchange Act. The first transaction in the series was the Reorganization, which was completed on October 31, 2016. In connection with its evaluation of the Reorganization and Negotiation of the Reorganization Agreement, and, particularly in connection with its evaluation of the fairness of any potential reorganization transaction to the unaffiliated Cnova shareholders, the Cnova transaction committee and Cnova board of directors bargained for an undertaking from Casino to launch the Offers so that unaffiliated Cnova shareholders would be presented with the ability to either elect to retain their interests in Cnova following the completion of the Reorganization or, instead, to tender their Cnova ordinary shares in the Offers and thereby receive a cash payment at an attractive premium. See the sections entitled “Special Factors—Background of the Transaction” and “Transaction Agreements Related to the Offers—The Casino-Cnova Undertakings Letter.”

Overview of the Cnova Brazil Reorganization

Cnova and Via Varejo agreed, pursuant to the Reorganization Agreement, to a series of transactions that ultimately resulted in Via Varejo becoming the owner of substantially all of the assets and liabilities of Cnova Brazil. As a result of the Reorganization, Cnova received:

•	all of the Cnova ordinary shares previously held indirectly by Via Varejo (representing approximately 21.9% of Cnova’s share capital as of immediately prior to completion of the Reorganization on October 31, 2016);
•	a cash balancing payment of approximately R$16.5 million, which, pursuant to the terms of the Reorganization Agreement, was subsequently adjusted to R$20.4 million at closing (an increase of approximately R$3.9 million) in connection with the completion of the Reorganization to reflect the working capital and net indebtedness levels of Cnova Brazil as of such time, and was further adjusted after the closing to R$43.3 million (an increase of approximately R$22.9 million from the initial adjusted amount at closing); and
•	the special voting shares underlying the special voting depository receipts that were previously held by a wholly owned subsidiary of Via Varejo.

In addition, on November 7, 2016, Via Varejo caused Cnova Brazil to repay to R$527.0 million in consideration of the outstanding loan obligations owed by Cnova Brazil to Cnova and Cnova Finança, together with all interest and other accrued amounts as of the time of repayment. As a result of the Reorganization, Via Varejo became the sole shareholder of Cnova Brazil and is no longer a Cnova shareholder.

Terms of the U.S. Offer

Subject Securities of the U.S. Offer

Pursuant to the U.S. Offer, Casino hereby offers to purchase all outstanding Cnova ordinary shares held by U.S. holders (within the meaning of Exchange Act Rule 14d-1(d)) for US$5.50 per Cnova ordinary share, net to the seller in cash, less any applicable withholding tax.

The price to be paid by Casino per Cnova ordinary share pursuant to the French Offer will be the euro equivalent of U.S.$5.50 calculated by using the WM/Reuters spot exchange rate for euros per U.S. dollar at 5:00pm Paris time on the first French business day following expiration of the French Offer.

Dual Offer Structure

Casino’s tender offer to acquire all of the publicly held outstanding Cnova ordinary shares is being made through two separate offers that will, unless otherwise required by applicable laws, close simultaneously:

•	a U.S. offer open to U.S. holders of Cnova ordinary shares; and

•	a French Offer open to holders of Cnova ordinary shares located anywhere outside of the United States, subject to the local laws and regulations applicable to those holders.

Together, the Offers are being made for all issued and outstanding Cnova ordinary shares. All offers to purchase and purchases made pursuant to the French Offer will be made outside of the United States. The Offers are being made on substantially similar economic terms and otherwise on substantially similar terms except as required by applicable U.S. and French law, as described in greater detail below.

Pursuant to the U.S. Offer, Casino is offering to acquire all outstanding Cnova ordinary shares held by U.S. holders (within the meaning of Exchange Act Rule 14d-1(d)). Non-U.S. holders of Cnova ordinary shares who are permitted to participate in the French Offer pursuant to the local laws and regulations applicable to those holders may tender their Cnova ordinary shares only into the French Offer. U.S. holders of Cnova ordinary shares may tender their Cnova ordinary shares only into the U.S. Offer.

The U.S. Offer complies with U.S. law and practice and is being conducted in compliance with U.S. Federal securities laws, including Regulation 14D and Regulation 14E promulgated under the Exchange Act.

The French Offer is subject to the rules and regulations of the AMF, which provide a comprehensive scheme for the regulation of French tender offers and trading in French markets. Most notably, the French Offer is subject to the Règlement General of the AMF, which we refer to as the “General Regulations.” Because Casino already owns, directly or indirectly, more than 50% of Cnova’s equity and voting securities, the French Offer is being conducted pursuant to the “simplified procedures” of Article 233-1(1°) of the General Regulation, which we refer to as the “Simplified French Offer Procedures,” except to the extent of any relief from such requirements which may be granted by the AMF.

Expiration Date of the U.S. Offer

Upon the terms and subject to the conditions of the U.S. Offer (including, if the U.S. Offer is extended or amended, the terms and conditions of any extension or amendment), Casino will accept for payment and pay for all Cnova ordinary shares validly tendered and not properly withdrawn prior to the Expiration Date in accordance with the procedures set forth in section entitled “The Offers—Terms of the U.S. Offer—Withdrawal Rights.” The U.S. Offer will expire at 5:00 PM, New York City time, on January 25, 2017, unless Casino elects to extend the period of time during which the U.S. Offer is open, in which event the Expiration Date shall be the latest time and date at which the U.S. Offer, as extended, expires.

The French Offer will, like the U.S. Offer, commence on December 27, 2016. Generally, tender offers conducted pursuant to Simplified French Offer Procedures are only open for 10 French trading days. However, in its avis de conformité, issued on December 22, 2016, the AMF set the duration of the French Offer at 22 French trading days so that the French Offer would also expire on January 25, 2017, the date that the U.S. Offer is currently expected to expire.

Extension of and Amendments to the U.S. Offer; Material Changes and Announcements

Extension of the U.S. Offer.

Subject to applicable rules and regulations of the SEC and to French law and regulations, Casino expressly reserves the right to (but is not obligated to), at any time and from time to time, extend the period during which the U.S. Offer is open and thereby delay acceptance for payment of, and payment for, any Cnova ordinary shares, by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension in accordance with applicable rules and regulations of the SEC and French law and regulations. There can be no assurance that Casino will extend the U.S. Offer. During any extension of the U.S. Offer, all Cnova ordinary shares tendered and not withdrawn will remain subject to the U.S. Offer and subject to withdrawal rights. Casino currently intends that the U.S. Offer and French Offer will expire on the same day.

The French Offer is currently scheduled to expire on the same day as the Expiration Date. However, under French law, the duration of the French Offer is determined in the sole discretion of the AMF. If the French Offer is extended in accordance with French Law, Casino currently intends to extend the U.S. Offer so that the Offers will nonetheless expire on the same day.

Amendments to the U.S. Offer

Casino expressly reserves the right to (but is not obligated to), at any time or from time to time in its sole discretion, modify or amend the terms and conditions of the U.S. Offer in any respect and, subject to the applicable rules and regulations of the SEC and to French law and regulations, to terminate the U.S. Offer and not accept for payment any Cnova ordinary shares by giving oral or written notice of such termination to the Depositary and by making a public announcement of such termination in accordance with applicable rules and regulations of the SEC and French law and regulations. Notwithstanding the preceding sentence, Casino has, pursuant to the Casino-Cnova Undertakings Letter, agreed not to and will not decrease the price per Cnova ordinary share payable in the U.S. Offer, reduce the number of Cnova ordinary shares sought to be purchased in the U.S. Offer nor impose any conditions on the U.S. Offer or terminate the U.S. Offer.

Casino reserves the right, subject to applicable rules and regulations of the SEC, to delay acceptance for payment of, or payment for, Cnova ordinary shares in order to comply, in whole or in part, with any applicable law. This reservation of rights is subject to the provisions of Exchange Act Rule 14e-1(c) which requires Casino to pay the consideration offered or to return Cnova ordinary shares deposited by or on behalf of tendering Cnova shareholders promptly after the termination of the U.S. Offer.

Casino generally may decide, in its sole discretion, to increase the consideration offered in the U.S. Offer. If, Casino elects to increase the consideration offered in either Offer, such increased consideration will be paid to all holders of Cnova ordinary shares that are purchased pursuant to both Offers, whether or not such Cnova ordinary shares were tendered prior to announcement of such increase. See the section entitled “The Offers—Acceptance for Payment, Return of and Payment for Cnova Ordinary Shares.”

Material Changes

If Casino makes a material change to the terms of or the information concerning the U.S. Offer, or if Casino waives a material condition of the U.S. Offer, Casino will disseminate additional tender offer materials and extend the U.S. Offer as required under Exchange Act Rules 14d-4(d)(1), 14d-6(c) and 14e-1 or otherwise. The minimum period during which the U.S. Offer must remain open following material changes to the terms of or the information concerning the U.S. Offer, other than a change in the consideration offered, will depend upon the facts and circumstances, including the materiality of the terms or information changes.

Announcements

Any extension or amendment of the U.S. Offer, or any delay in acceptance for payment or termination of the U.S. Offer will be followed, as promptly as practicable, by public announcement thereof in accordance with the public announcement requirements of Exchange Act Rules 14d-4(d)(1), 14d-6(c) and 14e-1(d) (subject to any exceptive relief therefrom that may be granted by the SEC under Exchange Act Rule 14d-1(d)). Any announcement of an extension will be issued prior to 9:00am, New York City time, on the next business day after the previously scheduled Expiration Date and will, in accordance with the regulations of the SEC, include the approximate number of Cnova ordinary shares tendered into the U.S. Offer as of that date. Without limiting its obligations under applicable rules of the SEC, Casino currently intends to make announcements by issuing a press release through a major newswire and making any appropriate filing with the SEC.

Casino generally expects that the AMF will publish the definitive results of the French Offer four French trading days following the Expiration Date.

Acceptance for Payment; Return of and Payment for Cnova Ordinary Shares

Acceptance for Payment

At the Expiration Date, Casino will accept for payment all Cnova ordinary shares validly tendered into the U.S. Offer that are not validly withdrawn prior to such time, which we refer to as “validly tendered Cnova ordinary shares.” Amounts in respect of validly tendered Cnova ordinary shares will be paid by Casino in U.S. dollars out of immediately available funds promptly following publication by the AMF of the definitive results of the French Offer by its issuance of an avis de résultat définitif. The AMF is expected to publish definitive results of the French Offer four French trading days following the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Casino expressly reserves the right to delay payment for validly tendered Cnova ordinary shares in order to comply in whole or in part with any applicable law.

In all cases, Casino will pay for validly tendered Cnova ordinary shares only after timely receipt by the Depositary of (i) certificates evidencing such Cnova ordinary shares (which we refer to as the “Certificates”) or confirmation of a book-entry transfer of such Cnova ordinary shares (which we refer to as a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (which we refer to as “DTC”) pursuant to the procedures set forth in the section entitled “The Offers—Terms of the U.S. Offer—Procedure for Accepting the U.S. Offer and Tendering Cnova Ordinary Shares”; (ii) the letter of transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the letter of transmittal and (iii) any other documents required by the letter of transmittal. Accordingly, tendering Cnova shareholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Cnova ordinary shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation that states that DTC has received an express acknowledgment from the participant in DTC tendering the Cnova ordinary shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that Casino may enforce such agreement against such participant.

For purposes of the U.S. Offer, Casino will be deemed to have accepted for payment, and thereby purchased, validly tendered Cnova ordinary shares if and when Casino gives oral or written notice to the Depositary of its acceptance for purchase of such Cnova ordinary shares pursuant to the U.S. Offer. Upon the terms and subject to the conditions of the U.S. Offer, payment for Cnova ordinary shares accepted for purchase pursuant to the U.S. Offer will be made by deposit of the Offer price for such accepted Cnova ordinary shares as promptly as possible on or following the date of publication by the AMF of the definitive results of the French Offer with the Depositary which will act as paying agent for tendering U.S. holders of Cnova ordinary shares. If Casino extends the U.S. Offer, is delayed in its acceptance for payment of Cnova ordinary shares or is unable to accept Cnova ordinary shares for payment pursuant to the U.S. Offer for any reason, then, without prejudice to Casino’s rights under the U.S. Offer, the Depositary may retain tendered Cnova ordinary shares on Casino’s behalf, and such Cnova ordinary shares may not be withdrawn except to the extent that tendering Cnova shareholders are entitled to withdrawal rights as described herein in the section entitled “The Offers—Terms of the U.S. Offer—Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Casino pay interest on the U.S. Offer price for Cnova ordinary shares by reason of any extension of the U.S. Offer, the Offers or any delay in making such payment for Cnova ordinary shares.

If any tendered Cnova ordinary shares tendered by U.S. holders are not accepted for purchase for any reason pursuant to the terms and conditions of the U.S. Offer, or if Certificates are submitted evidencing more Cnova ordinary shares than are tendered, Certificates evidencing unpurchased Cnova ordinary shares will be returned, without expense to the tendering Cnova shareholder (or, in the case of Cnova ordinary shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in the section entitled “The Offers—Terms of the U.S. Offer—Procedure for Accepting the U.S. Offer and Tendering Cnova Ordinary Shares,” such Cnova ordinary shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the U.S. Offer.

Procedure for Accepting the U.S. Offer and Tendering Cnova Ordinary Shares

Delivery of U.S. Offer Materials to Cnova Shareholders Located in the United States

This offer to purchase, the related letter of transmittal, the related forms of acceptance for Cnova ordinary shares and other related materials will be mailed to registered holders of Cnova ordinary shares identified by Cnova as being located within the United States and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on a shareholder list for Cnova ordinary shares or, if applicable, who are listed as participants in a clearing agency’s security position listing for the Cnova ordinary shares for subsequent transmittal to beneficial owners, and in each case are identified by Cnova as being located in the United States.

Valid Tenders

In order for a U.S. holder to validly tender his or her Cnova ordinary shares pursuant to the U.S. Offer, the letter of transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the letter of transmittal) and any other documents required by the letter of transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase and either (i) the Certificates evidencing tendered Cnova ordinary shares must be received by the Depositary at such address or (ii) such Cnova ordinary shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer

The Depositary will establish an account with respect to the Cnova ordinary shares at DTC for purposes of the U.S. Offer within two business days after the date of this offer to purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Cnova ordinary shares by causing DTC to transfer such Cnova ordinary shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Cnova ordinary shares may be effected through book-entry transfer at DTC, either the letter of transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the letter of transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If a U.S. holder of Cnova ordinary shares pursuant to the U.S. Offer and cannot deliver such Cnova ordinary shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, a U.S. holder of Cnova ordinary shares may nevertheless tender such Cnova ordinary shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as described below);
•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by Casino with this offer to purchase is received by the Depositary (as provided below) by the Expiration Date; and
•	the Certificates for all such validly tendered Cnova ordinary shares (or a confirmation of a book-entry transfer of such Cnova ordinary shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed letter of transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Guarantee of Signatures. No signature guarantee is required on the letter of transmittal if:

•	the letter of transmittal is signed by the registered holder(s) (which term, for purposes of this section, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Cnova ordinary shares) of the Cnova ordinary shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the letter of transmittal; or
•	the Cnova ordinary shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each of which we refer to as an “Eligible Institution” and, collectively, Casino refer to as “Eligible Institutions”).

In all other cases, all signatures on a letter of transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the letter of transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the letter of transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for purchase or not tendered is to be issued in, the name of a person other than the registered holder, then the Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Certificate, with the signature on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the letter of transmittal. See Instructions 1 and 5 of the letter of transmittal.

Notwithstanding any other provision of the U.S. Offer, payment for Cnova ordinary shares accepted pursuant to the U.S. Offer will in all cases only be made after timely receipt by the Depositary of (i) Certificates evidencing such Cnova ordinary shares or a Book-Entry Confirmation of a book-entry transfer of such Cnova ordinary shares into the Depositary’s account at DTC pursuant to the procedures set forth in this section, (ii) the letter of transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the letter of transmittal and (iii) any other documents required by the letter of transmittal. Accordingly, U.S. holders of Cnova ordinary shares that validly tender Cnova ordinary shares into the U.S. Offer may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Cnova ordinary shares are actually received by the Depositary.

The method of delivery of Certificates, the letter of transmittal and all other required documents, including delivery through DTC, is at the option and risk of the U.S. holder of Cnova ordinary shares tendering his or her Cnova ordinary shares, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities

The tender of Cnova ordinary shares by a U.S. holder pursuant to any one of the procedures described above will constitute the acceptance of the U.S. Offer by such tendering U.S. holder, as well as such tendering U.S. holder’s representation and warranty that (i) such Cnova shareholder has the full power and authority to tender and assign the Cnova ordinary shares tendered, as specified in the letter of transmittal, and (ii) such Cnova shareholder is permitted to participate in the U.S. Offer under applicable law and the terms of the U.S. Offer. Casino’s acceptance for payment of Cnova ordinary shares tendered pursuant to the U.S. Offer will constitute a binding agreement between the tendering Cnova shareholder and Casino upon the terms and subject to the conditions of the U.S. Offer (and if the U.S. Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Cnova ordinary shares will be determined by Casino, in its sole discretion. Casino reserves the absolute right to reject any and all tenders determined by Casino not to be in proper form or the acceptance for payment of which may, in the opinion of Casino’s counsel, be unlawful. Casino also reserves the absolute right to waive any defect or irregularity in the tender of any Cnova ordinary shares of any particular Cnova shareholder, whether or not similar defects or irregularities are waived in the case of other Cnova shareholders. No tender of Cnova ordinary shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Casino shall determine. None of Casino, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the U.S. Offer (including the letter of transmittal and the instructions thereto) will be determined by Casino in its sole discretion.

Appointment

By executing the letter of transmittal as set forth above, the tendering Cnova shareholder will irrevocably appoint designees of Casino as such Cnova shareholder’s attorneys-in-fact and proxies in the manner set forth in the letter of transmittal, each with full power of substitution, to the full extent of such Cnova shareholder’s rights with respect to the Cnova ordinary shares tendered by such Cnova shareholder and accepted for purchase by Casino and with respect to any and all other Cnova ordinary shares or other securities or rights issued or issuable in respect of such Cnova ordinary shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Cnova ordinary shares. Such appointment will be effective when, and only to the extent that, Casino accepts for payment Cnova ordinary shares tendered by such Cnova shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such Cnova shareholder with respect to such Cnova ordinary shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such Cnova shareholder (and, if given, will not be deemed effective). The designees of Casino will thereby be empowered to exercise all voting and other rights with respect to such Cnova ordinary shares and other securities or rights, including, without limitation, in respect of any ordinary or extraordinary general meeting of Cnova shareholders, actions by written consent in lieu of any such meeting or otherwise, as such representatives in their sole discretion deem proper. Casino reserves the right to require that, in order for Cnova ordinary shares to be deemed validly tendered, immediately upon our acceptance for payment of such Cnova ordinary shares, Casino or its designees must be able to exercise full voting, consent and other rights with respect to such Cnova ordinary shares and other related securities or rights, including voting at any ordinary or extraordinary general meeting of Cnova shareholders.

Withdrawal Rights

Cnova ordinary shares tendered into the U.S. Offer may be withdrawn at any time prior to the Expiration Date, and, if Casino has not made payment in respect of any Cnova ordinary shares by February 25, 2017, such Cnova ordinary shares may be withdrawn at any time until payment is made.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this offer to purchase. Any such notice of withdrawal must specify the name of the person who tendered the Cnova ordinary shares to be withdrawn, the number of Cnova ordinary shares to be withdrawn and the name of the registered holder of such Cnova ordinary shares, if different from that of the person who tendered such Cnova ordinary shares. If Certificates evidencing Cnova ordinary shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Cnova ordinary shares have been tendered for the account of an Eligible Institution. If Cnova ordinary shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the section entitled “The Offers—Terms of the U.S. Offer—Procedure for Accepting the U.S. Offer and Tendering Cnova Ordinary Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Cnova ordinary shares.

Withdrawals of Cnova ordinary shares may not be rescinded. Any Cnova ordinary shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the U.S. Offer. However, withdrawn Cnova ordinary shares may be re-tendered by again following one of the procedures described in the section entitled “The Offers—Terms of the U.S. Offer—Procedure for Accepting the U.S. Offer and Tendering Cnova Ordinary Shares,” at any time prior to the Expiration Date.

Casino will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Casino, the Depositary, the Information Agent, the Depositary or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Additional Information Regarding the Terms of the U.S. Offer

Georgeson Inc. is acting as the Information Agent for the U.S. Offer. Cnova shareholders located within the United States, as well as banks and brokerage firms may contact Georgeson by phone at (888) 206-5896 (U.S.). The back cover of this offer to purchase contains additional contact information for the Information Agent. Additionally, see the section entitled “Where You Can Find Additional Information.”

Different Terms

All U.S. holders of Cnova ordinary shares will be treated as described in the section entitled “The Offers—Terms of the U.S. Offer.”

Provisions for Unaffiliated Cnova Shareholders

No provision has been made to grant unaffiliated Cnova shareholders access to corporate files of the Filing Parties or to obtain counsel or appraisal services at the expense of the Filing Parties.

Appraisal Rights

Under Dutch law, security holders are not entitled to any appraisal rights or other similar rights in connection with the Offers.

However, if Casino and its group companies own 95% or more of the issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) of Cnova and 95% or more of the voting interests in Cnova after completion of the Offers, Casino, acting on its own or with its group companies, would have the right, but not the obligation, to initiate a buy-out procedure (uitkoopprocedure) in accordance with Article 2:92a or 2:201a of the Dutch Civil Code (which we refer to as a “statutory buy-out”) and/or a takeover buy-out procedure in accordance with Article 2:359c of the Dutch Civil Code (which we refer to as a “takeover buy-out” and, together with the statutory buy-out, as a “buy out”) in order to acquire the remaining Cnova ordinary shares not tendered and not held by Casino and its group companies or Cnova. In such procedure, the competent Dutch court will determine the price to be paid for the shares of any remaining minority shareholders of Cnova. This price per share will typically be equal to the consideration per share offered in the Offers unless there would be financial, business or other developments or circumstances that would justify a different price (including a reduction resulting from the payment of dividends) in accordance with, respectively, Article 2:92a, paragraph 5 or 2:201a, paragraph 5 or Article 2:359c, paragraph 6 of the Dutch Civil Code. Similarly, if Casino and its group companies own 95% or more of the issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) of Cnova and 95% or more of the voting interests in Cnova after completion of the Offers, each minority shareholder would have the right, but not the obligation, to institute Casino to purchase its shares against fair value through a court procedure pursuant to Article 2:359d of the Dutch Civil Code. The minority shareholder would have to file such claim with the competent Dutch court within three months after the end of the acceptance period of the Offers. Additionally, see the section entitled “Special Factors—Certain Effects of the Transactions—Potential Rights to Institute Buy-out Proceedings under Dutch Law.”

Material U.S. Federal Income Tax Consequences of the U.S. Offer

The following is a general discussion of certain material U.S. federal income tax consequences to U.S. holders (as defined below for purposes of this discussion) of the sale of Cnova ordinary shares by such U.S. holders to Casino pursuant to the U.S. Offer. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” Treasury Regulations promulgated under the Code, judicial opinions, published positions of the U.S. Internal Revenue Service, which we refer to as the “IRS,” and all other applicable authorities, all as in effect as of the date of this offer to purchase and all of which are subject to change, possibly with retroactive effect.

This discussion is limited to U.S. holders who hold their Cnova ordinary shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder in light of such holder’s particular circumstances or that may be applicable to U.S. holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, mutual funds, partnerships or other flow-through entities and their partners or members, tax-exempt organizations, U.S. expatriates, holders liable for the alternative minimum tax, U.S. holders whose functional currency is not the U.S. dollar, holders who hold their Cnova ordinary shares as part of a hedge, straddle, constructive sale or conversion transaction, holders who acquired their Cnova ordinary shares through the exercise of employee stock options or other compensation arrangements, and holders who own or have owned, directly, indirectly or constructively, 10 % or more of the total combined voting power of all classes of Cnova stock entitled to vote). Further, this discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or any state, local or non-U.S. tax consequences, nor does it address any U.S. federal tax consequences other than those pertaining to the income tax.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds Cnova ordinary shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. U.S. holders who are partners in a partnership holding Cnova ordinary shares should consult their own tax advisors.

Neither Casino nor Cnova has requested a ruling from the IRS regarding the U.S. federal income tax consequences of the U.S. Offer or any other matter related to the Transactions and, as a result, there can be no assurance that the IRS will not disagree with any of the conclusions described below.

HOLDERS OF CNOVA ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE U.S. OFFER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS. THIS DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE U.S. OFFER IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Cnova ordinary shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The sale of Cnova ordinary shares for cash pursuant to the U.S. Offer will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder that exchanges its Cnova ordinary shares for cash pursuant to the U.S. Offer will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received pursuant to the U.S. Offer and such U.S. holder’s adjusted tax basis in the Cnova ordinary shares exchanged therefor. A U.S. holder’s adjusted tax basis in a Cnova ordinary share generally will be equal to the cost of such ordinary share. Gain or loss must be calculated separately for each block of Cnova ordinary shares exchanged by such U.S. holder if such blocks were acquired at different times or different prices. Any gain or loss so recognized generally will be long-term capital gain or loss if the U.S. holder’s holding period in a particular block of Cnova ordinary shares exceeds one year as of the date of the exchange. Long-term capital gains of certain non-corporate holders, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

If Cnova were characterized as a “passive foreign investment company,” which we refer to as a “PFIC,” for U.S. federal income tax purposes, such characterization could result in adverse tax consequences to U.S. holders, and U.S. federal income tax consequences different from those described above may apply. For example, in such event any gain realized by a U.S. holder on the disposition of Cnova ordinary shares may be treated as ordinary income earned pro rata over such U.S. holder’s holding period, taxed at the maximum rates applicable during the years in which such income is deemed earned and subject to punitive interest charges. A non-U.S. corporation will be classified as a PFIC if, after the application of certain “look-through” rules, (i) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the Code or (ii) at least 50% of the average quarterly value of its assets produces “passive income” or is held for the production of “passive income.” Cnova has not made a determination as to whether it is, ever has been, or as a result of the Reorganization will be, a PFIC. U.S. holders should consult their tax advisors regarding the potential application of the PFIC rules to their disposition of Cnova ordinary shares pursuant to the U.S. Offer.

Information Reporting and Backup Withholding

Information reporting and backup withholding may apply to cash paid to U.S. holders in exchange for Cnova ordinary shares pursuant to the U.S. Offer. Backup withholding (currently, at a rate of 28%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number and other required information (generally, on IRS Form W-9 provided to the applicable withholding agent or the U.S. holder’s broker) or fails to establish that such U.S. holder is otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, if any, provided such holder timely furnishes the required information to the IRS.

Required Regulatory Approvals

Except as set forth in this offer to purchase, Casino is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Casino’s acquisition of or ownership of the Cnova ordinary shares based on the terms, conditions and scope of the Offers as set forth in this offer to purchase and the French Offer documents. Should any such approval or other action be required, Casino currently expects that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it would be obtained without substantial conditions or that adverse consequences might not result to Cnova’s or Casino’s business, or that certain parts of Cnova’s or Casino’s business might not have to be disposed of or held separate in the event that such approvals were not obtained or such other actions were not taken. In addition to any approval or action by governmental, administrative or regulatory agencies, certain existing significant contractual arrangements of Cnova may be subject to the receipt of consents of counterparties in connection with the Offers. There can be no assurance that such consents will be obtained.

Anticipated Accounting Treatment of the Transactions

For Cnova, the Reorganization is expected to constitute a significant disposition to be reported as a discontinued activity in accordance with IFRS 5.

Persons/Assets, Retained, Employed, Compensated or Used

American Stock Transfer and Trust Company is acting as the Depositary for the U.S. Offer and will receive customary compensation for its services. Casino has agreed to reimburse the Depositary for certain reasonable fees and expenses, and to indemnify the Depositary against certain specified liabilities, including certain liabilities under the U.S. federal securities laws. Georgeson Inc. is acting as the information agent for the U.S. Offer and will receive customary compensation for its services. Casino has agreed to reimburse the information agent for certain reasonable fees and expenses, and to indemnify the information agent against certain specified liabilities, including certain liabilities under the U.S. federal securities laws. The information agent may contact U.S. holders of Cnova ordinary shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the U.S. Offer to beneficial owners of Cnova ordinary shares located within the United States.

Pursuant to French law, the French Offer must be made by a licensed broker or dealer on behalf of Casino. Consequently, Casino appointed J.P. Morgan to act as “établissement présentateur” or “presenting bank” solely for the French Offer and J.P. Morgan is making the French Offer on behalf of Casino and will receive customary compensation for its services. In addition, Casino has agreed to reimburse J.P. Morgan and its affiliates for certain of its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan and certain of its affiliates against certain liabilities arising out of J.P. Morgan’s services.

Casino’s regular employees may solicit tenders personally, or by mail, telephone, or electronic transmission, without additional compensation. Casino will not pay any fees or commissions to any broker or dealer or to any other person (other than to the information agent, and the Depositary) in connection with the solicitation of tenders from U.S. holders of Cnova ordinary shares pursuant to the U.S. Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Casino for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

Fees and Expenses

Whether or not the Offers are completed, in general, all fees and expenses incurred in connection with the Transactions will be paid by the party incurring those fees and expenses. Total fees and expenses incurred or to be incurred by Casino in connection with the Offers are estimated at this time to be as follows:

Description	Amount
SEC filing fees	US$	22,784
Solicitation, printing and mailing costs	US$	150,000
Other fees and expenses	US$	7,712,216
TOTAL	US$	7,885,000

Total fees and expenses incurred or to be incurred by Cnova in connection with the Transactions are estimated at this time to be as follows:

Description	Amount
Financial advisory fees and expenses	US$	5,900,000
Legal, accounting and other professional fees and expenses	US$	7,200,000
SEC filing fees	US$	70,000
Solicitation, printing and mailing costs	US$	300,000
Miscellaneous fees and expenses	US$	70,000
TOTAL	US$	13,540,000

ABSENCE OF CONDITIONS TO THE OFFERS; WITHDRAWAL OF THE OFFERS

Conditions to the Offers

Consummation of the Offers is not subject to any conditions, including any financing conditions. Pursuant to the U.S. Offer, Casino is offering to purchase any and all Cnova ordinary shares beneficially owned by U.S. holders.

Withdrawal of the Offers

Pursuant to the Casino-Cnova undertakings letter, Casino has contractually undertaken to Cnova not to withdraw the Offers once they have been commenced.

MARKET PRICE OF CNOVA ORDINARY SHARES AND DIVIDEND INFORMATION

The ordinary shares have been quoted on NASDAQ under the symbol “CNV” since November 20, 2014. Prior to that date, there was no public trading market for Cnova’s ordinary shares. Cnova’s IPO was priced at US$7.00 per share on November 20, 2014. On January 23, 2015, Cnova completed a secondary listing of the ordinary shares on Euronext Paris under the symbol “CNV” without issuing or offering any new equity capital.

The following table sets forth for the periods indicated the quarterly high and low intraday sales prices for Cnova ordinary shares on each of NASDAQ and Euronext Paris.

	NASDAQ		Euronext Paris
	High	Low	High	Low
2014
Fourth Quarter	$8.27	$6.71	€—	€—
2015
First Quarter	$8.60	$4.53	€7.40	€5.00
Second Quarter	$6.70	$5.27	€6.55	€4.99
Third Quarter	$5.67	$2.96	€5.15	€2.71
Fourth Quarter	$3.98	$2.15	€3.41	€2.09
2016
First Quarter	$3.03	$2.02	€2.66	€1.95
Second Quarter	$5.25	$2.85	€4.64	€2.55
Third Quarter	$5.40	$4.73	€4.80	€4.25
Fourth Quarter (through December 15, 2016)	$5.50	$5.44	€5.27	€5.05

Cnova has never declared or paid a cash dividend to its shareholders and does not expect to commence paying dividends following completion of the Offers.

U.S. Holders of Cnova ordinary shares are urged to obtain a current market quotation for their Cnova ordinary shares before deciding whether to tender their Cnova ordinary shares.

Exchange Rates

All references in this offer to purchase to “U.S. dollars” or “US$” are to the legal currency of the United States, all references to “euro” or “€”are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended, and all references to the “real” or “R$” are to Brazilian reals, the official currency of the Federative Republic of Brazil (“Brazil”). This offer to purchase contains translations of euro amounts into U.S. dollars at specific rates as noted throughout the document.

The tables below show the high, low, average and period end exchange rates of U.S. dollars per euro and euros per real for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the euro or the European Central Bank reference rate for the real, as applicable, on each business day during the relevant year indicated or each business day during the relevant month indicated.

	U.S. dollars (US$) per euro (€)				euros (€) per Brazilian real (R$)
Year ended Dec. 31,	High	Low	Average	Year-End	High	Low	Average	Year-End
2011	1.4875	1.2926	1.3931	1.2973	0.4585	0.3896	0.4303	0.4139
2012	1.3463	1.2062	1.2859	1.3186	0.4449	0.3613	0.3999	0.3699
2013	1.3816	1.2774	1.3281	1.3779	0.3955	0.3070	0.3507	0.3070
2014	1.3927	1.2101	1.3297	1.2101	0.3443	0.2924	0.3208	0.3105
2015	1.2015	1.0524	1.1096	1.0859	0.3442	0.2114	0.2743	0.2319

	U.S. dollars (US$) per euro (€)				euros (€) per Brazilian real (R$)
Month Ended	High	Low	Average	Period-End	High	Low	Average	Period-End
January 31, 2016	1.0964	1.0743	1.0855	1.0832	0.2324	0.2211	0.2272	0.2258
February 29, 2016	1.1362	1.0868	1.1092	1.0868	0.2312	0.2218	0.2276	0.2304
March 31, 2016	1.1390	1.0845	1.1134	1.1390	0.2518	0.2298	0.2428	0.2429
April 30, 2016	1.1441	1.1239	1.1346	1.1441	0.2539	0.2381	0.2478	0.2516
May 31, 2016	1.1516	1.1135	1.1312	1.1135	0.2537	0.2434	0.2501	0.2509
June 30, 2016	1.1400	1.1024	1.1232	1.1032	0.2786	0.2485	0.2595	0.2786
July 31, 2016	1.1168	1.0968	1.1055	1.1168	0.2707	0.2797	0.2759	0.2741
August 31, 2016	1.1334	1.078	1.1207	1.1146	0.2724	0.2864	0.2780	0.2777
September 30, 2016	1.1271	1.1158	1.1218	1.1238	0.2671	0.2783	0.2746	0.2762
October 31, 2016	1.1238	1.0866	1.1025	1.0962	0.2747	0.2952	0.2840	0.2871
November 30, 2016	1.1121	1.056	1.0792	1.0578	0.2871	0.2688	0.2779	0.2769
December 15, 2016	1.0758	1.0375	1.0616	1.0375	0.2838	0.2699	0.2760	0.2833

As of December 16, 2016, the most recent practicable date for which the Federal Reserve Bank of New York noon buying rate has been posted prior to commencement of the U.S. Offer, the noon buying rate of the Federal Reserve Bank of New York for the euro was €1.00 = US$1.0456. As of December 23, 2016, the most recent practicable date prior to commencement of the U.S. Offer, the reference rate of the European Central Bank for the real was R$1.00 = €0.2926.

The Filing Parties make no representation that any euro, U.S. dollar or Brazilian real amounts could have been, or could be, converted into U.S. dollars or euros, as the case may be, at any particular rate, at the rates stated above, or at all. The rates set forth above are provided solely for the reader’s convenience and may differ from the actual rates used in the preparation of the consolidated financial statements included in this offer to purchase and other financial data appearing in this offer to purchase.

INTERESTS OF CERTAIN PERSONS IN THE OFFERS; INTENT TO TENDER INTO THE OFFERS

To the knowledge of the Filing Parties as of the date of this offer to purchase, the tables below set forth the number of Cnova ordinary shares beneficially owned by the respective directors, executive officers and Controlling Affiliates of each of the Filing Parties and whether such directors, executive officers and Controlling Affiliates of the Filing Parties intend to tender into the Offers.

Cnova Directors and Executive Officers

Except for those directors and executive officers set forth in the table below, no other directors or executive officers of Cnova beneficially own any Cnova ordinary shares.

Beneficial Ownership of Cnova Ordinary Shares
		As of December 15, 2016
Name	Position	Ordinary Shares	Percentage of Class†	Intent to Tender
Eleazar de Carvalho Filho	Non-Executive Director	8,498 (of which 5,665 vested)	0.0025	Will tender all Cnova ordinary shares
Silvio J. Genesini	Non-Executive Director	8,498 (of which 5,665 vested)	0.0025	Will tender all Cnova ordinary shares
Bernard Oppetit	Non-Executive Director	120,000 ordinary shares, 8,571 restricted shares (of which 5,714 vested)	0.037	Will tender all Cnova ordinary shares
Antoine Giscard d’Estaing	Non-Executive Director	2,200	0.0006	Will tender all Cnova ordinary shares
†	Based on 344,507,048 Cnova ordinary shares outstanding as of December 15, 2016. Pursuant to the Reorganization, 96,790,798 Cnova ordinary shares indirectly held by Via Varejo were cancelled.

Casino and CBD Directors and Executive Officers

Apart from Jean-Charles Naouri and Antoine Giscard d’Estaing, no directors or executive officers or Casino or CBD beneficially own any Cnova ordinary shares.

Beneficial Ownership of Cnova Ordinary Shares
		As of December 15, 2016
Name	Position	Ordinary Shares	Percentage of Class†	Intent to Tender
Jean-Charles Naouri(1)(2)	Chairman, Chief Executive Officer of Casino Chairman and Director of CBD.	311,467,116	90.40%	Will tender 2,500,000 Cnova ordinary shares††
Antoine Giscard d’Estaing	Non-Executive Director	2,200	0.0006	Will tender all Cnova ordinary shares
†	Based on 344,507,048 Cnova ordinary shares outstanding as of December 15, 2016. Pursuant to the Reorganization, 96,790,798 Cnova ordinary shares indirectly held by Via Varejo were cancelled.
††	Euris S.A.S. intends to tender the 2,500,000 Cnova ordinary shares which it holds directly. No other Cnova ordinary shares which Euris S.A.S. may be deemed to beneficially own will be tendered into the Offers.
(1)	Includes 2,500,000 Cnova ordinary shares held of record by Euris S.A.S., 190,974,069 ordinary shares held of record by Casino, 659,383 ordinary shares held of record by Éxito, and 117,303,664 ordinary shares held of record by Companhia Brasileira de Distribuição Netherlands Holding B.V.
(2)	As of November 30, 2016, Mr. Naouri held, directly or indirectly, 99.99% of the equity securities and 99.9% of the voting power of Euris S.A.S., in each case including pursuant to a usufruct interest with respect to a 45% interest in Euris S.A.S. owned by his three children, which entitles Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits. As of November 30, 2016, Euris S.A.S. held, directly or indirectly, 92.44% of the equity securities and 92.46% the voting power of Finatis S.A. As of November 30, 2016, Finatis S.A. held, directly or indirectly 89.25% of the equity securities and the voting power of Foncière Euris S.A. As of November 30, 2016, Foncière Euris S.A. held directly, 55.34% of the equity securities and 70.29% of the voting power of Rallye S.A. As of November 30, 2016, Rallye S.A. held, directly or indirectly, 50.34% of the equity securities and 63.79% of the voting power of Casino.

FINANCING FOR THE OFFERS

Casino estimates that it will require approximately US$196.6 million to purchase, pursuant to the Offers, the approximately 35.7 million outstanding Cnova ordinary shares that Casino and its affiliates do not already directly or indirectly beneficially own. This estimate assumes that, pursuant to the Casino-CBD commitment letter, CBD will not to tender the Cnova ordinary shares it directly or indirectly owns into the Offers. See the section entitled “Transaction Agreements Related to the Offers—The Casino and CBD Letters.”

Casino will finance its purchases pursuant to the Offers with available cash on hand. Consequently, financing for the Offers is not subject to any conditions. For information regarding the conditions precedent to Casino launching the Offers, see the section entitled “Transaction Agreements Related to the Offers—The Casino-Cnova Undertakings Letter.”

The Filing Parties do not believe that Casino’s financial condition is material to the decision of a Cnova shareholder to tender his or her shares in the Offers because (i) the consideration offered pursuant to the Offers consists solely of cash, (ii) the Offers are not subject to any financing conditions and (iii) the Offers are for any and all outstanding Cnova ordinary shares.

TRANSACTION AGREEMENTS RELATED TO THE OFFERS

The Casino-Cnova Undertakings Letter

In connection with the Reorganization, Casino and the Cnova transaction committee entered into the Casino-Cnova undertakings letter, pursuant to which Casino agreed to launch the Offers promptly following the completion of the Reorganization.

The following describes the material provisions of the Casino-Cnova undertakings letter, which is included as Exhibit (d)(2) to this Transaction Statement and which is incorporated herein by reference. The summary does not purport to be complete and may not contain all of the information about the Casino-Cnova undertakings letter that may be important to Cnova shareholders. Cnova shareholders are encouraged to read carefully the Casino-Cnova undertakings letter in its entirety before making any decisions.

Casino Undertakings. Pursuant to the Casino-Cnova undertakings letter, subject to (i) the completion of the Reorganization and (ii) the Cnova board of directors and/or transaction committee supporting the Offers and rendering, on or prior to the execution of the Reorganization Agreement, a positive opinion and position statement with respect to the Offers, and immediately prior to the filing of the French Offer with the AMF, confirming their positive reasoned opinion in view of an independent expert’s fairness opinion, Casino has agreed to do the following, among other things:

•	Offers commitment. Launch the Offers promptly upon completion of the Reorganization for any and all Cnova ordinary shares at a price of US$5.50 (with respect to the U.S. Offer) and an equivalent amount in euros with respect to the French Offer;
•	Support of the Combination. Vote in favor of the Reorganization at Cnova’s extraordinary general meeting of shareholders, in its capacity as a Cnova shareholder; and
•	Stock Appreciation Rights. Support the adjustment of the stock appreciation rights issued by Casino in November 2014 proposed by the Cnova board of directors.

Unless, prior to launch of the Offers, Cnova issues or resolves or commits to issue additional Cnova ordinary shares, Casino has no right to terminate its undertakings.

The Casino and CBD Letters

In connection with the Reorganization, Casino and CBD made certain undertakings to each other pursuant to a letter agreement from CBD to Casino, dated August 8, 2016, which we refer to as the “CBD support letter,” and a letter agreement addressed to the CBD independent committee and executed by Casino and CBD, dated August 8, 2016, which we refer to as the “Casino-CBD commitment letter.” The CBD support letter and the Casino-CBD commitment letter are intended to govern the parties’ ongoing relationship to each other in their capacity as shareholders of Cnova following completion of the Reorganization and the Offers.

The following describes the material provisions of the Casino-CBD commitment letter and the CBD support letter, included as Exhibits (d)(3) and (d)(4) to this Transaction Statement and incorporated herein by reference. This summary does not purport to be complete and may not contain all of the information about the CBD support letter and the Casino-CBD commitment letter that may be important to Cnova shareholders. Cnova shareholders are encouraged to read carefully the CBD support letter and the Casino-CBD commitment letter in their entirety before making any decisions.

CBD Support Letter

Pursuant to the CBD support letter, CBD informed Casino that at the meeting held on August 8, 2016 the CBD board of directors unanimously resolved (i) to cause its voting rights to be exercised at any Cnova shareholders meeting in favor of the Reorganization, (ii) not to tender its Cnova ordinary shares (which we refer to as the “subject shares”) directly or indirectly into the Offers, nor otherwise dispose of or transfer the subject shares in any other manner or through any other instrument, including any derivative instruments until completion of the Offers. CBD further agreed to stand alongside and cooperate with Casino in subsequent squeeze-out proceedings, if any, following completion of the Offers.

Casino-CBD Commitment Letter

CBD Undertakings

Pursuant to the Casino-CBD commitment letter, CBD has agreed (i) not to tender the subject shares directly or indirectly into the Offers and (ii) not to sell the subject shares on the market or transfer the subject shares in any other manner, and represented that it has not performed any of the actions described in clause (ii) since May 12, 2016.

Additionally, in the event that CBD decides to sell any of the subject shares to a third party, it agreed (i) to first offer the subject shares to Casino at the price offered by the third party and (ii) if Casino does not wish to acquire the subject shares or Casino and CBD do not agree on a purchase price for the subject shares, to require the proposed transferee to acquire up to the same portion of Casino’s shares in Cnova at approximately the same time and on the same conditions.

Casino Undertakings

From and after the closing, as long as Casino controls Cnova, Casino has agreed to the following:

•	Director Designation Rights. Casino will ensure that CBD has the right to designate at least one member to the Cnova board of directors so that the ratio of (i) non-independent members of the Cnova board of directors appointed by CBD divided by (ii) the total number of non-independent directors is at least equal to CBD’s economic interest in Cnova’s outstanding ordinary shares (such director or directors, the “CBD directors”);
•	Information Rights. Casino will ensure that CBD and/or the CBD Directors have access to the following information with respect to Cnova: (i) audited statutory and consolidated accounts, (ii) annual budget and forecast, (iii) half-year and quarterly accounts, (iv) annual report, (v) details of any material change in business, financial position or affairs and (vi) any other information that may be required for CBD to comply with Brazilian capital markets regulations. Casino also agreed to cause Cnova to make members of Cnova’s senior management reasonably available to CBD or the CBD Directors;
•	Good Faith Consideration of an IPO. If, as a result of the Offers, Cnova ordinary shares are no longer listed on NASDAQ or Euronext Paris, Casino has agreed to consider in good faith the opportunity to launch, in due time and depending on Cnova’s then-current strategic and financial objectives and then-prevailing market conditions, an initial public offering of Cnova or, as the case may be, any subsidiary thereof, which we refer to as an “IPO”;
•	Good Faith Consideration of a Fully Marketed Offering. If, following the Offers, Cnova ordinary shares continue to be listed on NASDAQ or Euronext Paris, Casino agreed to consider in good faith the opportunity to launch a fully marketed offering, which we refer to as an “FMO,” through the sale of a significant portion of Cnova’s shares, aimed at increasing the free float and liquidity of Cnova ordinary shares;
•	IPO or FMO Assessment Right. CBD may require Casino to engage a first-tier advising bank selected by Casino to assess in good faith the opportunity of an IPO or an FMO and in both cases the opportunity and feasibility of a secondary placement (i.e., through the sale of existing shares of Cnova). CBD may not exercise such right more than once in any two-year period;
•	IPO and FMO Priority. If Casino or Cnova decides to initiate an IPO or FMO (including any secondary offering), CBD has the right to sell all of its shares as part of such offering, with priority over Casino with respect to up to 90% of the total shares to be offered in such secondary offering, subject to certain exceptions;
•	Tag Along Rights (Change-in-Control Transaction). Casino has agreed that, if it intends to transfer any or all of its Cnova ordinary shares to any third party (except for sales among members of the Casino Group or the controlling affiliates of Casino), which transfer will constitute a change-in-control of Cnova, CBD will be entitled to require the transferee to acquire all of its shares in Cnova at approximately the same time and on the same conditions;
•	Tag Along Rights (Not a Change-in-Control Transaction). Casino agreed that if it intends to transfer any or all of its Cnova ordinary shares to any third party (except for sales among members of the

Casino Group or the controlling affiliates of Casino), which transfer will not constitute a change-in-control of Cnova, CBD will be entitled to require the transferee to acquire up to the same portion of the subject shares at approximately the same time and on the same conditions; and

•	Survival of Rights. In the case of any reorganization or other corporate transaction involving Cnova resulting in an exchange, redemption or allotment of Cnova ordinary shares (other than in a transaction where CBD would have the right to sell all of its shares on the same conditions as Casino), Casino has agreed to ensure that CBD keeps the rights granted or receives rights similar to those granted by the Casino-CBD commitment letter with respect to the surviving entity.

The undertakings of Casino and CBD in the Casino-CBD commitment letter survive until the earliest of (i) the day when Casino no longer controls, directly or indirectly, Cnova, (ii) the day when CBD is no longer a shareholder of Cnova and (iii) August 8, 2041.

SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth Cnova’s selected consolidated financial data. The consolidated income statement data for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 as well as the consolidated balance sheet data as of December 31, 2011, 2012, 2013, 2014 and 2015 are derived from our audited consolidated financial statements for such periods and, where applicable, have been adjusted for the effects of the restatement more fully described in Cnova’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on July 22, 2016 and incorporated herein by reference.

The consolidated income statement data for the nine-month periods ended September 30, 2015 and 2016 and the consolidated balance sheet data as of September 30, 2016 are derived from Cnova’s unaudited interim condensed consolidated financial statements for such periods and, where applicable, have been adjusted for the effects of the above-mentioned restatement. This interim financial information has been included in Cnova’s earnings release which was filed as an exhibit to its report on Form 6-K on October 28, 2016. See the section entitled “Where You Can Find Additional Information.”

The selected consolidated historical financial information should be read in conjunction with Cnova’s consolidated financial statements, the notes related thereto and management’s related reports on Cnova’s financial condition and performance, all of which are contained in Cnova’s reports filed with the SEC and incorporated herein by reference. See the section entitled “Where You Can Find Additional Information.”

Cnova’s consolidated financial statements prior to 2014 were prepared based on the operations of Cdiscount Group and Nova Pontocom, as the combined operations of these two entities are deemed to have been the predecessor of Cnova (Nova Pontocom included from July 2, 2012—the date control of Nova Pontocom was obtained by Casino—and has been accounted for as a reorganization of entities under common control of Casino). Cnova did not operate as a stand-alone entity before November 2014, and, accordingly, the following discussion is not necessarily indicative of Cnova’s future performance and does not reflect what Cnova’s financial performance would have been had Cnova operated as a stand-alone company prior to November 2014. Furthermore, Cnova’s results of operations in any period may not necessarily be indicative of the results that may be expected in future periods.

Selected Consolidated Income Statement Data of Cnova

	Year ended December 31,					Nine Months Ended September 30,
	2011	2012 unaudited	2013	2014	2015	2015	2016
		As restated(1)	As restated(2)	As restated(2)		As restated(3)
(in thousands, except per share amounts)
Consolidated Income Statement
Net sales	€1,109,707	€1,992,342	€2,897,047	€3,416,368	€3,448,511	€1,166,574	€1,272,279
Cost of sales	(958,314)	(1,686,353)	(2,473,902)	(2,989,946)	(3,036,834)	(1,007,234)	(1,092,378)
Operating expenses:
Fulfillment	(69,770)	(134,679)	(202,688)	(248,218)	(275,737)	(98,508)	(91,665)
Marketing	(33,294)	(54,020)	(78,474)	(70,009)	(77,882)	(16,770)	(22,048)
Technology and content.	(30,674)	(52,215)	(79,204)	(85,691)	(98,700)	(35,021)	(40,575)
General and administrative	(20,362)	(29,352)	(45,250)	(49,037)	(76,739)	(31,377)	(30,574)
Operating profit (loss) before Restructuring, Litigation, Initial public offering expenses, Gain (loss) from disposal of non-current assets and impairment of assets	(2,710)	35,724	17,529	(26,533)	(117,381)	(22,336)	(4,962)
Restructuring	(2,412)	(2,897)	(2,790)	(8,413)	(17,133)	(9,750)	(8,941)
Litigation	751	(124)	(3,145)	(3,135)	(3,124)	(1,803)	(2,249)
Initial public offering expenses	—	—	—	(15,985)	(3,702)	(3,846)	—
Gain/(loss) from disposal of non-current assets	(271)	(644)	835	14	(6,108)	0	(604)
Impairment of assets	(158)	(2,845)	(1,139)	(2,588)	(14,614)	(7,982)	(6,543)
Operating profit (loss)	(4,800)	29,213	11,290	(56,640)	(162,062)	(45,716)	(23,299)
Financial income	1,718	3,119	5,297	8,091	34,602	15,118	10,606
Financial expense	(4,960)	(27,065)	(60,900)	(75,487)	(94,615)	(8,904)	(31,051)
Profit/(loss) before tax	(8,042)	5,268	(44,312)	(124,035)	(222,075)	(39,502)	(43,743)
Income tax gain/(expense)	(1,666)	(6,177)	15,704	13,113	(20,308)	(3,042)	(2,400)
Share of profits/(losses) of associates	—	—	—	(2,369)	—	—	—
Net profit (loss) from continuing activities	(9,707)	(909)	(28,608)	(113,291)	(242,383)	(42,544)	(46,143)
Net profit/(loss) from discontinuing activities	—	(229)	180	(1,864)	(16,665)	(73,653)	(197,638)
Net profit (loss) for the period	(9,707)	(1,138)	(28,428)	(115,155)	(259,048)	(116,197)	(243,781)
Attributable to Cnova equity owners	(9,643)	(1,432)	(27,696)	(112,495)	(244,223)	(105,581)	(237,406)
Attributable to non-controlling interests	(64)	293	(733)	(2,660)	(14,825)	(10,616)	(6,375)
Earnings (loss) per share	(0.05)	(0.02)	(0.07)	(0.27)	(0.55)	(0.24)	(0.54)
Diluted earnings per share	(0.05)	(0.02)	(0.07)	(0.27)	(0.55)	(0.24)	(0.54)
(1)	The information for the year ended December 31, 2012 has been adjusted and includes the 2012-related corrections uncovered by the internal investigation in Brazil as well as the other adjustments related to 2012 both mentioned in the “Explanatory Note” on page iv of Cnova’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015.
(2)	The effects of the restatement on Cnova’s consolidated income statement for the year ended December 31, 2013 and 2014 are described in the “Explanatory Note” on page iv of Cnova’s Annual Report on

Form 20-F for the fiscal year ended December 31, 2015 and in Note 3 (“Restatement of previously issued financial statements”) to the audited consolidated financial statements found in Cnova’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

(3)	Financial information for the nine-month period ended September 30, 2015 have been adjusted for apportionment of certain adjustments previously recorded in the fourth quarter of the fiscal year ended December 31, 2015, as well as to reflect the reclassification as discontinued activities of (i) Cdiscount Thailand and Cdiscount Vietnam, which were divested during the first quarter of fiscal year 2016, (ii) Cdiscount Cameroon and Cdiscount Senegal, which were abandoned during the second quarter of fiscal year 2016, (iii) Cdiscount Colombia, which was abandoned during the third quarter of fiscal year 2016, and (iv) Cnova Brazil pursuant to the Reorganization.

Selected Consolidated Balance Sheet Data of Cnova

	As of December 31,					As of September 30,
	2011	2012 unaudited	2013	2014	2015	2015	2016
		As restated(1)	As restated(2)	As restated(2)
			(€ thousands)			(€ thousands)
Consolidated Balance Sheet data:
Cash and cash equivalents	31,578	176,601	263,550	573,321	400,793	400,800	181,900
Trade receivables, net	119,020	118,723	120,745	117,656	129,651	129,700	67,500
Inventories, net	119,574	274,775	360,674	400,111	414,956	415,000	226,100
Total assets	478,304	1,537,391	1,716,191	2,140,043	1,718,651	1,718,700	1,559,100
Trade payables	358,583	742,616	920,450	1,311,234	1,216,022	1,216,000	428,900
Financial debt	21,495	78,005	163,317	104,603	146,968	147,000	313,900
Total equity	52,016	585,258	469,436	521,542	98,071	98,100	(56,200)
(1)	The information for the year ended December 31, 2012 has been adjusted and includes the 2012 related corrections uncovered by the internal investigation in Brazil as well as the other adjustments related to 2012 both mentioned in the “Explanatory Note” on page iv of Cnova’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015.
(2)	The effects of the restatement on Cnova’s consolidated balance sheets as of December 31, 2013 and 2014 are described in the “Explanatory Note” on page iv of Cnova’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and in Note 3 (“Restatement of previously issued financial statements”) to the audited consolidated financial statements contained in Cnova’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

There were 441,297,846 Cnova ordinary shares outstanding as of both December 31, 2015 and September 30, 2016.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated financial information is derived from the historical consolidated financial information of Cnova. The unaudited pro forma consolidated financial information reflecting the effects of the Reorganization is presented in accordance with Article 11 of Regulation S-X of the SEC. The unaudited pro forma consolidated income statement for the nine months ended September 30, 2016 and for the year ended December 31, 2015, give effect to the Reorganization described in this offer to purchase as if it occurred on January 1, 2015. The unaudited pro forma consolidated balance sheet as of September 30, 2016 gives effect to the Reorganization described in this offer to purchase as if it occurred on September 30, 2016. The unaudited pro forma financial consolidated information is provided solely for illustrative purposes and, therefore, is not necessarily indicative of consolidated results of operations that might have been achieved if the Reorganization had occurred on those respective dates. They are not necessarily indicative of our future results of operations. The pro forma consolidated financial information should be read in conjunction with Cnova’s historical consolidated financial statements and the accompanying notes included in the Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on July 22, 2016 and with the unaudited consolidated income statement for the nine months ended September 30, 2016 and the unaudited consolidated balance sheet as of September 30, 2016 included in Cnova’s earnings release furnished to the SEC on a Report on Form 6-K on October 26, 2016.

The unaudited pro forma consolidated financial information is based on financial statements prepared in accordance with IFRS as approved by the IASB, which are subject to change and interpretation. The unaudited pro forma consolidated financial information is based on and derived from our historical consolidated financial statements, adjusted for those amounts which were determined to be directly attributable to the Reorganization, factually supportable, and with respect to the unaudited pro forma consolidated income statement, expected to have a continuing impact on our consolidated results. Actual adjustments, however, may differ materially from the information presented. Pro forma adjustments do not include allocations of corporate costs, as those are not directly attributable to the transaction. In addition, the unaudited pro forma financial information is based upon available information and assumptions that management considers to be reasonable, and such assumptions have been made solely for purposes of developing such unaudited pro forma financial information for illustrative purposes in compliance with the disclosure requirements of the SEC. The unaudited pro forma financial information is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Reorganization occurred on the dates indicated. In addition, this unaudited pro forma consolidated financial information should not be considered to be indicative of our future financial performance and results of operations of the consolidated Company. The pro forma adjustments set forth in the unaudited pro forma consolidated financial information are described in the accompanying notes and are based upon information and assumptions available at the time of the filing of this offer to purchase.

Cnova N.V. and subsidiaries
Unaudited Pro Forma Consolidated Statement of Operations
Year ended December 31, 2015

€ thousands	Cnova N.V. December 31, 2015 Actual	Additional IFRS5 (Note 1)	Deconsolidation of Cnova Brazil (Note 3)	Other Pro Forma Adjustments	Cnova N.V. December 31, 2015 Pro forma
Net sales	3,448,511	(26,846)	(1,683,719)		1,737,946
Cost of sales	(3,036,834)	28,805	1,499,002		(1,509,027)
Operating expenses:		—
Fulfillment	(275,737)	4,410	134,965		(136,362)
Marketing	(77,882)	3,385	50,331		(24,166)
Technology and content	(98,700)	4,214	46,343		(48,144)
General and administrative	(76,739)	13,760	18,042		(44,937)
Operating profit before restructuring, litigation, initial public offering expenses, gain / (loss) from disposal of non-current assets and impairment of assets	(117,381)	27,728	64,964		(24,689)
Restructuring	(17,133)	(1,226)	3,118		(15,240)
Litigation	(3,124)	—	—		(3,124)
Initial public offering expenses	(3,702)	—	103		(3,599)
Gain / (loss) from disposal of non-current assets	(6,108)	(0)	6,047		(61)
Impairment of assets	(14,614)	—	540		(14,074)
Operating profit (loss)	(162,062)	26,512	74,762		(60,788)
Financial income	34,602	(18,976)	(15,626)	290	290
Financial expense	(94,615)	9,998	83,230		(1,387)
Profit (loss) before tax	(222,075)	17,524	142,376	290	(61,885)
Income tax gain (expense)	(20,308)	127	3,842		(16,339)
Net profit (loss) from continuing activities	(242,383)	17,652	146,217	290	(78,224)
Net profit (loss) from discontinuing activities	(16,665)	(17,652)		—	(34,317)
Net profit (loss) for the year	(259,048)	—	146,217	290	(112,541)
Attributable to the owners	(244,223)			290	(243,933)
Attributable to non-controlling interests	(14,825)				(14,825)
Attributable to the owners continuing	(232,189)	17,652	146,217		(68,320)
Attributable to non-controlling interests continuing	(10,194)				(10,194)
Attributable to the owners discontinuing	(12,034)	(17,652)	—	—	(29,686)
Attributable to non-controlling interests discontinuing	(4,631)				(4,631)
Earnings (losses) per share (in €)
Basics earnings (losses) per share (see Note 4)	(0.55)	—	—	(0.16)	(0.71)
Diluted earnings (losses) per share (see Note 4)	(0.55)	—	—	(0.16)	(0.71)

The accompanying notes are an integral part of the pro forma consolidated financial information.

Cnova N.V. and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Operations
Nine Months Ended September 30, 2016

€ thousands (except per share data)	Cnova N.V. September 30, 2016 Actual	Deconsolidation of Cnova Brazil (Note 3)	Other Pro Forma Adjustments	Cnova N.V. September 30, 2016 Pro forma
Net sales	1,272,279			1,272,279
Cost of sales	(1,092,378)			(1,092,378)
Operating expenses:
Fulfillment	(91,665)			(91,665)
Marketing	(22,048)			(22,048)
Technology and content	(40,575)			(40,575)
General and administrative	(30,574)			(30,574)
Operating profit before restructuring, litigation, initial public offering expenses, gain / (loss) from disposal of non-current assets and impairment of assets	(4,962)			(4,962)
Restructuring	(8,941)			(8,941)
Litigation	(2,245)			(2,245)
Initial public offering expenses	—			—
Gain / (loss) from disposal of non-current assets	(607)			(607)
Impairment of assets	(6,543)			(6,543)
Operating profit (loss)	(23,299)			(23,299)
Financial income	10,606		278	10,884
Financial expense	(31,051)			(31,051)
Profit (loss) before tax	(43,743)		278	(43,465)
Income tax gain (expense)	(2,400)			(2,400)
Share of profit of associates				—
Net profit (loss) from continuing activities	(46,143)		278	(45,865)
Net profit (loss) from discontinuing activities	(197,638)	203,913	5,469	11,744
Net profit (loss) for the year	(243,781)	203,913	5,747	(34,121)
Attributable to the owners	(237,406)	203,913	5,747	(27,746)
Attributable to non-controlling interests	(6,375)			(6,375)
Attributable to the owners continuing	(45,600)			(45,600)
Attributable to non-controlling interests continuing	(542)			(542)
Attributable to the owners discontinuing	(191,806)	203,913	5,747	17,854
Attributable to non-controlling interests discontinuing	(5,833)			(5,833)
Earnings (losses) per share (in €)
Basics earnings (losses) per share (see Note 4)	(0.54)	0.46	(0.00)	(0.08)
Diluted earnings (losses) per share (see Note 4)	(0.54)	0.46	(0.00)	(0.08)

The accompanying notes are an integral part of the pro forma consolidated financial information.

Cnova N.V. and Subsidiaries
Unaudited Pro Forma Consolidated Balance Sheet
as of September 30, 2016

(€ thousands)	Cnova N.V. September 30, 2016 Actual	Deconsolidation of Cnova Brazil (Note 3)	Other Pro Forma Adjustments	Cnova N.V. September 30, 2016 Pro forma
ASSETS
Cash and cash equivalents	181,946		148,779	330,725
Trade receivables, net	67,539			67,539
Inventories, net	226,101			226,101
Current income tax assets	601			601
Other current assets, net	84,614		278	84,892
Assets held for sale	844,742	(844,742)		—
Total current assets	1,405,543	(844,742)	149,057	709,858
Other non-current assets, net	11,102	143,782	(143,782)	11,102
Deferred tax assets	10,844			10,844
Property and equipment, net	11,575			11,575
Intangible assets, net	63,477			63,477
Goodwill	56,548			56,548
Total non-current assets	153,548	143,782	(143,782)	153,548
TOTAL ASSETS	1,559,091	(700,960)	5,275	863,406

EQUITY AND LIABILITIES
Current provisions	5,692			5,692
Trade payables	428,931		(5,469)	423,462
Current financial debt	306,955			306,955
Current tax liabilities	30,542			30,542
Other current liabilities	70,719			70,719
Liabilities held for sale	751,945	(751,945)		—
Total current liabilities	1,594,784	(751,945)	(5,469)	837,370
Non-current provisions	11,985			11,985
Non-current financial debt	6,940			6,940
Other non-current liabilities	1,595			1,595
Deferred tax liabilities	(0)			(0)
Total current liabilities	20,519			20,519
Share capital	22,065		(4,840)	17,225
Reserves, retained earnings and additional paid-in capital	(79,860)	50,985	15,584	(13,291)
Equity attributable to equity holders of Cnova	(57,795)	50,985	10,744	3,934
Non-controlling interests	1,583			1,583
Total equity	(56,213)	50,985	10,744	5,517
TOTAL EQUITY AND LIABILITIES	1,559,091	(700,960)	5,275	863,406

The accompanying notes are an integral part of the pro forma consolidated financial information.

Notes to Unaudited Pro Forma Consolidated Financial Information

Note 1. Basis of Presentation

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2015 is derived from Cnova’s historical audited consolidated financial statements as of and for the year ended December 31, 2015 included in the Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on July 22, 2016. The unaudited pro forma consolidated balance sheet as of September 30, 2016 and the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2016 are derived from Cnova’s historical unaudited condensed balance sheet and income statement as of and for the nine months ended September 30, 2016, included in Cnova’s earnings release furnished to the SEC on a Report on Form 6-K on October 26, 2016.

The unaudited pro forma consolidated financial information is prepared using the same accounting principles as Cnova’s historical audited consolidated financial statements as of and for the year ended December 31, 2015. Cnova consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements also comply with IFRS as adopted by the European Union (“EU”). Indeed, IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB; however, the differences have no impact on the group’s consolidated financial statements for the periods presented.

The pro forma consolidated income statement for the nine months ended September 30, 2016 and for the year ended December 31, 2015, give effect to the Reorganization described below, as if it occurred on January 1, 2015.

Cnova’s historical audited consolidated financial statements as of and for the year ended December 31, 2015 included in the Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on July 22, 2016 have been updated in accordance with IFRS 5 to reflect the decision to abandon the activities of Cdiscount in Cameroon, Senegal and Colombia.

Note 2. The Reorganization

On August 8, 2016, Cnova, Cnova Brazil and Via Varejo entered into the Reorganization Agreement, which provides for the reorganization of Cnova Brazil within Via Varejo. Pursuant to the Reorganization Agreement, as part of the Reorganization, Cnova has receives (i) all of the approximately 97 million ordinary shares of Cnova, which were held indirectly by Via Varejo (representing approximately 21.9% of Cnova’s outstanding share capital as of that date) and (ii) cash in the amount of approximately R$16.5 million, subject to customary adjustments at closing. Also as part of the Reorganization, Via Varejo has caused Cnova Brazil to repay the outstanding loan obligations owed to Cnova and Cnova Finança, which were valued at R$511.0 million as of July 31, 2016 (or approximately €140.1 million based on an exchange rate of 3.6478 €/R$ as of July 31, 2016). As a result of the Reorganization, Via Varejo has become the sole shareholder of Cnova Brazil (which may later be merged with and into Via Varejo) and is no longer a shareholder of Cnova.

The R$16.5 million payment was made on closing which took place on October 31, 2016 for an amount of €5.0 million and the repayment of the loans which then amounted to R$527.0 million was made five business days after closing for an amount of €146.0 million.

Note 3. Assets and liabilities disposed

The net assets disposed are the following:

(€ thousands)	September 30, 2016
Assets being disposed	844,742
Liabilities being disposed	(751,945)
Outstanding loan obligations	(143,782)
Net assets disposed	(50,985)

Note 4. Pro Forma Adjustments

The following is a summary of the pro forma adjustments reflected in the unaudited pro forma consolidated financial information based on preliminary estimates, which may change as additional information is obtained:

Net cash proceeds

The net cash proceeds of the Reorganization include:

(i)	a cash payment in the amount of approximately R$16.5 million which corresponded to €5.0 million at closing on October 31, 2016, this amount being subject to customary adjustments following closing;
(ii)	a cash payment in repayment of the outstanding loan obligations which Cnova Brazil owed to Cnova and Cnova Finança, which were valued at approximately R$511.0 million as of July 31, 2016 (or approximately €140.1 million based on an exchange rate of 3.6478 €/R$ as of July 31, 2016). As of December 31, 2015 and September 30, 2016, the outstanding loan obligations owed by Cnova Brazil to Cnova were €111.1 million and €143.8 million, respectively.

Pro forma income statements include interest on cash proceeds as if they had been received at the beginning of the period.

(€ thousands)	September 30, 2016
Cash proceeds	4,997
Reimbursement of loans	143,782
Cash received	148,779
Existing loans	(143,782)
Net cash proceeds	4,997

Share capital reduction

As indicated in Note 2, Cnova has received approximately 97 million of its own shares and will proceed to a capital reduction to cancel these shares received.

September 30, 2016
Number of shares	441,297,846
Par value (€)	0.05
Share capital (€ thousand)	22,065
Capital reduction	(96,790,798)
Share capital reduction (€ thousand)	(4,840)
Share capital (€ thousand)	17,225

Gain (loss) from sale

Reflects the adjustments to net cash proceeds plus the value of shares received less the estimated transaction costs and less net assets disposed.

(€ thousands)	September 30, 2016
Net cash proceeds	4,997
Fair value of shares received (i)	464,832
Transaction costs (ii)	(12,800)
Net assets transferred at carrying value	50,985
Gain (loss) from sale	508,014

(i) Shares to be received

As indicated in Note 2, Cnova has received approximately 97 million of its own shares (which will then be cancelled through a capital reduction).

September 30, 2016
Number of shares received	96,790,798
Closing value on NASDAQ	$5.36
$/€	1.1161
Value of shares to be received (€ thousands)	464,832

(ii) Transaction costs

The transaction costs have been estimated at the end of November 2016 to a total amount of €12.8 million. The provision for transaction costs recorded historically as of September 30, 2016 has been eliminated.

Comprehensive result on sale

(€ thousands)	September 30, 2016
Gain (loss) from sale	508,014
Recycling of foreign currency reserves	(185,366)
Comprehensive result from sale	322,648

IMPORTANT INFORMATION REGARDING CNOVA

Company Background

Cnova is a Netherlands public limited liability company (naamloze vennootschap) formed on May 30, 2014 under Dutch law. Cnova N.V., one of the leading e-Commerce companies in France, serves 7.9 million active customers via its state-of-the-art website, Cdiscount. Cnova N.V.’s product offering of more than 19 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. The principal executive office of Cnova is located at:

Cnova N.V.
WTC Schiphol Airport
Tower D, 7th Floor
Schiphol Boulevard 273
1118 BH Schiphol
The Netherlands
Tel.: +31 20 795 0671

Directors and Executive Officers

The following tables provide information regarding Cnova’s directors and executive officers as of the date of this offer to purchase (ages are given as of December 31, 2015). The business address of each of Cnova’s directors and executive officers listed below is Cnova’s registered office address at WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, telephone number +31 20 795 0671.

Directors

Cnova’s board of directors consists of 9 directors. The individuals listed below are Cnova’s current directors.

Name	Age	Position
Antoine Giscard d’Estaing	55	Chairman, Non-Executive Director
Didier Lévêque	54	Vice-Chairman, Non-Executive Director
Ronaldo Iabrudi dos Santos Pereira	61	Vice-Chairman, Non-Executive Director
Eleazar de Carvalho Filho	59	Non-Executive Director
Silvio J. Genesini†*	63	Non-Executive Director
Bernard Oppetit†*	60	Non-Executive Director
Arnaud Strasser	47	Non-Executive Director
Emmanuel Grenier*	44	Chief Executive Officer, Executive Director
Yves Desjacques	48	Non-Executive Director
†	Denotes that the Cnova board of directors has determined that such director is not affiliated with the Casino parties.
*	Denotes that the board member served as a member of the Cnova transaction committee formed in connection with negotiation of the Reorganization Agreement and the Transactions.

Antoine Giscard d’Estaing was appointed as non-executive director at our annual general meeting of shareholders held on May 20, 2015 and was named chairman in November 2016. After serving four years in the auditing department of the French Treasury, he joined Suez-Lyonnaise des Eaux in 1990 and eventually became that company’s Chief Financial Officer. He then joined Schneider Electric in 2000 as Executive Vice-President of Finance, Auditing and Legal Affairs, before moving to Groupe Danone S.A. in 2005 as Executive Vice-President of Finance, Strategy and Information Systems. He was appointed Danone’s Corporate Secretary in 2007. Since 2008, he has been a partner with Bain & Company Paris. He joined Casino Group in April 2009 as Chief Financial Officer and member of the Executive Committee. Mr. Giscard d’Estaing is a graduate of the HEC School of Management and the École Nationale d’Administration. Mr. Giscard d’Estaing’s principal business address is 11, rue de Cambrai, 75019 Paris, France. Mr. Giscard d’Estaing is a citizen of France.

Didier Lévêque has served as one of Cnova’s directors since October 31, 2014. He currently serves as Corporate Secretary of Euris S.A.S. (since 2008), the ultimate parent company of Casino Group, and also serves as Chairman of the board of directors and CEO of Finatis S.A. (since 2010 and 2008, respectively), a parent company of both Casino Group and Rallye. Mr. Lévêque is also the Chairman and CEO of Carpinienne de Participations S.A., Euris North America Corporation, Euristates Inc., Euris Real Estate Corporation and Parande Brooklyn Corp., the Chairman of Par-Bel 2 S.A.S. and Matignon Diderot S.A.S., and is a director of Euris (UK) Limited, Foncière Euris S.A., Casino and Rallye, and the co-Legal Manager of Silberhorn S.à r.l. Mr. Lévêque is a graduate of Hautes Études Commerciales (HEC). Mr. Lévêque is a citizen of France.

Emmanuel Grenier was appointed as Cnova’s Co-CEO in June 2014 and subsequently appointed CEO and replacement executive director on January 21, 2016. On June 29, 2016, Mr. Grenier was appointed as executive director at Cnova’s annual meeting of shareholders. Since joining Casino Group in 1996, Mr. Grenier has served in a variety of roles in supply chain and IT, most recently as Managing Director and Chief Executive Officer of Cdiscount since 2008. Mr. Grenier holds a master’s degree from ESC Chambéry in France. Mr. Grenier is a citizen of France.

Ronaldo Iabrudi dos Santos Pereira has served as one of Cnova’s directors since July 24, 2014. Mr. Iabrudi has served as Chief Executive Officer of CBD, as chairman of the board of directors of Via Varejo and as a member of the executive committee of Casino since 2014, and as a member of the board of directors of CBD since 2013. Previously, Mr. Iabrudi was the Chairman of Lupatech’s and Contax’s Board of Directors. He also worked as member of the board of officers of Oi / Telemar and Cemar. Mr. Iabrudi also worked as Magnesita’s CEO between 207 and 2011. Mr. Iabrudi’s principal business address is Avenida Brigadeiro Luís Antonio, No.3142, Jardim Paulista, CEP 01402-901, São Paulo – SP, Brazil. Mr. Iabrudi is a citizen of Brazil.

Eleazar de Carvalho Filho has served as one of Cnova’s directors since October 31, 2014. He is a founding partner at Virtus BR Partners, an independent advisory firm, and at Sinfonia Capital, and currently serves on the board of directors of FMC Technologies, Inc. and of Brookfield Renewable Energy Partners. Previously, he served as chief executive officer of Unibanco Banco de Investimentos and president of the Brazilian Development Bank and managing director of Banco UBS-Brasil. He served as the Chairman of the board of directors of BHP Billiton Brazil and as a member of the boards of directors of Petrobras, Centrais Elétricas Brasileiras, Vale, Tele Norte Leste Participações, Alpargatas, and others. He also is president of the board of trustees of the Brazilian Symphony Orchestra Foundation. Mr. Filho’s principal business address is Rua Joaquim Floriano, n° 1120, 6° andar, Itaim Bibi, CEP 04534-004, São Paulo, SP, Brazil. Mr. Filho is a citizen of Brazil.

Silvio J. Genesini has served as a replacement director since December 8, 2014, and was subsequently appointed as non-executive director on May 20, 2015. He currently serves as a member of the board of directors of Algar, a Brazilian conglomerate with telecom, information technology and agribusiness operations, and as president of LIDE Tecnologia. Mr. Genesini previously served as Chief Executive Officer of Grupo Estado, a Brazilian media group, from 2009 to 2012 as the managing director of Brazilian operations for Oracle Corporation from 2004 to 2009, and as a partner at Accenture and Andersen Consulting. Mr. Genesini holds a degree in industrial engineering from Universidade de São Paulo. Mr. Genesini is a citizen of Brazil.

Bernard Oppetit has served as one of Cnova’s directors since November 19, 2014. Prior to founding Centaurus Capital, Mr. Oppetit held various positions at Paribas (now BNP Paribas). He started at Paribas in 1979, in Information Technology, worked in M&A from 1981 to 1987, joined the Risk Arbitrage Department in 1987, and was appointed global head of Equity Derivatives at Paribas in 1995 and served in this capacity until he resigned in 2000. He has been an independent director and Chairman of the audit committee of Natixis since 2009 and 2010, respectively. Mr. Oppetit is also a director of Centaurus Capital Holdings Limited, Centaurus Global Holding Limited and Centaurus Management Company Limited. In addition, Mr. Oppetit is a trustee of the Academy of St. Martin-in-the-Fields. Mr. Oppetit graduated from the École Polytechnique in Paris in 1978. Mr. Oppetit is a citizen of France.

Arnaud Strasser has served as one of Cnova’s directors since May 30, 2014. Mr. Strasser has served as Director, Corporate Development and Holdings of Casino and as a member of the Casino Management Board since 2010. He has also served as a member of the board of directors of Éxito since 2010 (member of the Good Governance Code Assessment, Follow-up and Compensation Committee), member of the board of directors of CBD since 2010 and Vice Chairman since 2012 (member of the Human Resources and Compensation Committee), and a member of the board of directors and Vice Chairman of Via Varejo since 2012 and 2013, respectively (member of the Human Resources and Compensation Committee). Mr. Strasser also served as a member of the board of directors of Big C Supercenter until 2014. Mr. Strasser joined Casino in 2007 and served until 2009 as Advisor to the Chairman for International Development of Casino. Mr. Strasser is a graduate from the École Nationale d’Administration (ENA); he also holds a master’s degree from the Hautes Études Commerciales (HEC), and a master’s degree from the Institut d’Etudes Politiques de Paris. Mr. Strasser is a citizen of France.

Yves Desjacques was appointed non-executive director on August 25, 2015. Mr. Desjacques previously served as one of Cnova’s directors from November 19, 2014 to December 8, 2014. He has served as head of human resources of Groupe Casino and as a member of the board of directors of Almacenes Éxito S.A. since 2007 and 2009, respectively. Mr. Desjacques has been a member of the board of directors of Via Varejo S.A. since February 2014 and is also chairman of the human resources committee of Via Varejo S.A. He is also a member of the board of directors and the human resources and compensation committee of Companhia Brasileira de Distribuição. Mr. Desjacques also serves on the good governance code assessment, follow-up and compensation committee of Almacenes Éxito S.A. Prior to joining Groupe Casino, Mr. Desjacques was director of human resources and a member of the general committee of Vedior France from 2001 to 2007. Mr. Desjacques holds a master’s degree in public law from Université Paris II Panthéon-Assas where he specialized in labor law, corporate relations and human resources. Mr. Desjacques is a citizen of France.

Executive Officers

The individuals listed below are Cnova’s current executive officers:

Name	Age	Position
Emmanuel Grenier	44	Chief Executive Officer
Pascal Rivet	55	Chief Compliance Officer
Steven Geers	35	General Counsel
Stéphane Brunel	42	Chief Financial Officer

The following paragraphs set forth biographical information regarding Cnova’s non-board executive officers. For biographical information regarding Emmanuel Grenier, see the section entitled “Important Information Regarding Cnova—Directors and Executive Officers—Directors.”

Pascal Rivet was appointed as Chief Compliance Officer on March 17, 2016. Prior thereto, Mr. Rivet served as Cnova’s Interim General Counsel since March 2015. Since joining Casino Group in 1995, Mr. Rivet has served in several different roles in legal affairs and tax compliance, most recently as International Legal Affairs Officer, and prior to that as General Counsel, Legal and Tax Officer and Group Tax Manager. Mr. Rivet holds a Master of Laws degree from the Faculté de Droit et Science Politique of the Université de Toulouse 1 Capitole and a degree from the French National Tax School. Mr. Rivet is a citizen of France.

Steven Geers was appointed as Cnova’s General Counsel on March 17, 2016, after having worked as Cnova’s Assistant General Counsel from March 1, 2015. Prior to joining Cnova, Mr. Geers worked as a senior lawyer at General Electric (GE) and practiced law at international law firms in Amsterdam and The Hague in the Netherlands, and in New York City. Mr. Geers holds a master’s degree in Corporate Law from Groningen University in the Netherlands. Mr. Geers is a citizen of the Netherlands.

Stéphane Brunel was appointed as Chief Financial Officer on June 10, 2016. He has served as CFO of Cdiscount Group since February 2015 and as Cnova’s deputy CFO since April 2015. Since joining Casino Group in 2008, Mr. Brunel has served in a variety of roles, including as Chief Financial Officer of Franprix–Leader Price between April 2011 and February 2015. Prior to that, Mr. Brunel worked at Rallye from 2006 to 2008 and previously at Morgan Stanley’s investment banking division. Mr. Brunel holds a master’s degree from EM Lyon in France. Mr. Brunel is a citizen of France.

Ratio of Earnings to Fixed Charges

The following table presents the ratio of earnings to fixed charges for Cnova for the fiscal periods indicated.

Years ended December 31,		Nine months ended September 30,
2014	2015	2015	2016
(2.68)	(3.51)	(15.9)	(14.6)

Cnova has calculated the ratio of earnings to fixed charges by dividing “earnings,” consisting of income from continuing operations before income taxes and fixed charges for the periods indicated, by Cnova’s “fixed charges,” consisting of interest expense (which includes interest on indebtedness, the amortization of discounts, and the amortization of capitalized debt issuance costs) and the portion of estimated rents that Cnova believes to be representative of the interest factor (one-third of rental expenses), in each case for the periods indicated. Cnova Brazil is excluded from the nine-month information presented.

Book Value per Share

Cnova’s stand-alone net book value per share as of September 30, 2016 was approximately €0.91 (calculated based on 441,297,846 Cnova ordinary shares outstanding as of such date).

Security Ownership of Certain Beneficial Owners

Listed below are the names of each Cnova Party, each Casino Party, and each CBD Party, and each associate or majority-owned subsidiary of any of the foregoing who beneficially owns Ordinary Shares, along with the number of Ordinary Shares each such person beneficially owns as of the date of this offer to purchase. Except as noted below, each person listed below has the sole power to vote or direct to vote and dispose or direct to dispose those Ordinary Shares beneficially owned by such person.

Certain Beneficial Ownership of Cnova Ordinary Shares
	As of December 20, 2016†
Owner	Ordinary Shares	Percentage of Class
Jean-Charles Naouri(1)(2)	311,437,116	90.40%
Euris S.A.S.(1)(2)	311,437,116	90.40%
Casino(3)(6)	308,937,116	89.68%
Finatis S.A.(3)	308,937,116	89.68%
Foncière Euris S.A.(3)	308,937,116	89.68%
Rallye S.A.(3)	308,937,116	89.68%
Éxito(4)(6)	117,993,047	34.24%
Segisor SAS(5)(6)	117,303,664	34.05%
Wilkes Participações S.A.(5)(6)	117,303,664	34.05%
CBD(5)(6)	117,303,664	34.05%
Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l.(6)(7)	117,303,664	34.05%
Companhia Brasileira de Distribuição Netherlands Holding B.V.(6)(7)	117,033,664	34.05%
†	Based on 344,507,048 Cnova ordinary shares outstanding as of December 15, 2016. Pursuant to the Reorganization, 96,790,798 Cnova ordinary shares indirectly held by Via Varejo were cancelled.
(1)	Includes 2,500,000 ordinary shares held of record by Euris S.A.S., 190,974,069 ordinary shares held of record by Casino, 659,383 ordinary shares held of record by Éxito, and 117,303,664 ordinary shares held of record by Companhia Brasileira de Distribuição Netherlands Holding B.V.
(2)	As of November 30, 2016, Mr. Naouri held, directly or indirectly, 99.99% of the equity securities and 99.9% of the voting power of Euris S.A.S., in each case including pursuant to a usufruct interest with respect to a 45% interest in Euris S.A.S. owned by his three children, which entitles Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits. As of November 30, 2016, Euris S.A.S. held, directly or indirectly, 92.36% of the equity securities and 92.46% of the voting power of Finatis S.A. As of November 30, 2016, Finatis S.A. held, directly or indirectly 89.25% of the equity securities and 94.60% of the voting power of Foncière Euris S.A. As of November 30, 2016, Foncière Euris S.A. held directly 55.34% of the equity securities and 70.29% of the voting power of Rallye S.A. As of November 30, 2016, Rallye S.A. held, directly or indirectly, 50.34% of the equity securities and 63.79% of the voting power of Casino.
(3)	Includes 190,974,069 ordinary shares held of record by Casino, 659,383 ordinary shares held of record by Éxito, and 117,303,664 ordinary shares held of record by Companhia Brasileira de Distribuição Netherlands Holding B.V.

(4)	Includes 659,383 ordinary shares held of record by Éxito, and 117,303,664 ordinary shares held of record by Companhia Brasileira de Distribuição Netherlands Holding B.V.
(5)	Includes 117,303,664 ordinary shares held of record by Companhia Brasileira de Distribuição Netherlands Holding B.V.
(6)	As of November 30, 2016, Casino holds, directly or indirectly, 32.8% of the equity securities and 99.94% of the voting power of CBD. In addition, Casino is an indirect controlling shareholder of Éxito and holds, directly or indirectly, 55.3% of the equity securities and voting power of Éxito. Éxito holds indirectly 50.0% of the voting equity securities of CBD, representing 18.8% of the total capital of CBD. Furthermore, Casino and Éxito each hold 50% of the voting equity securities of Segisor SAS, a holding entity that holds 100% of Wilkes Participações S.A., a holding entity that holds 35.39% of the equity securities and 94.3% of the voting power of CBD. In addition, Segisor SAS holds directly 2.11% of the equity securities and 5.62% of the voting power of CBD. CBD holds 100% of Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l., which holds 100% of Companhia Brasileira de Distribuição Netherlands Holding B.V.
(7)	Includes 117,303,664 ordinary shares held of record by Companhia Brasileira de Distribuição Netherlands Holding B.V.

Prior Public Offerings

On November 25, 2014, Cnova completed the initial public offering of its Ordinary Shares on NASDAQ, in an underwritten public offering registered with the SEC on a registration statement on Form F-1 (File No. 333-196521), declared effective on November 19, 2014. Cnova sold 30,820,000 ordinary shares in its initial public offering, at a price per share of US$7.00. Aggregate net proceeds of the offering to Cnova, after deducting the underwriting discount and estimated expenses of the offering, were US$168.1 million. None of the Filing Parties other than Cnova received any proceeds from Cnova’s initial public offering.

IMPORTANT INFORMATION REGARDING CASINO

Company Background

Casino, a French public limited company (société anonyme), is a major food retailer in France and abroad. As a multi-format, multichannel group, it had 15,344 stores under management as of December 31, 2015. The business address and telephone number of Casino is 1, Cours Antoine Guichard, BP 306, 42000 Saint-Étienne, France, Tel.: +33 4 77 45 31 31.

Directors and Executive Officers

Set forth below for each of Casino’s directors and executive officers is their country of citizenship, current principal occupation or employment, the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of such director or executive officer.

Directors

Casino’s board of directors consists of 12 directors. The individuals listed below are Casino’s current directors. In addition, two non-voting directors attend board meetings in an advisory capacity only: Mr. Henri Giscard d’Estaing and Mr. Gilles Pinoncely.

Name	Age	Position
Jean-Charles Naouri	67	Chairman, Chief Executive Officer
Nathalie Andrieux†	50	Director
Didier Carlier	64	Director, representative of Euris Corporate
Jacques Dumas	63	Director, representative of Cobivia Corporate
Diane Coliche	38	Director, representative of Matignon Diderot Corporate
Lady Sylvia Jay†	69	Director
Didier Levêque	54	Director, representative of Foncière Euris Corporate
Catherine Lucet†	57	Director
Gérald de Roquemaurel†	70	Director
David de Rothschild	73	Director
Frédéric Saint-Geours†	66	Director
Michel Savart	54	Director, representative of Finatis Corporate
†	Denotes that the Casino board of directors has determined that such director is independent.

Jean-Charles Naouri. Mr. Naouri is Chairman of the board of directors and Chief Executive Officer of Casino. A graduate of the École normale supérieure (sciences), Harvard University and the École nationale d’administration, Mr. Naouri began his career as Inspector General of Finances at the French Treasury. He was appointed Chief of Staff for the Minister of Social Affairs and National Solidarity in 1982, then Chief of Staff for the Minister of the Economy, Finance and Budget in 1984. In 1987, he founded Euris S.A., which became the controlling shareholder of Rallye S.A. in 1991 then of Casino in 1998. Mr. Naouri has been Chairman and Chief Executive Officer of Casino since March 2005. Mr. Naouri’s principal business address is c/o Groupe Casino, 1, Cours Antoine Guichard, BP 306, 42000 Saint-Étienne, France. Mr. Naouri is a citizen of France.

Nathalie Andrieux. Ms. Andrieux is an independent director of Casino. She is independent director of various companies. She joined La Poste Group in 1997, was appointed Chief Executive Officer of Média Poste in 2004, Chairman of Média Poste in 2009 and Chairman of La Poste Numérique in 2012, a position she held until March 2015. Prior to joining La Poste, she held various positions in the Banque Populaire group, Casden (1993-1997) and Bred (1990-1993). Ms. Andrieux’s principal business address is 171 rue de l’Université – 75007, Paris, France. Ms. Andrieux is a citizen of France.

Didier Carlier. Mr. Carlier is the Chief Executive Officer of Rallye and a member of the board of directors of Casino. He was appointed Deputy Chief Executive Officer in January 2002. He has been Chief Executive Officer of Rallye since February 28, 2013. Mr. Carlier’s principal business address is 83, rue du Faubourg-Saint-Honoré – 75008 Paris, France. Mr. Carlier is a citizen of France.

Jacques Dumas. Mr. Dumas is a member of the board of directors of Casino. Mr. Dumas is Deputy Chief Executive Officer of Euris and Advisor to the Chairman of Casino. Mr. Dumas’s principal business address is 148 rue de l’Université - 75007 Paris. Mr. Dumas is a citizen of France.

Diane Coliche. Ms. Coliche is a member of the board of directors of Casino. Ms. Coliche has been M&A and Investments Director at Casino since 2010. Ms. Coliche’s principal business address is 148 rue de l’Université - 75007 Paris. Ms. Coliche is a citizen of France.

Lady Sylvia Jay. Lady Jay is an independent director of Casino. She is independent director of various companies. In 2001, Lady Sylvia Jay joined the private sector as Chief Executive Officer of the U.K. Food and Drink Federation until 2005, when she was appointed Vice Chairwoman, then in 2011 Chairwoman of L’Oréal UK and Ireland until August 2013. Lady Jay’s principal business address is 38 Markham Street – London SW3 3NR, UK. Lady Jay is a citizen of the United Kingdom.

Didier Levêque. Mr. Levêque is a member of the board of directors of Casino. See the section entitled “Important Information Regarding Cnova—Directors and Executive Officers—Directors” for more information about Mr. Lévêque.

Catherine Lucet. Ms. Lucet is an independent director of Casino. Ms. Lucet worked at the Vivendi Group as Chief Executive Officer of Éditions Nathan. Ms. Lucet is a member of the Executive Committee of Editis, Chief Executive Officer of its Education and Reference division, which includes Éditions Nathan, Bordas, Clé and Retz and the Le Robert dictionaries, and Chairwoman of Éditions Nathan. Since 2010, she has also been Vice-Chairwoman of the Cap Digital business cluster. Ms. Lucet’s principal business address is 25, avenue Pierre-de-Coubertin – 75013 Paris, France. Ms. Lucet is a citizen of France.

Gérald de Roquemaurel. Gérald de Roquemaurel is an independent director of Casino. He is manager of BGR Partners, partner of Arjil in Belgium. From January 2009 to September 2015 he served as Senior Partner of Arjil in Belgium. He was appointed as Senior Advisor at Messiers-Maris in September 2015. Mr. de Roquemaurel’s principal business address is Rue de Belle Vue, 64 – Brussels 1000, Belgium. Gérald de Roquemaurel is a citizen of France.

David de Rothschild. David de Rothschild has run the Rothschild & Co. group (formerly Paris-Orléans) since 2003. He has been Chairman of Rothschild & Co Gestion SAS and Statutory Managing Partner of Rothschild & Co. since June 2012. Mr. de Rothschild’s principal business address is 29, avenue de Messine – 75008 Paris, France. David de Rothschild is a citizen of France.

Frédéric Saint-Geours. Mr. Saint-Geours is an independent director of Casino. In January 2008, he was appointed Advisor to the Chairman of the Executive Board of PSA Peugeot Citroën and member of its Executive Committee. He was elected Chairman of the UIMM trade federation on December 20, 2007. As from 2009, he was successively a member of the Management Board of Peugeot SA, Chief Financial Officer and Head of Strategy for the PSA Peugeot Citroën Group, head of the Peugeot and Citroën brands and Special Advisor to the Chairman of the Management Board of PSA Peugeot Citroën. In September 2013, he was elected Chairman of the Groupe des Fédérations Industrielles and in November 2014, Chairman of the Supervisory Board of the SNCF an appointment that was renewed in July 2015. Mr. Saint-Geours’s principal business address is 75, avenue de la Grande-Armée 75116 Paris, France. Mr. Saint-Geours is a citizen of France.

Michel Savart. Mr. Savart is a member of the board of directors of Casino. Mr. Savart has been Chairman and Chief Executive Officer of Foncière Euris since August 2009. Mr. Savart’s principal business address is 83, rue du Faubourg-Saint-Honoré – 75008 Paris, France. Mr. Savart is a citizen of France.

Non-voting directors

Henri Giscard d’Estaing. Mr. Giscard d’Estaing is a non-voting director of Casino. Mr. Giscard d’Estaing serves as Chairman and Chief Executive Officer of Club Méditerranée. Henri Giscard d’Estaing joined Club Méditerranée in 1997 where he was successively Deputy Chief Executive Officer in charge of Finance, Business Development and International Relations (1997-2001), Chief Executive Officer (2001-2002), and Chairman of the Executive Board (2002-2005) before being appointed Chairman and Chief Executive Officer. Mr. Giscard d’Estaing’s principal business address is 11, rue de Cambrai, 75019 Paris, France. Mr. Giscard d’Estaing is a citizen of France.

Gilles Pinoncély. Mr. Pinoncély is a non-voting member of the board of directors of Casino. He was appointed member of the Supervisory Board of Casino and then member of the board of directors in 2003. Mr. Pinoncély’s principal business address is 1, Cours Antoine Guichard – 42000 Saint-Étienne, France. Mr. Pinoncély is a citizen of France.

Executive Officers

Hervé Daudin. Mr. Daudin is the Executive Officer, Merchandise Director and Chairman of EMC Distribution. Mr. Daudin’s principal business address is 148 rue de l’Université – 75007 Paris. Mr. Daudin is a citizen of France.

Yves Desjacques. Mr. Desjacques is the Executive Officer, Corporate Human Resources of Casino. Mr. Desjacques’s principal business address is 148 rue de l’Université – 75007 Paris. Mr. Desjacques is a citizen of France.

Carlos Mario Giraldo Moreno. Mr. Moreno is the Chairman and Chief Executive Officer of the Éxito Group (Colombia). Mr. Moreno’s principal business address is Carrera 48 nº 32 B Sur 139 Envigado, Colombia. Mr. Moreno is a citizen of Colombia.

Antoine Giscard-d’Estaing. Mr. Giscard-d’Estaing is the Chief Financial Officer of Casino. Mr. Giscard-d’Estaing’s principal business address is 148 rue de l’Université – 75007 Paris. Mr. Giscard-d’Estaing is a citizen of France.

Ronaldo Iabrudi dos Santos Pereira. Mr. Iabrudi is the Chief Executive Officer of GPA (Brazil). Mr. Labrudi’s principal business address is Avenida Brigadeiro Luís Antonio, No.3142, Jardim Paulista, CEP 01402-901, São Paulo – SP, Brazil. Mr. Labrudi is a citizen of Brazil.

Julien Lagubeau. Mr. Lagubeau is the Chief Operating Officer and Executive Committee Secretary of Casino. Mr. Lagubeau’s principal business address is 148 rue de l’Université – 75007 Paris. Mr. Lagubeau is a citizen of France.

Jean-Paul Mochet. Mr. Mochet is the Chief Executive Officer of Franprix and the Convenience Banners. Mr. Mochet’s principal business address is 123 quai Jules Guesde - 94400 Vitry-sur-Seine. Mr. Mochet is a citizen of France.

Tina Schuler. Ms. Schuler is the Chief Executive Officer of Leader Price and Casino Supermarkets. Ms. Schuler’s principal business address is 123 quai Jules Guesde - 94400 Vitry-sur-Seine. Ms. Schuler is a citizen of France.

Arnaud Strasser. Mr. Strasser is the Executive Officer, Corporate Development and Holdings of Casino. See the section entitled “Important Information Regarding Cnova—Directors and Executive Officers—Directors” for more information about Mr. Strasser.

Gérard Walter. Mr. Walter is the Chief Executive Officer of Géant Casino. He was the Executive Managing Director of Géant Casino from December 2009. Mr. Walter joined the Casino Group in 1985. He started as Department Manager, then Supermarket Director. In 1992, he joined the hypermarket branch as a store director, then as a regional director and then as a Profession Director. In 2003, he was appointed General Manager of Géant Polska before becoming Executive Operations Manager of Géant Casino in France. From 2008, Mr. Walter was the Food Purchasing Director of the Casino Group. Mr. Walter’s principal business address is 1, Cours Antoine Guichard - 42000 Saint-Étienne, France. Mr. Walter is a citizen of France.

Régis Schultz. Mr. Schultz was appointed Chairman of Monoprix on August 22, 2016. Mr. Shultz’s principal business address is 14/16 rue Marc Bloch 92116 Clichy. Mr. Schultz is a citizen of France.

IMPORTANT INFORMATION REGARDING CBD

Company Background

CBD is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. The business address and telephone number of CBD is Av. Brigadeiro Luís Antônio, 3142 Jardim Paulista CEP 01402-901 São Paulo SP Brasil, Tel.: (55 11) 3886-0533.

Directors and Executive Officers

Set forth below for each of CBD’s directors and executive officers is their country of citizenship, current principal occupation or employment, the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of such director or executive officer.

Directors

CBD’s board of directors consists of 11 directors. The individuals listed below are CBD’s current directors.

Name	Age	Position
Ronaldo Iabrudi dos Santos Pereira	61	Chief Executive Officer, Director
Jean-Charles Naouri	67	Chairman
Arnaud Strasser	47	Vice Chairman, Director
Eleazar de Carvalho Filho†*	59	Director
Luiz Augusto de Castro Neves†	72	Director
Maria Helena dos Santos Fernandes Santana†*	57	Director
Luiz Aranha Corrêa do Lago†*	65	Director
Yves Desjacques	48	Director
Carlos Mario Giraldo Moreno	56	Director
José Gabriel Loaiza Herrera	41	Director
Carlos Mario Diéz Gomez	56	Director
†	Denotes that the CBD board of directors has determined that such director is not affiliated with the Casino parties.
*	Denotes service a member of the CBD special committee formed in connection with analysis of the Transaction and the negotiation of the Casino and CBD Letters and new operational agreement between Via Varejo and CBD.

Ronaldo Iabrudi dos Santos Pereira. Mr. Iabrudi is CBD’s Chief Executive Officer and has been Chairman of the Board of Directors of Via Varejo since 2014. See the section entitled “Important Information Regarding Cnova—Directors and Executive Officers—Directors and Executive Officers—Directors” for more information about Mr. Iabrudi.

Jean-Charles Naouri. Mr. Naouri is the CBD’s Chairman of the Board of Directors and has been a member of CBD’s board of directors since 2005. See the section entitled “Important Information Regarding Casino—Directors and Executive Officers—Directors” for additional information regarding Mr. Jean-Charles Naouri.

Arnaud Strasser. Mr. Strasser is the Executive Officer, Corporate Development and Holdings of Casino. See the section entitled “Important Information Regarding Cnova—Directors and Executive Officers—Directors” for more information about Mr. Strasser.

Eleazar de Carvalho Filho. Mr. Filho has been an independent member of CBD’s board of directors since 2012 and a member of Cnova board of directors since October 2014. See the section entitled “Important Information Regarding Cnova—Directors” for more information about Mr. Filho.

Luiz Augusto de Castro Neves. Mr. Neves has been an independent member of CBD’s board of directors since 2012. He served as the Brazilian ambassador to Japan, Mongolia, the Democratic People’s Republic of

Korea (2008-2010), China (2004-2008) and Paraguay (2000-2004). Mr. Castro Neves was also Deputy Secretary-General of Foreign Affairs, chairman of the board of directors of Itaipu Binacional, interim Minister of State and Head of the Secretariat of Strategic Affairs of the Presidency of Brazil. Mr. Castro Neves is a founding partner of CN Estudo e Projetos Ltda., Vice-President Emeritus of the Brazilian Center of Foreign Affairs, a member of the technical board of the National Trade Confederation and Chairman of the China-Brazil Business Council. Mr. Neves’s principal business address is Rua Araújo Porto Alegre, 36, sala 1.202, Centro, CEP: 20.030-902, Rio de Janeiro, RJ, Brazil. Mr. Neves is a citizen of Brazil.

Maria Helena dos Santos Fernandes Santana. Ms. Santana has been an independent member of CBD’s board of directors since 2013. She is also independent director and the coordinator of the audit committee of Totvs S.A., a member of the audit committee of Itau Unibanco Holding S.A. and trustee of the IFRS Foundation. Previously, she was an independent director of CPFL Energia S.A. and served as chairman of the Securities Commission of Brazil (“CVM”) from July 2007 to July 2012 and as a commissioner of the CVM from July 2006 to July 2007. She also worked as chair of the Executive Committee of the International Organization of Securities Commissions from 2011 to 2012. Ms. Santana’s principal business address is Av. Brigadeiro Luis Antonio, 3142, São Paulo, SP, Brazil. Ms. Santana is a citizen of Brazil.

Luiz Aranha Corrêa do Lago. Mr. Corrêa do Lago has been an independent member of CBD’s board of directors since 2014. He is professor of economics at Pontifical Catholic University of Rio de Janeiro since 1979, having served as associate professor from 1979 to 1995 and as full professor since 1995. He is a consultant for Grupo Lorentzen and member of the board of directors of Lorentzen Empreendimentos S.A., where he served as director from 1988 to 2006. He served as a member of the board of directors of Aracruz Celulose S.A. from 1988 to 2008, Veracel S.A. from 2006 to 2008, Arapar S.A. from 1988 to 2009 and Companhia de Navegação Norsul from 1988 to 2010. Mr. Corrêa’s principal business address is Rua Lauro Muller, n° 116, sala 3902, Botafogo, Rio de Janeiro, RJ, Brazil. Mr. Corrêa is a citizen of Brazil.

Yves Desjacques. Mr. Desjacques has been a member of CBD’s board of directors since 2014. See the section entitled “Important Information Regarding Cnova—Directors and Executive Officers—Directors” for more information about Mr. Desjacques.

Carlos Mario Giraldo Moreno. Mr. Giraldo has been a member of CBD’s board of directors since 2015. He is also the chief executive officer of Éxito and a member of Casino’s executive committee. Mr. Giraldo joined Grupo Exito in 2007 as Chief Operational Officer and has been Grupo Exito’s Chief Executive Officer since March 2013. Prior to joining Éxito, Mr. Giraldo was the President of Industrias Alimenticias Noel S.A., from 1997 to 2005 (main cookies and processed meat player) and President of Compañía de Galletas Noel S.A. and Executive Vice president Grupo Nutresa from 2005 to 2007 (main Colombian food player). He is member of the following boards: The Consumer Goods Forum; The Coca-Cola Retailing Research Council for Latin America (Chairman 2013/2014); Copa Airlines and Interconección Electríca S.A. ISA in Colombia. In 2003, he was appointed Chairman of the board of the National Association of Business ANDI, main private sector Association in Colombia. Mr. Moreno’s principal business address is Carrera 48 n° 32 B Sur 139 Envigado, Colombia. Mr. Moreno is a citizen of Colombia.

José Gabriel Loaiza Herrera. Mr. Herrera has been a member of CBD’s board of directors since 2015. He is also International Business Vice-President of the Éxito Group, where he has also been Sales and Procurement Vice-President since 2011. Previously, he occupied the positions of Entertainment Officer, Consumer Electronics and Home Appliance Officer (2010-2011), Financial Planning Consultant (2008-2010) and Investor Relations Officer (2006-2008). Mr. Herrera’s principal business address is Carrera 48 n° 32 B Sur 139 Envigado, Colômbia. Mr. Herrera is a citizen of Colombia.

Carlos Mario Diéz Gomez. Mr. Gomez has worked for Almacenes Éxito S.A. since 1992, holding positions such as store officer, food retail officer, integration manager Medellín-Bogotá-Êxito, supermarket management manager, commercial vice-president, operations vice-president and currently as retail business vice-president. Mr. Gomez’s principal business address is Carrera 48 n° 32 B Sur 139 Envigado, Colombia. Mr. Herrera is a citizen of Colombia.

Executive Officers

Christophe José Hidalgo. Mr. Hidalgo has been CBD’s chief financial officer and corporate services officer since 2012. He joined the Casino Group in 2000, where he has held several positions in finance and controllership, including chief financial officer of Éxito from 2010 to 2012. Mr. Hidalgo has been nominated by Cnova’s board to be appointed as non-executive director of Cnova on its January 13, 2017 EGM. Mr. Hidalgo’s principal business address is Av. Brigadeiro Luis Antonio, 3142, Direx, São Paulo, SP, Brazil. Mr. Hidalgo is a citizen of France.

Antonio Salvador. Mr. Salvador has been CBD’s Executive Vice-President of Human Resources and Management since 2013. Previously, he served as vice president of human resources for Hewlett-Packard in Brazil from 2010 to 2013. Mr. Salvador’s principal business address is Av. Brigadeiro Luis Antonio, 3142, São Paulo, SP, Brazil. Mr. Salvador is a citizen of Brazil.

Belmiro de Figueiredo Gomes. Mr. Gomes has been CBD’s wholesale business officer since 2012. Mr. Gomes joined CBD in 2010, having also held the position of commercial director. Mr. Gomes’s principal business address is Av. Aricanduva, nº 5555, Âncora E, Vila Aricanduva, São Paulo, SP, CEP 03527-000, Brazil. Mr. Gomes is a citizen of Brazil.

Daniela Sabbag. Ms. Sabbag has been CBD’s investor relations officer since 2013. Ms. Sabbag was CBD’s investor relations nonexecutive officer from 2006 to 2010 and strategic planning, mergers and acquisitions and new business officer from 2010 to 2013. Ms. Sabbag’s principal business address is Av. Brigadeiro Luis Antonio, 3142, Direx, São Paulo, SP, Brazil. Ms. Sabbag is a citizen of Brazil.

Luis Emilio Moreno Sanchez. Mr. Sanchez is CBD’s executive vice-president of multiretail business. Mr. Sanchez worked for Libertad S.A. (Groupe Casino) from 2014 to 2016, as CEO General Director. He also worked for Walmart from 2005 to 2013, as Head of Merchandising, Vice-president New Formats Development, Vice-president of Structural Supply Chain Transformation Food Private Labels, and Real Estate Development Senior Director; for Ahold from 2001 to 2005, as Grocery Buying Director, Hypermarket Format Director and Chief Operations Officer and Formats Director; and for Carrefour from 1992 to 2001, as Deputy Director and Category Management New Markets Operations Project Lead, and Store Director. Mr. Sanchez’s principal business address is Av. Brigadeiro Luis Antonio, 3142, São Paulo, SP, Brazil. Mr. Sanchez is a citizen of Spain.

Marcos Baruki Samaha. Mr. Samaha has been CBD’s Multiretail Operations Executive Officer since January 2016. Previously, he was the Chief Executive Officer of Jequiti Cosméticos from 2015 to 2016; the Chief Executive Officer of JBS Foods on 2013. He has also worked for Walmart, as Commercial Director, Supercenter Department Vice-President, South Region Vice-President, Executive Vice-President – Retail Division Chief Operational Officer, Chief Executive Officer Central America (five countries) and as Chief Executive Officer Brazil, from 1999 to 2010. Mr. Samaha’s principal business address is Av. Brigadeiro Luis Antonio, 3142, São Paulo, SP, Brazil. Mr. Sanchez is a citizen of Brazil.

IMPORTANT INFORMATION REGARDING THE FILING PARTIES AND THEIR
CONTROLLING AFFILIATES

The Filing Parties and their Controlling Affiliates

Cnova and its Controlling Affiliates

Cnova is controlled by Casino, which holds 190,974,069 Cnova ordinary shares directly, representing 55.43% of Cnova’s outstanding equity interests. Additionally, Companhia Brasileira de Distribuição Netherlands Holding B.V. (which we refer to as “CBD DutchCo”), which is indirectly controlled by CBD and therefore indirectly controlled by Casino, directly holds 117,303,664 Cnova ordinary shares representing 34.05% of Cnova’s equity interests. Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l. (which we refer to as “CBD LuxCo”) owns 100% of CBD DutchCo. CBD owns 100% of CBD LuxCo. . CBD is controlled by Wilkes Participações S.A., which beneficially owns 35.39% of CBD’s equity interests and 94.32% of CBD’s voting interests. Wilkes is controlled by Segisor SAS (which we refer to as “Segisor”), which owns 100% of Wilkes’ equity interests and 100% of Wilkes’ voting interests. Additionally, Segisor directly holds 2.11% of the equity interests and 5.62% of the voting power of CBD. Segisor is controlled by Casino and Exito, each of which owns 50% of Segisor’s voting equity securities. Exito is controlled by Casino, which owns 55.3% of Exito’s equity interests and 55.3% of Exito’s voting interests. Casino is controlled by Rallye S.A. (which we refer to as “Rallye”), which beneficially owned, as of November 30, 2016, 50.34% of Casino’s equity interests and 63.79% of Casino’s voting interests. Rallye is controlled by Fonciere Euris S.A. (which we refer to as “Fonciere Euris”), which owns 55.34% of Rallye’s equity interests and 70.29% of Rallye’s voting interests. Fonciere Euris is controlled by Finatis S.A. (which we refer to as “Finatis”), which owns 89.25% of Fonciere Euris’s equity interests and 94.60% of voting interests. Finatis is controlled by Euris S.A.S. (which we refer to as “Euris”), which owns 92.36% of Finatis’ equity interests and 92.46% of voting interests. Euris is controlled by Jean-Charles Naouri, who owns 99.99% of Euris’ equity interests and voting interests. Mr. Naouri is deemed the beneficial owner of 311,437,116 Cnova ordinary shares, representing 90.40% of Cnova’s outstanding shares. We collectively refer to Cnova and its controlling affiliates listed in this subsection as the “Cnova Parties.”

During the past five years, none of the Cnova Parties (as defined above) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the past five years, except as set forth below, neither Cnova nor any of the Cnova directors or executive officers listed above has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Casino and its Controlling Affiliates

Casino is controlled by Rallye, which beneficially owns 50.34% of Casino’s equity interests and 63.79% of Casino’s voting interests. Rallye is controlled by Fonciere Euris, which owns 55.34% of Rallye’s equity interests and 70.29% of Rallye’s voting interests. Fonciere Euris is controlled by Finatis S.A., which owns 89.25% of Fonciere’s equity interests and 94.60% of voting interests. Finatis is controlled by Euris, which owns 92.36% of Finatis’ equity interests and 92.46% of voting interests. Euris is controlled by Jean-Charles Naouri, who owns 99.99% of Euris’ equity interests and voting interests. Mr. Naouri is deemed the beneficial owner of 55,930,447 Casino shares, representing approximately 50.70% of Casino’s outstanding shares. We collectively refer to Casino and its controlling affiliates listed in this subsection as the Casino Parties.

During the past five years, none of the Casino Parties (as defined above) nor any of their respective directors or executive officers listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the past five years, except as set forth below, neither Casino nor any of Casino’s directors or executive officers listed above has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

CBD and its Controlling Affiliates

CBD is controlled by Wilkes, which beneficially owns 35.39% of CBD’s equity interests and 94.32% of CBD’s voting interests. Wilkes is controlled by Segisor, which owns 100% of Wilkes’ equity interests and 100%

of Wilkes’ voting interests. Additionally, Segisor directly holds 2.11% of the equity interests and 5.62% of the voting power of CBD. Segisor is controlled by CGP and Exito, each of which owns 50% of Segisor’s voting equity securities. Exito is controlled by Casino, which owns 54.80% of Exito’s equity interests and 55,3% of Exito’s voting interests. Casino is controlled by Rallye, which beneficially owns 50.34% of Casino’s equity interests and 63.79% of Casino’s voting interests. Rallye is controlled by Fonciere Euris, which owns 55.34% of Rallye’s equity interests and 70.29% of Rallye’s voting interests. Fonciere Euris is controlled by Finatis, which owns 89.25% of Fonciere Euris’s equity interests and 94.60% of voting interests. Finatis is controlled by Euris, which owns 92.36% of Finatis’ equity interests and 92.46% of voting interests. Euris is controlled by Jean-Charles Naouri, who owns 99.99% of Euris’ equity interests and voting interests. Mr. Naouri is deemed the beneficial owner CBD preferred and common shares, jointly representing 32.80% of CBD’s equity interests and 99.94% of its voting interests. We collectively refer to CBD and its controlling affiliates listed in this subsection as the CBD Parties.

During the past five years, none of the CBD Parties (as defined above) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the past five years, except as set forth below, neither CBD nor any of the CBD directors or executive officers listed above has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Certain Information Regarding the Controlling Affiliates

In alphabetical order and excluding Cnova, Casino and CBD, information regarding each of which is included elsewhere throughout this offer to purchase, the following entities collectively comprise the Cnova Parties, Casino Parties and CBD Parties. We collectively refer to the persons listed in this subsection as the “Controlling Affiliates” of the Filing Parties.

−	CBD DutchCo. Companhia Brasileira de Distribuição Netherlands Holding B.V., a Besloten Vennootschap organized under the laws of the Netherlands, is primarily a holding company without its own independent operations. CBD DutchCo’s principal place of business is WTC Schiphol Airport, Schiphol Boulevard 231, B-Tower, 5th Floor. 1118BH Amsterdam, The Netherlands. CBD DutchCo’s telephone number is +31 88 560 9950.
−	CBD LuxCo. Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l., a société à responsabilité limitée organized under the laws of Luxembourg, is primarily a holding company without its own independent operations. CBD LuxCo’s principal place of business is 15 rue Edward Steichen, 4th Floor L-2540 Luxembourg. CBD LuxCo’s telephone number is +352 42 22 29.
−	Euris. Euris S.A.S., société par actions simplifiée, organized under the laws of France, is primarily a holding company without its own independent operations. Euris’ principal place of business is 83 Rue du Faubourg Saint-Honoré, 75008 Paris, France. Euris’ telephone number is 01 44 71 14 00.
−	Exito. Almances Exito S.A., a sociedade anónima organized under the laws of Colombia, is a regional retail company in South America. Exito operates more than 2,600 total stores in four countries, including: in Colombia through Grupo Éxito; in Brazil through Grupo Pão de Açúcar; in Uruguay through Grupo Disco and Grupo Devoto; and in Argentina through Libertad. Exito’s principal place of business is Carrera 48 No. 32B Sur 139, Evigado, Colombia. Exito’s telephone number is (57) (4) 339 6565.
−	Finatis. Finatis S.A., a société anonyme organized under the laws of France, is primarily a holding company without its own independent operations. Finatis principal place of business is 83 Rue du Faubourg Saint-Honoré, 75008 Paris, France. Finatis telephone number is 01 44 71 14 00.
−	Fonciere Euris. Fonciere Euris S.A., a société anonyme organized under the laws of France, is primarily a holding company without its own independent operations. Fonciere Euris’ principal place of business is 83 Rue du Faubourg Saint-Honoré, 75008 Paris, France. Foncière Euris’ telephone number is 01 44 71 14 90.

−	Jean-Charles Naouri. Mr. Naouri is the Chairman of the board of directors and Chief Executive Officer of Casino. In 1976, Mr. Naouri joined the Inspection des finances, the auditing and supervisory body of the French Administration., he served as chief of staff for the Minister of Social Affairs in 1982 and National Solidarity and the Minister of Economy, Finance and Budget in 1984. In 1987, he founded Euris S.A., which became the controlling shareholder of Rallye S.A. in 1991 then of Casino in 1998. Mr. Naouri has been Chairman and Chief Executive Officer of Casino since March 2005. Mr. Naouri’s principal business address is 1 cours Antoine Guichard, 42000 Saint-Étienne, France. Mr. Naouri is a citizen of France.
−	Rallye. Rallye S.A., a société anonyme organized under the laws of Republic of France, is primarily a holding company without its own independent operations. Rallye’s principal place of business is 83 Rue du Faubourg Saint-Honoré, 75008 Paris, France. Rallye’s telephone number is 01 44 71 14 00.
−	Segisor. Segisor SAS, a société par actions simplifiées organized under the laws of France, is primarily a holding company without its own independent operations. Segisor’s principal place of business is 1 Cours Antoine Guichard, 42000 Saint-Étienne, France. Segisor’s telephone number is 01 44 71 14 90.
−	Wilkes. Wilkes Participações S.A., a sociedade anónima organized under the laws of Brazil, is primarily a holding company without its own independent operations. Wilkes’ principal place of business is Avenida Brigaderio Luiz Antonio 3142, São Paulo, São Paulo, Brazil. Wilkes’ telephone number is 55 11 3886 3222.

Past Transactions in Cnova’s Ordinary Shares

Transactions in Ordinary Shares during the Past 60 Days

On October 31, 2016, Cnova and Via Varejo completed the Reorganization.

Significant Transactions in Cnova Ordinary Shares during the Past Two Years

Prior to July 14, 2016, CBD and certain of Cnova’s other shareholders held their Cnova ordinary shares through a “DutchCo-LuxCo” holding structure. Pursuant to this structure, Cnova ordinary shares were held directly by Marneylectro B.V., a Dutch private limited liability company (besloten vennootschap), which we refer to as “DutchCo.” Dutch HoldCo was a wholly owned subsidiary of Marneylectro S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée) which we refer to as “LuxCo.” The share capital of LuxCo was owned by CBD, Via Varejo and certain other indirect shareholders of Cnova in proportion to their underlying interest in the Cnova ordinary shares directly held by Dutch HoldCo shareholders.

On July 13, 2016, effective as of July 14, 2016, DutchCo entered into a demerger under Dutch law, pursuant to which:

(i)	DutchCo was renamed QE Participações Netherlands Holding B.V. (which we refer to as “QE DutchCo”) and retained 6,002,981 Cnova ordinary shares and an equal number of special voting depository receipts issued for Cnova special voting shares
(ii)	DutchCo transferred 117,303,664 Cnova ordinary shares and an equal number of special voting depository receipts issued for Cnova special voting shares to CBD DutchCo;
(iii)	Dutch HoldCo transferred 96,790,798 Cnova ordinary shares and an equal number of special voting depository receipts issued for Cnova special voting shares to Via Varejo Netherlands Holding B.V. (which we refer to as “VV DutchCo”);
(iv)	Dutch HoldCo transferred 384,057 Cnova ordinary shares and an equal number of special voting depository receipts issued for our special voting shares to Camberra Participações Netherlands Holding B.V. (which we refer to as “DutchCo Camberra”);
(v)	LuxCo acquired the entire issued share capital of each of CBD DutchCo, VV DutchCo and DutchCo Camberra (and retained the issued share capital of QE DutchCo).

Also on July 14, 2016, but following the demerger of DutchCo described above, LuxCo entered into a demerger under Luxembourg law, pursuant to which:

(i)	LuxCo ceased to exist and all of its assets and liabilities were transferred to CBD LuxCo, Via Varejo Luxembourg Holding S.à r.l. (“VV LuxCo”), Camberra Participações Luxembourg Holding S.à r.l. (“LuxCo Camberra”) and QE Participações Luxembourg Holding (“QE LuxCo”), as described in clauses (ii) through (v) below;
(ii)	CBD acquired the entire issued share capital of CBD LuxCo, which in turn acquired the entire issued share capital of CBD DutchCo;
(iii)	VV acquired the entire issued share capital of VV LuxCo, which in turn acquired the entire issued share capital of Dutch HoldCo VV;
(iv)	Camberra Participações Ltda. (“BrazilCo Camberra”) acquired the entire issued share capital of LuxCo Camberra, which in turn acquired the entire issued share capital of DutchCo Camberra; and
(v)	QE Participações Ltda. acquired the entire issued share capital of QE LuxCo, which in turn acquired the entire issued share capital of QE DutchCo.

With effect from the demerger of LuxCo as described above, the 384,057 special voting depository receipts issued for our special voting shares held by Dutch HoldCo Camberra were cancelled by Stichting Cnova Special Voting Shares, a foundation organized under the Laws of the Netherlands, because as of that moment, Dutch HoldCo Camberra no longer qualified to own Cnova special voting depositary receipts. Stichting Cnova Special Voting Shares then transferred 384,057 Cnova special voting shares to Cnova for no consideration.

Also on July 14, 2016, but following the demerger of LuxCo as described above, Dutch HoldCo Camberra distributed and transferred 384,057 of Cnova ordinary shares to LuxCo Camberra and LuxCo Camberra distributed and transferred those shares to Brazil HoldCo Camberra in connection with their respective liquidations.

On July 15, 2016, Brazil HoldCo Camberra transferred 384,057 of our ordinary shares to Camberra Participações II Ltda., which in turn transferred those shares to various minority shareholders on that same date.

Purchases of Cnova Ordinary Shares by Euris S.A.S.

Purchases of Cnova Ordinary Shares by Euris S.A.S
Fiscal Quarter ended	Total Cnova Ordinary Shares Purchased	Range of Prices Paid per Cnova Ordinary Share	Average Purchase Price per Cnova Ordinary Share
March 31, 2015	500,000	$5.99 – 6.71	$6.33
December 31, 2014	2,000,000	$7.00 – 7.00	$7.00

Other Transactions

On December 22, 2014, Via Varejo acquired 2.22% of the total and voting capital of Marneylectro S.à r.l. Marneylectro was solely engaged in holding the indirect interest of 49.96% in Cnova prior to the demergers described in “—Transactions in Ordinary Shares during the Past 60 Days” above. On June 4, 2014, the board of directors of Via Varejo approved the project for association of the eCommerce businesses developed by Nova Ponto with the eCommerce businesses developed by the controlling shareholder Casino through Cdiscount S.A. and its associates (“Cdiscount”). On July 24, 2014, the corporate reorganization was completed and Via Varejo began as of that time to hold an indirect equity interest in the capital of Cnova.

Significant Past Transactions and Contracts

Cnova is party to a number of significant arrangements with the other Filing Parties. These arrangements are described in Cnova’s Current Report on Form 20-F for the year ended December 31, 2015, under Item 7, Part B—Related Party Transactions.

MISCELLANEOUS

Generally, the circulation, publication, dissemination, dispatch, or distribution of this document and any other materials relating to the U.S. Offer and the making of the U.S. Offer may, in some jurisdictions, be restricted by law. The U.S. Offer is not being made, directly or indirectly, in, and may not be accepted from within, any jurisdiction in which the making of the U.S. Offer or the acceptance thereof would not be in compliance with the laws of that jurisdiction or would require Casino to make a public offer in any jurisdiction other than the United States, or France in connection with the separate French Offer.

Casino has not sought and will not seek any regulatory approval of any securities exchange authority or similar regulatory authorities outside France and the United States in connection with the U.S. Offer and the French Offer, respectively. Persons who come into possession of this document should inform themselves of and comply with any applicable legal restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of that jurisdiction. Casino does not assume any responsibility for any violation by any person of any applicable legal restrictions.

Casino has filed with the SEC a Tender Offer Statement under cover of Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the U.S. Offer, and may file amendments thereto. Such Tender Offer Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in Washington, D.C. See the section entitled “Where You Can Find Additional Information.”

No person has been authorized to give any information or make any representation on our behalf not contained in this offer to purchase or in the letter of transmittal and the forms of acceptance for Cnova ordinary shares and, if given or made, such information or representation must not be relied upon as having been authorized.

CNOVA N.V.

December 27, 2016

The letter of transmittal, or any other required documents should be sent by each holder of Cnova ordinary shares or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the U.S. Offer for Cnova ordinary shares is:

AMERICAN STOCK TRANSFER AND TRUST COMPANY

By Mail: American Stock Transfer & Trust Company, LLC Attn: Reorganization Department 6201 15th Avenue, Brooklyn, New York 11219	By Express or Overnight Courier: American Stock Transfer & Trust Company, LLC Attn: Reorganization Department 6201 15th Avenue, Brooklyn, New York 11219

The form of acceptance for Cnova ordinary shares or any other required documents should be sent by each U.S. holder of If you have questions or need additional copies of this offer to purchase and the letter of transmittal, you can call the Information Agent at its address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer:

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor New York, NY 10104 (888) 206-5896

APPENDIX A

DUTCH LAW POSITION STATEMENT

POSITION STATEMENT

OF

CNOVA N.V.

December 23, 2016

Regarding the recommended tender offers by Casino, Guichard-Perrachon S.A., for all issued and outstanding ordinary shares in Cnova N.V.

This position statement is published in accordance with section 18 paragraph 2 and Annex G of the Dutch Decree on public offers Wft (Besluit openbare biedingen Wft)

The extraordinary general meeting of Cnova N.V. will be held at 14:00 hours, CET, on January 13th, 2017 at the Hilton Amsterdam Airport Schiphol Hotel, located at Schiphol Boulevard 701, 1118BN, in Schiphol, the Netherlands

IMPORTANT INFORMATION

This position statement (the Position Statement) does not constitute or form part of an offer to sell, or a solicitation of an offer to purchase or subscribe for, any securities to any person in any jurisdiction.

In relation to the Transactions described in this Position Statement, Cnova has filed a transaction statement on Schedule 13E-3 with the U.S. Securities and Exchange Commission (the Transaction Statement).

Casino has undertaken to make two separate tender offers that will close simultaneously:

a.	a U.S. offer open to holders of Cnova ordinary shares (Shareholders) who are resident in the United States (U.S. Offer), which is governed by United States law and is subject to the exclusive jurisdiction of the courts of the United States; and
b.	a French offer open to Shareholders who are resident anywhere outside the United States, subject to the local laws and regulations applicable to those holders (French Offer, and together with the U.S. Offer, the Offers), which is governed by French law and is subject to the exclusive jurisdiction of the courts of France.

This Position Statement is published by Cnova for the sole purpose of providing information to its Shareholders on the recommended Offers by Casino, to purchase any and all of the ordinary shares in the share capital of Cnova (the Shares), subject to the terms and conditions set forth:

a.	for the French Offer, in the tender offer memorandum (projet de note d’information) to filed by J.P. Morgan on behalf of Casino with the French Autorité des marchés financiers (AMF) on December 22, 2016, and available to the public on December 23, 2016 and in the response memorandum (projet de note en réponse) filed by Cnova with the AMF and approved by the AMF on December 22, 2016, and available to the public on December 23; and
b.	for the U.S. Offer, in the tender offer statement to be filed on or around December 27, 2016 on Schedule TO with the U.S. Securities and Exchange Commission (SEC);

(the documents under a and b, hereinafter referred to as the Offer Documents).

Both Offers will commence on or around December 27, 2016, and will lapse on January 25, 2017, unless extended in accordance with the terms of the Offer Documents.

Capitalised terms in this Position Statement shall, unless otherwise defined in this Position Statement, have the meaning attributed to them in the Transaction Statement. Any reference in this Position Statement to defined terms in plural form shall constitute a reference to such defined terms in singular form, and vice versa. All grammatical and other changes required by the use of a definition in singular form shall be deemed to have been made herein and the provisions hereof shall be applied as if such changes have been made.

Copies of this Position Statement, the French draft tender offer memorandum and the French response memorandum are available on, and can be obtained free of charge from, the website of Cnova (www.cnova.com). A copy of the Schedule TO can be obtained at the website of the SEC (www.sec.gov) when it is filed on or around December 27, 2016.

The position of the Cnova Transaction Committee regarding the Offers set forth below, will be fully copied in Cnova’s response memorandum, consistent with French regulations.

Pursuant to Rule 14e-5 of the U.S. Securities Exchange Act, Casino is not permitted to, and will not, make any purchases of, or arrange to purchase, Shares other than pursuant to the Offers.

The information included in this Position Statement reflects the situation as of the date of this Position Statement, unless otherwise indicated. Under no circumstances may the issuance or distribution of this Position Statement be interpreted as implying that the information contained herein is true and accurate on a later date than the date hereof, unless otherwise indicated. Cnova does not undertake any obligation to publicly release any revision to this information to reflect events or circumstances after the date of this document, except as may be required by applicable securities laws. Cnova is exclusively responsible for the accuracy and completeness of the information contained in this Position Statement, provided that the only responsibility it accepts for information concerning Casino and the Offers is the assurance that such information is properly reported and reproduced from the Offer Documents.

This Position Statement includes forward-looking statements including statements regarding the Offers and the anticipated consequences and benefits of the Offers, the expected timing and completion of the Offers and language indicating trends. These forward-looking statements are based on currently available financial and economic data as well as Cnova’s current views and assumptions with respect to future events and financial performance. Cnova operates in a highly-volatile market, subject to rapid technological, consumer based or competitive environment based changes. Forward-looking statements are inherently uncertain, because these statements relate to events and depend on circumstances that all occur in the future. A number of important factors could cause actual results to differ materially from those indicated by the forward looking statements. Generally, words such as “may”, “should”, “aim”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue”, “project”, or similar expressions, identify forward-looking statements. Although Cnova believes that the assumptions upon which its respective financial information and its respective forward-looking statements are based are reasonable, it can give no assurance that these assumptions or statements will prove to be correct. These forward-looking statements are subject to risks, uncertainties, assumptions and other important factors, many of which may be beyond Cnova’s control (such as political, economic or legal changes in the markets and environments in which Cnova conducts its business), and could cause the actual results, performance or achievements of Cnova to be materially different from those expressed or implied in these forward-looking statements. Moreover, Shareholders should not interpret statements regarding trends or activities as representations that these trends and activities will continue in the future. Factors that could cause actual results to differ from such statements include, but are not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the Offers, the failure to receive on a timely basis or otherwise the required approvals by government or regulatory authorities, and the ability of Cnova to retain and hire key personnel and to maintain relationships with customers, suppliers and other business partners pending completion of the Offers.

1.	INTRODUCTION

Dear Shareholder,

On August 8, 2016, Cnova announced that it had entered into a binding reorganization agreement (the Reorganization Agreement) with Via Varejo S.A. (Via Varejo), regarding the reorganization of Cnova’s Brazilian subsidiary, Cnova Comércio Eletrônico S.A. (Cnova Brazil) within Via Varejo (the Reorganization). Cnova also announced that its shareholder Casino, Guichard-Perrachon S.A. (Casino), had agreed to launch the Offers to purchase the outstanding ordinary shares of Cnova (Shares) at a price of US$ 5.50 per share with respect to holders of Shares (Shareholders) who are resident in the United States or, with respect to Shareholders who are resident anywhere outside of the United States, an equivalent price in euros, subject only to completion of the Reorganization. Cnova’s (indirect) shareholder Companhia Brasileira de Distribuição (CBD) has agreed not to participate in the Offers or otherwise transfer Shares indirectly held by it prior to the completion of the Offers.

On September 12, 2016 Cnova convened an extraordinary general meeting of shareholders, among other things, to approve the Reorganization and take certain resolutions related to the Reorganization (the Reorganization EGM). On October 27, 2016, the Shareholders approved the Reorganization at the Reorganization EGM and adopted all other resolutions put forward on the agenda of the Reorganization EGM. On October 31, 2016, Cnova announced that the Reorganization had been completed.

Pursuant to the Reorganization, in exchange for all of its ownership interest in Cnova Brazil, Cnova received approximately 97 million Shares held by Via Varejo (representing approximately 22% of its share capital) and cash consideration of approximately US$ 5 million, subject to customary closing adjustments. In addition, Cnova received the repayment of a shareholder loan granted by Cnova to Cnova Brazil, for an amount of approximately BRL 527 million (EUR 146 million).

As a result of the completion of the Reorganization, Cnova is now focused entirely on Cdiscount and Via Varejo has become the sole shareholder of Cnova Brazil, which operates Extra.com.br, Pontofrio.com and Casasbahia.com.br websites, and is no longer a shareholder of Cnova.

Following the completion of the Reorganization, Casino has confirmed to Cnova that both Offers will commence on or around December 27, 2016, and will lapse on January 25, 2017, unless extended in accordance with the terms of the Offer Documents. Copies of this Position Statement, the French draft tender offer memorandum and the French response memorandum are available on, and can be obtained free of charge from, the website of Cnova (www.cnova.com). A copy of the Schedule TO can be obtained at the website of the SEC (www.sec.gov) when it is filed on or around December 27, 2016.

Before reaching agreement on the Transactions, the Cnova Transaction Committee made a thorough assessment of the Transactions versus the other potential strategic alternatives, weighing up the interests of Cnova and its stakeholders, including the Shareholders. The Board has duly considered the Reorganization and the Offers and now that the Reorganization has been completed, recommends the Offers for acceptance to its Shareholders. In this Position Statement, the Board would like to address the background of the Offers and their merits.

Additionally, on December 2, 2016, to inform you about the Offers, the Board convened an extraordinary general meeting of shareholders to be held on January 13, 2017, at 14:00 CET, at Hilton Amsterdam Airport Schiphol Hotel located at Schiphol Boulevard 701, 1118 BN, Schiphol Airport, the Netherlands (the Offers EGM). The Offers are not being put forth to a vote of the Shareholders. At the Offers EGM you will be asked to vote in favour of the proposed appointment of Mr Christophe José Hidalgo as non-executive director to replace Mr Didier Lévêque, who indicated that he intends to resign from his position as non-executive member and vice-chairman of Cnova as of the date of the Offers EGM. The full agenda and explanatory notes to the Offers EGM is attached to this Position Statement as Schedule 4.

2.	DECISION-MAKING PROCESS BY THE CNOVA TRANSACTION COMMITTEE

This following contains a non-exhaustive description of the discussions between representatives of Casino and the Cnova Transaction Committee that resulted in the signing of the Casino-Cnova Undertakings Letter, pursuant to which Casino agreed to launch the Offers following the completion of the Reorganization.

In July 2014, Cnova completed the reorganization of the eCommerce businesses of Casino and its affiliated entities in France and Brazil under the common control and ownership of Cnova, including CBD and Via Varejo. Following the completion of this initial reorganization, Cnova owned, directly or indirectly, substantially all of the assets that were used in the non-food eCommerce businesses of Casino, CBD and Via Varejo. On November 25, 2014, Cnova completed the initial public offering of its Shares, which began trading on NASDAQ on that date. On January 23, 2015, the Shares began trading on Euronext Paris.

The senior management and the boards of directors of Casino and Cnova actively monitor and assess developments in the online retail industry, as well as economic and business trends in Brazil and France, which are the primary markets in which Cnova used to compete. In addition, the senior management of Via Varejo and its board of directors actively monitor and assess developments in the Brazilian brick-and-mortar retail industry, as well as overall economic and business trends in Brazil. Casino, as the controlling shareholder of the Casino Group, periodically reviews the performance of the affiliated entities within the Casino Group, including Cnova and Via Varejo, and regularly assesses opportunities to improve the competitive position and business strategy of the Casino Group, as well as to maximize operating synergies among the Casino Group companies.

Throughout late December of 2015 and January and February of 2016, representatives of Casino, including Jean-Yves Haagen, Group General Counsel and Luis Enrique Devis, Director of Corporate Development and Holdings – Latam, and representatives of Cnova, including Stéphane Brunel (then Deputy Chief Financial Officer of Cnova, at present Chief Financial Officer of Cnova), and Steven Geers, General Counsel of Cnova, evaluated potential transaction structures that would permit the combination of Cnova’s Brazilian eCommerce business with Via Varejo. To assist in the legal aspects of this review, Casino and Cnova engaged Darrois, NautaDutilh, Trindade, Lefosse and Wachtell, as legal advisors.

On March 3, 2016, the Cnova Board of Directors met telephonically and discussed a broad outline of the proposed transactions with members of Cnova’s management and representatives of BNP Paribas, financial advisors to Cnova, and a representative of Eight Advisory. During this meeting, the Cnova Board of Directors determined that, in view of the relationships between Cnova, CBD, Via Varejo and their controlling shareholder, Casino, each of the following members of the Cnova Board of Directors was considered to have a conflict of interest in connection with the Reorganization and the Offers: Peter Estermann (who resigned with effect from the completion of the Reorganization), Didier Lévêque, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Yves Desjacques, Antoine Giscard d’Estaing and Arnaud Strasser. The Cnova Board of Directors then approved the formation of a transaction committee for purposes of evaluating, negotiating and entering into agreements in connection with the Transactions, which is referred to herein as the Cnova Transaction Committee, consisting of Silvio J. Genesini, Bernard Oppetit and Cnova’s chief executive officer, Emmanuel Grenier. The other members of the Cnova Board of Directors then recused themselves from participating in any further deliberations and decision-making in connection with the Reorganization and left the meeting. The Cnova Transaction Committee subsequently discussed with representatives of management and BNP Paribas, the strategic rationale of a series of transactions that would combine the business of Via Varejo and Cnova Brazil, including, among other things, the operational difficulties experienced by Cnova Brazil and refocusing Cnova on the Cdiscount business in France, where Cdiscount has a market-leading position and a demonstrated capacity for expanding market share. The Cnova Transaction Committee retained Freshfields as independent counsel to the Cnova Transaction Committee, and Eight Advisory as independent valuation expert to the Cnova Transaction Committee in connection with its evaluation of the proposed transactions. In addition to representatives of the aforementioned financial advisors, representatives of Darrois, Lefosse, Nauta, Trindade and Wachtell, were also present in the meeting. At the conclusion of this meeting, the Cnova Transaction Committee directed Cnova’s management to explore further the proposed transactions and to develop a review of any other strategic alternatives available to Cnova, to be presented to the Cnova Transaction Committee.

On March 9, 2016 and March 15, 2016, the Cnova Transaction Committee met telephonically with members of Cnova’s management and representatives of BNP Paribas. Representatives of Freshfields also participated in the calls. During these meetings, Stéphane Brunel presented a number of strategic alternatives to the Cnova Transaction Committee, including (a) the possibility of a sale of Cnova Brazil to an unaffiliated third party, (b) the possibility of an exchange offer by Via Varejo in connection with Via Varejo’s acquisition of

Cnova Brazil, (c) the sale of Cnova Brazil to Via Varejo for cash, together with a possible share buyback by Cnova or a special dividend of the cash proceeds of the transaction, (d) a tender offer by Casino for the Shares followed by an indirect merger of Cnova Brazil into Via Varejo and the cancellation of Via Varejo’s interest in Cnova and (e) the indirect merger of Cnova Brazil into Via Varejo, followed by a tender offer by Casino for the Shares and a cancellation of Via Varejo’s interest in Cnova.

During these meetings, the Cnova Transaction Committee discussed the advantages and disadvantages of each of these potential strategic alternatives. The Cnova Transaction Committee eliminated the possibility of a sale to a third party outside the CBD Group because of the loss of brands and other intellectual property licensed from CBD and Via Varejo would be likely to destroy value in the business. The Cnova Transaction Committee also eliminated the possibility of an exchange offer by Via Varejo in consideration of its acquisition of Cnova Brazil because of the timing implications and legal complexities involved in conducting an exchange offer in the United States, which Via Varejo would be required to register under the U.S. Securities Act of 1933, as amended, and which would result in Via Varejo having ongoing reporting obligations in the United States under the U.S. Securities Exchange Act of 1934, as amended. The Cnova Transaction Committee determined not to pursue a cash sale of Cnova Brazil to Via Varejo because it was informed by Cnova’s management that Via Varejo would be unable to fund adequate cash consideration. After extensive discussion, the Cnova Transaction Committee ultimately determined that the possibility of a reorganization of the Cnova Brazil business within Via Varejo, by means of an indirect merger, followed by a cancellation of Via Varejo’s interest in Cnova, together with a tender offer by Casino for the Shares, would be the best available strategic alternative for Cnova and Cnova Brazil. The Cnova Transaction Committee preferred this alternative because of the significant operational synergies between Cnova Brazil and Via Varejo, the simplification of the Cnova holding structure, which would focus entirely on Cdiscount following the completion of the transaction, and the relatively expeditious timeline for completing such a transaction.

In determining to request that Casino undertakes a tender offer for the Shares, conditioned only on completion of the proposed reorganization, the Cnova Transaction Committee noted that, as a result of the completion of the proposed reorganization, the business profile of Cnova would be significantly altered and investors may prefer to receive a fixed cash payment for their Shares, rather than retaining an interest in Cnova. The Cnova Transaction Committee also noted its expectation that the liquidity of the Shares on NASDAQ and Euronext Paris would be significantly reduced if the Offers were successful. The Cnova Transaction Committee stated its expectation that the price to be offered by Casino in the Offers would reflect full and fair value for the Shares. Finally, in connection with the potential transaction, BNP Paribas discussed historical trading prices per share for the Shares and target prices for the Shares based on publicly available equity research estimates.

On March 25, 2016, the Cnova Transaction Committee met telephonically with members of Cnova’s management, representatives of BNP Paribas. Representatives of Freshfields also participated in the call, together with representatives of Darrois and NautaDutilh. The meeting participants were provided with a preliminary draft of the valuation report of BNP Paribas, which report included preliminary valuations of Cnova Brazil, Cdiscount and Cnova on a consolidated basis. After reviewing these preliminary valuations, the members of the Cnova Transaction Committee indicated their belief that, based on the Cnova business plan and the financial advisors’ extrapolation period projections, the valuation of Cnova on a per share basis should reflect a very significant premium to the market price of the Shares.

On April 13, 2016, the Cnova Transaction Committee met with members of Cnova’s management, representatives of BNP Paribas and representatives of Eight Advisory at BNP Paribas’s office in London. A representative of Freshfields also participated in the meeting, together with representatives of Darrois and NautaDutilh. Mr. Brunel explained that, based on discussions in prior meetings and updated market data, BNP Paribas had revised its draft valuation report to reflect revised preliminary valuations of Cnova Brazil, Cdiscount and Cnova on a consolidated basis. At the meeting, BNP Paribas discussed these preliminary valuations, including the ranges of equity value per share that such preliminary valuations implied.

On May 3, 2016, the Cnova Transaction Committee met in Paris, joined by representatives from Cnova management, representatives of Casino, BNP Paribas, Eight Advisory and Freshfields, with representatives of Darrois and NautaDutilh joining by telephone. During this meeting, the members of the Cnova

Transaction Committee reiterated their support for the further exploration of the proposed transactions and determined that the Cnova Transaction Committee would request that the price offered by Casino in the Offers be US$ 5.50 per ordinary share in order for the Cnova Transaction Committee to be able to support the proposed Reorganization.

On May 11, 2016, the Cnova Transaction Committee met telephonically with members of Cnova’s management, representatives of BNP Paribas and representatives of Eight Advisory. Representatives of Freshfields also participated in the call, together with representatives of Darrois and NautaDutilh. A representative of BNP Paribas presented a revised draft valuation report based on current market information. The representative of BNP Paribas discussed with the Cnova Transaction Committee these updated preliminary valuations, including the ranges of equity value per share that such updated preliminary valuations implied. Further, Eight Advisory also presented its preliminary valuation report, reflecting valuations for Cnova Brazil, Cdiscount and Cnova on an unconsolidated basis (after taking account of overhead and other operational holding costs). The representatives of Casino also confirmed that Casino had agreed to launch a tender offer at a price of US$ 5.50 per Cnova ordinary share should the proposed reorganization be completed, as set forth in a draft commitment letter from Casino to the Cnova Transaction Committee. The Cnova Transaction Committee thereafter resolved to authorize Cnova’s management to execute the non-binding memorandum of understanding and to enter into negotiations with respect to definitive transaction documentation on the basis of the memorandum of understanding.

Later on May 11, 2016, after the meetings of the Via Varejo board of directors and the Cnova Transaction Committee, Casino delivered a commitment letter to Cnova regarding the tender offer to be undertaken following completion of the proposed reorganization and Cnova and Via Varejo executed the non-binding memorandum of understanding regarding the proposed reorganization. Following the execution of these agreements, Via Varejo, Cnova and Casino issued press releases disclosing the proposed transactions and the execution of the non-binding memorandum of understanding.

On July 15, 2016, the Cnova Transaction Committee met by telephone, together with members of Cnova’s and Casino’s management, the legal advisors to Cnova and Casino and representatives of Freshfields, the legal advisor to the Cnova Transaction Committee. A representative of Trindade updated the members of the Cnova Transaction Committee on the key issues raised by Via Varejo’s most recent draft of the reorganization agreement as well as the key points of disagreement discussed during the July 12, 2016 meeting between Cnova’s legal advisors and the legal advisors to the Via Varejo special committee. In particular, the members of the Cnova Transaction Committee were informed that the Via Varejo special committee was unlikely to accept an exclusion from indemnification for items occurring prior to the Casino Group gaining control over the business of Cnova Brazil in October 2013. Mr. Brunel discussed with the members of the Cnova Transaction Committee the challenges posed by Via Varejo’s request for a balancing payment adjustment and the various methods of making such an adjustment. The Cnova Transaction Committee requested that Cnova’s financial advisors undertake a review of possible balancing payment adjustment methodologies in order to make a recommendation on a methodology that would be fair to both Cnova and Via Varejo. The members of the Cnova Transaction Committee and the advisors also discussed alternative approaches that might allow the proposed reorganization to proceed without a balancing payment adjustment, including the possibility of adopting a locked box mechanism.

During the morning of July 25, 2016, the members of the Cnova Transaction Committee met telephonically, together with representatives of Freshfields, representatives of Cnova’s and Casino’s management, representatives of Eight Advisory, representatives of BNP Paribas and representatives of Cnova’s and Casino’s legal advisors, including Darrois, Lefosse, NautaDutilh, Trindade and Wachtell. A representative of BNP Paribas presented an overview of possible balancing payment adjustment methodologies, noting the advantages and disadvantages of the various methodologies to Cnova. After a detailed discussion of these alternatives, the Cnova Transaction Committee instructed management and the advisors to negotiate a balancing payment adjustment based on differences in the working capital and net debt positions of Cnova Brazil as compared to forecast targets as of the applicable closing date.

During the afternoon of July 25, 2016, Messrs. Genesini, Devis and Russowsky, together with representatives of Darrois, Lefosse, Trindade, NautaDutilh and Wachtell met with the Via Varejo special committee, together with representatives of Campos Mello, Yazbek and Davis Polk to discuss the principal open terms of the draft reorganization agreement. The discussions included the possibility of an adjustment to the cash portion of the consideration to be paid by Via Varejo to Cnova in the proposed reorganization, which adjustment would be based on Cnova Brazil’s working capital and net debt, and the limitations on Cnova’s indemnification obligations under the draft reorganization agreement. Later on July 25, 2016, following this meeting, Cnova’s legal advisors delivered a marked-up draft of the draft reorganization agreement to Via Varejo’s legal advisors, reflecting the negotiating positions that had been described to the Via Varejo special committee and its legal advisors earlier that day.

On July 26, 2016, Messrs. Devis, Russowsky and Brunel, representatives of Via Varejo, representatives of BNP Paribas, and representatives of Santander spoke by telephone and discussed possible approaches to adjusting the amount of the cash consideration to be paid by Via Varejo to Cnova in the proposed reorganization, including the economic basis of the target net debt and working capital against which any such adjustment would be measured. The representatives of Santander indicated that, subject to review and confirmation by Santander and the members of the Via Varejo special committee of the projections of Cnova Brazil’s working capital and net debt position through the likely closing date, the concept of a working capital and net debt adjustment would be acceptable to Via Varejo.

On July 28, 2016, the members of the Cnova Transaction Committee as well as Cnova’s management, together with Messrs. Devis and Russowsky and representatives of Darrois, Lefosse, NautaDutilh, Trindade and Wachtell, held a call with representatives of the Via Varejo special committee and their legal advisors from Campos Mello and Yazbek. Casino and Cnova’s legal advisors explained that Casino preferred not to be a party to the draft reorganization agreement, as well as the view of Casino and Cnova that, in light of the substantial assets and continuing business of Cnova following the completion of the proposed transaction, no guarantee from Casino should be necessary because Cnova would have adequate assets to support its obligations following closing. The parties also discussed the scope of Cnova’s indemnification obligations and the balancing payment adjustment mechanism. The Via Varejo special committee agreed to review the latest draft of the Reorganization Agreement provided by Cnova. The representatives of Casino indicated that, in light of the importance of the guarantee to the Via Varejo special committee, Casino’s board would discuss the matter.

On July 30, 2016, the Cnova Transaction Committee held a meeting by telephone joined by Cnova’s management as well as representatives of Eight Advisory and the committee’s legal advisers, and also attended by representatives of BNP Paribas, during which BNP Paribas and Eight Advisory provided their respective updated preliminary analyses on the valuation of Cnova, Cnova Brazil and Cdiscount. The committee reviewed and discussed the updated preliminary analyses and provided feedback.

On August 8, 2016, the Cnova transaction committee met by telephone, together with members of Cnova’s management and representatives of BNP Paribas, Eight Advisory, Freshfields, Darrois, Lefosse, NautaDutilh, Trindade and Wachtell Lipton, to discuss and review the negotiated terms of the proposed reorganization transaction. Mr. Brunel presented an overview of recent negotiations with the Via Varejo transaction committee. A representative of Wachtell Lipton reviewed the terms of the draft reorganization agreement that had been negotiated with the Via Varejo transaction committee and its counsel, including the indemnification terms, the terms of the escrow arrangements and the mechanics of the working capital and net debt adjustment. A representative of Lefosse described certain of the termination provisions contained in the draft reorganization agreement. A representative of BNP Paribas made a presentation concerning its revised valuation of Cnova, Cnova Brazil and Cdiscount. Following the presentation by BNP Paribas, a representative of Eight Advisory made a financial presentation concerning the proposed reorganization and delivered its independent expert report on the financial terms of the proposed reorganization, including its opinion that, as of August 8, 2016 and based upon, and subject to, the factors and assumptions set forth therein, the consideration to be received by Cnova pursuant to the Reorganization Agreement was fair, from a financial point of view, to Cnova and to the unaffiliated Shareholders. A representative of Freshfields then reviewed with the directors the legal standards applicable to their decisions and actions with respect to the proposed reorganization. Following discussions and deliberations, including a determination that the Cnova Transaction Committee had made a thorough assessment of the Reorganization as compared to other strategic alternatives and having thoroughly considered the merits, advantages and potential disadvantages of the Transactions, and considering the interests of Cnova and its stakeholders, including Cnova’s minority Shareholders, the Cnova Transaction Committee, representing the Cnova Board of Directors, unanimously (i) determined that the Transactions are in the best interests of Cnova, its Shareholders and all other stakeholders, (ii) determined that the Transactions are fair, advisable and in the best interests of unaffiliated Shareholders, (iii) resolved to enter into the Transactions and (iv) resolved to recommend that the holders of the Shares approve the Reorganization and directed that the Reorganization be submitted to Cnova’s general meeting of shareholders for its approval.

Following the meeting of the Cnova Transaction Committee, (i) Cnova, Cnova Brazil and Via Varejo executed the Reorganization Agreement, (ii) Cnova released its signature to the Casino-Cnova Undertakings Letter, (iii) Casino and CBD executed the Cnova Shareholder Letter and (iv) CBD executed the CBD support letter.

Following the close of trading on the NASDAQ of August 8, 2016, Casino, Cnova, Via Varejo and CBD issued press releases announcing the execution of the Reorganization Agreement and the Reorganization and Casino’s agreement, subject to the completion of the Reorganization, to undertake the Offers.

On September 12, 2016, Cnova convened an extraordinary general meeting of shareholders to approve the Reorganization and take certain resolutions in connection with the Transactions.

In connection with the anticipated completion of Reorganization, on October 27, 2016, the Cnova Transaction Committee (as such constituting a meeting of the Cnova Board of Directors) met to, amongst other things, discuss and approve certain documents required to be executed by Cnova in connection with the completion of the Reorganization, and furthermore reviewed and discussed the main steps to be taken by Cnova in connection with the Offers. Earlier that day, at the extraordinary general meeting of shareholders in which 96.01% of the shares were represented, the Shareholders approved the Reorganization, with 99.99% of the votes in favour of the Reorganization.

After the completion of the Reorganization on October 31, 2016, the Cnova Transaction Committee met on November 23, 2016 to discuss the conclusions of Eight Advisory, in its capacity as independent expert, as well as the status of the preparation of the Offers.

On November 23, 2016, the Cnova transaction committee met to discuss the conclusions of Eight Advisory, in its capacity as independent expert, as well as the status of the preparation of the Offers. At this meeting, the Cnova transaction committee reviewed a draft of this Position Statement.

On December 1, 2016, the Cnova transaction committee met again to discuss the Offers. At this meeting, Eight Advisory delivered an opinion as to the fairness of the Offers to the Cnova transaction committee setting forth its opinion that, as of December 1, 2016, and based upon, and subject to, the factors and assumptions set forth therein, the price to be paid to tendering Cnova shareholders pursuant to the Offers was fair, from a financial point of view, to unaffiliated Cnova shareholders.

After review of this opinion, the Cnova Transaction Committee, representing the Cnova Board of Directors, unanimously concluded that it has thoroughly considered the merits, advantages and potential disadvantages, of the Offers and unanimously (i) concluded that the price to be offered by Casino in the Offers reflects at least full and fair value for the Shares, (ii) determined that the Offers are in the best interest of Cnova, its Shareholders and all other stakeholders, (iii) determined that the Offers are fair, advisable and in the best interest of the unaffiliated Shareholders and (iv) resolved to fully support the Offers and recommend that Shareholders accept the Offers, and tender their Shares into the Offers.

3.	RATIONALE FOR ENTERING INTO THE TRANSACTIONS

The Cnova Transaction Committee, representing the full Cnova Board of Directors, considered before the execution of the Reorganization Agreement the rationale for entering into the Transactions and the opportunities and risks entailed by the Transactions for Cnova, its Shareholders and stakeholders.

The Cnova Transaction Committee determined on this occasion that the Transactions were in the best interest of Cnova and its stakeholders, including its minority Shareholders and employees. The Cnova Transaction Committee’s purposes for engaging in the Transactions are described below:

•	the Cnova Transaction Committee believes that the Reorganization obtains a fair value for Cnova Brazil and the Reorganization is expected to achieve governance, operational, and fiscal efficiencies at Cnova, thereby maximizing value for the Shareholders and furthering the interests of its other stakeholders;

•	the fact that Cnova was incurring significant losses on a monthly basis, which losses were predominantly attributable to its interest in Cnova Brazil, and that the Cnova Transaction Committee believes that it would have been difficult and time-consuming for Cnova to address Cnova Brazil’s operational challenges and the difficulties it faces in the Brazilian market on a stand-alone basis and that the Reorganization is the best option to facilitate a turnaround of the Brazilian business;
•	the Cnova Transaction Committee expects the Reorganization to generate governance efficiencies by simplifying the organizational structure of Cnova and reducing related administrative burdens;
•	the Cnova Transaction Committee believes that Cnova’s management and employees will be afforded more time to focus on business development opportunities in Cnova’s core French e-commerce business;
•	the Cnova Transaction Committee believes that the Reorganization will create financial efficiencies by eliminating cross-border currency risk, decreasing Cnova’s current operating leverage and eliminating its exposure to the macroeconomic effects associated with deteriorating Brazilian economic conditions and the risks associated with the ongoing turnaround of Cnova Brazil’s operational difficulties;
•	the ability of unaffiliated Shareholders to either to tender their Shares in the Offers and thereby receive a cash payment at an attractive premium (also see paragraph 5 below) or; instead, elect to retain their interests in Cnova following the completion of the Reorganization, subject to the possible post-closing mandatory Buy-Out price described in Section 7.1 below; and
•	the Cnova Transaction Committee believes that, compared to the stand-alone scenario, the Reorganization will offer new prospects and opportunities, both to remaining Cnova and Cdiscount employees and to employees of Cnova Brazil.

In addition to the foregoing, the Cnova Transaction Committee has also considered the following in their financial assessment of the Transactions:

•	the valuation report delivered by BNP Paribas and the fairness opinion on the Transactions delivered by Eight Advisory on December 1, 2016;
•	its knowledge of Cnova’s business, financial condition, results of operation, industry, competitors and prospects;
•	Brazilian macro-economic conditions, which have deteriorated in an unexpectedly rapid and adverse way since Cnova’s initial public offering in 2014;
•	the financial terms of the Offer, including the implied premiums described in paragraph 5 below;
•	the ability of unaffiliated Shareholders to either elect to retain their interests in Cnova following the completion of the Reorganization, subject to possible squeeze-out proceedings set out in paragraph 7.1, or, instead, to tender their Shares in the Offers and thereby receive a cash payment at an attractive premium;
•	the risks and costs to Cnova if the Transactions had not been completed, including the potential effect on the trading price of the Shares, the potential diversion of management attention and the potential effect on Cnova’s business and existing relationships;
•	the ability of unaffiliated Shareholders to tender their Shares in the Offers and thereby receive a cash payment at an attractive premium;
•	its belief that, based on the terms and conditions of the Transactions, the Transactions present a higher likelihood of being completed as compared to other alternatives reviewed by the Cnova Transaction Committee;
•	that Casino will finance its purchases pursuant to the Offers with available cash on hand and that financing for the Offers consequently is not subject to any conditions;

•	the absence of any conditions to consummation of the Offers once they are commenced, thereby providing an option to the unaffiliated Shareholders to exit their investment at an attractive premium rather than remain a minority shareholder in a quantitatively smaller and qualitatively different Cnova after completion of the Transactions; and
•	the terms and conditions of the Casino-Cnova Undertakings Letter and the CBD support letter.

Considering these purposes and reasons, the Cnova Transaction Committee believes that the Transactions were the best available option to address Cnova Brazil’s operational challenges and the difficulties Cnova faced in the depressed Brazilian market.

Cnova is not making any offer to purchase Shares, pursuant to the Offers or otherwise, and Casino is not making the Offers on behalf of Cnova. Cnova’s involvement in the Offers is limited to the fact that the Cnova Transaction Committee and the Cnova Board of Directors, in their evaluation of the fairness of the transactions to the unaffiliated Shareholders, conveyed to Casino through their representatives and advisors that the Offers commitment would be a condition to Cnova’s entry into the Reorganization Agreement (on the terms then-being considered).

The Cnova Transaction Committee’s and the Cnova Board of Directors’ decision to negotiate for the Offers commitment from Casino based on the factors described below:

•	the fact that, following completion of the Reorganization, Cnova’s operations would be limited to its core French e-commerce business and that ownership of Cnova ordinary share would thus present a qualitatively different investment profile to unaffiliated Shareholders; and
•	the fact that the Offers commitment would give unaffiliated Shareholders the ability to either elect to retain their interests in Cnova following the completion of the Reorganization subject to possible squeeze-out proceedings set out in paragraph 7.1, or, instead, to tender their Shares in the Offers and thereby receive a cash payment at an attractive premium.

Considering these purposes and reasons, the Cnova Transaction Committee and the Cnova Board of Directors believed that negotiating the Offers commitment from Casino was in the best interests of Cnova, its Shareholders and all of its stakeholders, including its employees and unaffiliated Shareholders.

4.	FINANCIALS

Reference is made to Schedule 3, which includes the financial information as required by Annex G of the Decree.

5.	THE BOARD’S ASSESSMENT OF THE OFFERS — REASONED OPINION

In connection with the Reorganization, Casino has agreed to offer to purchase each outstanding Cnova ordinary share in cash for US$5.50 in the US Offer and the equivalent amount in euros in the French Offer at the U.S. Dollar/Euro spot rate taken from the WMR index at 17 hours (Paris time) on the trading day following the closing date of the Offers and rounded down to the nearest third decimal of euro, it being understood that the global amount to be paid in respect of each tendering order made by a shareholder pursuant to the French Tender Offer will be rounded down to the nearest cent of euro. The cash consideration paid to tendering holders of the Shares pursuant to the U.S. Offer will be paid in U.S. dollars.

Before their meeting of December 1, 2016, members of the transaction committee received:

•	The draft tender offer memorandum prepared by Casino providing for the characteristics of the French Offer, including motives and intents of Casino as well as the elements of determination of the offer price established by J.P. Morgan in its capacity as presenting bank;
•	The fairness opinion prepared by Eight Advisory to the Cnova Transaction Committee, representing the Cnova Board of Directors, dated December 1, 2016. The fairness opinion concludes that as of such date and based upon and subject to the factors, qualifications and assumptions set forth in the fairness opinion and considering the €/US$ spot rate as of November 23, 2016 of 1.06, the price of US$5.50 per share offered by the Offeror under the Offer, is, from a financial point of view, fair for the shareholders in Cnova N.V. The fairness opinion also states that, in the context of a possible squeeze out procedure governed by Dutch law that may follow the Offer, the price of US$5.50 per share and the fairness of this price from a financial standpoint for the minority shareholders in connection with the Offer are important reference points to determine the fair price of a possible squeeze out which would be initiated at the closing of the Offer;

•	The draft response memorandum prepared by Cnova;

The Cnova Transaction Committee also took note that Cnova has neither established a (central or European) works council (centrale of Europese ondernemingsraad) nor is in the process of establishing such a works council, and Cnova does not have an obligation to establish a works council pursuant to the mandatory rules of the Works Councils Act (Wet op de ondernemingsraden).

Based on the foregoing, the Cnova Transaction Committee, which is the corporate body competent under Dutch law to provide a reasoned opinion on the Offers and to make a recommendation on the Offers, unanimously adopted the following reasoned opinion which will be fully incorporated into Cnova’s response document.

The Cnova Transaction Committee consulted with its legal and financial advisors and considered a number of significant non-financial aspects and potential benefits and advantages associated with the Offers and after deliberation, more specifically, the Cnova Transaction Committee considered that:

Financial conditions

•	The Offer Price of US$5.50 per share represents:
•	a premium of 10% over the price of the Reorganization of US$5;
•	a premium of 23% over the central value of the range of equity values per Share of US$4.46 set forth in Eight Advisory’s report resulting from the discounted cash flow method;
•	pursuant to a public trading multiple analysis performed by Eight Advisory that determined a range of equity values per Share, a premium comprised between 15% and 73%;
•	a premium of 129% over the average closing price for Shares on NASDAQ over the 1-month period ended March 31, 2016 (the trading day immediately prior to first public reports of the potential offer) of US$2.40;
•	a premium of 71% over the average closing price for Shares on NASDAQ over the 1-month period ended May 11, 2016 (the day immediately preceding announcement of entry into a non-binding memorandum of understanding with respect to the Transactions);
•	a premium of 2% over the average closing price for Shares on NASDAQ over the 1-month period ended October 28, 2016, the day preceding announcement of the completion of the Reorganization.
•	The price for the French Offer is determined based on the US$5.50 price, converted at a spot exchange rate on the day following the closing of the Offer;
•	The offer price is significantly greater than the economic value of Shares, i.e. US$5.00 per share, determined between Cnova and Via Varejo (in both cases as a result of a negotiation conducted by their respective transaction committees including a majority of independent directors) for the purpose of the Reorganization.
•	The independent expert appointed by the Cnova Transaction Committee considered that the offer price represents a premium on all valuation criteria it took into account;
•	Further, taking into consideration the fact that Casino reserves the right to claim for the squeeze out of minority shareholders after the Offers if the conditions are met under Dutch law and that, under Dutch law, the squeeze out price will be determined by the Enterprise Court of Amsterdam and may be, or not, equal to the offer price. The independent expert considered that the Offer price of US$5.50 per share will be an important reference point to determine the fair price of a possible squeeze out which would be initiated at the closing of the Offer;

•	There are no significant future synergies resulting from the Reorganization for Cnova, which should be taken into consideration for the valuation of the offer price. However, in the case where, following the Offers, Casino initiates a squeeze out procedure, the Company would be able to make savings in terms of listing fees and associated advisory costs. The Company estimates that the associated pre-tax cost savings would approximately amount to €4.9 million on a full-year basis;
•	Taking into consideration the change in the business and financial profile of Cnova resulting from the Reorganization and its focus on the French market, unaffiliated Shareholders will have the possibility elect to tender their Shares in the Offers and thereby receive a cash payment at an attractive premium;
•	CBD undertook vis-à-vis Casino not to tender its Shares into the Offers, and Exito has indicated that it did not intend to tender its Shares into the Offers;
•	the agreements between Casino and CBD, regarding notably the future governance of Cnova and the future liquidity of CBD’s participation in Cnova, do not grant CBD with any advantage which would be greater than the offer price.

Operational and employment conditions

•	The Offers will not result in a change of control of Cnova, which is already controlled by Casino;
•	Casino has indicated to Cnova that it currently has no intention to change the main place of business of Cdiscount in Bordeaux;
•	Casino has indicated to Cnova that it believes that a key element of the success of Cnova is preserving and developing the talent and intellectual capital of Cnova’s personnel. In this context, Casino does not have any plan to modify Cnova’s current strategy regarding staffing.
•	The terms of the incentive instruments granted to employees under the form of Differed Stock Units (DSU) and Stock Appreciation Rights (SAR) will not be affected by the Offers. If, subsequent to the Offers, Casino decides to squeeze out minority Shareholders and/or to delist the Shares, the Cnova Board of Directors may decide to consider making the adjustments in the terms of the DSU and SAR to take into account these new circumstances, taking into consideration that these instruments do not vest until November 2018.
•	In connection with the Reorganization the Cnova Board of Directors has decided to amend DSU and SARs which are owned by three employees of Cnova Brazil transferred to the Via Varejo group as a result of the Reorganization, in order for the value of these stock appreciation rights to be indexed, as from the date of execution of the Reorganization Agreement, on the evolution of the stock price of the Via Varejo units. The value of the incentive instruments benefitting to these employees, as adjusted by the transaction committee, was equal to the value of their DSUs and SARs taking into account the stock price of Via Varejo on August 8, 2016, and the agreed value of the Cnova share for the purpose of the Reorganization, i.e. US$5.00 per share.

Negative Factors

The Cnova Transaction Committee also considered a variety of risks and other potentially negative factors concerning the Offers, including the following:

•	the possibility that the Offers may not be completed, or that completion may be unduly delayed, for reasons beyond the control of Cnova;
•	the fact that Cnova’s directors and executive officers may have interests in the Transactions that may be different from, or in addition to, those of the Shareholders;
•	the management relationship between Cnova and Casino, including the substantial involvement of Casino in Cnova’s strategic decision-making processes, including with respect to the Transactions;
•	the fact that the Offer Price is less than the price at which Shares were initially offered to the public, less than three years prior to the date of this offer to purchase; and

•	the fact that the exchange of Shares for cash pursuant to either Offer generally will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under the laws of other jurisdictions.

Factors Not Considered

In the course of reaching their respective decisions to recommend that Shareholders accept the Offers and tender their Shares into the Offers, the Cnova Transaction Committee and the Cnova Board of Directors, did not consider the liquidation value of Cnova because (i) they considered Cnova to be a viable going concern, (ii) they believe that liquidation sales generally result in proceeds substantially less than sales of going concerns, (iii) they considered determining a liquidation value to be impracticable given the significant execution risk that would be involved in any breakup of Cnova and (iv) Cnova will continue to operate a substantial part of its core eCommerce business following the Transactions. For the foregoing reasons, the Cnova Transaction Committee and the Cnova Board of Directors did not consider liquidation value to be a relevant methodology. Further, the Cnova Transaction Committee and the Cnova Board of Directors did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of Cnova as a going concern but rather is indicative of historical costs, which will be substantially different from actual costs on a going forward basis at Cnova following completion of the Transactions.

Additionally, the Cnova Transaction Committee and the Cnova Board of Directors did not specifically consider the price to be paid by Casino pursuant to the Offers or the value to be received in the Reorganization by Cnova, on the one hand, as compared to the price paid for purchases of Shares by Casino and its affiliated parties in transactions during the prior two years, on the other hand, because any such transactions were conducted on or before the initial public offering of Cnova, i.e. prior to Cnova’s stock price decline reflecting the significant business challenges affecting Cnova Brazil during 2015 and 2016, including poor operating performance and an internal investigation, that lead to a €123 million net loss over the second quarter of 2016.

Further, the Cnova Transaction Committee acknowledged that the following methods have been excluded from Eight Advisory’s report:

•	net asset value and adjusted net asset value,
•	dividend method, and
•	multiples observed comparable transactions method.

Financing of the Offers

Casino estimates that it will require approximately US$195.6 million to purchase pursuant to the Offers the approximately 35.6 million outstanding Shares that Casino and its affiliates do not already directly or indirectly beneficially own. Casino will finance its purchases pursuant to the Offers with available cash on hand. Consequently, financing for the Offers is not subject to any conditions.

Procedural safeguards involved in negotiation of the Transactions

The Cnova Transaction Committee also considered a number of factors relating to the procedural safeguards involved in the negotiation of the Transactions, including those discussed below, each of which they believed supported their respective decisions and provided assurance of the fairness of the Transactions to Cnova, unaffiliated Shareholders, and other stakeholders of Cnova:

•	the creation of the Cnova Transaction Committee, which is composed of a majority of directors not affiliated with Casino, CBD or Via Varejo, and the process followed by the Cnova Transaction Committee;
•	the fact that the Cnova Transaction Committee obtained legal advice regarding the Transactions from Freshfields Bruckhaus Deringer LLP, engaged as the independent legal adviser to the Cnova Transaction Committee;

•	the fact that, at the time the Transactions were submitted to a vote at Cnova’s general meeting of shareholders, allowing all Shareholders to discuss and ask questions about the Transactions before deciding whether to vote in favor of approving the Transactions, such Shareholders were informed of the material terms of the Offers commitment, including the price to be offered pursuant to the Offers;
•	the fact that the Cnova Transaction Committee took the conclusions of Eight Advisory as an independent expert and received its opinion as fairness of the Offers;
•	the fact that the Cnova Transaction Committee met numerous times during the course of negotiations with Casino, to review the terms of the proposed Offers;
•	the fact that, with reference to the Cnova Transaction Committee’s decision-making process in paragraph 2, the Cnova Transaction Committee has received extensive financial and legal advice both regarding the Reorganization and the Offers;
•	the fact that the Cnova Transaction Committee, representing the Cnova Board of Directors and consisting of directors unaffiliated with Casino, was aware of the existing relationships among Cnova, Via Varejo and Casino and could take such relationships into account in considering whether to approve the Transactions, including the Offers, and recommend them on the contemplated terms, or at all; and
•	the unanimous support for the Transactions of all members of the Cnova Transaction Committee.

Conclusion and recommendation

Based on the foregoing considerations, at its meeting on December 1, 2016, the Cnova Transaction Committee, representing the Cnova Board of Directors, after consultation with its legal and financial advisers, unanimously concluded that it has thoroughly considered the merits, advantages and potential disadvantages, of the Offers and , unanimously (i) concluded that the price to be offered by Casino in the Offers reflects at least full and fair value for the Shares, (ii) determined that the Offers are in the best interest of Cnova and its stakeholders, including the Shareholders, (iii) determined that the Offers are fair, advisable and in the best interest of the unaffiliated Shareholders and (iv) resolved to fully support the Offers and recommend that Shareholders accept the Offers, and tender their Shares into the Offers.

With reference to the above, the Cnova Transaction Committee and Cnova Board of Directors considers that Offers are in the best interest of Cnova, fully support the Offers and recommend that Shareholders accept the Offers and tender their Shares into the Offers.

6.	OVERVIEW OF THE SHARES HELD AND SHARE TRANSACTIONS BY BOARD MEMBERS

As of the date of this Position Statement, 4 members of the Cnova Board of Directors hold Shares.

Director / Type	Nr.	Grant Date	Vesting Schedule
			Nr.	Vesting Date	Nr.	Vesting Date	Nr.	Vesting Date
Bernard OPPETIT / Restricted Stock	8.571	11/19/14	2.857	11/19/15	2.857	11/19/16	2.857	11/19/17
Bernard OPPETIT / Ordinary Shares	120.000	n/a1
Silvio GENESINI / Restricted Stock	8.498	12/8/14	2.832	12/8/15	2.833	12/8/16	2.833	12/8/17
Eleazar DE CARVALHO / Restricted Stock	8.498	12/8/14	2.832	12/8/15	2.833	12/8/16	2.833	12/8/17
Antoine GISCARD D’ESTAING / Ordinary Shares	2.200	n/a2

1 Mr. Oppetit purchased his ordinary shares on the market.

2 Mr. Giscard D’Estaing purchased his ordinary shares on the market.

In the year prior to the filing of the Offers, no transactions or agreements in respect of securities in Cnova have been effected or have been concluded in respect of securities in Cnova by any member of Cnova’s board of directors, nor by any of their spouses, registered partners, minor children and any entities over which these members or other persons referred to have control within the meaning of Annex A, paragraph 2, sub-paragraph 5 and 6 of the Decree.

Cnova intends to apply the Dutch skim-off rule (afroomregeling) with respect to shares granted as remuneration to members of the Cnova Board of Directors.

7.	CONSEQUENCES OF THE OFFERS
7.1	Post-Closing Squeeze-Out

If, following the completion of the Offers, Casino and its group companies own 95% or more of the issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) of Cnova, then Casino, acting on its own or with its group companies, would have the right, but not the obligation, to initiate a buy-out procedure (uitkoopprocedure) in accordance with article 2:92a or 2:201a of the Dutch Civil Code (which we refer to as a Statutory Buy-Out) and/or a takeover buy-out procedure in accordance with article 2:359c of the Dutch Civil Code (which we refer to as a Takeover Buy-Out and, together with the statutory buy-out, as a Buy-Out) in order to acquire the remaining Shares not tendered in the Offers and not held by Casino and its group companies or Cnova. In such procedure, the competent Dutch court would determine the fair price to be paid for the Shares of any remaining minority Shareholders. This fair price per share would typically be equal to the consideration per share offered in the Offers unless there would be financial, business or other developments or circumstances that would justify a different price (including a reduction resulting from the payment of dividends) in accordance with, respectively, article 2:92a, paragraph 5 or 2:201a, paragraph 5 or article 2:359c, paragraph 6 of the Dutch Civil Code. Similarly, if, following the completion of the Offers, Casino and its group companies own 95% or more of the issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) of Cnova and 95% or more of the voting interests in Cnova, a minority Shareholder would have the right, but not the obligation, to institute a court procedure pursuant to article 2:359d of the Dutch Civil Code to require Casino to purchase its Shares against a fair price to be determined by the competent Dutch court, as described above. A minority Shareholder would have to file such claim with the competent Dutch court within three months after the end of the acceptance period of the Offers.

7.2	Delisting

Cnova has not reached a determination as to whether it will voluntarily delist the Shares from NASDAQ or Euronext Paris following the completion of the Transactions, but will continue to evaluate the merits and consequences of voluntarily delisting in connection with future developments and depending on the outcome of the Offers.

Depending on the results of the Offers to be launched upon completion of the Transactions, the Shares could be involuntarily delisted from NASDAQ and possibly Euronext Paris. Casino is currently evaluating whether to, jointly with one or more companies within the Casino group, institute Buy-Out proceedings to acquire the remaining Shares not tendered in the Offers (to the extent instituting such proceedings is possible following completion of the Offers), Casino and Cnova will continue to evaluate the merits and consequences of a voluntary delisting and/or Buy-Out proceedings and expect to determine whether to voluntarily delist and/or commence Buy-out proceedings prior to launching the Offers.

8.	AGENDA EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

In accordance with article 18 of the Decree, Cnova has convened an extraordinary general meeting to discuss the Offers with the Shareholders. The EGM will be held at 14:00 hours, CET, on January 13, 2017 at Hilton Amsterdam Airport Schiphol Hotel, located at Schiphol Boulevard 701, 1118BN, in Schiphol, the Netherlands. Please refer to Schedule 34 for the full agenda of the EGM and the explanatory notes to the agenda.

Emmanuel Grenier	Chief Executive Officer, Executive Director

Silvio J. Genesini	Non-Executive Director

Bernard Oppetit	Non-Executive Director

SCHEDULE 1. DEFINITIONS

The following capitalized terms and expressions in this Position Statement shall have the following meaning:

AMF	the French Autorité des marchés financiers

Buy Out	has the meaning ascribed to it in paragraph 7.1

Casino	Casino, Guichard-Perrachon S.A., a French public limited company (société anonyme)

Casino-Cnova Undertakings Letter	the Casino-Cnova undertakings letter dated August 8, 2016, entered into between Casino and the Cnova Transaction Committee

CBD	Companhia Brasileira de Distribuição, a Brazilian corporation (sociedade anónima)

Cnova	Cnova N.V., a Netherlands public limited liability company (naamloze vennootschap)

Cnova Brazil	Cnova Comércio Eletrônico S.A., a Brazilian private corporation (sociedade anónima)

Cnova Transaction Committee	the transaction committee appointed by the Cnova Board of Directors, consisting of Silvio J. Genesini, Bernard Oppetit and Cnova’s chief executive officer, Emmanuel Grenier

Darrois	Darrois Villey Maillot Brochier

Decree	Dutch Decree on public offers Wft (Besluit openbare biedingen Wft)

Eight Advisory	Eight Advisory France S.A.S.

Exito	Almacenes Éxito S.A.

French Offer	a French offer open to holders of Shares who are resident anywhere outside the United States, subject to local laws and regulations applicable to those holders

Freshfields	Freshfields Bruckhaus Deringer LLP

Lefosse	Lefosse Advogados

NautaDutilh	NautaDutilh N.V.

Offers
the potential concurrent tender offers in the United States and France for any and all Shares, par value €0.05, that will be launched by Casino following completion of the Reorganization, subject to satisfaction of certain conditions precedent

Offer Documents	has the meaning ascribed to it in the section “Important Information”

Offers EGM	has the meaning ascribed to it in paragraph 1

Omnibus Incentive Plan	the omnibus incentive plan, adopted by Cnova in 2014

Position Statement	this position statement, dated December 23, 2016, including all schedules and annexes

Reorganization Agreement	the reorganization agreement among Via Varejo, Cnova Brazil and Cnova, dated as of August 8, 2016

Reorganization EGM	has the meaning ascribed to it in paragraph 1

Reorganization	the reorganization of Cnova Brazil within Via Varejo as contemplated by the Reorganization Agreement

SEC	U.S. Securities and Exchange Commission

Shareholders	holders of ordinary shares in the share capital of Cnova

Shares	the ordinary shares in the share capital of Cnova

Statutory Buy-Out	a buy-out procedure in accordance with article 2:92a or 2:201a of the Dutch Civil Code

Takeover Buy-Out	a takeover buy-out procedure in accordance with article 2:359c of the Dutch Civil Code

Transactions	the Reorganization and the Offers, collectively

Transaction Statement	the transaction statement filed on Schedule 13E-3 with the U.S. Securities and Exchange Commission

Trindade	Trindade Sociedade de Advogados

US Offer	a U.S. offer open to holders of Shares who are resident in the United States

Via Varejo	Via Varejo S.A., a Brazilian corporation (sociedade anônima)

Wachtell	Wachtell, Lipton, Rosen & Katz

SCHEDULE 2. FAIRNESS OPINION

Please refer to Section V of Exhibit 99.1 to the Recommendation Statement on Schedule 14D-9 of Cnova N.V., filed with the Securities and Exchange Commission on December 23, 2016.

SCHEDULE 3. FINANCIALS

PART A: SELECTED CONSOLIDATED FINANCIAL INFORMATION CNOVA

Basis for preparation

In accordance with the Decree, selected consolidated financial information of Cnova has been prepared and included in this Schedule 3 Part A (Selected Consolidated Financial Information Cnova), comprising summaries of the consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income and the consolidated cash flow statements for the years ended December 31, 2013, 2014 and 2015.

This selected consolidated financial information has been derived from the consolidated financial statements of Cnova for those years. In view of the restatement of the consolidated financial statements for the years ended December 31, 2013 and 2014, the selected consolidated information has been derived from the consolidated financial statements for the year ended on December 31, 2015, as audited by Ernst & Young Accountants LLP, which issued an independent auditor’s report thereon on September 23, 2016.

The consolidated financial statements from which the selected consolidated financial information has been derived were prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board, as adopted by the European Union, and with Part 9 of Book 2 of the Dutch Civil Code.

The selected consolidated financial information set out below contains summaries only of the consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, and consolidated cash flow statements, excluding related note disclosures and a description of significant accounting policies. For a better understanding of Cnova’s financial position, income and cash flows, the selected consolidated financial information should be read in conjunction with the unabbreviated consolidated financial statements for the year ended December 31, 2013, 2014 and 2015, including the related note disclosures and a description of significant accounting policies applied for each of these years. A summary of the significant accounting policies of the Cnova consolidated financial statements for the financial year 2015 is included in Schedule 3 Part C (Financial statements 2015 of Cnova). The semi-annual report of Cnova for the first half 2016 is included in Schedule 3 Part B (Semi-annual Report 2016 of Cnova).

Consolidated income statements for the years ended December 31, 2013, 2014 and 2015

€ thousands	December 31, 2013 Restated (1)	December 31, 2014 Restated (1)	December 31, 2015
Net sales	2,897,047	3,416,368	3,448,511
Cost of sales	(2,473,902)	(2,989,946)	(3,036,834)
Operating expenses
Fulfillment	(202,688)	(248,218)	(275,737)
Marketing	(78,474)	(70,009)	(77,882)
Technology and content	(79,204)	(85,691)	(98,700)
General and administrative	(45,250)	(49,037)	(76,739)
Operating profit/(loss) before Restructuring, Litigation, Initial public offering expenses, Gain/(loss) from disposal of non-current assets and impairment of assets	17,529	(26,533)	(117,381)
Restructuring	(2,790)	(8,413)	(17,133)
Litigation	(3,145)	(3,135)	(3,124)
Initial public offering expenses	—	(15,985)	(3,702)
Gain/(loss) from disposal of non-current assets	835	14	(6,108)
Impairment of assets	(1,139)	(2,588)	(14,614)
Operating profit/(loss)	11,290	(56,640)	(162,062)
Financial income	5,297	8,091	34,602
Financial expense	(60,900)	(75,487)	(94,615)
Profit/(loss) before tax	(44,312)	(124,035)	(222,075)
Income tax gain/(expense)	15,704	13,113	(20,308)
Share of profits/(losses) of associates	—	(2,369)	—
Net profit (loss) from continuing activities	(28,608)	(113,291)	(242,383)
Net profit (loss) from discontinuing activities	180	(1,864)	(16,665)
Net profit/(loss) for the period	(28,428)	(115,155)	(259,048)
Attributable to Cnova equity owners	(27,696)	(112,495)	(244,223)
Attributable to non-controlling interests	(733)	(2,660)	(14,825)
Attributable to the owners continuing	(27,665)	(110,697)	(232,189)
Attributable to non-controlling interests continuing	(943)	(2,594)	(10,194)
Attributable to the owners discontinuing	(31)	(1,798)	(12,034)
Attributable to non-controlling interests discontinuing	210	(66)	(4,631)

Earnings (losses) per share

In €	2013 Restated (1)	2014 Restated (1)	2015
Basic earnings per share	(0.07)	(0.27)	(0.55)
Diluted earnings per share	(0.07)	(0.27)	(0.55)
(1)	All amounts pertaining to the years ended December 31, 2013 and 2014 were subject to a restatement which is explained in Note 3 to the financial statements for the years ended December 31, 2013, 2014 and 2015

Consolidated statements of comprehensive income for the years ended December 31, 2013, 2014 and 2015

€ thousands	2013 Restated (1)	2014 Restated (1)	2015
Net income/(loss) for the year	(28,428)	(115,155)	(259,048)
Items that may subsequently be recycled to profit or loss
Foreign currency translation	(90,954)	3,916	(147,634)
Available-for-sale financial assets	(43)	145	(133)
Items that may not be recycled to profit or loss
Actuarial gains and losses	(135)	(473)	59
Non-controlling interests
Other comprehensive income/(loss) for the year, net of tax	(91,132)	3,588	(147,708)
Total comprehensive income/(loss) for the year, net of tax	(119,560)	(111,567)	(406,756)
Attributable to Cnova equity owners	(115,189)	(108,748)	(392,520)
Attributable to non-controlling interests	(4,372)	(2,819)	(14,236)
(1)	All amounts pertaining to the years ended December 31, 2013 and 2014 were subject to a restatement which is explained in Note 3 to the financial statements for the years ended December 31, 2013, 2014 and 2015

Consolidated balance sheets as of December 31, 2013, 2014 and 2015

(€ thousands)	January 1, 2013 Restated (1)	December 31, 2013 Restated (1)	December 31, 2014 Restated (1)	December 31, 2015
ASSETS

Cash and cash equivalents	176,601	263,550	573,321	400,793
Trade receivables, net	118,723	120,745	117,656	129,651
Inventories, net	274,775	360,674	400,111	414,956
Current income tax assets	2,234	1,385	1,466	798
Other current assets, net	150,269	169,221	202,368	195,423
Total current assets	722,602	915,575	1,294,921	1,141,621

Other non-current assets, net	67,670	112,118	95,070	23,608
Deferred tax assets	18,481	31,195	46,463	11,637
Investment in associates	17,353	—	—	—
Property and equipment, net	31,223	32,974	43,989	33,475
Intangible assets, net	89,631	103,312	132,439	116,921
Goodwill	590,430	521,017	527,160	391,389
Total non-current assets	814,788	800,616	845,122	577,031

TOTAL ASSETS	1,537,391	1,716,191	2,140,043	1,718,651

EQUITY AND LIABILITIES

Current provisions	1,739	1,384	4,733	7,480
Trade payables	742,616	920,450	1,311,234	1,216,022
Current financial debt	76,586	80,170	102,557	132,198
Current tax liabilities	29,381	40,594	37,943	51,223
Other current liabilities	84,129	105,195	144,065	178,489
Liabilities held for sale
Total current liabilities	934,451	1,147,793	1,600,532	1,585,414

Non-current provisions	1,888	3,336	4,608	11,828
Non-current financial debt	1,419	83,148	2,046	14,769
Other non-current liabilities	5,759	3,814	4,023	8,569
Deferred tax liabilities	8,616	8,665	7,293	—
Total non-current liabilities	17,682	98,963	17,970	35,166

Share capital	20,573	20,573	22,065	22,065
Reserves, retained earnings and additional paid-in capital	544,285	432,481	493,536	83,436
Equity attributable to equity holders of Cnova	564,858	453,054	515,601	105,501
Non-controlling interests	20,400	16,382	5,941	(7,430)
Total equity	585,258	469,436	521,542	98,071

TOTAL EQUITY AND LIABILITIES	1,537,391	1,716,191	2,140,043	1,718,651
(1)	All amounts pertaining to the years ended December 31, 2013 and 2014 were subject to a restatement which is explained in Note 3 to the financial statements for the years ended December 31, 2013, 2014 and 2015

Consolidated statements of cash flows for the years ended December 31, 2013, 2014 and 2015

€ thousands	2013 Restated (1)	2014 Restated (1)	2015
Net profit (loss) attributable to equity holders of the Parent	(27,665)	(110,697)	(232,189)
Net profit (loss) attributable to non-controlling interests	(943)	(2,594)	(10,194)
Net profit (loss) continuing for the year	(28,608)	(113,291)	(242,383)
Depreciation and amortization expense	26,064	30,710	36,846
Expenses on share-based payment plans	393	7,501	689
(Gains) losses on disposal of non-current assets and impairment of assets	304	2,574	20,723
Share of (profits) losses of associates	—	2,369	—
Other non-cash items	7,121	5,639	856
Financial expense, net	55,649	67,394	60,014
Current and deferred tax (gains) expenses	(15,704)	(13,113)	20,308
Income tax paid	(4,293)	(4,720)	(3,615)
Change in operating working capital	130,182	297,081	108,884
Inventories of products	(103,122)	(31,658)	(72,315)
Trade payables	247,779	371,497	179,456
Trade receivables	22,990	(14,162)	(19,869)
Other	(37,465)	(28,596)	21,612
Net cash from/(used in) continuing operating activities	171,108	282,144	2,322
Net cash from/(used in) discontinued operating activities	(932)	(2,037)	(7,337)
Purchase of property, equipment & intangible assets	(48,519)	(71,169)	(66,476)
Purchase of non-current financial assets	(5,070)	(1,944)	(960)
Proceeds from disposal of prop., equip., intangible assets & non-current financial assets	2,223	3,325	4,868
Movement of perimeter, net of cash acquired	—	(11,393)	10,100
Investments in associates	—	(1,350)	(3,429)
Changes in loans granted (including to related parties)	(12,490)	120	64,931
Net cash from/(used in) continuing investing activities	(63,856)	(82,411)	9,034
Net cash from/(used in) discontinued investing activities	2,009	(177)	4,443
Changes in loans received	—	(31,073)	14,987
Transaction with owners of non-controlling interests	—	5,812	(18,627)
Proceeds from IPO, net of costs	—	137,081	20
Additions to financial debt	68,230	104,238	10,818
Repayments of financial debt	(40,431)	(16)	(232)
Interest paid, net	(57,505)	(63,230)	(63,337)
Net cash from/(used in) continuing financing activities	(29,706)	152,812	(56,371)
Net cash from/(used in) discontinued financing activities	—	(4,332)	(52)
Effect of changes in foreign currency translation adjustments	(22,618)	(5,721)	(133,614)
Effect of discontinued changes in foreign currency translation adjustments	—	221	259
Change in cash and cash equivalents from continuing activities	54,928	346,824	(178,629)
Change in cash and cash equivalents from discontinued activities	1,077	(6,325)	(2,687)
Cash and cash equivalents, net, at beginning of period	176,647	232,651	573,152
Cash and cash equivalents, net, at end of period	232,651	573,152	389,992
Cash and cash equivalents, net, at end of period, discontinuing			1,844
(1)	All amounts pertaining to the years ended December 31, 2013 and 2014 were subject to a restatement which is explained in Note 3 to the financial statements for the years ended December 31, 2013, 2014 and 2015

Independent auditor’s report on the selected consolidated financial information of Cnova N.V.

To: the board of directors of Cnova N.V.

We refer to the selected consolidated financial information of Cnova N.V., as included in Schedule 3 Part A Selected Consolidated Financial Information Cnova of the Position Statement. The financial figures for the years 2013, 2014 and 2015 of this selected consolidated financial information, comprising summaries of the consolidated balance sheets as at 31 December 2013, 31 December 2014 and 31 December 2015, consolidated income statements, consolidated statements of comprehensive income and consolidated cash flow statements for the years then ended, are derived from the audited consolidated financial statements of Cnova N.V. for the year ended 31 December 2015. We expressed an unqualified audit opinion on the consolidated financial statements for the year ended 31 December 2015 in our independent auditor’s report dated 23 September 2016. These consolidated financial statements, and the selected consolidated financial information, do not reflect the effects of events that occurred subsequent to the date of our report on these financial statements. The 2013 figures in the selected consolidated financial information have not been audited by us.

The selected consolidated financial information as included in Schedule 3 Part A Selected Consolidated Financial Information Cnova of the Position Statement does not contain all the disclosures required by International Financial Reporting Standards as adopted by the European Union and by Part 9 of Book 2 of the Netherlands Civil Code. Reading the selected consolidated financial information, therefore, is not a substitute for reading the audited consolidated financial statements of Cnova N.V.

Management’s responsibility
Management is responsible for the preparation of the selected consolidated financial information, in accordance with the criteria as set out in the “Basis for preparation paragraph” in Schedule 3 Part A Selected Consolidated Financial Information Cnova.

Auditor’s responsibility
Our responsibility is to express an opinion on the selected consolidated financial information for the year ended 31 December 2015 and 31 December 2014 comprising summaries of the consolidated balance sheet, consolidated profit and loss account, consolidated statement of comprehensive income and consolidated cash flow statement of Cnova N.V. based on our procedures, which were conducted in accordance with Dutch law, including the Dutch Standard on Auditing 810, “Engagements to report on summary financial statements”.

Opinion
In our opinion, the selected consolidated financial information for the year ended 31 December 2014 and 2015 as included in Schedule 3 Part A Selected Consolidated Financial Information Cnova of this Position Statement and as derived from the audited 2015 consolidated financial statement of Cnova N.V. is consistent, in all material respects, with these financial statements, in accordance with the criteria as set out in the “Basis for preparation” paragraph in Schedule 3 Part A Selected Consolidated Financial Information Cnova.

Restriction on use
The selected consolidated financial information and our independent auditor’s report thereon are intended solely for enclosure in the Position Statement in connection with the recommended tender offers by Casino, Guichard-Perrachon S.A., for all issued and outstanding ordinary shares in Cnova N.V. and cannot be used for other purposes.

Amsterdam, 23 December 2016

Ernst & Young Accountants LLP

signed by T. Wiffrie

PART B: SEMI-ANNUAL REPORT 2016 OF CNOVA

Please refer to Exhibit 99.2 to the Report on Form 6-K of Cnova N.V., filed with the Securities and Exchange Commission on August 3, 2016.

PART C: FINANCIAL STATEMENTS 2015 OF CNOVA

Please refer to Exhibit 99.2 to the Report on Form 6-K of Cnova N.V., filed with the Securities and Exchange Commission on September 27, 2016.

SCHEDULE 4. AGENDA EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

CNOVA N.V.
NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice for the EGM

Notice is hereby given of an extraordinary general meeting of shareholders of Cnova N.V., a Dutch public limited liability company (naamloze vennootschap), having its corporate seat at Amsterdam (trade register number: 60776676) (the “Company”) to be held on Friday, January 13, 2017, at 14:00 CET, at Hilton Amsterdam Airport Schiphol Hotel located at Schiphol Boulevard 701, 1118 BN, Schiphol Airport, the Netherlands (the “EGM”).

Agenda for the EGM

The agenda for the EGM, as proposed by the Company’s Board of Directors (the “Board”), is as follows:

1.	Opening of the EGM
2.	Explanation of the recommended tender offers by Casino, Guichard-Perrachon S.A., for all issued and outstanding ordinary shares in the capital of the Company (discussion item)
3.	Appointment of Christophe José Hidalgo as Non-Executive Director (voting item)
4.	Questions
5.	Closing of the EGM

Availability of EGM Materials

Copies of (i) this notice, (ii) the explanatory notes to the agenda and (iii) templates of the applicable proxy forms and proxy cards (the “EGM Materials”) are available on the Company’s website (www.cnova.com) (the “Website”). This notice, the explanatory notes thereto and the templates of the applicable proxy forms and proxy cards will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K, to be made available on the SEC’s website at www.sec.gov.

The Company will ensure that the relevant EGM Materials are also disseminated, as appropriate, to the U.S. beneficial owners holding ordinary shares in the capital of the Company through a bank, broker or other nominee (“U.S. Shareholders”) and French beneficial owners holding ordinary shares in the capital of the Company through a bank, broker or other nominee through Euroclear France (“French Shareholders”) (in each case through Cede & Co., as nominee for the Depository Trust Company). For French Shareholders, Euroclear France will contact the financial intermediary keeping their share account in order for the French Shareholders to obtain the relevant EGM Materials from BNP Paribas, who will centralize the distribution process.

Record Date

Those who are the Company’s shareholders (the “Shareholders”) and others with meeting rights under Dutch law in respect of the Company (“Others with Meeting Rights”) on December 16, 2016 (the “Record Date”) and who are registered as such in the Company’s shareholders register (or any part thereof held on the Company’s behalf) (the “Register”) will have the right to attend and, if they have voting rights, vote at the EGM.

Record Date Registration

Shareholders and Others with Meeting Rights who are not yet registered in the Register may request their registration in the Register up to and including the Record Date by means of a written request sent either to the Company’s office address (WTC Schiphol Airport Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, the Netherlands) (the “Office Address”), to the attention of the Board, or by e-mail to investor@cnova.com.

Participation in the EGM

Those who are Shareholders and Others with Meeting Rights on the Record Date and who are registered as such in the Register may either attend the EGM and, if relevant, vote at the EGM in person, or authorize a third party to attend and, if relevant, vote at the EGM on their behalf through the use of a proxy form, of which a template has been made available on the Website as part of the EGM Materials.

U.S. Shareholders and French Shareholders may not vote the ordinary shares beneficially owned by them in person at the EGM, unless first having obtained (where appropriate, through the relevant bank, broker or other nominee) a signed proxy from the relevant Shareholder who is registered as the holder of such ordinary shares in the Register on the Record Date, giving the beneficial owner concerned the right to vote the relevant ordinary shares.

U.S. Shareholders and French Shareholders (through BNP Paribas) who wish to vote their shares through the use of a proxy form will direct the designated proxy holders to vote on their behalf.

Proxy cards and proxy forms must be completed in accordance with the instructions set forth in the templates thereof and must be returned no later than January 10, 2017 (the “Cut-off Date”). Pursuant to the Company’s articles of association, proxy cards and proxy forms received after the Cut-off Date may be disregarded.

Shareholders and Others with Meeting Rights who wish to exercise their meeting rights and, if relevant, voting rights at the EGM in person must notify the Company thereof no later than on the Cut-off Date, either in writing (such notice to be sent to the Office Address, to the attention of the Board), or by sending an e-mail to investor@cnova.com. The aforesaid is applicable to U.S.

Shareholders and French Shareholders wishing to attend the EGM in person, provided that such U.S. Shareholders and French Shareholders must obtain and provide a current brokerage statement or other proof of ownership in order to attend and vote at the EGM.

The Board of Directors
December 2, 2016

CNOVA N.V.
EXPLANATORY NOTES TO THE AGENDA

Explanatory notes to the agenda for the extraordinary general meeting of shareholders of Cnova N.V. (the “EGM”), a Dutch public limited liability company (naamloze vennootschap), having its corporate seat at Amsterdam (trade register number: 60776676) (the “Company” or “Cnova”) to be held on Friday, January 13, at 14:00 CET, at Hilton Amsterdam Airport Schiphol Hotel located at Schiphol Boulevard 701, 1118 BN, Schiphol Airport, the Netherlands.

Agenda item 2:	Explanation of the recommended tender offers by Casino, Guichard-Perrachon S.A. for all issued and outstanding ordinary shares in the capital of the Company (discussion item)

On August 8, 2016, the Company announced that it entered into a binding reorganization agreement (the “Reorganization Agreement”) with Via Varejo S.A. (“Via Varejo”), regarding the reorganization of the Company’s Brazilian subsidiary, Cnova Comércio Eletrônico S.A. (“Cnova Brazil”), within Via Varejo (the “Reorganization”). The Company furthermore announced that its shareholder Casino, Guichard-Perrachon S.A. (“Casino”), had agreed to launch tender offers (the “Offers”) to purchase any and all outstanding ordinary shares of the Company at a price of US$ 5.50 per share with respect to holders of Cnova ordinary shares who are located in the United States or, with respect to holders of Cnova ordinary shares who are located in France and to holders of Cnova ordinary shares located anywhere outside of the United States and France, the equivalent in euros, subject only to completion of the Reorganization. The Company’s (indirect) shareholder Companhia Brasileira de Distribuição (“CBD”) has agreed not to participate in the Offers or otherwise transfer the shares in the capital of the Company indirectly held by it prior to the completion of the Offers.

On September 12, 2016, the Company convened an extraordinary general meeting of shareholders, among other things, to approve the Reorganization and take certain resolutions related to the Reorganization (the “Reorganization EGM”). On October 27, 2016, the Company’s shareholders at the Reorganization EGM approved the Reorganization and adopted all other resolutions put forward on the agenda of the Reorganization EGM. On October 31, 2016, the Company announced that the Reorganization was completed,

Pursuant to the Reorganization Agreement, in exchange for all of its ownership interest in Cnova Brazil, the Company received (i) 96,790,798 of its own shares (immediately prior to the Reorganization representing approximately 22% of its issued and outstanding ordinary shares), previously (indirectly) held by Via Varejo and (ii) cash consideration of approximately US$ 5 million, subject to customary closing adjustments. In addition, the Company received the repayment of shareholder loans granted by the Company to Cnova Brazil, valued at R$ 527 million as at November 8, 2016. As a result of the completion of the Reorganization, the Company focuses exclusively on Cdiscount. Via Varejo became the sole shareholder of Cnova Brazil, which operates Extra.com.br, Pontofrio.com and Casasbahia.com.br websites, and is no longer a shareholder of the Company.

Following the completion of the Reorganization, Casino has confirmed to the Company that the Offers are expected to be launched on or around December 27, 2016.

At its meeting on November 23, 2016, the Cnova Transaction Committee, representing the Cnova Board of Directors, after numerous discussions and consultations with its legal and financial advisers, unanimously concluded that it has thoroughly considered the merits, advantages and potential disadvantages of the Offers and unanimously (i) concluded that the price to be offered by Casino in the Offers reflects at least full and fair value for the ordinary shares, (ii) determined that the Offers are in the best interest of Cnova and its stakeholders, including its shareholders, (ii) determined that the Offers are fair, advisable and in the best interest of the unaffiliated shareholders and (iv) resolved to fully support the Offers and recommend that shareholders accept the Offers and tender their ordinary shares.

The EGM has been convened by the Cnova Board of Directors with the purpose to inform the Company’s shareholders about the Offers. The Offers are not being put forth to a vote of the Company’s shareholders at the EGM.

The Company anticipates that on or around December 22, 2016, Casino will file tender offer documents with the French Autorité des marchés financiers (the “AMF”) and the U.S. Securities and Exchange Commission (the “SEC”), which the Company will publish on its corporate website.

The Company will simultaneously publish on its corporate website a position statement in accordance with section 18 paragraph 2 and Annex G of the Dutch Decree on public offers Wft (Besluit openbare biedingen Wft). In its position statement, the Cnova Board of Directors will further address the background of the Offers and their merits. These explanatory notes to the agenda for the EGM are neither an offer to purchase nor a solicitation of an offer to sell securities. Shareholders are advised to read Casino’s tender offer documents and the Company’s position statement in relation to the Offers when they become available as they will contain important information with respect to the Offers.

Agenda item 3:	Appointment of Christophe José Hidalgo as Non-Executive Director (voting item)

Mr. Didier Lévêque has indicated that he intends to resign from his position as Non-Executive member and Vice-Chairman of the Cnova Board of Directors prior to the EGM. In view of his intended resignation, it is being proposed that Mr. Christophe José Hidalgo will be appointed as Non-Executive Director for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2020.

Mr. Christophe José Hidalgo, 49, has been the chief financial officer and corporate services officer at Grupo Pão de Açúcar since 2012. He joined the Casino Group in 2000, where he has held several positions in finance and controllership, including chief financial officer of Almacenes Éxito S.A. from 2010 to 2012. From 1996 to 2000, Mr. Hidalgo was the chief financial officer of Castorama.

Mr. Hidalgo holds a bachelor’s degree in law and a master’s degree in finance and accounting from Université de Bordeaux. There are no arrangements or understandings with major shareholders, customers, suppliers or others of the Company pursuant to which Mr. Hidalgo was selected as a director nominee.

Proposed resolution

In accordance with and further to the explanatory notes to the agenda for the extraordinary general meeting of shareholders, to appoint Mr. Christophe José Hidalgo as Non-Executive Director for a period ending at the end of the annual general meeting of shareholders to be held in 2020.

The Board of Directors
December 2, 2016

APPENDIX B

FAIRNESS OPINION OF EIGHT ADVISORY FRANCE S.A.S.

B-1

Valuation analysis - For the attention of the Transaction Committee of Cnova N.V.

1st December 2016

Strictly Private and Confidential

Transactions | Restructuring | Transformation

EIGHT ADVISORY

Project Delphes – Final Report
Fairness Opinion on the Tender Offer

EIGHT ADVISORY
40, rue de Courcelles
75008 PARIS
Tél : +33 (0)1 45 61 88 88
Fax : +33 (0)1 45 61 72 00

www.8advisory.com

1st December 2016

For the attention of the Transaction Committee of Cnova N.V. in relation to the project Delphes

Dear Sirs,

In accordance with our appointment by the Board of Independent Directors as of 3 March 2016 (the "Engagement"), we are pleased to provide the Transaction Committee of Cnova N.V. with our final report on our work on the Fairness Opinion related to the Tender Offer contemplated by the Casino, Guichard-Perrachon Group on the shares of Cnova N.V. not owned directly or indirectly by Casino, Guichard-Perrachon Group and Companhia Brasileira de Distribuição.

Context and Purpose of the Fairness Opinion

In 2014, the following Group entities combined their e-commerce assets:

- Casino, Guichard-Perrachon ("CGP" or "Casino");
- Almacenes Éxito S.A. ("Éxito"), a controlled subsidiary of Casino listed in Colombia;
- Companhia Brasileira de Distribuiçao ("CBD" or "GPA"), a controlled subsidiary of CGP and Éxito, listed in Brazil and in the United States; and
- Via Varejo S.A. ("Via Varejo" or "VV"), a controlled subsidiary of GPA listed in Brazil.

These entities agreed on 4 June 2014 to transfer their respective e-commerce businesses in France, Latin America and Asia to Cnova N.V. ("Cnova" or the "Company").

As Cnova is a holding company, these e-commerce businesses are mainly operated through the following subsidiaries:

- Cdiscount S.A. ("Cdiscount") in France as well as in selected international countries; and
- Cnova Comércio Eletrônico S.A. ("Nova") in Brazil.

In 2015, Cnova consolidated net sales reached €3.45bn.

Because of the global disturbed situation in Brazil and the commercial/ financial difficulties encountered by Nova, the Casino group has announced a reorganization project on 12 May 2016 in which Nova, held by Cnova N.V., would be distributed by Cnova to Via Varejo (the "Transaction"). In connection with this contemplated transaction, Cnova Board of Directors has created a transaction committee (the "Transaction Committee") to assess the benefits of the Transaction for Cnova's shareholders.

On 8 August 2016, a Reorganization Agreement on the Transaction was signed between Via Varejo, Cnova and Nova. On 31 October 2016, Cnova announced the completion of the reorganization of its Brazilian activities within Via Varejo (distribution of Nova to Via Varejo).

In the context of the Transaction, CGP also announced on 12 May 2016 its will to launch a simplified tender offer process on the shares of Cnova not owned directly or indirectly by CGP or CBD (the "Tender Offer"). The purpose of this document is to present a Fairness Opinion on the Tender Offer to the Transaction Committee of Cnova N.V.

Valuation analysis - Project Delphes – Final Report - 1st December 2016 | Transactions | Restructuring | Transformation | 2

EIGHT ADVISORY
40, rue de Courcelles
75008 PARIS
Tél : +33 (0)1 45 61 88 88
Fax : +33 (0)1 45 61 72 00

www.8advisory.com

This document (the "Board Presentation", the "Final report of the Fairness Opinion on the Tender Offer" or the "Document") was prepared by Eight Advisory France S.A.S. ("Eight Advisory") for the benefit and use of the Transaction Committee, in connection with its analysis of the Tender Offer. The purpose of this Final Report is to provide the Transaction Committee of Cnova with our independent opinion on the financial fairness for Cnova's shareholders of the contemplated Tender Offer.

This Final Report is based on the terms and conditions presented in the offer document regarding the simplified tender offer targeting the shares of Cnova (the "Tender Offer Memorandum") available as of 1st December 2016.

Eight Advisory and Declaration of Independence

Founded in 2009 by several partners and directors from international audit and consulting firms and also from the business world, Eight Advisory is an independent financial and operational firm, gathering expert professionals in their respective fields. With 23 partners boasting an average of 22 years of experience in the business and over 230 employees, Eight Advisory performs more than 700 assignments each year in supporting large corporate groups, investment funds, financial institutions and family-owned groups in making decisions in the context of transactions, litigation, financial appraisal, restructuring and operational performance. With five offices in Paris, Lyon, Nantes, London and Mumbai and about 20 international business partners, Eight Advisory is a firm well-known for its trusted signature, on both national and international engagements.

Eight Advisory France S.A.S. has neither legal nor financial relationships with entities involved in the Transaction or its advisors and holds neither financial interest in the success of the Transaction, nor receivables or debts to any companies involved in the Transaction or any individual or entity that it controls within the meaning of Article l.233-3 of the French commercial code.

Eight Advisory confirms there is no past, present or future link with any entities involved in the Transaction (including the Nova distribution – Step 1 – and the Tender Offer) or its advisors, which are likely to affect its independence or impartiality of its judgment in the context of this Tender Offer.

For the realization of the Fairness Opinion related to the present Tender Offer, we inform the Transaction Committee and Cnova's shareholders that our fees are not relying on the success of the Tender Offer.

Scope of work and Diligences

In the context of the Tender Offer, we were mandated by the Transaction Committee of Cnova N.V. in order to appraise the value of Cnova N.V., and deliver our opinion on the fairness of the contemplated Tender Offer.

Please note that this document is the fourth official report prepared with the latest information provided to us. It should be read in conjunction with our reports dated 11 May 2016, 30 July 2016 and 8 August 2016.

Our work related to Cnova N.V. and its main subsidiary Cdiscount consisted of the following steps:

- Analyze the available historical financial data for Cnova N.V. and Cdiscount;
- Review and understand the Transaction and the Tender Offer context and process as well as the key drivers of the valuation of Cnova;
- Review the available business plans at the launch of the Tender Offer;
- Review J.P. Morgan valuation report;

Valuation analysis - Project Delphes – Final Report - 1st December 2016 | Transactions | Restructuring | Transformation 3

EIGHT ADVISORY
40, rue de Courcelles
75008 PARIS
Tél : +33 (0)1 45 61 88 88
Fax : +33 (0)1 45 61 72 00

www.8advisory.com

- Conduct interviews with the management of Cnova N.V. and Cdiscount with regard to the historical performance and the business plan;
- Implement a multi-criteria approach to appraise the equity value of Cnova N.V.;
- Estimate the value of the potential cost savings arising from the contemplated Tender Offer;
- Review the projected terms of the Tender Offer Memorandum available as of 1st December 2016;
- Deliver our Fairness Opinion to the Transaction Committee on the financial Terms and Conditions as defined in the Tender Offer Memorandum available as of 1st December 2016.

According to our quality risk management procedure, an independent review of this Document was performed by one of our Directors who was not involved in its preparation.

Valuation approaches

Our work relied on a multi-criteria approach, based on the generally accepted valuation methods:

- The **Income Approach** indicates the Enterprise Value of a business based on the present value of the cash flows that the business can be expected to generate in the future. Such cash flows are discounted at a discount rate (the Weighted Average Cost of Capital) that reflects the time value of money and the risks associated with the cash flows. This approach relies on forecasts prepared by the management team.
- The **Market approach** indicates the value of a business based on a comparison with comparable firms in similar lines of business that are publicly traded or which are part of a public or private transaction. This approach can be estimated through the Trading Multiples Method and the Market Transaction Method.
- The analysis of the historical evolution of the **share price** and its liquidity.
- The analysis of **recent transactions** on the company's capital.
- The **Sum-of-the-Parts** approach indicates the Equity Value of a company by adding the company assets and deducting its liabilities, estimated at their fair market values. The assets fair market values may be estimated according to the methods presented before.

By nature, valuation is not an exact science. Therefore, conclusions from our work are inevitably subjective and rely on the appreciation and judgment of the appraiser.

Source of information and limits

For the purpose of our Fairness Opinion, we have relied upon financial and other information from various public, financial, and industry sources. This information has not be verified and accordingly, the accuracy of the information is not warranted.

In addition to this information, our work was based on financial and other information and explanations provided to us by Cnova management team, which has confirmed to us that all information relevant to our work has been communicated to us during our engagement, and that it is not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material aspect.

Valuation analysis - Project Delphes – Final Report - 1st December 2016 | Transactions | Restructuring | Transformation | 4

EIGHT ADVISORY
40, rue de Courcelles
75008 PARIS
Tél : +33 (0)1 45 61 88 88
Fax : +33 (0)1 45 61 72 00

www.8advisory.com

All forecasts are the sole responsibility of Cnova management team. We will accept no responsibility for the achievement of forecasts. We assume that they have been prepared on bases reflecting the best currently available estimates of the future financial performance and have performed analysis to assess whether the forecasts underlying assumptions were consistent with the information available. We relied on the assumption that the Related Parties Agreements conditions were at arm's length. We note that they have been reviewed by Grant Thornton (14 December 2015).

Our work is based on market conditions prevailing as of 28 October 2016 and information on the Company as of 1st December 2016. Any evolution in the prospects of the Company or the market conditions (currencies, credit and stock markets conditions, macroeconomic and geopolitical risks, market and regulatory trends, etc.), or any change in operating conditions, and any information that is incorrect, incomplete or not communicated could have a significant impact on our conclusions and might require our analysis to be updated.

We relied on information available as of 1st December 2016. In particular, our valuation work relies on the Tender Offer Memorandum available as of 1st December 2016.

Our document was prepared for the benefit and use of the Transaction Committee, and is not rendered to, or for the benefit of, and shall not confer rights or remedies upon, any person other than the Transaction Committee.

We express neither view nor opinion on the relative merits of the Tender Offer in comparison to other strategies available to Cnova, or on strategies Cnova's shareholders should apply in this context.

Our work did not consist in performing audit procedures which would be necessary in order to express an opinion in respect of the Company's financial statements.

Date of our work

This Report presents our conclusions based on the work performed and the information available as of 1st December 2016.

We would like to thank you for providing us with this opportunity to work with you and remain at your disposal for any question.

Yours Faithfully,

Alexis Karklins-Marchay
Partner
For Eight Advisory SAS

Valuation analysis - Project Delphes – Final Report - 1st December 2016 | Transactions | Restructuring | Transformation | 5

Table of contents

Eight Advisory Team:

Alexis Karklins-Marchay
Partner

Geoffroy Bizard
Director

Romain Le Theo
Senior Manager

David Benabou
Manager

Thomas Karcher
Senior

Alessio Carbe
Senior

Quality review:

Sophie Carles
Director

Léa Ihssane Chabaa
Manager

Section	Page
→ 1. Summary of our findings	8
→ 2. Reconciliation with values presented on 8 August 2016	17
→ 3. Valuation methodology and results	21
→ 4. Valuation analysis	25
→ 5. Cost savings analysis	33
→ 6. Review of J.P. Morgan valuation analysis	35
→ 7. Conclusions	38
→ 8. Appendix	41

Valuation analysis - Project Delphes – Final Report - 1st December 2016
Contents
© 2016 Owned by Eight Advisory – Confidential

Glossary

General terms and abbreviations

€m	million of euros
$m	million of US Dollars
R$m	million of Brazilian reais
8A	Eight Advisory
A	Actual
Adj.	Adjusted
Agt	See Agreement
Agreement	Reorganization Agreement as of 8 August 2016
AMF	Autorité des Marchés Financiers
B2C	Business to Consumers
BP	Business plan, approved by the Board of Directors on 28 February 2016
Bps	Basis points
c.	Circa
CBD	Companhia Brasileira de Distribuição
CAGR	Compound annual growth rate
Capex	Capital expenditure
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CF	Cash flow
CGP	Casino, Guichard-Perrachon
CIT	Corporate income tax
CoGS	Cost of Goods Sold
D&A	Depreciation of tangible fixed assets and amortization
D&O	Directors and Officers
DCF	Discounted cash flow
EBIT	Earnings before interest (and financial items), taxes (current and deferred income taxes) and exceptional items
EBITDA	EBIT before depreciation & amortization of fixed assets
Eq. V.	Equity Value
ERP	Equity Risk Premium
EV	Enterprise Value
e.g.	Example given
FCF	Free Cash Flows
FY[XX]A	Financial year ending 31 Dec 20[XX], actual
FY[XX]B	Financial year ending 31 Dec 20[XX], budget
FY[XX]F	Financial year ending 31 Dec 20[XX], forecast
FX	Foreign exchange
GMV	Gross Merchandise Value
GPA	Grupo Pao de Açucar
HQ	Headquarters
I/C	Intercompany
i.e.	Id est
IPO	Initial Public Offering
JPM	J.P. Morgan
KPIs	Key Performance Indicators
LTG	Long-Term Growth Rate
Max.	Maximum
Min.	Minimum
MP	Marketplace
n.a.	Not applicable
n.c.	Not communicated
n.m.	Not meaningful
NFD	Net Financial Debt
NOL	Net Operating Losses
NOSH	Number of Outstanding Shares
Nova	Cnova Comércio Eletrônico S.A.
NPV	Net Present Value
NWC	Net Working Capital
Opex	Operating expenses
o/w	Of which
p.a.	Per annum
P&L	Profit & loss account
PRC	Provisions for risks and charges
SG&A	Selling General and Administrative expenses
vs.	Versus
WC	Working capital
WACC	Weighted average cost of capital
VWAP	Volume weighted average price
VV	Via Varejo S.A.
Y-o-Y	Year on year
YTD	Year to date

Valuation analysis - Project Delphes – Final Report - 1st December 2016

7

© 2016 Owned by Eight Advisory – Confidential

Executive summary

Conclusion

What are the key findings of our analyses?

The Tender Offer price ($5.50) is considered to be fair given the implied premium compared with the results of the applied valuation methods retained.

Cnova Equity Value Ranges in $ per share (excluding potential cost savings related to the Offer success)

in $
Cnova Equity Value per share
Before potential cost savings related to the succes of the Offer (SEC reporting and delisting)
Premium (discount) derived from the Tender Offer price
Min
Central
Max
Primary method & reference
Tender Offer Price: $5.50
Step 1 Transaction Price
5.00
10%
Sum-of-the-Parts DCF method
4.46
3.89
5.21
41%
23%
5%
Secondary method
Sum-of-the-Parts Trading multiples
3.19
4.80
73%
15%
Secondary references
Share price as of 31 March 2016 (1-month average)
2.40
129%
Share price as of 11 May 2016 (1-month average)
3.21
71%
Share price as of 28 Oct. 2016 (1-month average)
5.38
2%
Analysts target price 31 March 2016
1.60
4.00
244%
38%
Analysts target price 28 Oct. 2016
4.50
5.50
22%
-
- 1.00 2.00 3.00 4.00 5.00 6.00 7.00 8.00 9.00 10.00
10% premium over the Step 1 Transaction price
23% premium over the central DCF valuation
129% premium over the undisturbed share price

Note: values derived from the DCF and trading multiples methods converted in $, based on the spot €/$ FX rate as of 23 November 2016 (€1 = $1.06)

Cnova

Cdiscount

Valuation analysis - Project Delphes – Final Report - 1st December 2016
Summary of our findings 9

© 2016 Owned by Eight Advisory – Confidential

Executive summary

Context

What is the context of our Tender Offer Fairness Opinion Report ?

CGP announced on 12 May 2016 (i) the distribution of Nova to Via Varejo, completed on 31 October 2016, and (ii) the Tender Offer on the Cnova free float and shares held by Management.

Evolution of Cnova ($), Nasdaq (US), Bovespa (Brazil), and CAC All Shares (France)

Based on the $7.00 IPO price as of 20 November 2014

10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
20 November 2014
IPO
8.43
7.77
7.56
5.36
4.80
8 August 2016
Transaction signing
3.36
12 May 2016
Transaction annoucement
3.25
28 April 2016
Cnova press release on the Transaction rumors
Nov-14
Feb-15
May-15
Aug-15
Nov-15
Feb-16
May-16
Aug-16
Cnova US
Nasdaq
Bovespa
CAC All Shares

Source: Bloomberg as of 28 October 2016

Context of our Fairness Opinion on the Tender Offer

- 20/11/2014: IPO of Cnova on Nasdaq
- 28/04/2016: Cnova press release on the Transaction rumors
- 12/05/2016: Announcement of (i) the Nova Transaction at $5.0 per share and (ii) the Tender Offer at $5.50 per share
  - *Eight Advisory Draft Report on the Transaction (11 May 2016)*
- 08/08/2016: Reorganization Agreement signing between Via Varejo and Cnova on the Transaction
  - *Eight Advisory Final Report on the Transaction (8 August 2016)*
- 31/10/2016: Step 1 Transaction closing
- 02/12/2016: Tender Offer [AMF and SEC filings]
  - *Eight Advisory Final Report on the Tender Offer (1st December 2016)*

Valuation analysis - Project Delphes – Final Report - 1st December 2016
© 2016 Owned by Eight Advisory – Confidential
Summary of our findings 10

Executive summary

Valuation methodology

Which valuation methodology was applied?

Cnova was valued through a Sum-of the-Parts approach, in which Cnova Equity Value is equal to the sum of (i) Cdiscount Equity Value, (ii) NPV of Holding costs, and (iii) Nova Transaction impacts (cash payments and cancellation of Cnova shares).

Cnova valuation methodology

Approaches retained	Valuation methodology	Cdiscount	Holding	Cnova
1. **Primary valuation method & reference**	Step 1 Transaction Price DCF Method	Not applicable ✓	Not applicable ✓	✓ ✓ (Sum-of-the-parts)
2. **Secondary valuation method**	Trading multiples	✓	*Not applicable for operating costs*	✗ *(secondary only)*
3. **Secondary valuation references**	i) Share price ii) Analysts target prices	*Not applicable as not publicly listed*	*Not applicable as not publicly listed*	✗ *(reference only)*

Cnova Sum-of-the-Parts (DCF method)

Cnova Equity Value	=	Cdiscount Equity Value (1)	+	Holding Costs NPV (2)	+	Nova Transaction impacts
$1,543m	=	$1,502m	+	$(126)m	+	$167m
$4.46	=	$4.34	+	$(0.37)	+	$0.48
Per share (3)		Per share (3)		Per share (3)		Per share (3)
For information						
€1,456m	=	*€1,417m*	+	*€(119)m*	+	*€158m*

of which

- ***$162m** of shareholder loan repayment as of 31/10/2016*
- ***$6.2m** of cash purchase price payment from Via Varejo (including purchase price adjustment);*
- ***$(0.5)m** tax costs borne by Cnova*

(1) Cdiscount Equity Value based on the central value of the DCF approach for Cdiscount and the standalone Cnova net debt as of 30 September 2016. The Cnova standalone net debt and the Enterprise Value of Cdiscount were estimated in € and converted in $ at a 1.06 €/$ rate (spot rate as of 23 November 2016).

(2) Holding costs NPV without any potential cost savings expected from the Offer converted in $ at a 1.06 €/$ rate (spot rate as of 23 November 2016).

(3) Number of outstanding shares of 345.8m reflecting the cancellation of 96.8m Cnova shares (previously held by Via Varejo and contributed to Cnova following the completion of the Step 1 Transaction), and the inclusion of 1.3m potential new shares related to the outstanding Deferred Stock Units and non-vested Restricted Stock Awards.

Cnova

Cdiscount

Valuation analysis - Project Delphes – Final Report - 1st December 2016

Summary of our findings 11

© 2016 Owned by Eight Advisory – Confidential

Executive summary

Primary Method

DCF Method

What is Cnova's Equity Value per share price based on the DCF method?

Cnova

Cdiscount

Based on the DCF method (Primary method), Cdiscount Enterprise Value ranges from $1,414m to $1,872m, leading to a $1,502m Cdiscount Equity Value, i.e. $4.34 per share, and ultimately a $4.46 Equity Value per share for Cnova.

Sensitivity of Cdiscount Enterprise Value ($m) to discount rate and long-term growth rate

		Discount rate		
		7.25%	7.75%	8.25%
LTG	2.00%	1,724	1,555	**1,414**
	2.25%	1,794	**1,612**	1,460
	2.50%	**1,872**	1,674	1,510

Source: Eight Advisory analyses

Range of bridge of Cdiscount EV to Equity Value in $m and $ per share

In $m	Min.	Central	Max.
Cdiscount Enterprise Value based on DCF	**1,414**	**1,612**	**1,872**
Net financial debt	(132)	(132)	(132)
NWC adjustment	(25)	(25)	(25)
Other net debt adjustment items	48	48	47
Adjusted net debt	**(109)**	**(109)**	**(110)**
Cdiscount Equity Value based on DCF	**1,305**	**1,502**	**1,762**
Cdiscount Equity Value per share based on DCF ($)	3.77	4.34	5.10

Source: Eight Advisory analysis

Note: figures presented above converted from € to $ using the €/$ spot FX rate as of 23 November 2016

Sensitivity of Cdiscount Equity Value ($m) to discount rate and long-term growth rate

		Discount rate		
		7.25%	7.75%	8.25%
LTG	2.00%	4.67	4.18	**3.77**
	2.25%	4.87	**4.34**	3.91
	2.50%	**5.10**	4.52	4.05

Source: Eight Advisory analyses

DCF method

Sources of information and methodology

- DCF method for Cdiscount based on Q4 2016 LE, Management BP for FY17-FY18 and extrapolation prepared by Eight Advisory for FY19-FY23.
- DCF method for Holding costs NPV based on Management estimation for FY16-FY19 and extrapolation prepared by Eight Advisory for FY20-FY23 with a 2.0% growth rate.
- Discount rate of **7.75%** corresponding to Cdiscount Cost of Equity, applied for Cdiscount DCF and Holding costs NPV.
- Long-term growth rate of **2.25%** corresponding to the French long-term inflation rate forecasts, plus an additional specific growth given the e-commerce industry growth profile.
- Projections in € and net debt in € converted in $ using the spot FX rate as of 23 November 2016 (€1.00= $1.06).

Equity value per share

- Enterprise Value of Cdiscount ranges from **$1,414m** to **$1,872m** around a central value of **$1,612m** based on discount rate and long-term growth rate sensitivities.
- Adjusted net debt of $(109)m includes (i) $(132)m of net financial debt, (ii) $(25)m of net working capital adjustment, and (iii) $48m in central value of net debt adjustments (provisions, net operating losses, minority interests).
- **Cdiscount Equity Value per share ranges from $3.77 to $5.10 with a central value of $4.34 based on the DCF method.**
- On this basis, Cnova Equity per share stands at $4.46 based on the DCF central value.

Valuation analysis - Project Delphes – Final Report - 1st December 2016
© 2016 Owned by Eight Advisory – Confidential
Summary of our findings 12

Executive summary

Secondary Approach

Market multiples

Cnova

Cdiscount

Based on the Trading multiples (Secondary method), Cdiscount EV ranges from $1,170m to $1,729m, leading to a $1,061m / $1,620m Cdiscount Equity Value range, or $3.07 / $4.68 range per share, and ultimately to a $3.19 / $4.80 range per share for Cnova.

Trading multiples approach (values in $m)

Methodologies (in $m)
Convergence zone
(12 points out of 16)
EV - EBITDA reg.
1,400
1,612
EV - Adj. EBITDA reg.
1,170
1,211
EV - Adj. EBITDA (-) capex reg.
1,386
1,578
EV - Best peer approach
1,488
1,729
Retained EV range
1,170
1,729
500
1,000
1,500
2,000
2,500

Note: shaded areas correspond to data points excluded from the analysis

In $m	Min.	Max.
Cdiscount Enterprise Value based on Trading multiples	**1,170**	**1,729**
Net financial debt	(132)	(132)
NWC adjustment	(25)	(25)
Other net debt adjustment items	48	48
Adjusted net debt	**(109)**	**(109)**
Cdiscount Equity Value based on trading multiples	**1,061**	**1,620**
Cdiscount Equity Value per share based on Trading multiples ($)	3.07	4.68

Source: Eight Advisory analysis

Note: figures presented above converted from € to $ using the €/$ spot FX rate as of 23 November 2016

Trading multiples

Sources of information and methodology

- Cdiscount Enterprise Value range based on four EV / Sales multiples approaches, among which three adjusted using regressions to specific financial aggregates:
  - EBITDA;
  - Adjusted EBITDA ("Adj. EBITDA") (i.e. EBITDA including factoring costs);
  - Adjusted EBITDA less capex (i.e. Adj. EBITDA including capex);
- Fourth approach: 'Best peer' approach, consisting in directly applying the EV / Sales multiple of AO World.
- FY15, FY16, FY17 and FY18 considered in the Trading multiples analysis.

Equity value per share

- Enterprise Value of Cdiscount ranges from $1,170m to $1,729m.
- **Cdiscount Equity Value per share ranges from $3.07 to $4.68 based on the Trading multiples method.**
- On this basis, Cnova Equity per share ranges from $3.19 to $4.80 based on the Trading multiples method.

Valuation analysis - Project Delphes – Final Report - 1st December 2016
© 2016 Owned by Eight Advisory – Confidential
Summary of our findings 13

Executive summary

Share price

How has the Cnova share price evolved?

How does the historical share price compare with the Tender Offer Price?

Cnova

Cdiscount

The $5.50 Tender Offer Price represents a significant premium over the 1-month average of Cnova's share price as of 31 March and 11 May 2016 (before the Transaction announcement).

Cnova (CNV US) share price evolution since the IPO

9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
in $
IPO Price : $7.00
Tender Offer Price: $5.50
Transaction Price: $5.00
28-Oct-2016
11-May-2016
31-Mar-2016
CNV US - Share price in $
Nov-14
Jan-15
Mar-15
May-15
Jul-15
Sep-15
Nov-15
Jan-16
Mar-16
May-16
Jul-16
Sep-16

Source: Bloomberg as of 28 October 2016

Share price – Reference method

- Cnova N.V. shares have been listed since 20 November 2014, with a 6.6% free float before impact of the Transaction).
- Free float rotation amounts to 96.8%, above the share price liquidity threshold required to consider the share price as a reference method.
- Reference dates correspond to:
  - 31 March 2016: before Transaction rumours,
  - 11 May 2016: before Transaction announcement,
  - 28 October 2016: latest market data.
- Tender Offer premium amounts to 129% (31 March), 71% (11 May), and 2% (28 October) over the 1-month average share prices.

Comparison of the Tender Offer price with the share price

Tender Offer Price premium compared with Cnova's share price

	31-Mar-16		11-May-16		28-Oct-16	
Cnova (CNV US) **Volume weighted share price**	Price in $	Offer premium	Price in $	Offer premium	Price in $	Offer premium
Tender Offer Price	**5.50**	-	**5.50**	-	**5.50**	-
Spot	2.98	84%	3.36	64%	5.38	2%
1-month average	**2.40**	**129%**	**3.21**	**71%**	**5.38**	**2%**
3-month average	2.33	136%	2.76	99%	5.31	4%
6-month average	2.50	120%	2.55	115%	5.20	6%
12-month average	3.84	43%	3.33	65%	3.84	43%
12-month minimum	2.16	154%	2.16	154%	2.16	154%
12-month maximum	6.55	(16)%	6.06	(9)%	5.40	2%

Source: Bloomberg as of 31 March, 11 May and 28 October 2016

Cnova share market data

Nasdaq - Stock exchange data at close as of 28 October 2016

Bloomberg ticker	CNV US
Market capitalization and number of shares outstanding	
Share price at close (US$)	5.36
Market capitalization (US$)	2,365,356,455
Number of shares outsanding (NOSH)	441,297,846
Floating number of shares outsanding	29,182,894
Rotation	
Sum of volume exchange over one year	28,248,383
NOSH rotation over the last 12 months	6.4%
% of float	6.6%
Float rotation over the last 12 months	96.8%

Source: Bloomberg

Note: analyses based on 441.3 million of shares (before impact of the cancellation of the treasury shares)

Valuation analysis - Project Delphes – Final Report - 1st December 2016

Summary of our findings 14

© 2016 Owned by Eight Advisory – Confidential

Executive summary

Valuation Reference
Target Prices

What are the analysts target prices for Cnova?

The $5.50 Tender Offer price implies a +107% premium over the average of the analysts target prices before the Offer announcement.

Comparison of analysts target prices with the Tender Offer price before and after the Offer announcement

Brokers' research notes before 31 March 2016
Most recent Brokers' notes
6.00
5.00
4.00
3.00
2.00
1.00
-
in $
Tender Offer Price: $5.50
Tender Offer premium: +107%
+5%
2.30
2.50
1.60
2.60
4.00
2.70
2.90
2.66
5.50
4.50
5.50
5.50
5.25
Kepler Cheuvreux 23/02/16
Deutsche Bank 24/02/16
Goldman Sachs 24/02/16
Société Générale 24/02/16
Crédit Suisse 25/02/16
JP Morgan 01/03/16
HSBC 30/03/16
Consensus before 31/03/16
Deutsche Bank 27/07/16
HSBC 07/09/16
Kepler Cheuvreux 11/10/16
Société Générale 26/10/16
Consensus as of 28/10/2016

Premium over target prices

- The analysts target prices derived from broker's research notes before 31 March 2016 ("undisturbed" date) imply an average **+107%** premium over the Tender Offer Price.
- After the Offer announcement (12 May 2016) and Transaction Closing confirmation (8 August and 27 October 2016), most brokers aligned their target prices to the Tender Offer Price. As a result, the implied premium on target prices as of 28 October 2016 stands at c. **+5%**.

Note: HSBC report as of 7 September 2016 is the last one as the bank announced the termination of the coverage.

Cnova

Cdiscount

Valuation analysis - Project Delphes – Final Report - 1st December 2016
Summary of our findings 15
© 2016 Owned by Eight Advisory – Confidential

Executive summary

J.P. Morgan

Presenting bank valuation

What are the variables explaining the differences between JPM's and Eight Advisory's Cnova Equity Value?

Cnova

Cdiscount

The difference between Cnova Equity Value per share estimated by J.P. Morgan ($5.07) and Eight Advisory ($4.46) is limited (c. 12%) and mainly results from a slight difference on the long-term Capex level (1.2% vs 1.5% of GMV).

Bridge of Cnova Equity Value based on DCF as estimated by J.P. Morgan vs. Eight Advisory analyses

In $
6.00
5.00
4.00
3.00
2.00
1.00
-
5.07
(0.08)
(0.51)
(0.03)
(0.07)
0.20
0.02
(0.13)
4.46
JP Morgan
Operating assumptions
D&A/ Capex
Working capital
WACC
2-Stage growth
Net debt
€ / $ FX
Eight Advisory

Source: J.P. Morgan report, Eight Advisory analysis

Key differences

- → Extrapolation over 6 years (FY19-FY24) per J.P. Morgan vs. 5 years (FY19-FY23) per Eight Advisory
- → Higher growth in Marketplace GMV over the extrapolation period (FY18-FY23 CAGR of +17.4% vs. +15.4% per Eight Advisory)
- → Higher growth in direct sales over the extrapolation period (FY18-FY23 CAGR of +9.9% vs. +8% per Eight Advisory)
- → SG&A: economies of scale factored in Eight Advisory analysis vs. 100% variable per J.P. Morgan analysis
- → D&A / Capex: normative level targeted of 1.2% of GMV (2.0% of net sales) vs. 1.5% of GMV (2.6% of net sales) per Eight Advisory
- → Net working capital: improvement in inventories over FY19-FY24 considered in J.P. Morgan analysis vs. no improvement per Eight Advisory
- → Terminal value: Gordon-Shapiro formula retained by J.P. Morgan vs. "H Model" retained by Eight Advisory
- → FX: spot as of 10 November 2016 (J.P. Morgan) vs. spot as of 23 November (Eight Advisory)

Valuation analysis - Project Delphes – Final Report - 1st December 2016
© 2016 Owned by Eight Advisory – Confidential
Summary of our findings 16

2. Reconciliation with values presented on 8 August 2016

What are the key changes in the estimation of Cdiscount Equity Value between August and November 2016?

The slight increase in Cdiscount Equity Value between analyses presented on 8 August 2016 and 1st December 2016 (from $1,444m to $1,502m, based on the DCF method) is mainly driven by valuation date, NWC and net debt updates.

Bridge of Cdiscount Equity Value based on DCF as presented on 8 August 2016 vs. on 1st December 2016

In $m
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
1,444
(2)
35
-
27
33
39
(74)
1,502
Eight Advisory Aug-16
Operating assumptions
Working capital
Valuation parameters
Valuation Date
Net debt
Other
€ / $ FX
Eight Advisory Nov-16

Source: Eight Advisory analysis *Note: Cdiscount excluding Cdiscount International*

Key impacts

- Working capital: $35m, explained by the change in the observation period for the average working capital (from the last twelve months as of 30 June 2016 to 30 September 2016)
- Valuation parameters: no change in the WACC (7.75%), nor in the LTG (2.25%).
- Valuation date: $27m, consisting of 2 impacts, (i) Shift of Q3 FY16 negative cash flow from EV to NFD (increase in EV as well as in NFD), and (ii) Valuation date as of 30 September 2016 (vs. 30 June 2016) impacts favorably the value, as "better" FCF are closer to the valuation date.
- Net debt and other: explained by the increase in the FV of Net Operating Losses, the improvement in the cash position of Cdiscount, the sale of a 49% interest in E TREND and the buyback of Cdiscount Group minority shareholders.
- € / $ FX rate: from 1.112 (1-month avg. as of 19 July 2016) to 1.060 (spot as of 23 November 2016).

Cnova

Cdiscount

Valuation analysis - Project Delphes – Final Report - 1st December 2016
© 2016 Owned by Eight Advisory – Confidential
Reconciliation with values presented on 8 August 2016 18

What are the key changes in the estimation of Cdiscount Equity Value per share between August and November 2016?

The increase in Cdiscount Equity Value per share according to our analyses presented on 8 August 2016 and 1st December 2016 (from $3.27 to $4.34, based on the DCF method) is mainly driven by shares cancellation impact.

Bridge of Cdiscount Equity Value per share based on DCF as presented on 8 August 2016 vs. on 1st December 2016

In $
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Impact of Cdiscount standalone: +0.13$/share
3.27
(0.00)
0.08
-
0.06
0.07
0.09
(0.17)
3.40
0.94
4.34
Eight Advisory Aug-16
Operating assumptions
Working capital
Valuation parameters
Valuation Date
Net debt
Other
€ / $ FX
Eight Advisory Nov-16 (before NOSH reduction)
Reduction in NOSH
Eight Advisory Nov-16

Source: Eight Advisory analysis *Note: Cdiscount excluding Cdiscount International*

Key impacts

- Working capital: $0.08, explained by the change in the observation period for the average working capital (from the last twelve months as of 30 June 2016 vs. 30 September 2016)
- Valuation parameters: no change in the WACC (7.75%), nor in the LTG (2.25%).
- Valuation date: $0.06, consisting of 2 impacts, (i) Shift of Q3 FY16 negative cash flow from EV to NFD (increase in EV as well as in NFD), and (ii) Valuation date as of 30 September 2016 (vs. 30 June 2016) impacts favorably the value, as "better" FCF are closer to the valuation date.
- Net debt and other: explained by the increase in the FV of Net Operating Losses, the improvement in the cash position of Cdiscount, the sale of a 49% interest in E TREND and the buyback of Cdiscount Group minority shareholders.
- € / $ FX rate: from 1.112 (1-month avg. as of 19 July 2016) to 1.060 (spot as of 23 November 2016).
- Reduction in NOSH: $0.94.

Cnova

Cdiscount

Valuation analysis - Project Delphes – Final Report - 1st December 2016
© 2016 Owned by Eight Advisory – Confidential
Reconciliation with values presented on 8 August 2016 19

What are the key changes in the estimation of Cnova Equity Value per share between August and November 2016?

Cnova Equity Value per share increased between our analyses presented on 8 August 2016 and 1st December 2016 (from $4.09 to $4.46, based on the DCF method), mainly due to the impacts of the Step 1 Transaction.

Bridge of Cnova Equity Value per share based on DCF as presented on 8 August 2016 vs. on 1st December 2016.

Net impact of the Cnova Brazil transaction: +0.25$/share
in $
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
4.09
0.13
0.02
(0.78)
0.01
0.03
0.97
4.46
Cnova standalone - Aug. 2016
Cdiscount standalone
Intercompany loan
Exit of Nova from Cnova's perimeter
Cash impacts of the Transaction
Reduction in HQ costs
Reduction in NOSH
Cnova standalone - Nov. 2016

Source: Eight Advisory analysis

Key impacts

- Cdiscount standalone (cf. previous page): +$0.13,
- Nova transaction: +$0.25, explained by:
  - Intercompany loans impact: +$0.02, due to the capitalization and FX impacts on the loans between 8 August and 31 October 2016,
  - The exit of Nova from Cnova's perimeter for $(0.78),
  - The cash impacts of the Transaction (+$0.01),
  - New reduction in holding costs identified by Management ($+0.03), and
  - The reduction in the Number of Outstanding Shares (+$0.97), more than offsetting the $(0.78) effect of Nova's exit (based on Nova Equity Value as per our assessment as of 8 August 2016) compared to the accretive effect of the cancellation of Cnova shares previously owned by Via Varejo (based on Nova and Cnova Equity Values presented in the Reorganization Agreement).

Cnova

Cdiscount

Valuation analysis - Project Delphes – Final Report - 1st December 2016
© 2016 Owned by Eight Advisory – Confidential
Reconciliation with values presented on 8 August 2016 20

Which valuation methods were applied?

The primary approaches retained are the Step 1 Transaction Price and the DCF method, with the trading multiples method used as a secondary method for consistency analysis purposes. The share price and the analysts target prices are secondary valuation references.

Valuation method	Cdiscount	Holding	Cnova
1. Primary method & reference			
Step 1 Transaction price *$5.00 per share*	n.a. *(different perimeter)*	n.a. *(different perimeter)*	✓
DCF method *Income Approach*	✓	✓	n.a. (Sum-of-the-Parts based on DCF)
2. Secondary method			
Trading multiples method *Market Approach*	✓ *For consistency purposes*	*n.a.* *(central costs)*	*n.a.* *(Sum-of-the-Parts based on trading multiples)*
3. Secondary references			
Share Price *Market Approach*	n.a. *(not listed)*	n.a. *(not listed)*	✗ *(reference only according to AMF)*
Analysts Target Prices *Market Approach*	n.a. *(not listed)*	n.a. *(not listed)*	✗ *(reference only according to AMF)*

Note: the Transaction multiples, Net Book Value, Net Asset Value and Dividend Discounted methods were not retained in our analyses.

→ *Excluded valuation references and methods:*

- *Transactions on capital (2014 contributions and IPO): macro-economic situation and perspectives very different in 2016 compared to 2014 (please see the bridge between the Equity value per share as of today and the IPO share price),*
- *Transactions on comparable companies: no relevant transactions in Europe, with available information enabling to determine relevant multiples,*
- *Net Assets / Net Revalued Assets: not applicable to e-commerce businesses (no market prices for intangible assets and future developments),*
- *Discounted Dividends Model: not applicable (no distribution historically) and potentially redundant with DCF.*

Cnova

Cdiscount

Valuation analysis - Project Delphes – Final Report - 1st December 2016

Valuation methodology and results 22

© 2016 Owned by Eight Advisory – Confidential

How the DCF and trading multiples valuation methods were applied?

The DCF method relies on a 3-year business plan, a 5-year extrapolation period and a 2-stage terminal value. The trading multiples method relies mainly on adjusted EV/sales multiples based on regression analyses.

→ *Transversal elements:*

- *Valuation date: 30 September 2016,*
- *Valuation parameters as of 28 October 2016 (1-month average),*
- *€ / S$: 1.06 (spot as of 23 November 2016 - Source Bloomberg),*
- *Share price before rumors: 31 March 2016*
- *Intercompany debt (€152.5m or $162m corresponding to R$527.0m) based on the amount repaid on 31 October 2016.*

Valuation method	Financial aggregates	Valuation parameters	Methodology	Adjusted net debt
1. Primary method				
DCF method *Income Approach*	• *Q4 2016 LE* • *FY17-18: BP prepared by management team, in €* • *FY19-23: extrapolation as estimated by Eight Advisory* • *Factoring costs in FCF* • *Seasonality-adjusted NWC*	• *Discount rate: Cost of Equity (average net cash position) in €* • *Long-term growth: local mid-term inflation and volumes growth assumptions*	• *2-stage terminal value* • *Tax losses valued separately*	• *30 September 2016 Proforma* • *No adjustment related to factoring* • *Seasonality NWC adjustment* • *Adjustments to reflect impacts of the Step 1 Transaction*
2. Secondary method				

Trading multiples method *Market Approach*	• *FY15-FY18 Sales, EBITDA, factoring costs and Capex*	• *Peer sample defined based on a comparability scoring (criteria: business and geographic exposure, share price and operating momentum, float…)*
		• *Selected peers: Amazon, AO World, Ocado, Qliro*
		• *1-m average peers share prices*
			• *FY15-FY18 EV/Sales multiples regression analysis on:*
			  ○ *EBITDA*
			  ○ *Adjusted EBITDA (EBITDA (-) factoring costs)*
			  ○ *Adjusted EBITDA (-) Capex)*
			• *"Best peer" approach*
			• *Tax losses valued separately*
				• *30 September 2016 Proforma*
				• *No adjustment related to factoring*
				• *Seasonality NWC adjustment*
				• *Adjustments to reflect impacts of the Step 1 Transaction*

Cnova

Cdiscount

Valuation analysis - Project Delphes – Final Report - 1st December 2016
Valuation methodology and results 23
© 2016 Owned by Eight Advisory – Confidential

What are the results of our valuation analysis?

Excluding potential cost savings, Cnova NV Equity Value per share defined with the DCF method ranges from $3.89 to $5.21, around a central value of $4.46.

1. Cnova Equity Value per share ($)

in $
Cnova Equity Value per share
Before potential cost savings related to the succes of the Offer (SEC reporting and delisting)
Premium (discount) derived from the Tender Offer price
Min
Central
Max
Primary method & reference
Tender Offer Price: $5.50
Step 1 Transaction Price
5.00
10%
Sum-of-the-Parts DCF method
3.89
4.46
5.21
41%
23%
5%
Secondary method
Sum-of-the-Parts Trading multiples
3.19
4.80
73%
15%
Secondary references
Share price as of 31 March 2016 (1-month average)
2.40
129%
Share price as of 11 May 2016 (1-month average)
3.21
71%
Share price as of 28 Oct. 2016 (1-month average)
5.38
2%
Analysts target price 31 March 2016
1.60
4.00
244%
38%
Analysts target price 28 Oct. 2016
4.50
5.50
22%
-
- 1.00 2.00 3.00 4.00 5.00 6.00 7.00 8.00 9.00 10.00

Note: values derived from the DCF and trading multiples methods converted in $, based on the spot €/$ FX rate as of 23 November 2016 (€1 = $1.06)

2. Breakdown per share ($)

Cdiscount contribution to Cnova Equity Value per share
DCF Method
3.77
4.34
5.10
Trading multiples
3.07
4.68
2.00 3.00 4.00 5.00
in $
NPV Holding Costs contribution to Cnova Equity Value per share
(0.37)
in $
(0.37)
(1.00) (0.75) (0.50) (0.25) -
Intercompany loans repayment and other Step 1 impacts
0.48
in $
0.48
- 0.25 0.50 0.75 1.00

Cnova

Cdiscount

Valuation analysis - Project Delphes – Final Report - 1st December 2016
Valuation methodology and results 24

© 2016 Owned by Eight Advisory – Confidential

What are the key assumptions retained in our DCF analysis?

(1/2)

DCF

Trading multiples

Valuation references

Cnova

Cdiscount

Cdiscount Enterprise Value defined with the DCF method ranges from $1,414m to $1,872m ($1,612m central value). The NPV of Holding costs amounts to $(126)m, corresponding to $(0.37) per share.

Cdiscount Enterprise Value

- **Perimeter**: Standalone, excluding holding costs and Cdiscount International (assumed at zero following Colombia, Senegal and Cameroun closure and the closure scenario contemplated for Côte d'Ivoire).
- **Net sales CAGR FY15-FY23**: +8.4%, with an acceleration beyond FY18 to compensate conservative management forecasts (peers expected trends above company forecasts).
- **Marketplace weight in FY23**: 51.5% of B2C GMV.
- **EBITDA (-) factoring costs in FY23**: 7.1% of net sales.
- **Capex in FY23**: (2.6)% of net sales.
- **EBITDA (-) factoring costs (-) capex in FY23**: 4.6% of net sales.
- **NWC**: slightly improved seasonality-adjusted NWC over FY16-FY18.
- **Terminal value**: two-stage growth terminal value (3-year transition period between the FY23 and the long-term growth rate).
- **Discount rate**: 7.75% (central Cost of Equity).
- **Long-term growth rate**: 2.25%.

Holding costs

- **Holding costs (incl. APCO)**: €(11.5)m in Q4 FY16, €(16.4)m in FY17, €(8.9)m in FY18 and €(8.9)m in FY19, further extrapolated with 2.0% long-term growth rate.
- **Discount rate**: 7.75% corresponding to the level retained for Cdiscount.

Valuation analysis - Project Delphes – Final Report - 1st December 2016
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Valuation analysis 26

What are the key assumptions retained in our DCF analysis?

(2/2)

DCF

Trading multiples

Valuation references

Cnova

Cdiscount

Cdiscount Equity Value defined with the DCF method ranges from $1,305m to $1,762m ($1,502m central value), corresponding to a $3.77 / $5.10 Equity Value per share range centred on $4.34, and ultimately on a $4.46 Equity Value per share for Cnova.

Cdiscount Equity value bridge

- **Net debt**: $(132)m net cash position as of 30 September 2016.
- **NWC adjustment**: $(25)m NWC seasonality adjustment based on the average days of rotation monthly observed over the last 12 months.
- **Other items**: $48m as of 30 June 2016 (tax losses, provisions for contingencies, proforma adjustments, minority interests, financial assets).

Cdiscount Enterprise Value to Equity Value per share ($) bridge

In $m	Min.	Central	Max.
Cdiscount Enterprise Value based on DCF	**1,414**	**1,612**	**1,872**
Net financial debt	(132)	(132)	(132)
NWC adjustment	(25)	(25)	(25)
Other net debt adjustment items	48	48	47
Adjusted net debt	**(109)**	**(109)**	**(110)**
Cdiscount Equity Value based on DCF	**1,305**	**1,502**	**1,762**
Cdiscount Equity Value per share based on DCF ($)	3.77	4.34	5.10

Source: Eight Advisory analysis

Cdiscount to Cnova Equity Value per share ($) bridge

In $m	Min.	Central	Max.
Cdiscount Equity Value based on DCF	**1,305**	**1,502**	**1,762**
NPV of holding costs	(126)	(126)	(126)
Nova Transaction impacts	167	167	167
Cdiscount Equity Value based on DCF	**1,346**	**1,543**	**1,803**
Cdiscount Equity Value per share based on DCF ($)	3.89	4.46	5.21

Source: Eight Advisory analysis

Note: figures presented above converted from € to $ using the €/$ spot FX rate as of 23 November 2016

Valuation analysis - Project Delphes – Final Report - 1st December 2016
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Valuation analysis 27

The Trading multiples method was implemented based on EV/sales multiples given the current profitability level. Cdiscount Enterprise Value derived from the Trading multiples method ranges from $1,170m to $1,729m.

What is the range of values derived from the Trading multiples for Cdiscount?

(1/2)

- DCF
- **Trading multiples**
- Valuation references

- Cnova
- **Cdiscount**

Cdiscount - Trading multiples	Cdiscount ($m) FY15	FY16	FY17	FY18
Net Sales	**1,842**	**1,950**	**2,086**	**2,261**
1 EV/Sales multiple (regression to EBITDA)	0.76x	0.81x	0.77x	0.68x
Enterprise value	**1,400**	**1,576**	**1,612**	**1,533**
Equity value	*1,290*	*1,467*	*1,502*	*1,424*
Equity value per share	*3.73*	*4.24*	*4.34*	*4.12*
2 EV/Sales multiple (regression to adjusted EBITDA*)	0.57x	0.49x	0.58x	0.52x
Enterprise value	**1,054**	**961**	**1,211**	**1,170**
Equity value	*944*	*852*	*1,101*	*1,061*
Equity value per share	*2.73*	*2.46*	*3.18*	*3.07*
3 EV/Sales multiple (regression to adj. EBITDA (-) capex	0.75x	0.81x	0.74x	0.64x
Enterprise value	**1,386**	**1,578**	**1,548**	**1,448**
Equity value	*1,277*	*1,468*	*1,438*	*1,339*
Equity value per share	*3.69*	*4.25*	*4.16*	*3.87*
4 EV/Sales multiple AO World (best peer approach)	1.26x	1.02x	0.83x	0.66x
Enterprise value	**2,316**	**1,994**	**1,729**	**1,488**
Equity value	*2,207*	*1,884*	*1,620*	*1,379*
Equity value per share	*6.38*	*5.45*	*4.68*	*3.99*

Source: Eight Advisory analysis, Bloomberg, Thomson
** Adjusted EBITDA = EBITDA (-) factoring costs*

Methodologies (in $m)
Convergence zone
(12 points out of 16)
EV - EBITDA reg.
1,400
1,612
EV - Adj. EBITDA reg.
1,170
1,211
EV - Adj. EBITDA (-) capex reg.
1,386
1,578
EV - Best peer approach
1,488
1,729
Retained EV range
1,170
1,729
500
1,000
1,500
2,000
2,500

Note: shaded areas correspond to data points excluded from the analysis

Cdiscount Trading multiples valuation

- Peers' Enterprise Values include NWC seasonality adjustment, and exclude financing of operations (discounting of receivables, securitization, etc.) from financial debt.
- EV/sales multiples calculated on FY15-FY18 aggregates.

Trading multiples method implemented as follows:

- In order to reflect Cdiscount situation in the foreseeable future compared to its peers, i.e. lower profitability, specific NWC financing (discounting of receivables) and lower capex intensity over the BP, 3 regressions analyses on Peers' EV/sales multiples regressed to:
  - EBITDA
  - "Adjusted" EBITDA: EBITDA (-) Normative factoring,
  - "Adjusted" EBITDA (-) Capex.
- "Best peer" approach using AO World EV/Sales multiples.

- FY15 and FY16 Adjusted EBITDA regression excluded because of significant capex differential with peers.
- FY15 and FY16 AO World multiples excluded because of significant FY16-17 growth differences.
- Based on the above, Cdiscount Enterprise Value derived from the Trading multiples method ranges from $1,170m to $1,729m.

Valuation analysis - Project Delphes – Final Report - 1st December 2016
Valuation analysis 28

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What is the range of values derived from the Trading multiples for Cdiscount?

(2/2)

DCF

Trading multiples

Valuation references

Cnova

Cdiscount

Based on the range of EVs derived from EV/sales multiples given the current profitability level, Cdiscount Equity Value ranges from $1,061m to $1,620m, corresponding to $3.07 / $4.68 Equity Values per share, and ultimately to a $3.19 / $4.80 range per share for Cnova.

Cdiscount Enterprise Value to Equity Value per share ($) bridge

In $m	Min.	Max.
Cdiscount Enterprise Value based on Trading multiples	**1,170**	**1,729**
Net financial debt	(132)	(132)
NWC adjustment	(25)	(25)
Other net debt adjustment items	48	48
Adjusted net debt	**(109)**	**(109)**
Cdiscount Equity Value based on trading multiples	**1,061**	**1,620**
Cdiscount Equity Value per share based on Trading multiples ($)	3.07	4.68

Source: Eight Advisory analysis

Cdiscount to Cnova Equity Value per share ($) bridge

In $m	Min.	Max.
Cdiscount Equity Value based on DCF	**1,061**	**1,620**
NPV of holding costs	(126)	(126)
Nova Transaction impacts	167	167
Cdiscount Equity Value based on DCF	**1,102**	**1,661**
Cdiscount Equity Value per share based on DCF ($)	3.19	4.80

Source: Eight Advisory analysis

Note: figures presented above converted from € to $ using the €/$ spot FX rate as of 23 November 2016

Valuation analysis - Project Delphes – Final Report - 1st December 2016
© 2016 Owned by Eight Advisory – Confidential
Valuation analysis 29

How does the Tender Offer price compare to the analysts target prices?

Cnova Equity Values per share derived from analysts target prices before 31 March 2016 ranged from $1.60 to $4.00. Therefore, the Offer Price implies a 107% premium on the Target Prices consensus before rumours. Most brokers have aligned their target prices to the Tender Offer price following Company's press releases (8 August and 27 August 2016).

Cnova's **share price in $**

Brokers' research notes before 31 March 2016
Most recent Brokers' notes
6.00
5.00
4.00
3.00
2.00
1.00
in $
Tender Offer Price: $5.50
Tender Offer premium: +107%
+5%
2.30
2.50
1.60
2.60
4.00
2.70
2.90
2.66
5.50
4.50
5.50
5.50
5.25
Kepler Cheuvreux 23/02/16
Deutsche Bank 24/02/16
Goldman Sachs 24/02/16
Société Générale 24/02/16
Crédit Suisse 25/02/16
JP Morgan 01/03/16
HSBC 30/03/16
Consensus before 31/03/16
Deutsche Bank 27/07/16
HSBC 07/09/16
Kepler Cheuvreux 11/10/16
Société Générale 26/10/16
Consensus as of 28/10/2016

Source: Analysts' reports, Eight Advisory analysis

Selected broker's parameters from research notes dated before 31 March 2016

- **HSBC**: Cnova's historical average EV / Sales multiple of 0.48x with a 25% discount.
- **Deutsche Bank**: Negative FY17 EBITDA excluding factoring costs.
- **Credit Suisse**: Factoring costs excluded from the analysis, $ / € exchange rate of 1.0 (vs. 1.11 for Eight Advisory).

Broker's research reports dated after 31 March 2016

- After the Tender Offer announcement, four brokers kept a detailed coverage of Cnova.
- Three analysts retained a target price of $5.50, equal to the Tender Offer price and one discloses a lower target price at $4.50 in a "termination of coverage report".

DCF
Trading multiples
Valuation references
Cnova
Cdiscount

Valuation analysis - Project Delphes – Final Report - 1st December 2016
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Valuation analysis 30

How does the Tender Offer price compare to historical share price and target prices?

The $5.50 Tender Offer price implies a 129% premium over the 1-month average share price as of 31 March 2016 ($2.40), a 71% premium as of 11 May 2016 ($3.21) and a 2% premium as of 28 October 2016 ($5.38).

Premium of the Tender Offer price over Cnova's share price, brokers consensus and DCF Equity value per share

6.00
5.00
4.00
3.00
2.00
1.00
0.00
+129%
+71%
+2%
+107%
+5%
+23%
Tender Offer Price: $5.50
2.40
3.21
5.38
2.66
5.25
4.46
1-month average VWAP as of 31 March 2016
1-month average VWAP as of 11 May 2016
1-month average VWAP as of 28 October 2016
Brokers consensus before 31 March 2016
Brokers consensus after Offer announcement
Equity Value per share based on DCF
In $

Source: Bloomberg, Broker's research note, Eight Advisory analysis

Premium over historical share price

- The 1-month averages retained correspond to the following dates:
  - 28 October 2016: the latest market data date,
  - 11 May 2016: the day before the Tender Offer announcement,
  - 31 March 2016: an undisturbed date(1) close to the Tender Offer announcement.
- Premiums observed over 1-month average share price amount to +2% as of 28 October 2016, +71% as of 11 May 2016 and +129% as of 31 March 2016.
- These premiums are in line with their respective corresponding brokers consensus premium as of 31 March 2016 (+107%) and after Tender Offer announcement (+5%).
- For illustrative purpose, the Cnova Equity Value per share derived from the central DCF ($4.46) implies a +23% premium compared to the Tender Offer Price.

Note (1): i.e. before any public reference to the Transaction: For instance, on 12 April 2016, J.P. Morgan research report was analysing a potential transaction with Via Varejo leading to a $5.0 Target Price for Cnova.

DCF
Trading multiples
Valuation references
Cnova
Cdiscount

Valuation analysis - Project Delphes – Final Report - 1st December 2016
© 2016 Owned by Eight Advisory – Confidential
Valuation analysis 31

What are the drivers of the DCF value decrease between the IPO and today?

(1/2)

DCF

Trading multiples

Valuation references

Cnova

Cdiscount

The value decrease between the IPO and November 2016 is mainly driven by the sales forecasts downward revisions.

Cnova share price bridge between the IPO, the Merger Fairness Opinion and the Tender Offer Fairness Opinion

In $
7.00
10.95
17.95
(9.41)
1.09
(3.18)
0.84
(2.29)
(0.90)
4.09
0.13
0.02
(0.78)
0.01
0.03
0.97
4.46
Delta: $(13.86)
Delta: $0.38
IPO price
IPO discount
Initial DCF analysis @ IPO
Business impacts
Valuation date
Valuation para-meters
Valuation methodology
Net debt
FX
Equity value August 2016
Cdiscount standalone
Interco. loan
Exit of Nova from perimeter
Merger cash impacts
Reduction in HQ costs
Reduction in NOSH
Equity value November 2016

Source: Management, Eight Advisory analysis

**: not publicly available information – Data based on "Project Arcachon Update" supporting information dated 30 October 2014 regarding Cnova's IPO*

Key impacts explaining the IPO-August 2016 $(13.86) share price delta

1. Business impacts: $(9.4), mainly driven by the 2015 and beyond sales forecasts downward revisions,
2. Valuation parameters: $(3.2), with a (Cost of Equity – Long-term growth] at 8.27%, vs 5.5% at the IPO date.
3. Valuation methodology: $0.8,
4. Net debt: $(2.3), to be analyzed together with the "Valuation date" effect 6 (which reflects the impact of (i) having the FY16 first semester cash flows shifting from EV to net debt, and (ii) being 6 month closer to "better" cash flows)
5. Foreign exchange: $(0.9).

Key impacts explaining the August-November 2016: $0.38 share price delta

A. Cdiscount Standalone: $0.13, see detailed analysis on page 19,
B. Exit of Nova: $(0.78), transferred as of 31 October 2016
C. Merger cash impacts: $0.01, mainly representing the Cash Portion Amount received,
D. Reduction in HQ costs: $0.03, based on a new Management estimate,
E. Reduction in NOSH: $0.97, as Cnova was notably paid with its own shares in remuneration of the Nova transfer to Via Varejo.

Valuation analysis - Project Delphes – Final Report - 1st December 2016

Valuation analysis 32
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What is the estimated values of potential cost savings that could arise from the Offer?

The value of the cost savings that could arise from the Offer was estimated at $56m, corresponding to their net present value after tax.

SEC reporting and delisting cost savings (€m)

Holding costs (pre-tax)
excl. cost savings
20
10
0
€m
16.4
2.3
14.1
8.9
8.9
9.1
9.3
9.5
9.7
4.6
4.9
5.0
5.1
5.2
5.3
4.3
4.0
4.1
4.2
4.2
4.3
FY17 FY18 FY19 FY20 FY21 FY22 FY23
Holding costs (pre-tax)
incl. cost savings
14.1
4.3
4.0
4.1
4.2
4.2
4.3
End of SEC reporting requirements
and Nasdaq / Euronext delisting
Holding costs savings (pre-tax)
2.3
4.6
4.9
5.0
5.1
5.2
5.3
NPV
Cost savings:
€54m
$57m

Source: Management, Eight Advisory analysis, spot € / $ rate of 1.06 as of 23 November 2016

Cnova cost savings

- The identified cost savings correspond to:
  - The end of the SEC reporting requirements following the Offer (if successful, with a decrease in the number of US shareholders below 300), starting from Q2 FY17, and
  - The delisting of Cnova from Nasdaq and Euronext stock exchanges (if CGP initiates a squeeze-out procedure), starting from Q2 FY18.
- The identified costs are mainly composed of:
  - Nasdaq, Euronext and AFM (Netherlands) listing /membership costs,
  - Tax and legal and audit fees, and
  - Labour costs.
- The Net Present Value (NPV) of 100% of the Cnova cost savings are estimated at **$57m** based on the NPV of the difference between:
  - The holding costs without cost savings, and
  - The holding costs including cost savings.
- The holding costs NPV estimation is based on Cdiscount discount and tax rates, and a 2.0% long-term growth rate.
- The $1.0 premium offered per share targeted by the Offer, corresponding to the difference between the Offer price and the central value derived from the DCF method amounts to $37m. The premium represents c. 65% of the cost savings NPV.

Cnova

Cdiscount

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Cost savings analysis 34

© 2016 Owned by Eight Advisory – Confidential

What are the equity ranges of Cnova based on DCF valuation estimated by J.P. Morgan and Eight Advisory

Cnova Equity Value per share defined with the DCF ranges from $4.36 to $6.00 (central: $5.07) based on J.P. Morgan Valuation Report compared with $3.89 to $5.21 (central: $4.46) for Eight Advisory.

Cnova Equity Value per share ranges ($) as estimated by Eight Advisory based on DCF method

Sensitivity to key parameters
Eight Advisory central: $4.46
Tender Offer Price: $5.50
WACC (+/- 50bps) LTG rate (+/- 25bps)
3.89
5.21
WACC (+/- 50bps) EBITDA% (+/- 25bps)
4.05
4.87
$
3.00 3.50 4.00 4.50 5.00 5.50 6.00 6.50 7.00

Source: Eight Advisory analysis

Cnova Equity Value per share ranges ($) as estimated by J.P. Morgan based on DCF method

Sensitivity to key parameters
JP Morgan central: $5.07
Tender Offer Price: $5.50
WACC (+/- 50bps) LTG rate (+/- 25bps)
4.36
6.00
$
3.00 3.50 4.00 4.50 5.00 5.50 6.00 6.50 7.00

Source: J.P. Morgan Valuation Report

Cnova Equity Value ranges

- Equity value ranges were defined based on sensitivities ran on the following key valuation parameters:
  - WACC, with a +50bps/-50bps range around the central value of:
    - 7.75% for Eight Advisory, and
    - 7.7% for J.P. Morgan.
  - Long-term growth rate with a +25%/-25bps range around the central value of:
    - 2.25% for Eight Advisory, and
    - 2.25% for J.P. Morgan.
  - EBITDA margin:
    - +25%/-25bps range around each yearly EBITDA margin over the BP for Eight Advisory.
- The central J.P. Morgan Cnova Equity Value per share stands at $5.07 ($1,752m) vs. $4.46 ($1,543m) for Eight Advisory.
- The reconciliation of the differences in variables and parameters between J.P. Morgan and Eight Advisory DCF valuation is presented on the next page.

Cnova

Cdiscount

Valuation analysis - Project Delphes – Final Report - 1st December 2016
Review of J.P. Morgan valuation analysis 36

© 2016 Owned by Eight Advisory – Confidential

J.P. Morgan

Presenting bank valuation

What are the variables explaining the differences between JPM's and Eight Advisory Cnova Equity Value?

The difference between Cnova Equity Value per share estimated by J.P. Morgan ($5.07) and Eight Advisory ($4.46) is limited (c. 12%) and mainly results from a slight difference on the long-term Capex level (1.2% vs 1.5% of GMV).

Bridge of Cnova Equity Value based on DCF as estimated by J.P. Morgan vs. Eight Advisory analyses

In $
6.00
5.00
4.00
3.00
2.00
1.00
-
5.07
(0.08)
(0.51)
(0.03)
(0.07)
0.20
0.02
(0.13)
4.46
JP Morgan
Operating assumptions
D&A/ Capex
Working capital
WACC
2-Stage growth
Net debt
€ / $ FX
Eight Advisory

Source: J.P. Morgan report, Eight Advisory analysis's

Key differences

- Extrapolation over 6 years (FY19-FY24) per J.P. Morgan vs. 5 years (FY19-FY23) per Eight Advisory
- Higher growth in Marketplace GMV over the extrapolation period (FY18-FY23 CAGR of +17.4% vs. +15.4% per Eight Advisory)
- Higher growth in direct sales over the extrapolation period (FY18-FY23 CAGR of +9.9% vs. +8% per Eight Advisory)
- SG&A: economies of scale factored in Eight Advisory analysis vs. 100% variable per J.P. Morgan analysis
- D&A / Capex: normative level targeted of 1.2% of GMV (2.0% of net sales) vs. 1.5% of GMV (2.6% of net sales) per Eight Advisory
- Net working capital: improvement in inventories over FY19-FY24 considered in J.P. Morgan analysis vs. no improvement per Eight Advisory
- Terminal value: Gordon-Shapiro formula retained by J.P. Morgan vs. "*H Model*" retained by Eight Advisory
- FX: spot as of 10 November 2016 (J.P. Morgan) vs. spot as of 23 November (Eight Advisory)

Cnova

Cdiscount

Valuation analysis - Project Delphes – Final Report - 1st December 2016
© 2016 Owned by Eight Advisory – Confidential
Review of J.P. Morgan valuation analysis 37

Conclusion

What are the key findings of our analyses?

Cnova

Cdiscount

The Tender Offer price ($5.50) is considered to be fair given the implied premium compared with the results of the applied valuation methods retained.

Cnova Equity Value Ranges in $ per share (excluding potential cost savings)

in $
Cnova Equity Value per share
Before potential cost savings related to the succes of the Offer (SEC reporting and delisting)
Premium (discount) derived from the Tender Offer price
Min Central Max
Tender Offer Price: $5.50
Primary method & reference
Step 1 Transaction Price
5.00
10%
Sum-of-the-Parts DCF method
3.89
4.46
5.21
41%
23%
5%
Secondary method
Sum-of-the-Parts Trading multiples
3.19
4.80
73%
15%
Secondary references
Share price as of 31 March 2016 (1-month average)
2.40
129%
Share price as of 11 May 2016 (1-month average)
3.21
71%
Share price as of 28 Oct. 2016 (1-month average)
5.38
2%
Analysts target price 31 March 2016
1.60
4.00
244%
38%
Analysts target price 28 Oct. 2016
4.50
5.50
22%
-
- 1.00 2.00 3.00 4.00 5.00 6.00 7.00 8.00 9.00 10.00
10% premium over the Step 1 Transaction price
23% premium over the central DCF valuation
129% premium over the undisturbed share price

Note: values derived from the DCF and trading multiples methods converted in $, based on the spot €/$ FX rate as of 23 November 2016 (€1 = $1.06)

Valuation analysis - Project Delphes – Final Report - 1st December 2016
© 2016 Owned by Eight Advisory – Confidential
Conclusions 39

What would be Cnova standalone Equity value per share, assuming a change in €/$?

Based on a standalone Equity value of $4.46 per share (central DCF excluding potential cost savings), Cnova Equity value per share could range from $4.02 to $4.91 assuming a +/- 10% variation on €/$ FX rate.

Sensitivity analysis of Cnova Equity value to a change in FX rates (in $)

Cnova per share ($)

			€/$		
€/$ sensitivities	0.95	1.01	**1.06**	1.11	1.17
Eq. Value per share in $	4.02	4.24	**4.46**	4.69	4.91
Offer Price premium %	37%	30%	**23%**	17%	12%

Note :

As of 23 November 2016 (spot), € / $ = 1.06

As of 28 October 2016 (1-mo. average), € / $ = 1.10

As of 25 July 2016 (spot), € / $ = 1.10

Source: Eight Advisory analysis

Sensitivity analysis of Cnova Equity value to a change in FX rates

- → Values presented opposite are based on central Equity Values derived from the DCF method.
- → **Assuming a +/- 10% change in €/$** compared to spot FX rates as of 23 November 2016, **Cnova Equity Value per share would range from $4.02 to $4.91.**

Valuation analysis - Project Delphes – Final Report - 1st December 2016
Conclusions 40
© 2016 Owned by Eight Advisory – Confidential

What is the context of our work?

We performed our valuation analysis in the context of a reorganization plan initiated by the Casino group on its e-commerce subsidiaries and the subsequent Tender Offer launched on Cnova free float shares held by Management.

Evolution of Cnova N.V. ($), Nasdaq (US), Bovespa (Brazil), and CAC All Shares (France)

(based on the $7.00 IPO price as of 20 November 2014)

10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
20 November 2014
IPO
8.43
7.77
7.56
5.36
4.80
8 August 2016
Transaction signing
3.36
12 May 2016
Transaction annoucement
3.25
28 April 2016
Cnova press release on the Transaction rumors
Nov-14
Feb-15
May-15
Aug-15
Nov-15
Feb-16
May-16
Aug-16
Cnova US
Nasdaq
Bovespa
CAC All Shares

Source: Bloomberg as of 28 October 2016

Context of our work

- Creation in July 2014 of Cnova, following Cdiscount and Nova contributions to Cnova NV. by Casino subsidiaries.
  - Prior to the creation of Cnova NV., Nova was a 51% subsidiary of Via Varejo until November 2013, when Via Varejo sold a 6% stake in Nova to Grupo Pão de Açucar, while keeping the management of Nova.
- Cnova IPO on 20 November 2014 at $7.0 ($13.45 initially expected).
- Significant share price decrease since the IPO due to:
  - The recession in Brazil (4% GDP decrease in 2015), impacting Cnova but also Brazilian e-Commerce as well as Bricks & Mortar peers share prices.
  - Significant headwinds in FY15 at Nova:
    - A commercial downturn, with net sales +18.3% in Q1 (y-o-y) but -14% in Q4 y-o-y (compared to +5.9% for B2W),
    - A poor operating performance and fraud investigations inducing management replacement,
    - An €(117)m operating loss in FY15.
- Reorganization plan set up by the Casino group to improve Nova operating performance and to generate additional synergies with Via Varejo (announced on 12 May 2016, signed in 8 August 2016 and completed on 31 October 2016).
- **Tender Offer on Cnova free float and shares held by Management at $5.50 per share.**

Valuation analysis - Project Delphes – Final Report - 1st December 2016
© 2016 Owned by Eight Advisory – Confidential
Appendix 42

What are the main steps of the contemplated Transaction?

After the Nova transfer to a new subsidiary of Via Varejo (VV Netherlands) against shares and cash, CGP will initiate a Tender Offer at $5.50 per share Cnova free float and shares held by Management. GPA has committed not to tender its shares in Cnova.

1. Before Nova disposal

CGP
Exito
Free Float
55.3%
22.8%
18.7%
58.4%
GPA
Klein Family
Free Float
43.3%
27.3%
29.3%
VV
Free Float & Management
VV Netherlands
8.1%
21.9%
43.3%
26.6%
0.1%
Cnova
99.5%
99.99%
Cdiscount
Nova

2. Before Tender Offer

CGP
Exito
Free Float
55.3%
22.8%
18.7%
58.4%
GPA
Klein Family
Free Float
43.3%
27.3%
29.3%
VV
Tender Offer at $5.50 per Cnova share
Free Float & Management
VV Netherlands
10.3%
55.4%
34.0%
0.2%
Cnova
99.6%
99.99%
Cdiscount
Nova

Non controlling interests *Casino listed subsidiaries* *X % Economic interest*

Source: J.P. Morgan, Company

Valuation analysis - Project Delphes – Final Report - 1st December 2016
© 2016 Owned by Eight Advisory – Confidential
Appendix 43

What is our role in the Transaction process?

Eight Advisory has been appointed to provide Cnova Transaction Committee with an initial valuation analysis on Cnova, Nova and Cdiscount, and subsequent Fairness Opinions on different steps of the Transaction.

→ Step 1 Scope of work (as of 8 August 2016)

Organization phase
- *Independency analysis procedure (conflict check)*
- *Execution team and internal Fairness committee constitutions*

Context understanding
- *Understanding of the contemplated Transaction, structuring and synergies*
- *Share price analysis*

Due diligence
- *Analysis based on non-audited financial statements, management forecasts*
- *Valuation analysis phase*
- *Analysis of BNP Paribas and equity research works*

Quality review
- *Independent model quality review*
- *Valuation results review by the internal committee*

Initial Fairness Opinion on Merger
- *Fairness Opinion on Nova transfer operations as of 11 May 2016*

Update of our analysis
- *Analysis of FY15 audited accounts and H1 FY16 management accounts*
- *Update of market parameters as of 19 July 2016*
- *Update of FY16 and FY17 financial projections as per management information*
- *Analysis of the Reorganization Agreement*

Updated Fairness Opinion on Merger
- *Fairness Opinion on Nova transfer operations as of 8 August 2016*

→ Step 2 Scope of work (as of November 2016)

Transaction final documentation analysis
- *Public Offer prospectus*

Due diligence
- *Financial analysis update based on audited financial statements and eventual updated forecasts*
- *Valuation analysis update*

Quality review
- *Independent model quality review*
- *Valuation results review by the internal committee*

Fairness Opinion on Tender Offer
- *Fairness Opinion on Cnova Public Tender Offer*

Valuation analysis - Project Delphes – Final Report - 1st December 2016

Appendix 44
© 2016 Owned by Eight Advisory – Confidential

DCF Method

Extrapolation KPIs

Cdiscount BP KPIs over the projection period (FY16RF-FY18F) and the extrapolation period (FY19F-FY23F)

Cdiscount

KPIs	FY15A	FY16 RF	FY17F	FY18F	FY19F	FY20F	FY21F	FY22F	FY23F
Marketplace (% of total GMV B2C)	28.2%	31.4%	38.5%	43.2%	46.9%	49.0%	50.4%	51.1%	51.5%
Direct sales (% of total GMV B2C)	74.6%	68.6%	61.5%	56.8%	53.1%	51.0%	49.6%	48.9%	48.5%
Commissions (% of Marketplace)	*12.5%*	*13.9%*	*13.3%*	*13.3%*	*13.7%*	*14.1%*	***14.5%***	*14.5%*	*14.5%*
GMV Marketplace (% growth)	*n.a.*	*21.2%*	*47.9%*	*29.0%*	***25.0%***	***20.0%***	***15.0%***	***10.0%***	***8.0%***
Direct Sales (% growth)	*n.a.*	*(0.2)%*	*8.3%*	*6.0%*	***8.0%***	***10.0%***	*8.7%*	*7.3%*	***6.0%***
Net sales growth	*n.a.*	*5.9%*	*7.0%*	*8.4%*	*10.3%*	*11.7%*	*9.9%*	*7.7%*	*6.3%*
Gross margin ex. marketplace	*9.3%*	*8.7%*	*9.8%*	*10.2%*	*10.2%*	*10.2%*	***10.2%***	*10.2%*	*10.2%*
Gross margin	***13.2%***	***13.7%***	***16.3%***	***17.9%***	***19.2%***	***20.2%***	***20.9%***	***21.2%***	***21.3%***
SG&A	*(12.3)%*	*(12.4)%*	*(13.1)%*	*(13.1)%*	*(13.1)%*	*(13.0)%*	*(13.0)%*	*(12.9)%*	*(12.9)%*
EBITDA	***0.9%***	***1.2%***	***3.1%***	***4.7%***	***6.0%***	***7.1%***	***7.9%***	***8.2%***	***8.4%***
Factoring costs	*(0.7)%*	*(1.9)%*	*(1.3)%*	*(1.3)%*	*(1.3)%*	*(1.3)%*	*(1.3)%*	*(1.3)%*	*(1.3)%*

Source: Management, Eight Advisory analysis

DCF – KPIs

DCF – Cdiscount

DCF – Nova

Valuation analysis - Project Delphes – Final Report - 1st December 2016

Appendix 45

© 2016 Owned by Eight Advisory – Confidential

DCF Method

Cdiscount

- DCF – KPIs
- DCF – Cdiscount
- DCF – Nova

Enterprise Value of Cdiscount based on the DCF Method

In €m	FY15A	9M FY16	Q4 FY16 (LE 2016 & Business Plan)	FY17F (LE 2016 & Business Plan)	FY18F (LE 2016 & Business Plan)	FY19F (Extrapolation)	FY20F (Extrapolation)	FY21F (Extrapolation)	FY22F (Extrapolation)	FY23F (Extrapolation)	Terminal FCF
	Dec	*Sep*	*Dec*	*Dec*	*Dec*	*Dec*	*Dec*	*Dec*	*Dec*	*Dec*	
GMV	2,199	1,709	752	2,893	3,326	3,837	4,400	4,918	5,345	5,720	5,849
Net sales	**1,737**	**1,272**	**568**	**1,968**	**2,133**	**2,352**	**2,626**	**2,887**	**3,111**	**3,307**	**3,382**
COGS	(1,508)	(1,092)	(496)	(1,646)	(1,750)	(1,899)	(2,096)	(2,283)	(2,453)	(2,602)	(2,660)
Gross margin	**229**	**180**	**72**	**321**	**383**	**452**	**530**	**604**	**658**	**706**	**721**
SG&A Cdiscount France	(213)	(165)	(64)	(260)	(282)	(310)	(344)	(376)	(403)	(426)	(436)
EBITDA	**16**	**15**	**8**	**62**	**101**	**142**	**186**	**229**	**256**	**279**	**285**
D&A	(21)	(15)	(5)	(29)	(30)	(38)	(48)	(59)	(70)	(81)	(83)
EBIT	**(4)**	**(1)**	**3**	**33**	**71**	**104**	**138**	**170**	**186**	**198**	**202**
Factoring costs	(13)	(25)	(10)	(26)	(28)	(31)	(34)	(37)	(40)	(43)	(44)
Adjusted EBIT	**(17)**	**(25)**	**(7)**	**7**	**43**	**73**	**104**	**133**	**146**	**155**	**159**
(-) Corporate income tax	-	-	-	(2)	(15)	(25)	(36)	(46)	(50)	(53)	(55)
(+) D&A	21	15	5	29	30	38	48	59	70	81	83
(-) Capex	(42)	(27)	(14)	(46)	(50)	(57)	(66)	(73)	(80)	(85)	(87)
Average adjusted working capital	*n.a.*	*(125)*	*(137)*	*(146)*	*(164)*	*(176)*	*(193)*	*(209)*	*(224)*	*(237)*	*(242)*
(-) Change in average working capital		n.a.	12	9	18	12	17	16	15	13	5
Free Cash Flow		n.a.	(3)	(4)	26	41	67	88	101	111	105
Partial year adjustment			1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	
Discount period			0.13	0.75	1.75	2.75	3.75	4.75	5.75	6.75	
Discount factor			0.99	0.95	0.88	0.81	0.76	0.70	0.65	0.60	
Discounted Free Cash Flow			(3)	(4)	23	34	51	62	66	67	

Cumulated Free Cash Flows	**295**
Two-Stage Growth TV	2,028
Discounted TSG Terminal Value	**1,225**
Cdiscount - Enterprise Value in €m	**1,520**
Cdiscount - Enterprise Value in $m	1,612

Valuation parameters

Valuation date	30 September 2016
Long-term growth	2.25%
Discount rate	7.75%
Corporate tax rate	34.4%

Two-Stage Growth assumptions

Years of high growth	3.0
High-growth period rate	6.3%
LTG (-) HG rate	4.1%

In $m		Discount rate		
		7.25%	**7.75%**	**8.25%**
LTG	**2.00%**	1,724	1,555	**1,414**
	2.25%	1,794	**1,612**	1,460
	2.50%	**1,872**	1,674	1,510

Cumulated Free Cash Flows 19%
EV: €1,520m
EV: $1,612m
Discounted Terminal Value 81%

Valuation analysis - Project Delphes – Final Report - 1st December 2016

© 2016 Owned by Eight Advisory – Confidential

Appendix 46

What are the key sensitivities on Cdiscount DCF Equity Values?

Cdiscount DCF Equity Value of $4.34 per share mainly relies on i) a 14.5% marketplace commissions to GMV ratio assumption, ii) the top line growth beyond 2018 and iii) the stability of the gross margin excluding marketplace beyond FY18 at c. 10%.

Cdiscount - Equity Value per share (in $) sensitivities

1. Marketplace commissions

In $
Cdiscount Equity Value per share in $
5.00
4.00
3.00
2.00
1.00
-
4.34
(26)%
3.23
Business plan
Com.% 10% lower than BP
Marketplace commissions as % of GMV Marketplace

3. Gross margin excluding marketplace

In $
Cdiscount Equity Value per share in $
5.00
4.00
3.00
2.00
1.00
-
4.34
(24)%
3.32
Extrapolation
1.0% decrease in gross margin from FY18 to FY21 onwards
Sensitivity on gross margin % excluding marketplace

2. Extrapolation period net sales growth

In $
Cdiscount Equity Value per share in $
5.00
4.00
3.00
2.00
1.00
-
4.34
(27)%
3.15
Extrapolation
75% only of the net sales growth beyond FY18
Sensitivity on net sales growth over the extrapolation period

Source: Eight Advisory analysis

DCF
Trading multiples
Valuation references
Cnova
Cdiscount

Valuation analysis - Project Delphes – Final Report - 1st December 2016
Appendix 47

© 2016 Owned by Eight Advisory – Confidential

Comparison with J.P. Morgan

What are the key respective methodological approaches of J.P. Morgan and Eight Advisory?

Key valuation parameters and variables used by J.P. Morgan and Eight Advisory

Item	J.P. Morgan	Eight Advisory	Comparability
1. DCF Method			
BP used	Q4 2016 LE and Management BP (FY17-FY18)	Q4 2016 LE and Management BP (FY17-FY18)	✓✓
Extrapolation period	FY19-FY24	FY19-FY23	✓
Factoring costs	Included in the free cash flows	Included in the free cash flows	✓✓
Change in NWC	Adjusted for seasonality	Adjusted for seasonality	✓✓
Discount rate	Cost of Equity	Cost of Equity	✓✓
Terminal Value	Terminal Value (Gordon growth)	Two-stage growth Terminal Value	✗
2. Trading Multiples Method			
Reference aggregates	FY16-FY17 sales	FY15-FY18 sales, EBITDA, factoring costs and Capex	✗
Panel of comparable companies retained for Cdiscount	JD.com, AO World, Qliro Group, Amazon	Amazon, AO World, Ocado, Qliro	✓
Multiples retained	FY16-FY17 EV/Sales multiples excluding Amazon + AO World multiples	1) FY15-FY18 EV/Sales multiples regression analysis on i) EBITDA (-) factoring costs, ii) EBITDA (-) factoring costs (-) Capex 2) "Best peer" (AO World) EV / Sales	✗
3. Enterprise Value to Equity adjustments			
Impacts of Nova Transaction	Yes	Yes	✓✓
Net Operating Losses NPV	Yes	Yes	✓✓
Impacts of Nova Transaction	Yes	Yes	✓✓
4. €/$ exchange rate assumption (conversion of DCF and trading multiples values from € to $)			
€/$ FX rate assumption retained	Spot as of 10 November 2016 (€1=$1.09)	Spot as of 23 November 2016 (€1=1.06$)	✗

Source: J.P. Morgan Valuation Report and Eight Advisory analysis

Valuation analysis - Project Delphes – Final Report - 1st December 2016
Appendix 48
© 2016 Owned by Eight Advisory – Confidential

Cdiscount discount rate

Discount rate used in the DCF method for Cdiscount

Cost of Equity for Cdiscount

Cdiscount - Cost of Equity	US approach	Local Approach	Comments
Risk-free rate	2.1%	0.3%	Yield of 20-year US Treasury, and French sovereign bonds as of 28 October 2016, 1 month (source: Bloomberg)
Market risk premium	6.0%	6.8%	Damodaran Equity Risk Premium
Sector beta	1.05	1.05	2-year industry delevered βeta (see comparable companies data)
Gearing (ND / E)	-	-	Industry normative gearing
Relevered beta	1.05	1.05	
Sub-total	**8.5%**	**7.4%**	
Size premium	-	-	n.a.
Country risk premium	0.2%	-	Spread of 10-year French CDS over 10-year US CDS (source: Damodaran, Bloomberg as of 28 October 2016)
Other specific premium	-	-	n.a.
Cost of Equity	**8.7%**	**7.4%**	
Tax rate	34.4%	34.4%	Standard corporate income tax rate (France)
WACC	**8.7%**	**7.4%**	
Inflation rate - US	2.3%	n.a.	US long-term inflation rate
Inflation rate - France	1.7%	n.a.	France long-term inflation rate
Cost of equity (in local currency)	**8.0%**	**7.4%**	
Rounded to	**8.00%**	**7.50%**	

Source : Eight Advisory analyses based on Bloomberg data as of 28 October 2016

Average US - Local approach	**7.75%**

Industry parameters – Beta and gearing

	Company	Country	Tax rate (*)	Market Capitalization	Gearing (ND / E)	Adjusted βeta 2 years	Adjusted βeta 5 years	R^2 2 years	Hamada Formula Delevered βeta 2 years
				In m€		Weekly	Monthly	Weekly	Weekly
1	Amazon.Com Inc	United States	40.0%	354,923	(0.3)%	1.05	1.29	20%	1.05
2	Ao World Plc	United Kingdom	20.0%	824	(3.7)%	0.48	0.27	0%	n.a.
3	Ocado Group Plc	United Kingdom	20.0%	1,777	8.6%	0.90	0.96	8%	n.a.
4	Qliro Group Ab	Sweden	22.0%	173	(1.2)%	0.86	1.59	8%	n.a.
	Average CDiscount			**89,424**	**0.8%**	**0.82**	**1.03**	**9%**	**1.05**
	Median CDiscount			**1,300**	**(0.7)%**	**0.88**	**1.12**	**8%**	**1.05**

Source : Eight Advisory analyses based on Bloomberg data as of 28 October 2016
(*) Country corporate income tax rate into force in each country considered.

Valuation analysis - Project Delphes – Final Report - 1st December 2016
Appendix 49
© 2016 Owned by Eight Advisory – Confidential

Cdiscount trading multiples - Secondary approach for consistency purposes

Cdiscount peers selection

Comparable companies selection table based on nine selected key criteria

Company	Market cap. ($m)		Market zone		Market segment		Product type		Market-place	No M&A?	Sales growth *		Adjusted profiability ** FY15	Adjusted profiability ** FY18		Detailed broker coverage	# of ✓	Retained ?
Retained																		
Amazon	383,546	✗	Global	✗	E-com/Cloud	✗	Generalist	✓	✓	✓	24%	✗	6%	9%	✗	✓	4	✓
AO.com	894	✓	UK	✓	E-commerce	✓	Generalist	✓	✗	✓	22%	✗	(2)%	2%	✓	✓	7	✓
Ocado	2,104	✓	UK	✓	E-commerce	✓	Food	✗	✗	✓	14%	✓	(5)%	1%	✓	✓	7	✓
Qliro	186	✗	Nordics	✓	E-commerce	✓	Generalist	✓	✓	✓	(2)%	✗	(3)%	2%	✓	✓	7	✓
Not retained																		
Groupon	2,806	✓	Global	✗	E-commerce	✗	Special deals	✗	✗	✗	3%	✓	4%	6%	✗	✓	3	✗
LDLC	235	✗	France	✓	E-commerce	✓	Electronics	✗	✗	✗	28%	✗	4%	3%	✗	✓	3	✗
Overstock.com	381	✗	USA	✓	E-commerce	✓	Generalist	✓	✗	✓	8%	✓	(3)%	(0)%	✗	✗	5	✗
Rakuten	18,086	✗	Japan	✓	E-com/FinTech	✗	Generalist	✓	✗	✓	12%	✓	17%	18%	✗	✓	5	✗
Showroomprive	693	✓	France	✓	E-commerce	✓	Apparel	✗	✗	✓	19%	✗	5%	7%	✗	✓	5	✗
JD.com ***	36,853	✗	China	✗	E-commerce	✓	Generalist	✓	✓	✓	11%	✓	8%	9%	✗	✓	6	✗

Source: Bloomberg, Thomson Reuters Eikon, Company websites and annual reports, Eight Advisory analysis
*Note * : FY15-FY18 CAGR*
*Note ** : EBITDA less Capex as % of sales*
*Note *** : JD.com excluded of the retained panel because of the size of its market capitalization, market zone (China) and adjusted profitability profile*

Valuation analysis - Project Delphes – Final Report - 1st December 2016
© 2016 Owned by Eight Advisory – Confidential
Appendix 50

Comparable companies financials and EV/sales multiples

Cdiscount trading multiples - Secondary approach for consistency purposes

Cdiscount and comparable companies selected financials over the FY16-FY18 period

		Sales				EBITDA				Adjusted EBITDA [1]				Adjusted EBITDA (-) capex			
Company	**Curr.**	**FY15**	**FY16**	**FY17**	**FY18**	**FY15**	**FY16**	**FY17**	**FY18**	**FY15**	**FY16**	**FY17**	**FY18**	**FY15**	**FY16**	**FY17**	**FY18**
Cdiscount	EUR	1,737	1,839	1,968	2,133	16	22	62	101	4	(12)	35	73	(39)	(52)	(10)	23
Amazon	USD	107,007	136,626	167,420	203,429	10,728	15,523	20,086	28,275	10,728	15,523	20,086	28,275	6,140	9,358	13,123	20,139
Ao World	GBP	477	596	730	902	8	(2)	3	19	8	(2)	3	19	2	(9)	(3)	13
Ocado	GBP	1,108	1,279	1,463	1,657	81	88	104	130	81	88	104	130	(13)	(42)	(14)	9
Qliro	SEK	4,420	4,458	4,644	4,927	n.a.	35	181	248	n.a.	35	181	248	n.a.	(75)	81	158

EV / Sales multiples of comparable companies and of Cdiscount derived from the regressions

		EV / sales				EBITDA %				Adjusted EBITDA %				Adjusted EBITDA (-) capex %			
Company	**EV**	**FY15**	**FY16**	**FY17**	**FY18**	**FY15**	**FY16**	**FY17**	**FY18**	**FY15**	**FY16**	**FY17**	**FY18**	**FY15**	**FY16**	**FY17**	**FY18**
Cdiscount	n.a.					*0.9%*	*1.2%*	*3.1%*	*4.7%*	*0.2%*	*(0.6)%*	*1.8%*	*3.4%*	*(2.2)%*	*(2.8)%*	*(0.5)%*	*1.1%*
Amazon	353,918	3.7x	2.9x	2.3x	1.9x	*10.0%*	*11.4%*	*12.0%*	*13.9%*	*10.0%*	*11.4%*	*12.0%*	*13.9%*	*5.7%*	*6.8%*	*7.8%*	*9.9%*
Ao World	799	1.3x	1.0x	0.8x	0.7x	*1.8%*	*(0.4)%*	*0.4%*	*2.1%*	*1.8%*	*(0.4)%*	*0.4%*	*2.1%*	*0.5%*	*(1.6)%*	*(0.4)%*	*1.4%*
Ocado	1,858	1.5x	1.3x	1.1x	1.0x	*7.3%*	*6.9%*	*7.1%*	*7.9%*	*7.3%*	*6.9%*	*7.1%*	*7.9%*	*(1.1)%*	*(3.3)%*	*(1.0)%*	*0.5%*
Qliro	182	0.4x	0.4x	0.4x	0.4x	*n.a.*	*0.8%*	*3.9%*	*5.0%*	*n.a.*	*0.8%*	*3.9%*	*5.0%*	*n.a.*	*(1.7)%*	*1.7%*	*3.2%*
Slope						25.26	16.95	14.42	12.21	25.26	16.95	14.42	12.21	35.12	20.11	16.39	12.75
Intercept						0.52	0.60	0.32	0.10	0.52	0.60	0.32	0.10	1.53	1.38	0.83	0.50
R^2						*64.6%*	*78.7%*	*72.0%*	*82.5%*	*64.6%*	*78.7%*	*72.0%*	*82.5%*	*90.6%*	*77.4%*	*62.2%*	*63.6%*
Cdiscount Group						0.8x	0.8x	0.8x	0.7x	0.6x	0.5x	0.6x	0.5x	0.8x	0.8x	0.7x	0.6x

Source : Eight Advisory analyses based on Bloomberg data as of 28 October 2016

Notes:

(1) Adjusted EBITDA = EBITDA (-) factoring costs

Valuation analysis - Project Delphes – Final Report - 1st December 2016
© 2016 Owned by Eight Advisory – Confidential
Appendix 51

APPENDIX C

ENGLISH TRANSLATION OF J.P. MORGAN VALUATION REPORT SUMMARY

Under French law and the AMF General Regulation, the French Offer document must include a description of the financial terms of the French Offer using a multi-criteria financial analysis. Such a multi-criteria analysis, based on standard valuation methods taking into account Cnova’s industry characteristics as well as the features of the French Offer has been conducted by J.P. Morgan Chase Bank, N.A., Paris Branch (which we refer to as “J.P. Morgan” and the summary of such multi-criteria analysis, the “J.P. Morgan valuation report”), which has been appointed by Casino as “établissement présentateur” or “presenting bank” solely for the French Offer. The J.P. Morgan valuation report was prepared solely to comply with French regulations in connection with the preparation of the French Offer document. Because a summary of the J.P. Morgan valuation report has been made available in the French Offer document, an English translation of the original French disclosure regarding the J.P. Morgan valuation report is also included for informational purposes in this Appendix C to the offer to purchase. The J.P. Morgan valuation report was not relied on in any way by Casino in connection with establishing the consideration offered pursuant to the Offers. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any class of securities, creditors or other constituencies of Casino or Cnova or as to the underlying decision by Casino or Cnova to engage in the Offers. The J.P. Morgan valuation report does not constitute a recommendation to any Cnova shareholder as to how such shareholder should act with respect to the U.S. Offer or any other matter.

The J.P. Morgan valuation report is based upon public information, as well as assumptions, projections, management forecasts and other information supplied by Casino and Cnova. In relying on financial analyses, assumptions, projections and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the managements of Casino and Cnova as to the expected future results of operations and financial condition of the company or business to which such analyses or forecasts relate. Neither J.P. Morgan nor any of its affiliates expresses any view as to such analyses, projections or forecasts or the assumptions on which they were based. Casino has acknowledged and agreed that such analyses, projections, forecasts and assumptions have been used by J.P. Morgan in the preparation of the J.P. Morgan valuation report. Neither J.P. Morgan nor any of its affiliates has made any independent valuation or appraisal of the assets or liabilities of Cnova, nor has J.P. Morgan or any of its affiliates been furnished with any such appraisals. Moreover, the J.P. Morgan valuation report is not intended to, and does not, represent the views of J.P. Morgan or any of its affiliates as to the underlying valuation, future performance or long-term viability of Cnova, or the prices at which Cnova shares will trade upon or subsequent to announcement of the Offers. The J.P. Morgan valuation report is necessarily based on economic, monetary, market and other conditions as in effect on and on the information made available to J.P. Morgan as of the date thereof. Subsequent developments may affect the financial analysis and the J.P. Morgan valuation report. J.P. Morgan has no obligation to update or revise the J.P. Morgan valuation report.

An English translation of the original French disclosure regarding the J.P. Morgan valuation report set forth in the French Offer document is included for informational purposes in this Appendix C to the offer to purchase. Certain terminology has been conformed to the defined terms used in the offer to purchase and certain typographical conventions have been conformed to United States usage. The summary of the J.P. Morgan valuation report included in this Appendix C is a summary of the financial analysis performed by J.P. Morgan and does not purport to be a complete description of the financial analysis. Some of the below summaries of the J.P. Morgan valuation report include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analysis, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description in the summary of the J.P. Morgan valuation report, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analysis. In case of discrepancy between the French and the English version of the summary of the J.P. Morgan valuation report, the French version shall prevail.

IV.	VALUATION CRITERIA FOR THE OFFER
4.1	Methodology

The price offered by Casino is US$ 5.50 per Share, converted at the foreign exchange rate EUR/ US$ based on the WM/Reuters index as of 5.00pm (Paris time) the business day following the closing date of the Offer1, rounded down to the nearest euro thousandth. The aggregate amount disbursed with respect to each selling order will be rounded down to the nearest euro cent (the “Offer Price”).

The Offer Price in Euro will be released by the Initiator the day of the release of the chosen exchange rate.

Cnova shareholders deciding to tender their Shares in relation to the Offer will be exposed to the foreign exchange rate EUR/ US$ fluctuation until 5.00pm (Paris time), the business day following the Offer closing (as described in section 3.4). At this time and date, the exchange rate will be fixed2 and shareholders will know the exact amount in Euro they will receive for each Cnova Share tendered. Hence, when shareholders decide to tender their Shares, they will not know the exact amount in Euro they will receive.

The Offer Price is based on Cnova post Brazilian activities reorganization (as described in section 1.2), namely the transfer of Cnova Brazil operations and Cnova Brazil associated holding costs to Via Varejo in exchange for Via Varejo’s 21.9% stake in Cnova (the resulting treasury shares being cancelled) and a cash balancing payment (net of taxes incurred). Post Brazilian activities reorganization, Cnova encompasses Cdiscount operations and the remaining portion of associated holding costs.

A multi-criteria analysis, based on standard valuation methods taking into account Cnova’s industry characteristics as well as the features of the Offer, has been conducted by J.P. Morgan, on behalf of the Offeror.

The valuation analyses were performed using information provided by the Offeror, public information available on the Company, information on the industry and the Company’s competitors, as well as discussions with the management of the Company. It was not within J.P. Morgan’s scope of work to, and J.P. Morgan did not, verify this information or submit it to an independent audit, or verify or assess the assets and / or liabilities of the Company.

4.2	Sources of information and assumptions
4.2.1.	Sources of information

The analyses shown hereafter are based on the following information sources:

−	Cnova consolidated and audited 2013, 2014 and 2015 annual accounts released on July 22, 2016;
−	Cnova consolidated and unaudited quarterly accounts as of September 30, 2016 released on October 26, 2016;
−	The 2016E-2018E business plan of Cdiscount provided by Cnova management, approved by Cnova Board of Directors as part of Cnova global stand-alone business plan review on February 23, 2016 and
[1]	The Exchange rate means the U.S. Dollar/Euro spot rate, expressed as the amount of U.S. Dollars per one Euro for settlement in two WMR Business Days calculated by WM Company which appears on Thomson Reuters Screen WMRSPOT05 Page (or any other page that may replace this page on such service), under the caption “ASK” at or around 5:00pm Paris Time on the first French Business Day immediately following the last day on which the Targeted Shares can be tendered to the Offer which is also a WMR Business Day; if for any reason the above-mentioned spot rate does not appear on the above mentioned page under the above-mentioned caption on that date and time, the spot rate used will be the next spot rate as defined above appearing on the above mentioned page and under the above-mentioned caption. “WMR Business Day” means any day which is not a Saturday, a Sunday or any other day which is mentioned as a bank holiday by Thomson Reuters on the following service http://financial.thomsonreuters.com/content/dam/openweb/documents/pdf/financial/wm-reuters-service-alterations.pdf (or any other page that may replace this page on such service). It is agreed that the (i) WM/Reuters methodology used to calculate spot rates referred to in the definition of the Offer Exchange Rate is described at the following internet address http://financial.thomsonreuters.com/en/products/data-analytics/market-data/financial-benchmarks/spot-rates.html, (ii) J.P. Morgan and its affiliates participate in the WM/Reuters spot rate benchmark process and act as a principal market maker in the foreign exchange market and (iii) J.P. Morgan’s activities may adversely influence the Offer Exchange Rate: indeed, J.P. Morgan is a global financial institution that operates as a dealer, counterparty and market maker, mainly on exchange rate market, on stock exchange and commodities market. Subsequently, J.P. Morgan operates price making activities, price quoting, market orders booking, market orders execution, and other related activities. Thus, J.P. Morgan does not intervene as an agent, fiduciary or financial advisor, nor in any similar manner for the benefit of its counterparties (clients or other market players). It should be reminded that J.P. Morgan and its counterparties may have differing or opposed interests.
[2]	See supra note 1.

confirmed by management post Q3 2016 results. The latest 2016 estimates were provided by Cnova management on November 18, 2016. Several due diligence sessions have been conducted between J.P. Morgan and Cnova management to understand the underlying assumptions of the business plan and to derive mid and long term extrapolations of the latter;

−	Public information on the Company and other peer companies mentioned in this document;
−	The following databases: AMF website, SEC website, Economic Intelligence Unit (EIU), Factset, Dealogic, Mergermarket, Bloomberg, Thomson.

From a general perspective, all figures and assumptions (in particular for the purposes of extrapolations of the Business Plan) have been discussed with Cnova management.

4.2.2.	Equity value (“EqV”) to Firm value (“FV”) adjustments

The items listed below have been retained in the subsequent valuation analyses (where applicable). Equity value is derived by adding “Total equity value to firm value adjustments” (as listed below) to Firm value. These elements are used for the Discounted Cash Flows approach (as described in section 4.4.1.) and in the trading multiples method (as described in section 4.4.2.).

“Working capital adjustments” item is defined as the difference between normalized working capital and working capital computed as of September 30, 2016. Normalized working capital is itself defined as the average working capital over the last twelve months to September 30, 2016.

“Non-controlling interests” item is defined as the fair value of the 0.35% consolidated non-controlling interests in “Cdiscount” entity (indirectly held by Cnova through “Cdiscount Group”). The fair value itself is derived from mid-point Discounted Cash Flows (“DCF”) valuation of “Cdiscount” entity.

“Current and non-current provisions” item comprises US$ 1 million provision related to the ongoing Cnova Shareholder Lawsuit3, corresponding to the associated insurance policies deductible. It does not include any provision related to the penalty imposed by the SEC, in connection with the investigation into Cnova accounting practices. Any difference between the amount of this “Current and non-current provisions” item and the final amount to be paid by Cnova could significantly impact the conclusion of J.P. Morgan’s analyses.

“NOL valuation” item is defined as the present value of Net Operating Losses (“NOL”) available from a tax perspective at Cnova level (assuming a normative tax rate of 34.43%). The present value of 59 million euros presented in the table above as a cash-like item is based on an actionable amount of NOL of 205 million euros as of September 30, 2016, increased by the expected accumulated losses in 2016E-2017E and discounted at a cost of equity of 7.7% (equal to WACC given target gearing of 0%, as described in section 4.4.1.).

4.2.3.	Number of Shares

The following valuation analyses assume a diluted Share capital of 345,797,205 Shares, including (i) 344,507,048 Cnova ordinary shares as of September 30, 2016 (including RS), pro forma for the capital reduction of 96,790,798 treasury shares received from Via Varejo as part of Brazilian activities reorganization and (ii) dilution adjustment of 1,290,157 Shares coming from DSU attributable to Cnova’s employees.

[3]	One of J.P. Morgan’s affiliates is a defendant in the US shareholders lawsuit as it was the Joint Global Coordinatorof Cnova’s IPO.

4.2.4.	Foreign exchange assumptions

Conversion between €and US$ is assuming €1.00 = US$ 1.10, 1-month average exchange rate as of October 28, 2016 for the valuation work.

Implied premium and discounts calculated for each valuation method are based on spot foreign exchange rate EUR/US$ as of November 23, 2016 of 1.06 (the “Foreign Exchange Rate”). The latter are purely illustrative and shown for information purposes only. Actual implied premium / discounts compared to Offer Price in Euro are based on the WM/Reuters index as of 5.00pm (Paris time) the business day following the closing date of the Offer4, rounded down to the nearest euro thousandth. The aggregate amount disbursed with respect to each selling order will be rounded down to the nearest euro cent.

The Offer Price in Euro will be released by the Initiator the day of the release of the chosen exchange rate.

Cnova shareholders deciding to tender their Shares in relation to the Offer will be exposed to euro / U.S. dollar exchange rate fluctuation until 5.00pm (Paris time), the business day following the Offer closing (as described in section 3.4). At this time and date, the exchange rate will be fixed5 and shareholders will know the exact amount in Euro they will receive for each Cnova Share tendered. Hence, when shareholders decide to tender their Shares, they will not know the exact amount in Euro they will receive.

4.3.	Valuation assessment methodologies
4.3.1.	Primary valuation methods

The Discounted Cash Flows (“DCF”) is the primary methodology used to determine the valuation range.

4.3.2.	Valuation methods used for indicative purposes

The following methodologies were used as illustrative references to assess the Offer Price:

−	Peer trading multiples;
−	Share price analysis (including brokers’ target prices).
4.3.3.	Disregarded valuation methods

The following methods were disregarded to analyse the Offer Price, as they were not considered relevant:

−	Peer group transaction multiples

The peer group transaction multiples method is an analogical valuation approach based on precedent transactions with similar characteristics to the considered transaction. This methodology reflects the premium an investor is willing to pay for acquiring a strategic stake in a company. Transaction multiples may also integrate the investor’s perception of potential synergies to be expected from a combination of acquirer’s and target’s businesses. Therefore, this valuation methodology is not suitable in the context of the Offer as the Offeror already holds directly and indirectly approximately 90% or more of the Share capital and voting rights of Cnova (post transfer of Cnova Brazil to Via Varejo and the related reduction in the Share capital by Cnova as described in section 4.2.3.) and as a result, there will be no change of control or control premium paid because the Offer only targets the acquisition of a minority stake.

−	Discounted Dividends Model

The discounted dividends model consists in carrying out a direct valuation of the company’s equity based on future dividends projections discounted at the cost of equity. This methodology is relevant only for companies with a history of distributing significant dividends in a regular and predictable manner. As Cnova has not paid any dividend since its IPO, this methodology is thus irrelevant for assessing Cnova equity value.

−	Net Asset Value (“Actif Net Comptable”)

This approach, which relies on the historical carrying value of the assets and the liabilities of the Company, has not been retained as it does not properly reflect the real value and future perspectives of the business.

[4]	See supra note 1.
[5]	See supra note 1.

−	Revalued Net Asset Value (“Actif Net Réévalué”)

This methodology consists in adjusting the Net Asset Value discussed previously by potential capital gains or losses related to some of the Company’s assets and liabilities. This approach is generally retained for the valuation of financial portfolio companies with several minority investments. This approach has been discarded for Cnova as it fully controls the operational assets of its sole subsidiary Cdiscount.

4.4.	Methods used to assess the valuation
4.4.1.	Discounted Cash Flows (DCF)

This methodology consists in determining the intrinsic value of the Company by discounting the future free cash flows generated by its assets. The firm value is equal to the sum of discounted cash flows over a foreseeable horizon (between September 30, 2016 and 2024E) and a terminal value, representing the sum of infinite series of cash flows beyond this horizon. The value attributable to the shareholders is obtained by adding “Total equity value to firm value adjustments” (as described in section 4.2.2) to firm value and then dividing this equity value by total diluted number of Shares (as described in section 4.2.3.).

The DCF valuation was conducted as of September 30, 2016.

The free cash-flows retained for DCF are derived from 2016 budget and 2017E-2018E business plan prepared by the Company as well as the extrapolations prepared by J.P. Morgan and discussed with Cnova management.

Financial aggregates and free cash flows retained for DCF are based on the business plan prepared by the Company over the period 2016E-2018E:

−	Sales CAGR of 7.7% between 2016E and 2018E;
−	EBITDA margin (pre-holding costs) increasing from 0.9% in 2016E to 4.7% in 2018E;
−	Holding costs decreasing from 1.2% of Sales in 2016E to 0.4% in 2018E;
−	Factoring costs decreasing from 1.9% of Sales in 2016E to 1.3% in 2018E;
−	D&A increasing from 51.3% of Capex in 2016E to 60.8% in 2018E;
−	Change in WC increasing from 0.3% of Sales in 2016E to 1.0% in 2018E;
−	Capex increasing from 2.2% of Sales in 2016E to 2.3% in 2018E.

J.P. Morgan has prepared extrapolations after discussion with Cnova management over the period 2019E-2024E:

−	Sales CAGR of 9.9% between 2019E and 2024E with a terminal growth rate of 2.25%, +0.25% above French long term inflation rate of 2.00% given by EIU, to reflect higher penetration rate of e-Commerce;
−	Gradual improvement driven by Marketplace development towards a normative 8.0% EBITDA margin (pre-holding costs) of revenues;
−	Holding costs growing at 2.0% annual inflation rate;
−	Stable factoring costs level of 1.3% of Sales from 2019E until normative year;
−	Increasing D&A towards normative level of 95.0% of Capex;
−	Change in WC gradually decreasing to normative level of 0.2% of Sales;
−	Capex gradually decreasing to normative level of (2.0%) of Sales.

A mid-point weighted average cost of capital (“WACC”) of Cnova of 7.7% has been used, which relies on the following assumptions:

−	A risk free rate of 0.4% (source: J.P. Morgan research (EUR), as of October 2016);
−	A market risk premium of 7.6% (source: J.P. Morgan research (EUR), as of October 2016);

−	An unlevered beta (asset beta) of 0.95, calculated as the average of unlevered asset betas of Amazon, AO World, JD.com and Qliro, themselves deriving from respective local historical 2-year weekly Bloomberg adjusted betas as of October 28, 2016;
−	A target debt to equity ratio of 0% (in line with sector average).

The terminal value, representing 79.5% of the firm value, was determined using the Gordon-Shapiro formula based on the following normative assumptions:

−	A long-term growth rate of Sales of 2.25% of Sales;
−	A normative EBITDA margin of 8.0% of Sales;
−	Normative capital expenditures representing 2.0% of Sales;
−	A level of depreciation & amortization equal to 95.0% of capital expenditures in the normative year;
−	A normative change in working capital estimated to remain stable at 0.2% of Sales.

A sensitivity analysis of the firm value and equity value per Share obtained by this methodology was conducted based on the weighted average cost of capital and on the long-term growth rate:

−	Weighted average cost of capital ranging from 6.7% to 8.7%, with a selected range from 7.2% to 8.2%;
−	Long-term growth rate ranging from 1.75% to 2.75%, with a selected range from 2.00% to 2.50%.

Based on the sensitivity analysis above, the equity value per Share of Cnova ranges from 4.0 euros to 5.5 euros, corresponding to a firm value ranging from 1,338 to 1,849 million euros. The central equity value per Share is equal to 4.7 euros, corresponding to a firm value of 1,558 million euros.

Therefore, based on the Discounted Cash Flows approach, for illustrative purposes only as indicated in section 4.2.4, the Offer Price of 5.188 euros converted using the Foreign Exchange Rate would represent a premium / (discount) of 28.7% / (5.8)% over the range of equity value per Share selected.

The Discounted Cash Flows valuation conducted above is based on a central case for holding costs (post Cnova Brazil carve-out), assuming conservation of NASDAQ and Euronext reporting and no squeeze-out. Should NASDAQ and Euronext reporting be removed and a squeeze-out be implemented, it would translate into an upside of 0.16 euros per Share (assuming allocation to 100% of Share capital).

4.4.2.	Trading multiples

This methodology consists in determining the value of Cnova by applying the multiples observed from a sample of selected comparable publicly-traded companies to its financials (based on the business plan prepared by Cnova management).

The following sample of comparable online-retail listed companies was used in the analysis:

−	JD.com, a Chinese online-retail company engaged in the sale of electronics and home appliance products, as well as general merchandise products (including audio, video products and books) sourced from manufacturers, distributors and publishers in China through its website. It also offers an online marketplace that enables third-party vendors to sell their products to customers on the Company's website. JD.Com is a comparable to Cnova primarily because it is a single-country e-Commerce player (China) and country leader in traffic, and also thanks to its similar primary focus on consumer electronics and appliances carrying low margins and high volume plays. However, China has a significantly different macroeconomic outlook compared to France which is a differentiating factor compared to Cnova.
−	AO World, a British online-retail company specialised in online retailing of domestic appliances to customers in the United Kingdom. The Company also provides delivery and installation services. AO World is a single-country e-Commerce player and primarily focuses on home appliances, which makes it a good comparable to Cnova. However, the lack of marketplace activity in AO World’s business model (which tends to improve margins) is a differentiating factor compared to Cnova.
−	Qliro, a Swedish online-retail company offering a range of products and services through its websites to customers in Nordic countries including merchandise and content purchased for resale from vendors and products offered by third-party sellers. As such, Qliro business model is close to Cnova’s, being both a merchant and a marketplace (“hybrid” e-Commerce model). However, Qliro is much smaller than Cnova in terms of market capitalization and turnover, which is a differentiating factor.
−	Amazon, a US online-retail company offering a range of products and services through its websites, including merchandise and content it purchases for resale from vendors and those offered by third-party sellers. As such, Amazon’s business model is close to Cnova’s, being both a merchant and a marketplace (“hybrid” e-Commerce model). However, some of Amazon’s features constitute limits of comparability: Amazon has a more diverse business model which now includes new services (e.g. Amazon Web Services) which have lifted considerably the operating margin (Amazon is no longer a pure e-Commerce comparable). Finally, Amazon operates globally. As a consequence, it is excluded from average and median calculations.

Given the lack of perfect comparability between Cnova and the publicly-traded companies selected, the trading multiples methodology has been retained for indicative purposes only.

FV/Sales multiples are deemed to be more relevant than FV/EBITDA and FV/EBIT multiples as the latter are not always meaningful due to differences in companies’ reporting standards and operating profiles (some of the selected companies being unprofitable at EBITDA and EBIT levels in the coming years).

In order to apply the trading multiples methodology, firm values of the selected companies listed above have been computed as follows:

Market capitalisation (as of October 28, 2016)

+ Latest available net debt

+ Book value of minority interests

+ Pension provisions after tax

– Book value of financial assets accounted for using the equity method

Sales, EBITDA and EBIT forecasts are based on the IBES consensus (Factset consensus of equity research analysts who follow these companies on a regular basis) as of October 28, 2016.

The table below presents a selection of key operating metrics for the group of companies selected (Average and Median exclude Amazon):

Source: Company information, Factset as of October 28, 2016

The table below presents a selection of key valuation ratios for the group of companies selected (Average and Median exclude Amazon):

Source: Company information, Factset as of October 28, 2016

The table below presents the implied valuation for Cnova when considering FV/Sales multiples6:

For both years, high-end of the range is based on AO World multiple, considered as the most comparable peer to Cnova, and low-end of the range is based on the average of peer set multiples excluding Amazon.

Applying the respective ranges of 2016 and 2017 FV/Sales peer set multiples to Cnova’s revenue figures results in an implied firm value ranging between 1,350 million euros and 1,776 million euros based on 2016 revenues and an implied firm value ranging between 1,195 million euros and 1,567 million euros based on 2017 revenues. This results in an implied equity value per Share ranging between 4.0 euros and 5.3 euros based on Cnova’s 2016 revenues and ranging between 3.6 euros and 4.7 euros based on 2017 revenues.

[6]	Premium / (Discounts) are given for illustrative purposes only as indicated in section 4.2.4. using the Offer Price of 5.188 euros converted with the Foreign Exchange Rate.

Therefore, based on the trading multiples approach, for illustrative purposes only as indicated in section 4.2.4, the Offer Price of 5.188 euros converted using the Foreign Exchange Rate would represent a premium / (discount) of 27.7% / (2.0)% over the range of equity value per Share based on the 2016 multiples and of 43.5% / 10.6% over the range of equity value per Share based on the 2017 multiples.

4.4.3.	Share price evolution

Cnova’s Shares are admitted for trading in Euro on Euronext Paris (Compartment A) under the ISIN code NL0010949392 (mnemonic code: “CNV”).

Cnova’s Shares are admitted for trading in US$ on the NASDAQ Global Select Market under the ISIN code NL0010949392 (mnemonic code: “CNV”).

Over the last twelve month prior to the announcement, on May 12, 2016, of the execution of a non-binding memorandum of understanding with respect to the Transactions (including the Offer):

−	Daily trading volumes on NASDAQ reached approximately 87,840 Shares on average, which corresponds to 5.2% of Share capital[7].
−	Daily trading volumes on Euronext Paris reached approximately 6,274 Shares on average, which corresponds to 0.4% of Share capital[8].

Due to limited size of the free float and limited turnover as illustrated above, the Share price evolution methodology has been retained for reference purposes only.

The tables below present the premium implied by the Offer, over a selection of Cnova’s trading indicators calculated as of October 28, 20169 on NASDAQ and Euronext Paris.

Listing on NASDAQ10

Source: Factset as of October 28, 2016

Therefore, for illustrative purposes only as indicated in section 4.2.4, the Offer Price of 5.188 euros converted using the Foreign Exchange Rate implies a premium of 6.7%, 9.8%, 15.2% and 50.3% to the volume-weighted average price over, respectively, one, three, six and twelve months to October 28, 2016 and a premium of 57.2% to the volume-weighted average price over 12 months to May 12, 2016. It implies a premium

[7]	Calculated as the cumulated volume traded over the period divided by the total number of Cnova Shares (441,297,846), before the capital reduction of 96,790,798 treasury shares received from Via Varejo as part of Brazilian activities reorganization (as described in section 4.2.3).
[8]	Calculated as the cumulated volume traded over the period divided by the total number of ordinary Cnova shares (441,297,846), before capital reduction of 96,790,798 treasury shares received from Via Varejo as part of Brazilian activities reorganization (as described in section 4.2.3).
[9]	A daily exchange rate was used for market data.
[10]	Premium / (Discounts) are given for illustration purposes only as indicated in section 4.2.4. using the Offer Price of 5.188 euros converted with the Foreign Exchange Rate.

of 162.0% and 4.9% respectively to the minimum and maximum closing prices over the twelve months to October 28, 2016. For reference, the Offer Price implies a premium of 105.7% to the VWAP over 60 trading days prior to the announcement, on May 12, 2016, of the execution of a non-binding memorandum of understanding with respect to the Transactions (including the Offer). It implies a premium of 74.4% to the closing price at May 11, 2016 prior to the announcement of the execution of a non-binding memorandum of understanding with respect to the Transactions and 93.6% to the closing price of April 27, 2016, prior to first leaks about Cnova potential restructuring in Brazilian press.

Target prices (€) provided for illustrative purposes only.

The Offer price implies a premium of 4.2% to the average broker target price (including Credit Suisse, Societe Generale and Kepler Chevreux) as of October 28, 2016.

Listing on Euronext11,12

Source: Factset as of October 28, 2016

Therefore, for illustrative purposes only as indicated in section 4.2.4, the Offer Price of 5.188 euros converted using the Foreign Exchange Rate implies a premium of 7.2%, 10.1%, 15.4%, and 50.3% to the volume-weighted average price over, respectively, one, three, six and twelve months to October 28, 2016 and a premium of 56.1% to the volume-weighted average price over 12 months to May 12, 2016. It implies a premium of 159.4% and 5.2% respectively to the minimum and maximum closing prices over the twelve months to October 28, 2016. It implies a premium of 77.7% to the closing price at May 11, 2016 prior to the announcement of the execution of a non-binding memorandum of understanding with respect to the Transactions

[11]	Premium / (Discounts) are given for illustration purposes only as indicated in section 4.2.4. using the Offer Price of 5.188 euros converted with the Foreign Exchange Rate.
[12]	According to AMF rules (Art. 233-3) offer price must be higher than Euronext VWAP over 60 trading days prior to announcement of the offer (12 May 2016).

and 85.3% to the closing price of April 27, 2016, prior to first leaks about Cnova potential restructuring in Brazilian press. Lastly, it implies a premium of 105.7% to the volume-weighted average price over 60 trading days prior to the memorandum of understanding signing announcement date (12 May 2016)13.

4.5.	Valuation summary

Therefore, for illustrative purposes only as indicated in section 4.2.4, the Offer Price of 5.188 euros converted using the Foreign Exchange Rate is compared to the methods and reference information shown in the table below:

[13]	According to AMF rules (Art. 233-3) offer price must be higher than Euronext VWAP over 60 trading days prior to announcement of the offer (12 May 2016).

4.6.	Miscellaneous

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected by Casino to perform the valuation analysis on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Cnova, Casino and the industries in which they operate.

For services rendered in connection with the French Offer, Casino has agreed to pay J.P. Morgan or its affiliates a fee of US$3,000,000, plus up to an additional US$1,000,000 payable in Casino’s sole discretion, which fee will become payable upon the consummation of the Offers. In addition, Casino has agreed to reimburse J.P. Morgan and its affiliates for certain of its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan and certain of its affiliates against certain liabilities arising out of J.P. Morgan’s services.

During the two years preceding the date of the valuation analysis, J.P. Morgan and its affiliates have had financial advisory, commercial and/or investment banking relationships with Casino and certain of its affiliates for which J.P. Morgan and its affiliates have received customary compensation. Such services during such period have included acting as financial advisor in connection with the sale of Casino’s assets in Argentina, Libertad SA, to Casino’s Colombian subsidiary, Grupo Éxito (July 2015); acting as financial advisor in connection with the sale of Casino’s ownership interest in Big C Supercenter PLC to TCC Group (February 2016); acting as structuring advisor and dealer manager for the cash tender offer with respect to certain bonds of Casino (September 2016); acting as Mandated Lead Arranger, Bookrunner/Facility Agent and Swingline Agent in connection with Casino’s 5-year, US$1 billion syndicated revolving credit facility (July 2013) and as a lender of US$100 million to Casino under such facility (maturing July 2018); acting as Mandated Lead Arranger for Casino’s 5-year, €1.2 billion syndicated revolving credit facility (February 2014) and as a lender of €50 million to Casino under such facility (maturing February 2021); periodically acting as a counterparty to Casino in Casino’s ordinary course foreign exchange currency transactions; currently acting as escrow agent for Casino with respect to the escrow of certain funds in connection with the French Offer; lending US$64 million to an affiliate of Casino under such affiliate’s US$450 million, 3-year syndicated term loan (December 2015); acting as depositary bank on an ongoing basis for the ADRs of certain affiliates of Casino; acting as Lender under the US$50 million bilateral credit facility of an affiliate of Casino (matured March 2016); and periodically acting as a counterparty to an affiliate of Casino in connection with its ordinary course market derivative activities related to interest rate and foreign currency swaps. During the two years preceding the date of the valuation analysis, J.P. Morgan and its affiliates have had financial advisory, commercial and/or investment banking relationships with Cnova and certain of its affiliates for which J.P. Morgan and its affiliates have received customary compensation. Such services during such period have included acting as joint underwriter for the initial public offering of Cnova (November 2014) and currently serving as escrow agent for Cnova and its affiliate with respect to the escrow of certain funds in connection with the reorganization of Cnova Brazil (November 2016).

In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Cnova or Casino for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

The Information Agent for the U.S. Offer is:

1290 Avenue of the Americas, 9th Floor
New York, NY 10104
(888) 206-5896

The Depositary for the U.S. Offer is:

AMERICAN STOCK TRANSFER AND TRUST COMPANY

By Mail: American Stock Transfer & Trust Company, LLC Attn: Reorganization Department 6201 15th Avenue, Brooklyn, New York 11219	By Express or Overnight Courier: American Stock Transfer & Trust Company, LLC Attn: Reorganization Department 6201 15th Avenue, Brooklyn, New York 11219